      As filed with the Securities and Exchange Commission on June 26, 1998
                                               Registration No. 333-____________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                           UNION PLANTERS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

        TENNESSEE                         6712                    62-0859007
(State or Other Jurisdiction of (Primary Standard Industrial (I.R.S. Employer Incorporation or Organization) Classification Code Number) Identification No.)

                           7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6000

   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               E. JAMES HOUSE, JR.
                  SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT
                           UNION PLANTERS CORPORATION
                           7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6596

                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                WITH COPIES TO:

   FRANK M. CONNER III                    CARL F. GRISWOLD                           LEONARD E. ZEDECK
     ALSTON & BIRD LLP           PRESIDENT AND CHIEF EXECUTIVE OFFICER                ZEDECK & ZEDECK
NORTH BUILDING, 11TH FLOOR                TRANSFLORIDA BANK                     1820 NORTHEAST 163RD STREET
601 PENNSYLVANIA AVENUE, N.W.    1489 WEST PALMETTO PARK ROAD, SUITE 300     NORTH MIAMI BEACH, FLORIDA 33162
  WASHINGTON, D.C. 20004              BOCA RATON, FLORIDA 33486                        (305) 944-8688
      (202) 756-3303                      (561) 347-0007

                          -----------------------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:

       As soon as practicable after the merger (the "Merger") described in this Registration Statement becomes effective.

       If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

================================================================================================================
     TITLE OF EACH CLASS                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
        OF SECURITIES                AMOUNT TO BE       OFFERING PRICE         AGGREGATE           AMOUNT OF
      TO BE REGISTERED              REGISTERED (1)       PER UNIT (2)      OFFERING PRICE (2)  REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
        Common Stock,
 $5.00 par value (and associated   1,750,000 shares         $24.15            $42,259,620          $12,470
    Preferred Share Rights)
================================================================================================================

(1) This Registration Statement covers the maximum number of shares of the common stock of the Registrant which is expected to be issued in connection with the Merger.

(2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457 (f) under the Securities Act of 1933, as amended, on the book value of the shares of common stock of Transflorida Bank.

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.

================================================================================

                               TRANSFLORIDA BANK
                    1489 WEST PALMETTO PARK ROAD, SUITE 300
                           BOCA RATON, FLORIDA 33486


                                                                  June 30, 1998


TO THE SHAREHOLDERS OF TRANSFLORIDA BANK

You are cordially invited to attend a special meeting of the shareholders (the "Transflorida Special Meeting") of Transflorida Bank ("Transflorida") to be held at Transflorida at 1489 West Palmetto Park Road, Suite 300, Boca Raton, Florida 33486 at 11:00 a.m., local time, on August 18, 1998, notice of which is enclosed.

At the Transflorida Special Meeting, you will be asked to consider and vote on a proposal to approve the Agreement and Plan of Reorganization, as amended (the "Agreement"), by and between Transflorida and Union Planters Corporation, a Tennessee corporation ("UPC"), and the related Plan of Merger by and between Transflorida and Union Planters Bank, National Association ("UPBNA"), a multi-state national banking association and wholly-owned subsidiary of UPC.. Pursuant to the Agreement and the Plan of Merger, Transflorida will merge (the "Merger") with and into UPBNA, with the effect that UPBNA will be the surviving bank resulting from the Merger. Upon consummation of the Merger each share of the common stock of Transflorida ("Transflorida Common Stock") issued and outstanding will be converted into and exchanged for .8489 of a share of the common stock of UPC (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio") (together with the associated Preferred Share Rights as defined in the accompanying Proxy Statement/Prospectus), with cash being paid in lieu of issuing fractional share.

The Agreement provides that in the event that the average trading price of UPC common stock during a specified period (i) is less than $52.59 and declines by more than 15% in comparison to the average trading price of a group of 14 bank holding companies specified in the Agreement, or (ii) is less than $49.50, then Transflorida will have the right to terminate the Agreement unless UPC elects to increase the Exchange Ratio pursuant to a formula included in the Agreement. For information with respect to the operation of this provision and the considerations of the Board of Directors of Transflorida in determining whether to terminate the Agreement and of the Board of Directors of UPC in determining whether to increase the Exchange Ratio, see "Summary -- The Merger" and "Description of Transaction -- Possible Adjustment of Exchange Ratio" in the accompanying Proxy Statement/Prospectus. Under no circumstances would the Exchange Ratio be less than .8489.

       Approval of the Agreement and the Plan of Merger by the Transflorida shareholders will also authorize the Transflorida Board of Directors to exercise its discretion whether to proceed with the Merger in the event that Transflorida has the right to exercise its termination right as described above. THE TRANSFLORIDA BOARD OF DIRECTORS EXPECTS IT WOULD EXERCISE SUCH DISCRETION AND DECIDE WHETHER TO TERMINATE THE AGREEMENT AND THE PLAN OF MERGER WITHOUT A RESOLICITATION OF SHAREHOLDERS.

       Enclosed are the (i) Notice of Transflorida Special Meeting, (ii) Proxy Statement/Prospectus, (iii) proxy card for the Transflorida Special Meeting, and
(iv) pre-addressed return envelope for the proxy card. The Proxy Statement/Prospectus describes in more detail the Agreement, the Plan of Merger, and the proposed Merger, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of Transflorida's shareholders. Please read these materials carefully and consider thoughtfully the information set forth in them.

       Alex Sheshunoff & Co., Transflorida's financial advisor, has issued its opinion to your Board of Directors regarding the fairness, from a financial point of view, of the Exchange Ratio to be paid by UPC pursuant to the Agreement. A copy of the opinion is included at Appendix C to the Proxy Statement/Prospectus.

       THE BOARD OF DIRECTORS OF TRANSFLORIDA HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE PLAN OF MERGER AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER.

       Approval of the Agreement and the Plan of Merger will require the affirmative vote of the holders of a majority of the issued and outstanding shares of Transflorida Common Stock entitled to be voted at the Transflorida Special Meeting. Whether or not you plan to attend the Transflorida Special Meeting, you are urged to complete, sign, date, and return promptly the enclosed proxy card. If you attend the Transflorida Special Meeting, you may vote in person even if you previously returned your proxy card. The proposed Merger with UPC is a significant step for Transflorida and your vote on this matter is of great importance.

       ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER BY MARKING THE ENCLOSED PROXY CARD "FOR"
ITEM 1.

       I look forward to seeing you at the Transflorida Special Meeting.


                                               Sincerely,


                                               Carl F. Griswold
                                               President and
                                               Chief Executive Officer

                                TRANSFLORIDA BANK

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                   TO BE HELD AT 11:00 A.M. ON AUGUST 18, 1998


       NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "Transflorida Special Meeting") of Transflorida Bank ("Transflorida") will be held at Transflorida at 1489 West Palmetto Park Road, Suite 300, Boca Raton, Florida 33486, on August 18, 1998, at 11:00 a.m., local time, for the following purposes:

       1. MERGER. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, as amended (the "Agreement"), dated as of February 26, 1998, by and between Transflorida and Union Planters Corporation, a Tennessee corporation ("UPC"), and the related Plan of Merger (the "Plan of Merger"), by and between Transflorida and Union Planters Bank, National Association ("UPBNA"), a multi-state national banking association and wholly-owned subsidiary of UPC, pursuant to which (i) Transflorida will merge (the "Merger") with and into UPBNA, with the effect that UPBNA will be the surviving bank resulting from the Merger, and (ii) each share of the $1.00 par value common stock of Transflorida ("Transflorida Common Stock") issued and outstanding at the effective time of the Merger (excluding shares held by Transflorida or UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .8489 of a share of the $5.00 par value common stock of UPC (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio"), (together with the associated Preferred Share Rights (as defined in the accompanying Proxy Statement/Prospectus)), and cash in lieu of issuing any fractional share. Copies of each of the Agreement and the Plan of Merger are included at Appendices A and B, respectively, to the accompanying Proxy Statement/Prospectus and are incorporated by reference therein.

       2. OTHER BUSINESS. To transact such other business as may come properly before the Transflorida Special Meeting or any adjournments or postponements of the Transflorida Special Meeting.

       Only shareholders of record at the close of business on June 25, 1998, will be entitled to receive notice of and to vote at the Transflorida Special Meeting or any adjournment or postponement thereof. APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF TRANSFLORIDA COMMON STOCK ENTITLED TO BE VOTED AT THE TRANSFLORIDA SPECIAL MEETING.

       THE BOARD OF DIRECTORS OF TRANSFLORIDA UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER.


                                       BY ORDER OF THE BOARD OF DIRECTORS



                                       Carl F. Griswold
                                       President and Chief Executive Officer

Boca Raton, Florida

      WHETHER OR NOT YOU PLAN TO ATTEND THE TRANSFLORIDA SPECIAL MEETING,
         PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND
        RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PAID RETURN ENVELOPE
           IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT
                       THE TRANSFLORIDA SPECIAL MEETING.

                                   PROSPECTUS
                           UNION PLANTERS CORPORATION
                          COMMON STOCK, $5.00 PAR VALUE

                                 PROXY STATEMENT
                     FOR SPECIAL MEETING OF SHAREHOLDERS OF
                                TRANSFLORIDA BANK
                     1489 WEST PALMETTO PARK ROAD, SUITE 300
                            BOCA RATON, FLORIDA 33486

       This Prospectus of Union Planters Corporation ("UPC"), a bank holding company organized and existing under the laws of the State of Tennessee, relates to up to 1,655,477 shares of common stock, $5.00 par value, of UPC (together with associated Preferred Share Rights (as defined herein), "UPC Common Stock"), which are issuable to the shareholders of Transflorida Bank ("Transflorida"), state bank organized and existing under the laws of the State of Florida, upon consummation of the proposed merger (the "Merger") of Transflorida with and into Union Planters Bank, National Association ("UPBNA"), a multi-state national banking association, and wholly-owned subsidiary of UPC, with the effect that UPBNA will be the surviving bank of the Merger. UPBNA is a wholly-owned subsidiary of Union Planters Holding Corporation ("UPHC"), a corporation organized and existing under the laws of the State of Tennessee and in turn a wholly-owned subsidiary of UPC.

       The Merger will be consummated pursuant to the terms of the Agreement and Plan of Reorganization, as amended, dated as of February 26, 1998 (the "Agreement"), by and between UPC and Transflorida and the related Plan of Merger (the "Plan of Merger") by and between Transflorida and UPBNA. Each of UPHC and UPBNA has supplementally joined in the Agreement as amended. At the effective time of the Merger (the "Effective Time"), except as described herein, each issued and outstanding share of the $1.00 par value common stock of Transflorida ("Transflorida Common Stock") (excluding shares held by Transflorida or UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .8489 of a share of UPC Common Stock (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio"). Cash (without interest) will be paid in lieu of the issuance of any fractional shares of UPC Common Stock.

       This Prospectus also serves as a Proxy Statement of Transflorida, and is being furnished to the shareholders of Transflorida in connection with the solicitation of proxies by the Board of Directors of Transflorida (the "Transflorida Board") for use at its special meeting of shareholders (including any adjournments or postponements thereof, the "Transflorida Special Meeting"), to be held on August 18, 1998, to consider and vote upon the Agreement and the Plan of Merger. This Proxy Statement/Prospectus (the "Proxy Statement") and related materials enclosed herewith are being mailed to the shareholders of Transflorida on or about June 30, 1998.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
        FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
                           AGENCY OR INSTRUMENTALITY.

                                 --------------

               The date of this Proxy Statement is June 30, 1998.

                              AVAILABLE INFORMATION

       UPC is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy and information statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The shares of UPC Common Stock are listed and traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "UPC." Reports, proxy and information statements, and other information concerning UPC may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 .

       This Proxy Statement constitutes part of the Registration Statement on Form S-4 of UPC (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about UPC, Transflorida, and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

       All information contained in this Proxy Statement or incorporated herein by reference with respect to UPC was supplied by UPC, and all information contained in this Proxy Statement with respect to Transflorida was supplied by Transflorida.

       NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPC OR TRANSFLORIDA OR THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SINCE THE DATE OF THIS PROXY STATEMENT.

       THIS PROXY STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS, AND BUSINESS OF UPC AND TRANSFLORIDA, AND OF UPC FOLLOWING THE CONSUMMATION OF THE MERGER AND THE OTHER ACQUISITIONS (AS DEFINED UNDER "BUSINESS OF UPC -- RECENT DEVELOPMENTS"), INCLUDING STATEMENTS RELATING TO THE COST SAVINGS AND REVENUE ENHANCEMENTS THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER AND THE OTHER ACQUISITIONS AND THE EXPECTED IMPACT OF THE MERGER AND THE OTHER ACQUISITIONS ON UPC'S FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING POSSIBILITIES: (i) EXPECTED COST SAVINGS FROM THE MERGER AND THE OTHER ACQUISITIONS CANNOT BE FULLY REALIZED; (ii) DEPOSIT ATTRITION, CUSTOMER LOSS, OR REVENUE LOSS FOLLOWING THE MERGER AND THE OTHER ACQUISITIONS IS GREATER THAN EXPECTED; (iii) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (iv) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF UPC AND THE INSTITUTIONS TO BE ACQUIRED ARE GREATER THAN EXPECTED; (v) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (vi) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (vii) CHANGES OCCUR IN THE REGULATORY ENVIRONMENT; (viii) CHANGES OCCUR IN BUSINESS CONDITIONS AND INFLATION; (ix) CHANGES OCCUR IN THE SECURITIES MARKETS; AND (x) DISRUPTIONS OF THE

OPERATIONS OF UPC, TRANSFLORIDA, OR ANY OF THEIR SUBSIDIARIES, OR ANY OTHER GOVERNMENTAL OR PRIVATE ENTITY AS A RESULT OF THE "YEAR 2000 PROBLEM." THE FORWARD-LOOKING EARNINGS ESTIMATES INCLUDED IN THIS PROXY STATEMENT HAVE NOT BEEN EXAMINED OR COMPILED BY THE INDEPENDENT PUBLIC ACCOUNTANTS OF UPC OR TRANSFLORIDA, NOR HAVE SUCH ACCOUNTANTS APPLIED ANY PROCEDURES THERETO. ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM. FURTHER INFORMATION ON OTHER FACTORS THAT COULD AFFECT THE FINANCIAL RESULTS OF UPC AFTER THE MERGER AND THE OTHER ACQUISITIONS IS INCLUDED IN THE SEC FILINGS INCORPORATED BY REFERENCE HEREIN.

                       DOCUMENTS INCORPORATED BY REFERENCE

       The following documents previously filed with the SEC by UPC pursuant to the Exchange Act are hereby incorporated by reference herein (SEC File No. 1-10160):

       (a) UPC's Annual Report on Form 10-K for the year ended December 31, 1997 (provided that any information included or incorporated by reference in response to Items 402 (a)(8), (i), (k), or (1) of Regulation S-K of the SEC shall not be deemed to be incorporated herein and is not part of the Registration Statement) (the "UPC 1997 Form 10-K");

       (b) UPC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and its amendment to such form on Form 10-Q/A (the "UPC March 31, 1998 Form 10-Q");

       (c) UPC's Current Reports on Form 8-K dated January 15, February 23, and April 16, 1998;

       (d) The description of the current management and Board of Directors of UPC contained in the proxy statement of UPC (the "UPC Annual Meeting Proxy Statement") filed pursuant to Section 14(a) of the Exchange Act with respect to UPC's 1998 Annual Meeting of shareholders held on April 16, 1998;

       (e) UPC's Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989; (SEC File No. 0-6919) in connection with UPC's designation and authorization of its Series A Preferred Stock; and

       (f) The description of the UPC Common Stock contained in UPC's Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

       All documents filed by UPC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement and prior to final adjournment of the Transflorida Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

       UPC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to UPC that has been incorporated by reference in the Registration Statement. Such requests should be directed to E. James House, Jr., Secretary and Manager of the Legal Department, Union Planters Corporation, 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018 (telephone (901) 580-6584). In order to ensure timely delivery of the documents, any request should be made by August 18, 1998.

                               TABLE OF CONTENTS

                                                                                     PAGE
                                                                                     ----
SUMMARY ..........................................................................     1
        The Parties ..............................................................     1
        Meeting of Shareholders ..................................................     2
        The Merger ...............................................................     3
        Comparative Market Prices of Common Stock ................................     7
        Selected Consolidated Financial Data .....................................     8
        Historical and Pro Forma Comparative Per Share Data ......................    13
MEETING OF SHAREHOLDERS ..........................................................    15
        Date, Place, Time, and Purpose ...........................................    15
        Record Date, Voting Rights, Required Vote, and Revocability of Proxies ...    15
        Solicitation of Proxies ..................................................    16
        Dissenters' Rights .......................................................    16
DESCRIPTION OF TRANSACTION .......................................................    18
        General ..................................................................    18
        Possible Adjustment of Exchange Ratio ....................................    18
        Background of and Reasons for the Merger .................................    20
        Opinion of Transflorida's Financial Advisor ..............................    22
        Effective Time of the Merger .............................................    25
        Distribution of Consideration ............................................    26
        Conditions to Consummation of the Merger .................................    26
        Regulatory Approval ......................................................    27
        Waiver, Amendment, and Termination .......................................    27
        Conduct of Business Pending the Merger ...................................    28
        Management and Operations After the Merger ...............................    30
        Interests of Certain Persons in the Merger ...............................    30
        Certain Federal Income Tax Consequences of the Merger ....................    30
        Accounting Treatment .....................................................    32
        Expenses and Fees ........................................................    32
        Resales of UPC Common Stock ..............................................    32
        Termination Fee Agreement ................................................    33
EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS ...................................    34
        Anti-takeover Provisions Generally .......................................    34
        Authorized Transflorida Stock ............................................    35
        Preemptive Rights ........................................................    36
        Amendment of Charter and Bylaws ..........................................    36
        Classified Board of Directors and Absence of Cumulative Voting ...........    37
        Director Removal and Vacancies ...........................................    37
        Limitations on Director Liability ........................................    38
        Indemnification ..........................................................    38
        Special Meetings of Shareholders .........................................    39
        Actions by Shareholders Without a Meeting ................................    39
        Shareholder Nominations and Proposals ....................................    40
        Business Combinations ....................................................    40
        Limitations on Ability to Vote Stock .....................................    42
        Dissenters' Rights of Appraisal ..........................................    42
        Shareholders' Rights to Examine Books and Records ........................    43
        Dividends ................................................................    43
COMPARATIVE MARKET PRICES AND DIVIDENDS ..........................................    44
BUSINESS OF TRANSFLORIDA .........................................................    45
        General ..................................................................    45
        Business and Properties ..................................................    45
        Competition ..............................................................    45

        Legal Proceedings ........................................................    46
        Management ...............................................................    46
        Employee Benefit Plans ...................................................    46
        Transactions with Management .............................................    47
TRANSFLORIDA'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS .....................................    48
        Quarters ended March 31, 1998 and 1997 ...................................    48
        Years ended December 31, 1997, 1996, and 1995 ............................    55
BUSINESS OF UPC ..................................................................    64
        General ..................................................................    64
        Recent Developments ......................................................    65
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION ...........................    67
CERTAIN REGULATORY CONSIDERATIONS ................................................    73
        General ..................................................................    73
        Payment of Dividends .....................................................    74
        Capital Adequacy .........................................................    75
        Support of Subsidiary Institutions .......................................    76
        Prompt Corrective Action .................................................    76
DESCRIPTION OF UPC CAPITAL STOCK .................................................    77
        UPC Common Stock .........................................................    78
        UPC Preferred Stock ......................................................    78
SHAREHOLDER PROPOSALS ............................................................    79
EXPERTS ..........................................................................    79
OPINIONS .........................................................................    79
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS .......................................    F-1

APPENDICES:

Appendix A -- Agreement and Plan of Reorganization, as amended, dated as of
              February 26, 1998, by and between Union Planters Corporation and Transflorida Bank

Appendix B -- Plan of Merger of Transflorida Bank into and with Union Planters
              Bank, National Association

Appendix C -- Opinion of Alex Sheshunoff & Co.

Appendix D -- Florida Banking Code, as amended, Section 658.44

                                     SUMMARY


       THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROXY STATEMENT AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE MATTERS COVERED IN THIS PROXY STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT. SHAREHOLDERS ARE URGED TO READ CAREFULLY THE ENTIRE PROXY STATEMENT, INCLUDING THE APPENDICES. AS USED IN THIS PROXY STATEMENT, THE TERMS "UPC" AND "TRANSFLORIDA" REFER TO UNION PLANTERS CORPORATION AND TRANSFLORIDA BANK, RESPECTIVELY, AND, WHERE THE CONTEXT REQUIRES, TO THOSE ENTITIES AND THEIR RESPECTIVE SUBSIDIARIES.

THE PARTIES

       TRANSFLORIDA Transflorida is a Florida state bank headquartered in Boca Raton, Florida. Transflorida operates 13 banking offices in 4 counties in Florida. At March 31, 1998, Transflorida had total consolidated assets of approximately $318 million, total consolidated loans of approximately $201 million, total consolidated deposits of approximately $273 million, and total consolidated shareholders' equity of approximately $42 million.

       The principal executive offices of Transflorida are located at 1489 West Palmetto Park Road, Suite 300, Boca Raton, Florida 33486 and its telephone number at such address is (561) 347-0007. Additional information with respect to Transflorida and its subsidiaries is included elsewhere herein. See "Business of Transflorida."

       UPC. UPC, a Tennessee corporation, is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As of March 31, 1998, UPC had total consolidated assets of approximately $18.4 billion, total consolidated loans of approximately $12.7 billion, total consolidated deposits of approximately $13.6 billion, and total consolidated shareholders' equity of approximately $1.8 billion.

       UPC conducts its business activities through its principal bank subsidiary, the $15.7 billion asset, UPBNA, a multi-state national banking association headquartered in Memphis, Tennessee, with branches in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee, one federally-chartered savings association headquartered in Tennessee, two other Tennessee state-chartered banks headquartered in Tennessee, two recently acquired Arkansas state-chartered banks, and one Florida state-chartered bank headquartered in Miami, Florida (collectively with UPBNA, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates and maintains approximately 518 banking offices and 676 automated teller machines ("ATMs"). UPC's total deposits at March 31, 1998 are allocable by state (before consolidating adjustments) approximately as follows: $6.7 billion in Tennessee; $2.9 billion in Mississippi; $1.3 billion in Florida; $1.2 billion in Missouri; $596 million in Arkansas; $598 million in Louisiana; $412 million in Alabama; and $103 million in Kentucky.

       Acquisitions have been, and are expected to continue to be, an important part of UPC's business strategy. UPC completed 13 acquisitions in 1994, three in 1995, seven in 1996, six in 1997, and has recently completed two in 1998, adding approximately $3.8 billion in total assets in 1994, $1.3 billion in 1995, $4.2 billion in 1996, and $3.6 billion in 1997, and $520 million in 1998 (the "Recently Completed Acquisitions"). As of June 1, 1998, UPC was a party to definitive agreements to acquire ten financial institutions, not including Transflorida, and to purchase certain branch locations and assume deposit liabilities of California Federal Bank in Florida ("CalFed Branch Purchase") (collectively referred to herein as the "Other Pending Acquisitions.") The Other Pending Acquisitions had aggregate total assets of approximately $12.8 billion at March 31, 1998. For purposes of this Proxy Statement, the terms "Recently Completed Acquisitions" and "Other Pending Acquisitions" are collectively referred to as "Other Acquisitions." The largest of the Other Pending Acquisitions is UPC's proposed acquisition of Magna Group, Inc. ("Magna"), St. Louis, Missouri, which had total consolidated assets of approximately $7.3 billion at March 31, 1998. On May 1, 1998, Magna acquired Charter Financial, Inc., and its subsidiary, Charter Bank, S.B. (the "Charter Acquisition") in a transaction accounted for as a purchase. Located in Sparta, Illinois, Charter Financial, Inc. had at the time of consummation total assets of approximately $406 million, total deposits of approximately $309 million, and total shareholders' equity of approximately $67 million. For purposes of this Proxy Statement, including the historical and equivalent pro forma data, the terms "Other Acquisitions" and "Other Pending Acquisitions" include the Charter Acquisition. For a description of the acquisitions in addition to the Merger which are currently pending, see "Business of UPC - Recent Developments."

       UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions and other entities engaged in lines of business permissible for banks and bank holding companies. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC Common Stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of the acquisitions in addition to the Merger which are currently pending, see "Business of UPC -- Recent Developments."

       For a discussion of UPC's acquisition program, including a discussion of the significant charges UPC has incurred incidental to acquisitions in the past three fiscal years, see the caption "Acquisitions" (on page 10) in UPC's 1997 Annual Report to Shareholders and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 (on pages 49 and 50) contained in UPC's 1997 Annual Report to Shareholders. UPC's 1997 Annual Report to Shareholders is included as Exhibit 13 to UPC's 1997 Form 10-K and
Exhibit 13 is incorporated by reference herein to the extent indicated herein.

       The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at such address is
(901) 580-6000. Additional information with respect to UPC and its subsidiaries is included elsewhere herein and in documents incorporated by reference in this Proxy Statement. See "Available Information," "Documents Incorporated by Reference," and "Business of UPC."

MEETING OF SHAREHOLDERS

       This Proxy Statement is being furnished to the holders of Transflorida Common Stock in connection with the solicitation by the Transflorida Board of proxies for use at the Transflorida Special Meeting to be held at Transflorida at 1489 West Palmetto Park Road, Suite 300, Boca Raton, Florida 33486 at 11:00 a.m., local time, on August 18, 1998. At the Transflorida Special Meeting, Transflorida shareholders will be asked to consider and vote upon a proposal to approve the Agreement and the Plan of Merger. See "Meeting of Shareholders."

The Transflorida Board has fixed the close of business on June 25, 1998 as the record date (the "Transflorida Record Date") for determination of the Transflorida shareholders who are entitled to notice of and to vote at the Transflorida Special Meeting. Only Transflorida shareholders of record on the Transflorida Record Date will be entitled to receive notice of and to vote at the Transflorida Special Meeting. Each share of Transflorida Common Stock validly issued and outstanding on the Transflorida Record Date is entitled to one vote. On the Transflorida Record Date, there were 1,950,144 shares of Transflorida Common Stock validly issued and outstanding. In order for the Transflorida Special Meeting to be held, a quorum must be achieved. A quorum would be achieved if a majority of the outstanding shares of Transflorida Common Stock are represented at the Transflorida Special Meeting in person or by proxy. Assuming a quorum is achieved, the affirmative vote of a majority of the outstanding shares of Transflorida Common Stock is required to approve the Agreement and Plan of Merger. Each vote is important and all Transflorida shareholders are encouraged to vote their shares, in person or by proxy, at the Transflorida Special Meeting. See "Meeting of Shareholders -- Record Date, Voting Rights, Required Vote, and the Revocability of Proxies."

       The directors and executive officers of Transflorida beneficially owned or controlled 1,491,183 shares of Transflorida Common Stock as of the Transflorida Record Date, or approximately 76.47%, of the outstanding shares. The members of the Transflorida Board have entered into written agreements with UPC agreeing to vote "FOR" approval of the Agreement and the Plan of Merger. For information with respect to the number and percentage of shares of Transflorida Common Stock beneficially owned by directors and executive officers of

Transflorida as well as to the beneficial owners of 5% or more of the outstanding shares of Transflorida Common Stock, see "Meeting of Shareholders" and "Business of Transflorida -- Management."

THE MERGER

         GENERAL. The Agreement provides for the acquisition of Transflorida by UPC pursuant to the merger of Transflorida with and into UPBNA, with the effect that UPBNA will be the surviving bank resulting from the Merger. At the Effective Time, each share of Transflorida Common Stock then issued and outstanding (excluding shares held by Transflorida, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .8489 of a share of UPC Common Stock (subject to possible adjustment as set forth in the Agreement, the "Exchange Ratio").

       In the event either of the following conditions are satisfied, (x)(i) the "Average Closing Price" (defined in the Agreement as the average of the daily last sale prices of UPC Common Stock quoted on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported therein, another authoritative source as reasonably selected by UPC) for the 20 consecutive full trading days for which such shares are traded on the NYSE ending at the close of trading on the later of the date of the Transflorida Special Meeting and the date on which the required consent of the Office of the Comptroller of the Currency (the "OCC"), shall be received (the "Determination Date")) is less than $52.59 and (ii)(1)) the quotient obtained by dividing the Average Closing Price by $61.875 (such quotient being the "UPC Ratio") is less than (2) the quotient obtained by dividing the weighted average of the closing prices (the "Index Price") of 14 bank holding companies designated in the Agreement (the "Index Group") on the Determination Date by the Index Price on March 10, 1998, less 15% (such quotient being the "Index Ratio"), or (y) the Average Closing Price is less than $49.50, then, Transflorida will have the right to terminate the Agreement unless UPC elects to adjust the Exchange Ratio in the manner described under "Description of Transaction -- Possible Adjustment of Exchange Ratio." Under no circumstances would the Exchange Ratio be less than
 .8489 of a share of UPC Common Stock for each share of Transflorida Common
Stock.

       In making its determination of whether to terminate the Agreement, the Transflorida Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, information concerning the business, financial condition, results of operations, and prospects of UPC (including the recent performance of UPC Common Stock, the historical financial data of UPC, customary statistical measurements of UPC's financial performance, and the future prospects for UPC Common Stock following the Merger), and the advice of its financial advisor and legal counsel. If the Transflorida Board elects to terminate the Agreement, UPC would then determine whether to proceed with the Merger at the higher Exchange Ratio. In making this determination, the principal factors UPC will consider include the projected effect of the Merger on UPC's pro forma earnings per share and whether UPC's assessment of Transflorida's earning potential as part of UPC justifies the issuance of an increased number of UPC's shares. If UPC declines to adjust the Exchange Ratio, Transflorida may elect to proceed without the adjustment, provided it does so within 10 days of the Determination Date. UPC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO.

       Approval of the Agreement and the Plan of Merger by the Transflorida shareholders will also authorize the Transflorida Board to exercise its discretion whether to proceed with the Merger in the event that Transflorida has the right to exercise its termination right as described above. THE TRANSFLORIDA BOARD EXPECTS IT WOULD EXERCISE SUCH DISCRETION AND DECIDE WHETHER TO TERMINATE THE AGREEMENT AND THE PLAN OF MERGER WITHOUT A RESOLICITATION OF SHAREHOLDERS.

       No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any holder of Transflorida Common Stock would otherwise be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the closing price of one share of UPC Common Stock on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as reasonably selected by UPC) on the last trading day preceding the Effective Time. See "Description of Transaction -- General."

       REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS OF TRANSFLORIDA. The Transflorida Board believes that the Agreement, the Plan of Merger, and the Merger are in the best interests of Transflorida and its shareholders. The Transflorida Board has approved the matters to be adopted or approved by its shareholders. The Transflorida Board recommends that the Transflorida shareholders vote FOR approval of the Agreement and the Plan of Merger. The Transflorida Board believes that, among other things, the Merger will result in a company with expanded opportunities for profitable growth and that the combined resources and capital of Transflorida and UPC will provide an enhanced ability to compete in the changing and competitive financial services industry. See "Description of Transaction -- Background of and Reasons for the Merger."

       OPINION OF FINANCIAL ADVISOR. Alex Sheshunoff & Co. Investment Banking, Austin, Texas ("ASC") has rendered an opinion to the Transflorida Board dated as of the date of the Agreement and updated as of the date of the Proxy Statement that, based upon the matters set forth in such opinion and such other matters as it deemed relevant, as of the date of its opinion, the Exchange Ratio is fair to the holders of Transflorida Common Stock from a financial point of view. The opinion of ASC dated as of the date of this Proxy Statement is included at Appendix C to this Proxy Statement. Transflorida shareholders are urged to read the ASC opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of Transaction -- Opinion of Transflorida's Financial Advisor."

       EFFECTIVE TIME. Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Certificate of Merger (as defined in the Agreement) becomes effective with the OCC. Subject to the terms and conditions of the Agreement, unless otherwise agreed upon in writing by the duly authorized officers of Transflorida and UPC. The Agreement provides that the parties will use their reasonable efforts to cause the Effective Time to occur within 30 days (as designated by UPC) following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last consent of any regulatory authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Transflorida approve the Agreement and the Plan of Merger, and (iii) the date on which all other conditions precedent (other than those conditions which relate to actions to be taken at the closing of the transactions contemplated by the Agreement) to each of UPC's or Transflorida's obligations under the Agreement shall have been satisfied or waived (to the extent such obligations are waivable under the Agreement). See "Description of Transaction -- Effective Time of the Merger," "-- Conditions to Consummation of the Merger," and "-- Waiver, Amendment, and Termination."

       NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY SHAREHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. TRANSFLORIDA AND UPC ANTICIPATE THAT ALL CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED SO THAT THE MERGER CAN BE CONSUMMATED ON OR ABOUT AUGUST 31, 1998. HOWEVER, DELAYS IN
THE CONSUMMATION OF THE MERGER COULD OCCUR.

       DISTRIBUTION OF CONSIDERATION. Promptly after the Effective Time, UPC will cause the exchange agent selected by UPC (the "Exchange Agent"), to mail to each holder of record of a certificate or certificates (collectively, the "Certificates") which, immediately prior to the Effective Time, represented outstanding shares of Transflorida Common Stock, a letter of transmittal and instructions for use in effecting the surrender and cancellation of the Certificates in exchange for certificates representing shares of UPC Common Stock. Cash will be paid to the holders of Transflorida Common Stock in lieu of issuing any fractional shares of UPC Common Stock. In no event will the holder of any surrendered Certificate(s) be entitled to receive interest on any cash to be issued to such holder, and in no event will Transflorida, UPC, or the Exchange Agent be liable to any holder of Transflorida Common Stock for any consideration delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law. See "Description of Transaction -- Distribution of Consideration."

       REGULATORY APPROVAL AND OTHER CONDITIONS. The Merger is subject to the prior approval of the OCC and other applicable federal and state regulatory authorities. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVAL WILL BE OBTAINED OR AS TO THE TIMING OF SUCH APPROVAL.

       Consummation of the Merger is subject to various other conditions, including receipt of the required approvals of the Transflorida shareholders, receipt of opinions of counsel as to the tax-free nature of certain aspects of the Merger, receipt of a letter from UPC's independent accountants to the effect that the Merger will qualify for pooling-of-interests accounting treatment, and certain other conditions at the Effective Time. See "Description of Transaction -- Regulatory Approval" and "-- Conditions to Consummation of the Merger."

       WAIVER, AMENDMENT, AND TERMINATION. The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by mutual consent of the Transflorida Board and the Board of Directors of UPC (the "UPC Board"), or by the action of the Board of Directors of either company under certain circumstances, including, but not limited to, (i) if the Merger is not consummated by December 31, 1998, unless the failure to consummate by such date is due to a breach of the Agreement by the party seeking to terminate, or (ii) in certain circumstances, if an adjustment is not made to the Exchange Ratio. To the extent permitted by law and as set forth in the Agreement, the Agreement may be amended upon the written agreement of UPC and Transflorida without the approval of Transflorida shareholders before or after the matters relating to the Agreement required to be approved by the Transflorida shareholders are approved by such shareholders, provided, that after any such approval by the Transflorida shareholders, there shall be no amendment that modifies in any material respect the consideration to be received by such shareholders without the further approval of such shareholders. The Merger may be abandoned notwithstanding approval of the matters relating to the Agreement required to be approved by the Transflorida shareholders. See "Description of Transaction -- Waiver, Amendment, and Termination."

       DISSENTERS' RIGHTS. Holders of Transflorida Common Stock as of the Record Date are entitled to dissenters' rights of appraisal pursuant to Section 658.44 of the Florida Banking Code, as amended, (the "FBC"). A holder of Transflorida Common Stock who complies with the provisions of applicable law relating to dissenters' rights will be entitled to receive payment in cash of the value of only those shares held by the shareholder (i) which are voted against the approval of the Agreement at the Transflorida Special Meeting, or (ii) with respect to which the holder thereof has given written notice to Transflorida at or prior to the Transflorida Special Meeting that the shareholder dissents from the Agreement. To the extent that a Transflorida shareholder exercises dissenters' rights, that shareholder will lose the right to receive UPC Common Stock in the Merger and will instead receive a cash payment for the fair value of his or her shares. Such "fair value" may be determined by appraisal, the result of which cannot be predicted. Shareholders wishing to exercise dissenters' rights of appraisal must follow properly all requirements for the exercise of such rights as set forth in Section 658.44 of the FBC, a copy of which is attached as Appendix D to this Proxy Statement. See "Meeting of Shareholders -- Dissenters' Rights."

       INTERESTS OF CERTAIN PERSONS IN THE MERGER. Certain members of Transflorida's management and the Transflorida Board may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of Transflorida generally. These additional interests may be deemed to arise from certain actions UPC has agreed to take regarding the indemnification of Transflorida directors. The Transflorida Board was aware of these interests and considered them, among other matters, in approving the Merger. For a more detailed description of the interests of certain persons in the Merger, see "Description of Transaction -- Interests of Certain Persons in the Merger."

       CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. It is intended that the Merger will be treated as a reorganization within the meaning of
Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, for federal income tax purposes, no gain or loss will be recognized by holders of Transflorida Common Stock upon the exchange of all of such shareholders' shares of Transflorida Common Stock solely for shares of UPC Common Stock (except with respect to cash received in lieu of a fractional share of UPC Common Stock). Consummation of the Merger is conditioned upon receipt by UPC and Transflorida of an opinion of Alston & Bird llp, dated the date of the Effective Time substantially to this effect. The conditions relating to the receipt of the tax opinion may be waived by both Transflorida and UPC. Neither Transflorida nor UPC currently intends to waive the conditions relating to the receipt of the tax opinion. If the conditions relating to the receipt of the tax opinion were waived and the material federal income tax consequences of the Merger were materially different from those described in this Proxy Statement, Transflorida would resolicit the approval of its shareholders prior to consummating the Merger. TAX CONSEQUENCES OF THE MERGER FOR INDIVIDUAL TAXPAYERS CAN VARY, HOWEVER, AND ALL TRANSFLORIDA SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS. For a further discussion of the federal income tax consequences of the Merger, including a description of the tax opinion to be issued in connection with the filing of the Registration Statement, see "Description of Transaction -- Certain Federal Income Tax Consequences of the Merger."

       ACCOUNTING TREATMENT. It is intended that the Merger will be accounted for as a pooling-of-interests transaction for accounting and financial reporting purposes, and UPC will not consummate the Merger if such accounting treatment is not available See "Description of Transaction -- Accounting Treatment."

       CERTAIN DIFFERENCES IN SHAREHOLDERS' RIGHTS. At the Effective Time holders of Transflorida Common Stock, whose rights are governed by Transflorida's Articles of Incorporation (the "Transflorida Charter") and Transflorida's Bylaws (the "Transflorida Bylaws") FBC and (when not in direct conflict with or superseded by specific provisions of the financial institutions codes) the Florida Business Corporation Act ("FBCA"), will automatically become UPC shareholders, and their rights as UPC shareholders will be governed by UPC's Amended and Restated Charter (the "UPC Charter") and UPC's Bylaws (the "UPC Bylaws") and the Tennessee Business Corporation Act (the "TBCA"). The rights of UPC shareholders differ from the rights of Transflorida shareholders in certain important respects, including but not limited to: (i) anti-takeover provisions generally, (ii) authorized Transflorida stock, (iii) preemptive rights, (iv) amendment of charter and bylaws, (v) classified board of directors and absence of cumulative voting, (vi) director removal and vacancies, (vii) limitations on director liability, (viii) indemnification, (ix) special meeting of shareholders
(x) actions by shareholders without a meeting, (xi) shareholder nominations and proposals, (xii) business combinations, (xiii) limitations on ability to vote stock, (xiv) dissenters' rights of appraisal, (xv) shareholders' rights to examine books and records, and (xvi) dividends. See "Effect of the Merger on Rights of Shareholders."

       CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Agreement, Transflorida generally has agreed that unless the prior written consent of UPC has been obtained, and except as otherwise expressly contemplated in the Agreement, Transflorida and its subsidiaries will (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and assets and maintain its rights and franchises, and (iii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement or (b) adversely affect the ability of either party to perform its covenants and agreements under the Agreement.

       In addition, Transflorida has agreed that until the earlier of the Effective Time or termination of the Agreement, Transflorida will not, except with the prior written consent of the chief executive officer, president, or chief financial officer of UPC (which consent shall not be unreasonably withheld), agree or commit to, or permit its subsidiaries to agree or commit to, take certain actions, including generally, but not limited to: (i) amending the Transflorida Charter or the Transflorida Bylaws or the Charter or bylaws of any subsidiary of Transflorida (ii) incurring, any additional debt obligation for borrowed money in excess of $500,000 for Transflorida and its subsidiaries on a consolidated basis except in the ordinary course of business consistent with past practices; (iii) declare or pay any dividends; (iv) subject to certain exceptions, permit to become outstanding, any additional shares of Transflorida Common Stock, or any other capital stock of Transflorida or any of its subsidiaries or any rights to acquire such stock or any security convertible into such stock; (v) subject to certain exceptions, acquire direct or indirect control of any other entity; (vi) subject to certain exceptions, grant any increase in compensation or benefits or pay any bonus to the employees or officers of Transflorida or any of its subsidiaries; or (vii) subject to certain exceptions, enter into or amend any employment contract between Transflorida or any of its subsidiaries and any person, which Transflorida or the relevant subsidiary does not have an unconditional right to terminate without liability. See "Description of Transaction -- Conduct of Business Pending the Merger."

       TERMINATION FEE AGREEMENT. Transflorida and UPC entered into a Termination Fee Agreement (the "Termination Fee Agreement") pursuant to which Transflorida has agreed to pay to UPC a termination fee of $3.5 million (the "Fee") under certain circumstances if the Merger is not consummated. See "Description of Transaction -- Termination Fee Agreement."

COMPARATIVE MARKET PRICES OF COMMON STOCK

       Shares of UPC Common Stock are traded on the NYSE under the symbol "UPC." Transflorida Common Stock is not traded in any established market. The following table sets forth the reported closing sale prices per share for UPC Common Stock and the equivalent per share prices giving effect to the Merger (as explained below) for Transflorida Common Stock on (i) March 3, 1998, the last trading day preceding the public announcement of the execution of the Agreement, and (ii) June 29, 1998, the latest practicable date prior to the mailing of this Proxy Statement.

                            UPC             Transflorida           Equivalent Price
                        Common Stock        Common Stock       Per Transflorida Share(1)
                        ------------        ------------       -------------------------
March 3 , 1998            $61.25                n/a                     $52.00
June 29, 1998             $_____                n/a                     $_____

----------------------------------

(1) The equivalent price per share of Transflorida Common Stock at each specified date represents the closing sale price of a share of UPC Common Stock on such date multiplied by an Exchange Ratio of .8489. See "Comparative Market Prices and Dividends."

       There can be no assurance as to what the market price of the UPC Common Stock will be if and when the Merger is consummated, or anytime thereafter.

SELECTED CONSOLIDATED FINANCIAL DATA

         The following tables present for UPC, selected consolidated financial data for the three-month periods ended March 31, 1998 and 1997, and for the five-year period ended December 31, 1997, and for Transflorida, selected consolidated financial data for the three -month periods ended March 31, 1998 and 1997, and for the five-year period ended December 31, 1997. The information for UPC has been derived from the consolidated financial statements of UPC, including the unaudited consolidated financial statements of UPC incorporated in this Proxy Statement by reference to the UPC March 31, 1998 Form 10-Q, and the audited consolidated financial statements of UPC incorporated in this Proxy Statement by reference to the UPC 1997 Form 10-K, and should be read in conjunction therewith and with the notes thereto. See "Documents Incorporated By Reference." The information for Transflorida has been derived from the consolidated financial statements of Transflorida including the unaudited consolidated financial statements of Transflorida for the three months ended March 31, 1998 and 1997, included herein, and the audited consolidated financial statements of Transflorida for the year ended December 31, 1997, and should be read in conjunction therewith and with the notes thereto, all as included herein under "Index to Consolidated Financial Statements." Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the respective managements of UPC and Transflorida, all adjustments (which include only normal recurring adjustments) necessary to arrive at a fair statement of interim results of operations of UPC and Transflorida, respectively, have been included. With respect to UPC and Transflorida, results for the three-month period ended March 31, 1998 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "Business of UPC -- Recent Developments" for information concerning UPC's Other Acquisitions.

                    UPC SELECTED CONSOLIDATED FINANCIAL DATA

                                                         Three Months Ended
                                                             March 31,(1)
                                                     ----------------------------
                                                         1998            1997
                                                     ------------    ------------
INCOME STATEMENT DATA
   Net interest income ..........................    $    190,707    $    190,590
   Provision for losses on loans ................          17,909          22,004
   Investment securities gains (losses) .........           5,215             173
   Other noninterest income .....................          90,503          82,811
   Noninterest expense ..........................         153,624         148,646
                                                     ------------    ------------
   Earnings before income taxes,
      extraordinary item, and
      accounting changes ........................         114,892         102,924
   Applicable income taxes ......................          40,320          36,479
                                                     ------------    ------------
   Earnings before extraordinary item
      and accounting changes ....................          74,572          66,445
   Extraordinary item and accounting
      changes, net of taxes .....................            --              --
                                                     ------------    ------------
   Net earnings .................................    $     74,572    $     66,445
                                                     ============    ============

PER COMMON SHARE DATA (3)
   Basic
      Earnings before extraordinary
         item and accounting
         changes ................................    $        .89    $        .82
      Net earnings ..............................             .89             .82
   Diluted
      Earnings before extraordinary
         item and  accounting
         changes ................................             .86             .79
      Net earnings ..............................             .86             .79
   Cash dividends ...............................             .50             .32
   Book value ...................................           21.13           20.00


BALANCE SHEET DATA (AT
PERIOD END)

   Total assets .................................    $ 18,413,614    $ 18,054,916
   Loans, net of unearned income ................      12,727,659      12,560,838
   Allowance for losses on loans ................         223,837         192,943
   Investment securities ........................       3,287,664       3,449,824
   Total Deposits ...............................      13,581,227      13,386,397
   Short-term borrowings ........................         442,051         611,757
   Long-term debt (4)
      Parent company ............................         373,242         373,468
      Subsidiary banks ..........................       1,630,693       1,473,599
   Total shareholders' equity ...................       1,809,442       1,663,363
   Average assets ...............................      18,005,794      18,031,648
   Average shareholders' equity .................       1,760,458       1,615,979

   Average shares outstanding
      (in thousands)(3)
      Basic .....................................          83,379          78,904
      Diluted ...................................          86,974          84,465

                                                                            Years Ended December 31, (2)
                                                     -----------------------------------------------------------------------------
                                                        1997            1996            1995            1994             1993
                                                     ------------    ------------    ------------    ------------     ------------
                                                                     (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
   Net interest income ..........................    $    770,385    $    744,852    $    669,451    $    627,439     $    558,036
   Provision for losses on loans ................         113,633          68,948          33,917          15,989           35,235
   Investment securities gains (losses) .........           2,104           4,099           1,433         (21,302)           6,686
   Other noninterest income .....................         359,506         316,403         292,277         237,129          228,996
   Noninterest expense ..........................         697,704         731,817         607,189         634,965          550,045
                                                     ------------    ------------    ------------    ------------     ------------
   Earnings before income taxes,
      extraordinary item, and
      accounting changes ........................         320,658         264,589         322,055         192,312          208,438
   Applicable income taxes ......................         111,897          93,115         110,799          63,058           66,570
                                                     ------------    ------------    ------------    ------------     ------------
   Earnings before extraordinary item
      and accounting changes ....................         208,761         171,474         211,256         129,254          141,868
   Extraordinary item and accounting
      changes, net of taxes .....................            --              --              --              --              4,505
                                                     ------------    ------------    ------------    ------------     ------------
   Net earnings .................................    $    208,761    $    171,474    $    211,256    $    129,254     $    146,373
                                                     ============    ============    ============    ============     ============



PER COMMON SHARE DATA (3)
   Basic
      Earnings before extraordinary
         item and accounting
         changes ................................    $       2.54    $       2.13    $       2.79    $       1.67     $       2.19
      Net earnings ..............................            2.54            2.13            2.79            1.67             2.27
   Diluted
      Earnings before extraordinary
         item and  accounting
         changes ................................            2.45            2.05            2.66            1.63             2.13
      Net earnings ..............................            2.45            2.05            2.66            1.63             2.21
   Cash dividends ...............................           1.495            1.08             .98             .88              .72
   Book value ...................................           20.72           19.57           18.34           15.28            14.50


BALANCE SHEET DATA (AT
PERIOD END)

   Total assets .................................    $ 18,105,079    $ 18,330,588    $ 17,182,861    $ 15,893,162     $ 14,180,524
   Loans, net of unearned income ................      12,658,564      12,578,571      10,917,307      10,074,458        8,077,152
   Allowance for losses on loans ................         225,389         189,118         179,968         174,604          172,330
   Investment securities ........................       3,247,680       3,387,217       3,970,036       4,016,506        4,124,679
   Total Deposits ...............................      13,440,269      13,514,144      13,047,488      12,506,212       11,732,707
   Short-term borrowings ........................         831,627         961,051         974,416         887,074          392,980
   Long-term debt (4)
      Parent company ............................         373,746         373,459         214,758         114,790          114,729
      Subsidiary banks ..........................       1,176,158       1,332,534       1,087,273         819,982          481,193
   Total shareholders' equity ...................       1,746,866       1,618,883       1,450,546       1,202,686        1,111,158
   Average assets ...............................      17,991,160      18,202,355      16,263,164      15,472,568       13,823,185
   Average shareholders' equity .................       1,690,992       1,533,348       1,334,995       1,226,852          973,087

   Average shares outstanding
      (in thousands)(3)
      Basic .....................................          80,336          77,240          72,512          71,678           56,169
      Diluted ...................................          85,195          83,542          78,798          77,579           60,832




(CONTINUED ON FOLLOWING PAGE)

                                                      Three Months
                                                    Ended March 31,(1)                  Years Ended December 31, (2)
                                                    -------------------     -------------------------------------------------------
                                                     1998        1997        1997        1996        1995        1994        1993
                                                    -------     -------     -------     -------     -------     -------     -------
                                                                    (Dollars in thousands, except per share data)
PROFITABILITY AND CAPITAL RATIOS

   Return on average assets ....................       1.68%       1.49%       1.16%        .94%       1.30%        .84%       1.06%
   Return on average common equity .............      17.50       17.16       12.54       11.38       16.56       10.74       15.88
   Net interest income (taxable-equivalent)/
      average earning assets (5) ...............       4.80        4.80        4.79        4.56        4.60        4.56        4.58
   Loans/deposits ..............................      93.72       93.83       94.18       93.08       83.67       80.56       68.84
   Common and preferred dividend payout
       ratio ...................................      57.03       37.71       54.96       44.57       29.25       35.03       24.42
   Equity/assets (period end) ..................       9.83        9.21        9.65        8.83        8.44        7.57        7.84
   Average shareholders' equity/average
       total assets ............................       9.78        8.96        9.40        8.42        8.21        7.93        7.04
   Leverage ratio ..............................      10.72       10.05       10.48        9.50        8.11        7.56        7.73
   Tier 1 capital/risk-weighted assets .........      15.66       14.88       15.51       14.92       13.28       12.58       13.65
   Total capital/risk-weighted assets ..........      20.71       17.55       18.12       17.60       16.21       14.67       15.92

CREDIT QUALITY RATIOS (6)
   Allowance/period-end loans ..................       1.95%       1.76%       1.99%       1.72%       1.82%       1.87%       2.27%
   Nonperforming loans/total loans .............        .81         .85         .92         .91         .85         .74        1.18
   Allowance/nonperforming loans ...............        240         207         215         188         213         252         193
   Nonperforming assets/loans and
      foreclosed properties ....................       1.01        1.14        1.13        1.21        1.09        1.08        1.76
   Provision/average loans .....................        .62         .81        1.01         .65         .35         .19         .47
   Net charge-offs/average loans ...............        .79         .67         .72         .61         .32         .27         .34



-------------------------------

(1)  Interim period ratios are annualized where applicable.

(2) Reference is made to "Basis of Presentation" in Note 1 to UPC's consolidated financial statements contained in UPC's 1997 Annual Report to Shareholders.

(3) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings of interests and to reflect the change in presentation of EPS as discussed in Notes 2 and 16 to the consolidated financial statements contained in UPC's 1997 Annual Report to Shareholders.

(4)  Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank
     (FHLB) advances, Trust Preferred Securities, variable rate asset-backed certificates, subordinated notes and debentures, obligations under Transflorida leases, mortgage indebtedness, and notes payable with maturities greater than one year.

(5) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.

(6) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to UPC.

                TRANSFLORIDA SELECTED CONSOLIDATED FINANCIAL DATA

                                                         Three Months Ended
                                                             March 31,(1)
                                                    ---------------------------
                                                       1998            1997
                                                    -----------     -----------
Income Statement Data

   Net interest income .........................    $     3,327     $     3,115
   Provision for losses on loans ...............            (70)             15
   Investment securities gains (losses) ........             (0)              2
   Other noninterest income ....................            184             280
   Noninterest expense .........................          1,554           1,630
                                                    -----------     -----------
   Income from continuing operations
      before income taxes, minority interests
      and cumulative effect of a change of
      a change in accounting principle .........          2,007           1,752
   Provision for income taxes ..................            649             561
                                                    -----------     -----------
   Income from continuing operations
      before minority interests and
      cumulative effect of a change in
      accounting principle .....................          1,358           1,182
   Minority interests ..........................              -               -
                                                    -----------     -----------
   Income from continuing operations
      before cumulative effect or a change
      in accounting principle ..................          1,358           1,192
   Cumulative effect or a change in
      accounting principle .....................          1,358           1,192
                                                    -----------     -----------
   Income from continuing operations ...........          1,358           1,192
   Income (loss) from discontinued
     real estate activities net or income
     taxes .....................................            (43)           (781)
                                                    -----------     -----------
Net Income .....................................    $     1,368     $     1,192
                                                    ===========     ===========

PER COMMON SHARE DATA
   Basic
     Income from continuing operations
        before minority effect or a
        change in accounting principle .........    $      0.70     $      0.61

     Income from continuing operations
        before cumulative effect of a
         change in accounting principle ........           0.70            0.61
     Income from continuing operation ..........           0.70            0.61
   Diluted
      Income from continuing operations
          before minority interests
          and cumulative effect of a change
           in accounting principle .............           0.70            0.61
     Income from continuing operations .........           0.70            0.61
   Cash dividends ..............................           --              --
   Book value ..................................          21.67           18.62

BALANCE SHEET DATA (AT PERIOD END)
   Total assets ................................    $   318,182     $   294,562
   Loans, net of unearned income ...............        200,672         188,194
   Allowance for losses on loans ...............         (2,015)         (1,909)
   Investment securities .......................         33,715          48,062
   Deposits ....................................        273,179         255,004
   Short-term borrowings .......................           --              --
    Long-term debt (FHLB/advances only) ........           --              --
   Total shareholders' equity ..................         42,263          36,310
   Average assets ..............................        318,756         288,493
   Average shareholders' equity ................         41,541          35,673
   Average shares outstanding (in thousands)

      Basic ....................................      1,950,144       1,950,144
      Diluted ..................................      1,950,144       1,950,144
                                                                                Years Ended December 31,
                                                    ------------------------------------------------------------------------------
                                                       1997              1996(2)          1995(3)         1994            1993
                                                    -----------       -----------      -----------     -----------     -----------
                                                                     (Dollars in thousands, except per share data)


Income Statement Data

   Net interest income .........................    $    13,639       $    12,618           11,486     $     9,909     $     8,737
   Provision for losses on loans ...............            190               120              146             335             457
   Investment securities gains (losses) ........              9                15              143              29              53
   Other noninterest income ....................          1,493             1,471            1,609           3,745           2,558
   Noninterest expense .........................          6,367             6,255            6,582           5,767           5,257
                                                    -----------       -----------      -----------     -----------     -----------
   Income from continuing operations
      before income taxes, minority interests
      and cumulative effect of a change of
      a change in accounting principle .........          8,584             7,729            6,510           7,581           5,634
   Provision for income taxes ..................          2,772             2,544            1,936           2,504           1,886
                                                    -----------       -----------      -----------     -----------     -----------
   Income from continuing operations
      before minority interests and
      cumulative effect of a change in
      accounting principle .....................          5,812             5,185            4,574           5,057           3,748
   Minority interests ..........................              -                 -                -               -              79
                                                    -----------       -----------      -----------     -----------     -----------
   Income from continuing operations
      before cumulative effect or a change
      in accounting principle ..................          5,812             5,142            4,574           5,057           3,669
   Cumulative effect or a change in
      accounting principle .....................          5,812             5,142            4,574           5,057             450
                                                    -----------       -----------      -----------     -----------     -----------
   Income from continuing operations ...........          5,812             5,142            4,574           5,057           4,119
   Income (loss) from discontinued
     real estate activities net or income
     taxes .....................................              -                 -                -               -               -
                                                    -----------       -----------      -----------     -----------     -----------
Net Income .....................................    $     5,812       $     5,142      $     5,355     $     5,057     $     4,119
                                                    ===========       ===========      ===========     ===========     ===========

PER COMMON SHARE DATA
   Basic
     Income from continuing operations
        before minority effect or a
        change in accounting principle .........    $      2.98       $      2.66      $      3.49     $      7.52     $      5.57


     Income from continuing operations
        before cumulative effect of a
         change in accounting principle ........           2.98              2.66             3.49            7.52            5.45
     Income from continuing operation ..........           2.98              2.66             3.49            7.52            6.12
   Diluted
      Income from continuing operations
          before minority interests
          and cumulative effect of a change
           in accounting principle .............           2.98              2.66             3.49            7.52            5.57
     Income from continuing operations .........           2.98              2.66             3.39            7.52            5.54
   Cash dividends ..............................           --                --               --              --              --
   Book value ..................................          20.96             18.02            26.75           45.56           38.04

BALANCE SHEET DATA (AT PERIOD END)
   Total assets ................................    $   315,979       $   283,247      $   263,678     $   241,894     $   210,887
   Loans, net of unearned income ...............        208,661           183,825          166,216         152,464         133,715
   Allowance for losses on loans ...............         (2,095)           (1,894)          (1,698)         (1,717)         (1,498)
   Investment securities .......................         38,932            44,494           47,522          40,995          36,545
   Deposits ....................................        272,799           245,171          225,257         206,188         178,621
   Short-term borrowings .......................           --                --               --              --              --
    Long-term debt (FHLB/advances only) ........           --                --               --              --              --
   Total shareholders' equity ..................         40,913            35,138           35,082          30,643          25,585
   Average assets ..............................        300,136           272,470          252,742         220,448         197,208
   Average shareholders' equity ................         37,668            36,600           32,338          28,282          23,354
   Average shares outstanding (in thousands)

      Basic ....................................      1,950,144         1,950,144        1,311,372         672,600         672,600
      Diluted ..................................      1,950,144         1,950,144        1,311,372         672,600         672,600

                                                Three Months Ended
                                                   March 31,(1)                        Years Ended December 31,
                                                ------------------    ---------------------------------------------------------
                                                 1998       1997       1997         1996(2)      1995(3)    1994         1993(3)
                                                -------    -------    -------      -------      -------    -------      -------
                                                                                   (Dollars in thousands, except per share data)
PROFITABILITY AND CAPITAL RATIOS

   Return on average assets .................      1.73%      1.68%      1.93%        1.89%        2.10%      2.29%        2.09%
   Return on average common equity ..........     13.26      13.55      15.43        14.05        16.53      17.88        17.64
   Net interest income (taxable-
     equivalent/average earning assets ......      8.58       8.82       9.15         9.27         9.40       8.72         8.91
   Loans/deposits ...........................     72.69      73.05      75.72        74.21        73.65      73.64        74.59
   Common and preferred dividend
     payout ratio ...........................       n/a        n/a        n/a          n/a          n/a        n/a          n/a
   Equity/assets (period end) ...............     13.28      12.33      12.95        12.41        13.30      12.67        12.12
   Average shareholders' equity/average
       total # assets .......................     13.03      12.37      12.54        13.42        12.73      12.76        11.87
   Leverage ratio ...........................     13.88      12.56      12.92        12.52        13.31      13.22        12.49
   Tier 1 capital/risk weighted assets ......     19.59      18.18      18.73        18.33        19.28      18.10        16.58
   Total capital/risk weighted assets .......     20.52      19.12      19.69        19.32        20.22      19.12        17.55


CREDIT QUALITY RATIOS
   Allowance/period-end loans ...............      1.00%      1.01%      1.00%        1.03%        1.02%      1.12%        1.11%
   Nonperforming loans/total loans ..........      1.23       1.86       2.85         1.67         1.90       2.81         0.35
   Allowance/nonperforming loans ............     81.51      54.03      35.22        51.77        53.79      39.63       320.30
   Nonperforming assets/loans and
      foreclosed properties .................      4.32       4.36       4.58         3.72         4.25       5.17         2.37
   Provision/average loans ..................     -0.03       0.01       0.10         0.07         0.09       0.36         0.37
   Net charge-offs/average loans ............      0.00        n/a      -0.01        -0.04         0.10       0.20         0.20



-------------------------------

(1)  Interim period ratios are annualized where applicable.

(2) On October 31, 1996, Transflorida's 100% Investment in Orangewood Homes, Inc. ("OHI") was spun off in a tax free distribution to Transflorida's shareholders. Transflorida's shareholders of record as of September 30, 1996 received one share of OHI for each share of Transflorida Common Stock owned. This transaction resulted in a noncash distribution to Transflorida's shareholders totaling $5,000,000, the book value of OHI's underlying net assets. A net loss of $43,211 was attributed to the discontinued operations during 1996.

(3) In June 1995, Transflorida repurchased and subsequently retired, 22,552 shares of Transflorida Common Stock from former shareholders for an aggregate purchase price of approximately $1.1 million. The difference between the par value and the repurchase price of the shares was treated as a reduction of capital surplus. Also, in June 1995, the Transflorida Board approved a reduction in the par value per share of common stock from $2.50 to $1.00. Accordingly, $975,072 was reclassified from common stock to capital surplus. In June 1995, Transflorida effected a three-for-one stock split of its common stock. All share and per share amounts have been restated to reflect the stock split. A total of 1,300,096 shares of Transflorida Common Stock were issued in connection with the split.

HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

         The following table sets forth certain comparative per share data relating to earnings before extraordinary items and accounting changes, cash dividends, and book value on: (i) a historical basis for UPC and Transflorida;
(ii) a pro forma combined basis per share of UPC Common Stock, giving effect to the Merger and the Other Acquisitions (as defined under "Business of UPC -- Recent Developments"); (iii) an equivalent pro forma basis per share of Transflorida Common Stock, giving effect to UPC only; and (iv) an equivalent pro forma basis per share of Transflorida Common Stock, giving effect to the Merger and the Other Acquisitions. The UPC pro forma combined information and the Transflorida equivalent pro forma information give effect to the Merger and the Other Acquisitions and reflect an Exchange Ratio of .8489 of a share of UPC Common Stock for each outstanding share of Transflorida Common Stock. The Merger and each of the Other Pending Acquisitions (with the exception of the acquisition of Duck Hill Bank, the Charter Acquisition, and the CalFed Branch Purchase) are expected to be, and the Recently Completed Acquisition of Security Bancshares, Inc. was, accounted for using the pooling of interests method of accounting. The Recently Completed Acquisition of Sho-Me Financial Corp. and the Charter Acquisition were, and the acquisition of Duck Hill Bank and the CalFed Branch Purchase are expected to be, accounted for using the purchase method of accounting. The pro forma information for the three months ended March 31, 1998, and for 1997 reflects the acquisition of Transflorida and the Other Acquisitions as of January 1, 1997. The pro forma information for 1996 and 1995 reflect only the acquisitions of Magna, Peoples First Corporation ("Peoples"), AMBANC Corp. ("AMBANC"), and Merchants Bancshares, Inc. ("Merchants") because the Merger and the Other Acquisitions (other than Magna, Peoples, AMBANC, and Merchants) are not individually or in the aggregate, considered to be material to UPC from a financial statement presentation standpoint. Furthermore, the pro forma impact of the CalFed Branch Purchase on the pro forma statement of earnings for each of the periods presented has been excluded due to the lack of information available for operation of the branches on a historical basis. The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger or the Other Acquisitions been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position. The pro forma book value per share data reflects preliminary estimates by UPC of certain acquisition-related charges to be incurred in connection with the Merger and the Other Acquisitions; however the earnings per share amounts do not reflect the estimated acquisition-related charges. For additional information with respect to the estimated charges UPC anticipates it would incur in connection with the Merger and the Other Acquisitions, see "Business of UPC -- Recent Developments." For a discussion of UPC's acquisition program, including a discussion of the significant charges UPC has incurred incidental to acquisitions over the past three fiscal years, see the caption "Acquisitions" (on page 10) in UPC's 1997 Annual Report to Shareholders and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 (on pages 49 and 50) contained in UPC's 1997 Annual Report to Shareholders. UPC's 1997 Annual Report to Shareholders is included as Exhibit 13 to UPC's 1997 Form 10-K, and
Exhibit 13 is incorporated by reference herein to the extent indicated herein. See "Documents Incorporated by Reference."

         The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of UPC and Transflorida, including the respective notes thereto. See "Documents Incorporated by Reference," "-- Selected Consolidated Financial Data," "Business of UPC -- Recent Developments," "Pro Forma Condensed Consolidated Financial Information," and "Index to Consolidated Financial Statements."

    UPC AND TRANSFLORIDA HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

                                                                     Three
                                                                     Months
                                                                     Ended
                                                                    March 31,        Years Ended December 31, (1)
                                                                   ----------   ------------------------------------
                                                                      1998         1997         1996         1995
                                                                   ----------   ----------   ----------   ----------
EARNINGS BEFORE EXTRAORDINARY ITEMS
  AND ACCOUNTING CHANGES
   UPC
      Basic ....................................................   $      .89   $     2.54   $     2.13   $     2.79
      Diluted ..................................................          .86         2.45         2.05         2.66
   Transflorida
      Basic ....................................................          .70         2.98         2.64         2.75
      Diluted ..................................................          .70         2.98         2.64         2.75
   UPC pro forma (all Other Acquisitions and Transflorida)
      Basic ....................................................          .80         2.52         2.24         2.56
      Diluted ..................................................          .78         2.45         2.17         2.46
   Transflorida equivalent pro forma (UPC only)
     Basic .....................................................          .76         2.16         1.81         2.37
     Diluted ...................................................          .73         2.08         1.74         2.26
   Transflorida equivalent pro forma (all Other Acquisitions
      and Transflorida)(1)
     Basic .....................................................          .68         2.14         1.90         2.17
     Diluted ...................................................          .66         2.08         1.84         2.09


CASH DIVIDENDS PER SHARE
   UPC .........................................................          .50        1.495         1.08          .98
   Transflorida ................................................           --           --           --           --
   Transflorida equivalent pro forma (1) .......................          .42         1.27          .92          .83


                                                                                     December 31,
                                                                     March 31, 1998     1997
                                                                     --------------  ------------
BOOK VALUE PER COMMON SHARE
   UPC .........................................................       $   21.13        $ 20.72

   Transflorida ................................................           21.67          20.98

   UPC pro forma (Transflorida and all Other Acquisitions) .....           20.82          21.73

   Transflorida equivalent pro forma (UPC only)(1) .............           17.94          17.81

   Transflorida equivalent pro forma (all Other Acquisitions
      and Transflorida) (1) ....................................           17.67          18.45


-----------------------------------------

(1) The equivalent pro forma per share data for Transflorida are computed by multiplying UPC's pro forma information by .8489, the Exchange Ratio.

                             MEETING OF SHAREHOLDERS

DATE, PLACE, TIME, AND PURPOSE

         This Proxy Statement is being furnished to the holders of Transflorida Common Stock in connection with the solicitation by the Transflorida Board of proxies for use at the Transflorida Special Meeting at which Transflorida shareholders will be asked to vote upon a proposal to adopt the Agreement and the Plan of Merger, and such other business as may be properly come before the Transflorida Special Meeting. The Transflorida Special Meeting will be held at Transflorida, at 1489 West Palmetto Park Road, Suite 300, Boca Raton, Florida, 233486, on August 18, 1998. See "Description of Transaction."

RECORD DATE, VOTING RIGHTS, REQUIRED VOTE, AND REVOCABILITY OF PROXIES

         The close of business on June 25, 1998, has been fixed as the Transflorida Record Date for determining holders of outstanding shares of Transflorida Common Stock entitled to notice of and to vote at the Transflorida Special Meeting. Only holders of Transflorida Common Stock of record on the books of Transflorida at the close of business on the Transflorida Record Date are entitled to notice of and to vote at the Transflorida Special Meeting. As of the Transflorida Record Date, there were 1,950,144 shares of Transflorida Common Stock issued and outstanding held by approximately 235 holders of record.

         Each holder of record of shares of Transflorida Common Stock on the Transflorida Record Date is entitled to cast one vote per share on the proposal to adopt the Agreement and the Plan of Merger and on any other matter properly submitted for the vote of the Transflorida shareholders at the Transflorida Special Meeting. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Transflorida Common Stock entitled to vote at the Transflorida Special Meeting is necessary to constitute a quorum at the Transflorida Special Meeting.

         Transflorida intends to count shares of Transflorida Common Stock present in person at the Transflorida Special Meeting but not voting, and shares of Transflorida Common Stock for which it has received proxies but with respect to which holders of shares have abstained on any matter, as present at the Transflorida Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Adoption of the Agreement and the Plan of Merger requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Transflorida Common Stock entitled to vote at the Transflorida Special Meeting. Brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the adoption of the Agreement and the Plan of Merger without specific instructions from such customers. Given that the adoption of the Agreement and the Plan of Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Transflorida Common Stock entitled to vote thereon, any abstention, non-voting share or "broker non-vote" with respect to such shares of Transflorida Common Stock will have the same effect as a vote against the adoption of the Agreement and the Plan of Merger.

         Shares of Transflorida Common Stock represented by properly executed proxies, if such proxies are received prior to or at the Transflorida Special Meeting and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE AGREEMENT AND THE PLAN OF MERGER, AND IN THE DISCRETION OF THE PROXYHOLDER AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE TRANSFLORIDA SPECIAL MEETING. IF NECESSARY, THE PROXYHOLDER MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE TRANSFLORIDA SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE FOREGOING PROPOSAL AT THE TIME OF THE TRANSFLORIDA SPECIAL MEETING. HOWEVER, NO PROXYHOLDER WILL VOTE ANY PROXIES VOTED AGAINST APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER FOR A PROPOSAL TO ADJOURN THE TRANSFLORIDA SPECIAL MEETING.

         A Transflorida shareholder who has given a proxy solicited by the Transflorida Board may revoke it at any time prior to its exercise at the Transflorida Special Meeting by either (i) giving written notice of revocation to the Corporate Secretary of Transflorida (ii) properly submitting to Transflorida a duly executed proxy bearing a later date, or (iii) attending the Transflorida Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Transflorida Bank, 1489 West Palmetto Park Road, Suite 300, Boca Raton, Florida 33486, Attention: Terry Best, Cashier.

         The directors and executive officers of Transflorida (including immediate family members and affiliated entities) owned, as of the Transflorida Record Date, 1,491,183 shares, or approximately 76.47% of the outstanding shares of Transflorida Common Stock. The directors and executive officers of UPC owned, as of the Transflorida Record Date, no shares of Transflorida Common Stock. The members of the Transflorida Board have entered into written agreements with UPC agreeing to vote "FOR" approval of the Agreement and the Plan of Merger.

         For information with respect to beneficial owners of 5% or more of the outstanding shares of Transflorida Common Stock, and information with respect to the number and percentage of outstanding shares of Transflorida Common Stock beneficially owned by the directors and executive officers of Transflorida, see "Business of Transflorida -- Management."

SOLICITATION OF PROXIES

         Proxies may be solicited by the directors, officers, employees, and agents of Transflorida by mail, in person, or by telephone or telegraph. Such persons will receive no additional compensation for such services. Transflorida may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of Transflorida Common Stock held of record by such persons. Any such brokers, custodians, nominees, and fiduciaries will be reimbursed for the reasonable out-of-pocket expenses incurred by them for such services. All expenses associated with the solicitation of proxies, other expenses associated with the Transflorida Special Meeting and expenses related to the printing and mailing of this Proxy Statement will be borne by UPC and Transflorida as provided in the Agreement. See "Description of Transaction -- Expenses and Fees."

DISSENTERS' RIGHTS

         Holders of Transflorida Common Stock as of the Record Date are entitled to dissenters' rights under Florida law. Pursuant to Section 658.44 of the FBC, a Transflorida shareholder who votes his or her shares against the Merger, or who otherwise gives written notice to Transflorida at or prior to the Transflorida Special Meeting that the shareholder dissents from the Agreement, will lose the right to receive the shares of UPC Common Stock to be received pursuant to the terms of the Agreement and will instead receive a cash payment for the value of his or her shares as of the Effective Time.

         In order to exercise dissenters' rights, a dissenting shareholder of Transflorida (a "Dissenting Shareholder") must fully comply with the statutory procedures of Section 658.44 of the FBC, which is summarized below and attached to this Proxy Statement as Appendix D. Shareholders of Transflorida are urged to read this Section in its entirety and to consult with their legal advisors. Each shareholder of Transflorida who desires to assert his or her rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any dissenters' rights. The following summary of Florida law is qualified in its entirety by reference to the full text of the provisions of the FBC attached to this Proxy Statement as Appendix D.

         Any shareholder of Transflorida who has voted against the Agreement by proxy or in person at the Transflorida Special Meeting or has given notice in writing at or prior to such meeting to the presiding officer that he or she dissents from the Agreement, will be entitled to receive payment in cash of the value of the shares so held by him or her. On or promptly after the Effective Time, UPC may fix an amount which it considers to be not more than the fair market value of the shares of Transflorida Common Stock and which it will pay to the holders of dissenting shares of Transflorida, and if it fixes such amount, will offer to pay such amount to the holders of all dissenting shares of Transflorida. The owners of dissenting shares who have accepted such offer will be entitled to receive the amount so offered for such shares in cash upon surrendering the stock certificates representing such shares at any time within 30 days after the Effective Time.

         The value of dissenting shares of Transflorida, the owners of which have not accepted an offer for such shares made by UPC, will be determined as of the Effective Time by three appraisers, one to be selected by the owners of at least two-thirds of such dissenting shares, one to be selected by the UPC Board, and the third to be selected by the two so chosen. The value agreed upon by any two of the appraisers will control and be final and binding on all parties. If, within 90 days from the Effective Time for any reason one or more of the appraisers is not selected, or the appraisers fail to determine the value of such dissenting shares, the Florida Department of Banking and Finance will cause an appraisal of such dissenting shares to be made which will be final and binding on all parties. The owners of dissenting shares, the value of which is to be determined by appraisal, will be entitled to receive the value of such shares in cash upon surrender of the stock certificates representing such shares at any time within 30 days after the value of such shares has been determined by appraisal made on or after the Effective Time.

         Any shareholder of Transflorida who votes against the Agreement in person or by proxy at the Transflorida Special Meeting or who gives notice in writing at or prior to such meeting to the presiding officer that he or she dissents, will be notified in writing of the date of consummation of the Merger. The failure of a shareholder to vote against the Agreement will not constitute a waiver of the above described dissenters' rights, provided that such shareholder has given notice in writing at or prior to the Transflorida Special Meeting to the presiding officer that such shareholder dissents from the Agreement.

         The foregoing discussion is only a summary of the provisions of Florida law and does not purport to be complete and is qualified in its entirety by reference to Section 658.44 of the FBC, which is attached to this Proxy Statement as Appendix D. Any shareholder who intends to dissent from the Merger should review the text of Section 658.44 carefully and should also consult with his or her attorney. Any shareholder who fails to strictly follow the procedures set forth in said statute will forfeit dissenters' rights.

         Any dissenting shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code.

                           DESCRIPTION OF TRANSACTION

         The following information describes material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement and the Plan of Merger, which are included at Appendices A and B, respectively, to this Proxy Statement and incorporated herein by reference. All shareholders are urged to read the Appendices in their entirety.

GENERAL

         The Agreement provides for the acquisition of Transflorida by UPC pursuant to the merger of Transflorida with a subsidiary of UPC. At the Effective Time, each share of Transflorida Common Stock then issued and outstanding (excluding shares held by Transflorida, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .8489 of a share of UPC Common Stock, subject to possible adjustment as described below under "-- Possible Adjustment of Exchange Ratio."

         No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share to which any holder of Transflorida Common Stock would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the closing price of such common stock on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as reasonably selected by UPC) on the last trading day preceding the Effective Time.

POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

         Under certain circumstances described below, the Exchange Ratio could be adjusted pursuant to certain provisions of the Agreement. UNDER NO CIRCUMSTANCES WOULD THE EXCHANGE RATIO BE LESS THAN .8489 OF A SHARE OF UPC COMMON STOCK FOR EACH SHARE OF TRANSFLORIDA COMMON STOCK. An adjustment could occur only if the Transflorida Board elects to terminate the Agreement pursuant to the provisions of the Agreement described below, and if UPC then elects to avoid termination of the Agreement by increasing the Exchange Ratio.

         If:   either

                  (x)(i) the Average Closing Price (as defined below) is less than $52.59 and

                  (ii) (a) the quotient obtained by dividing the Average Closing Price by $61.875 (the "UPC Ratio") is less than (b) the number obtained by dividing the weighted average of the closing prices of the common stock of the bank holding companies defined as the "Index Group" in the Agreement (the "Index Price") on the Determination Date by the Index Price on March 10, 1998, less 15% (the "Index Ratio") or

                  (y)      the Average Closing Price is less than $49.50.

Transflorida may elect to terminate the Agreement (the "Stock Price Termination Right") unless UPC increases the Exchange Ratio such that the shares of UPC Common Stock issued in exchange for each share of Transflorida Common Stock have a value (based on the Average Closing Price) equal to (x) if the Average Closing Price is less than $52.59 and the UPC Ratio is less than the Index Ratio, to the lesser of (i) $44.64 ($52.59 multiplied by the Exchange Ratio) and (ii) the value (based on the Average Closing Price) of the shares of UPC Common Stock that would have been exchanged for each share of Transflorida Common Stock if the UPC Ratio were equal to the Index Ratio unless such number is less than $42.02, in which case the Exchange Ratio will be increased such that the shares of UPC Common Stock issued in exchange for each share of Transflorida Common Stock will have a value of $42.02 or (y) $42.02 (if the Average Closing Price is less than $49.50). If the Merger is approved by the Transflorida shareholders, the Transflorida Board may elect not to terminate the Agreement and to consummate the Merger without resoliciting the Transflorida shareholders even if Transflorida's Stock Price Termination Right is triggered and as a result of the Exchange Ratio, the value of the shares of UPC Common Stock (valued at the Average Closing Price) issued in exchange for each share of Transflorida Common Stock would be less than (x) the lesser of (i) $44.64 ($52.59 multiplied by the Exchange Ratio) and (ii) the value (based on the Average Closing Price) of the shares of UPC Common Stock that would have been exchanged for each share of Transflorida Common Stock if the UPC Ratio were equal to the Index Ratio or (y) $42.02.

         The Average Closing Price is the average of the daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal, or, if not reported thereby, another authoritative source as chosen by
UPC) for 20 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

         The Determination Date is the later of the date of the Transflorida Special Meeting and the date on which consent of the OCC shall be received (without regard to any requisite waiting period thereof).

         These conditions reflect the parties' agreement that Transflorida's shareholders will assume the risk of declines in the value of UPC Common Stock to $49.50 (so long as the UPC Ratio is not less than the Index Ratio) or $52.59 if the UPC Ratio is less than the Index Ratio.

         In making its determination of whether to terminate the Agreement, the Transflorida Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including, without limitation, information concerning the business, financial condition, results of operations, and prospects of UPC (including the recent performance of UPC Common Stock, the historical financial data of UPC, customary statistical measurements of UPC's financial performance, and the future prospects for UPC Common Stock following the Merger), and the advice of its financial advisor and legal counsel. If the Transflorida Board elects to terminate the Agreement, UPC would then determine whether to proceed with the Merger at the higher Exchange Ratio. In making this determination, the principal factors UPC will consider include the projected effect of the Merger on UPC's pro forma earnings per share and whether UPC's assessment of Transflorida's earning potential as part of UPC justifies the issuance of an increased number of UPC's shares. If UPC declines to adjust the Exchange Ratio, Transflorida may elect to proceed without the adjustment, provided it does so within 10 days of the Determination Date. UPC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO.

         The operation of the adjustment mechanism can be illustrated by four scenarios.

         (1) The first scenario occurs if the Average Closing Price is not less than $52.59 Under this scenario, regardless of any comparison between the UPC Ratio and the Index Ratio, there would be no possible adjustment to the Exchange Ratio, even though the value of the consideration to be received by Transflorida shareholders could have fallen from a pro forma $52.53 per share, as of the Starting Date, to $44.64 per share, as of the Determination Date.

         (2) The second scenario occurs if the Average Closing Price is less than $52.59 but not less than $49.50 and does not represent a decline from the Starting Price of more than 15% than the decline of the common stock prices of the Index Group (meaning the UPC Ratio is not below the Index Ratio). Under this scenario, there also would be no possible adjustment to the Exchange Ratio, even though the value of the consideration to be received by Transflorida shareholders would have fallen from a pro forma $52.53 per share, as of the Starting Date, to an amount based on the then lower Average Closing Price of UPC Common Stock, as of the Determination Date.

         (3) The third scenario occurs if the Average Closing Price is less than $52.59 but not less than $49.50 and the UPC Ratio is below the Index Ratio. Under this scenario, the adjustment in the Exchange Ratio is designed to ensure, subject to the Transflorida Board exercising its right to terminate the Agreement and the UPC Board electing to avoid such termination, that if the Merger is consummated, the Transflorida shareholders receive shares of UPC Common Stock for each share of Transflorida Common Stock having a value (based upon the Average Closing Price) that corresponds to at least

              $44.64 or a 15% decline from the stock price performance reflected by the Index Group, whichever is less.

         (4) The fourth scenario occurs if the Average Closing Price is less than $49.50. Under this scenario, the adjustment in the Exchange Ratio is designed to ensure, subject to the Transflorida Board exercising its right to terminate the Agreement and the UPC Board electing to avoid such termination, that if the Merger is consummated, the Transflorida shareholders receive shares of UPC Common Stock for each share of Transflorida Common Stock having a value of at least $42.02, unless the UPC Ratio is less than the Index Ratio in which case the Exchange Ratio will be adjusted so that Transflorida shareholders receive shares of UPC Common Stock having a value (based upon the Average Closing Price) of the lesser of $44.64 or a 15% decline from the stock price performance reflected by the Index Group unless the 15% decline from the stock price performance reflected by the Index Group is less than $49.50 in which case the Exchange Ratio would be adjusted to assure that the Transflorida shareholders receive consideration of at least $42.02.

         However, it is possible that the Transflorida Board would not elect to exercise its termination right even if the Average Closing Price is below $49.50 or if it were less than $52.59 and the UPC Ratio is below the Index Ratio. Under these circumstances, the Exchange Ratio would remain at .8489, regardless of the fact that the Average Closing Price is below $49.50. Conversely it is possible that if the Transflorida Board does elect to exercise and not withdraw its termination right, the UPC Board would not elect to increase the Exchange Ratio to prevent such termination, and under these circumstances the Agreement would terminate.

BACKGROUND OF AND REASONS FOR THE MERGER

         BACKGROUND TO THE MERGER. On August 22, 1997, the Transflorida Board authorized the retention of ASC to advise Transflorida on various matters relating to the maximization of Transflorida's shareholders' value, including the possible sale or merger of Transflorida with another institution. Previously, Transflorida had employed the services of Southeast investment banking firm in a similar capacity with no success. During September 1997, ASC conducted its customary business review of Transflorida and prepared, on behalf of Transflorida, various documents including a confidential offering memorandum (the "Confidential Offering Memorandum") to solicit non-binding indications of interest from institutions, including UPC, which may have had interest in acquiring Transflorida. ASC contacted 33 institutions, 14 responded, and ASC subsequently distributed a Confidential Offering Memorandum to such entities upon ASC's receipt of a Confidentiality Agreement satisfactory to Transflorida.

         On December 15, 1997, ASC received on behalf of Transflorida, written non-binding indications of interest from three institutions and upon subsequent review with Transflorida's principal shareholders and management invited these three banking institutions to conduct on-site due diligence. Each of these three institutions contemplated common stock exchanges and one included an option for a combination of cash and/or common stock; comprised of a substantial non-voting common stock component. During January, 1998, two of these three institutions conducted on-site due diligence of Transflorida. Upon conclusion of UPC's due diligence in January, 1998, UPC reaffirmed its non-binding indications of interest and the principal shareholders, management and the Transflorida Board entered into negotiations leading to the Agreement.

         Subsequent to UPC's January, 1998 on site due diligence and pursuant to management and shareholders' instructions, ASC solicited and received UPC's clarification and reaffirmation of its earlier preliminary non-binding indication of interest. ASC deemed UPC's revised non-binding indication of interest superior in amount, form and substance to competing non-binding indications of interests, and entered into exclusive negotiations leading to the Agreement. The alternative non-binding indications of interests were deemed inferior to that of UPC's as each of the alternative non-binding indications of interest involved smaller, more illiquid banking organizations having substantial control shareholders.

         On February 24 and February 27, 1998, the Transflorida Board met to consider the Agreement which contemplated a tax-free transaction utilizing all common stock. The Agreement contemplated an exchange of shares of common stock based upon a fixed number of shares of UPC Common Stock for each share of Transflorida Common Stock determined at the date of the Agreement. The Exchange Ratio is subject to certain adjustments dependent upon the bank stock market and UPC stock price movement in the period prior to the closing of the transaction as described in this Proxy Statement. The Agreement also made provision for Transflorida's termination of the Agreement under various conditions, as more fully described elsewhere in this Proxy Statement. The Transflorida Board also considered the then prevailing stock market values, price to book value, price to tangible book value and price earnings multiples of shares of UPC Common Stock, and the value of recent comparable bank mergers and acquisitions. The Transflorida Board then authorized the execution of the Agreement.

         TRANSFLORIDA'S REASONS FOR THE MERGER. The terms of the Agreement, including the consideration to be paid to Transflorida's shareholders, were the result of arm's length negotiations between the authorized representatives of UPC and Transflorida. The Transflorida Board considered the following factors that it deemed material: (i) the consideration to be paid to Transflorida's shareholders in relation to the market value, book value, earnings per share, and dividend rates of Transflorida Common Stock; (ii) the financial condition, results of operations, capital levels, asset quality and prospects for Transflorida; (iii) industry and economic conditions; (iv) the impact of the Merger on the depositors, employees, customers and communities served by Transflorida; (v) the opinion of Transflorida's financial advisor as to the fairness of the Exchange Ratio to be received in the Merger, from a financial point of view, to the holders of Transflorida Common Stock; (vi) the general structure of the transaction and the compatibility of the management and business philosophies of both organizations, (vii) the likelihood of receiving the required approvals in a timely manner; and (viii) the ability of the combined enterprise to compete in relevant banking and non-banking markets. In making its determination, the Transflorida Board did not find it practicable to, and did not quantify or otherwise attempt to, assign relative weights to the specific factors considered in reaching its determination.

         In approving the Agreement, the Transflorida Board was aware that the Agreement contains certain provisions prohibiting Transflorida from initiating, soliciting, or negotiating other offers or agreements to acquire Transflorida. However, the Transflorida Board was also aware that such terms were specifically bargained for inducements for UPC to enter into the Agreement, and that the obligation of the Transflorida Board under the Agreement to recommend approval of the Agreement by its shareholders was explicitly made subject to, among other conditions, the fiduciary obligations of the Transflorida Board under applicable law. Accordingly, the Agreement permits the Transflorida Board, if required by the exercise of its fiduciary duties under applicable law, to withdraw, modify, or change such recommendation. See " -- Conduct of Business Pending the Merger."

         For the reasons described above, the Transflorida Board has adopted and approved the Agreement and the Plan of Merger, and believes that the Merger is in the best interest of Transflorida and the Transflorida shareholders. ACCORDINGLY, THE TRANSFLORIDA BOARD RECOMMENDS THAT THE TRANSFLORIDA SHAREHOLDERS VOTE "FOR" APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER. See "-- Background of and Reasons for the Merger."

                  As of the date of this Proxy Statement, the closing price of UPC Common Stock on the NYSE was $_________, which represents a value to Transflorida shareholders based on the Exchange Ratio of .8489 of $______ per share.

         The actual market value of a share of UPC Common Stock at the Effective Time and at the time certificates for those shares are delivered following surrender and exchange of Certificates for shares of Transflorida Common Stock may be more or less than the Average Closing Price. Transflorida shareholders are urged to obtain current market quotations for UPC Common Stock. See "Comparative Market Prices and Dividends."

         UPC'S REASONS FOR THE MERGER. The terms of the Merger, including the Exchange Ratio, are the result of arm's-length negotiations between representatives of UPC and Transflorida. In reaching its decision to approve the Agreement, the UPC Board consulted with its legal advisors regarding the terms of the transaction, and with management of UPC, and, without assigning any relative or specific weights, considered a number of factors, both from a short-term and long-term perspective, and the following: (i) the information presented to the directors by the management of UPC concerning the business, operations, earnings, asset quality, and financial condition of Transflorida, including the composition of the earning assets portfolio of Transflorida; (ii) the financial terms of the Merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value, and earnings per share of Transflorida Common Stock; (iii) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of Transflorida Common Stock for UPC Common Stock for federal income tax purposes; (iv) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay; (v) the opportunity for reducing the noninterest expense of the operations of Transflorida and the ability of the operations of Transflorida after the Effective Time to contribute to the earnings of UPC; (vi) the attractiveness of the Transflorida franchise, the market position of Transflorida in each of the markets in which it operates, and the compatibility of the franchise of Transflorida with the operations of UPC; and (vii) the compatibility of the community bank orientation of the operations of Transflorida to that of UPC.

         The foregoing discussion is not intended to be exhaustive but includes all of the material factors considered by the UPC Board in determining to approve the Agreement and the Plan of Merger. The UPC Board did not quantify or otherwise attempt to assign relative or specific weights to the factors considered in reaching its determination that the Agreement, the Plan of Merger, and the Merger are in the best interests of shareholders.

OPINION OF TRANSFLORIDA'S FINANCIAL ADVISOR

         Transflorida retained ASC to provide its opinion of the fairness from a financial viewpoint, of the Exchange Ratio (the "Merger Consideration") to be received by Transflorida's shareholders in connection with the Merger. As part of its investment banking business, ASC is regularly engaged in the valuation of securities in connection with mergers and acquisitions, and valuations for estate, corporate, and other purposes. The Transflorida Board retained ASC based upon its experience as a financial advisor in mergers and acquisitions of financial institutions, and its knowledge of financial institutions. On February 26, 1998, ASC rendered its oral opinion that, as of such date, the Merger Consideration was fair, from a financial point of view, to the shareholders of Transflorida's Common Stock. ASC reviewed UPC and Transflorida financial data as of March 31, 1998 and bank stock market conditions since the signing of the Agreement, and rendered its written Fairness Opinion Letter as of June 18, 1998.

         The full text of ASC's opinion letter (the "Opinion") which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached in the Appendix C to this Proxy Statement. Transflorida's shareholders are urged to read the Opinion carefully and in its entirety. The Opinion is addressed to the Transflorida Board and does not constitute a recommendation to any shareholder of Transflorida as to how such shareholder should vote at the Transflorida Special Meeting.

         In connection with the Opinion, ASC: (i) reviewed the Agreement; (ii) reviewed certain publicly available financial statements and other information concerning Transflorida and UPC, respectively; (iii) reviewed certain internal financial statements and other financial and operating data of Transflorida provided to it by Transflorida's management; (iv) analyzed certain publicly available financial analyses and projections of UPC provided by independent banking securities analysts; (v) reviewed the reported market prices and trading activity for UPC Common Stock; (vi) discussed the past and current operations, financial condition, and future prospects of Transflorida with its executive management; (vii) compared Transflorida and UPC from a financial point of view with certain other banking companies that it deemed to be relevant; (viii) compared the financial performance of UPC and the market prices and trading activity of UPC Common Stock with that of certain other comparable publicly traded companies and their equity securities; (ix) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions nationally, in the Southeastern United States and in Florida, and (x) performed such other analyses and reviews as we deemed appropriate.

         In connection with its review, ASC relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and ASC did not assume any responsibility for independent verification of such information. With respect to internal confidential financial projections provided by Transflorida, ASC assumed that such projections were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the future financial performance of Transflorida and did not independently verify the validity of such assumptions. ASC did not make any independent evaluation or appraisal of the assets or liabilities of Transflorida, nor was ASC furnished with any such appraisals. ASC did not examine any individual loan files of Transflorida. ASC is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses.

         With respect to UPC, ASC relied solely upon publicly available data regarding UPC's financial condition and performance. ASC did not meet with or discuss this publicly available information with the UPC management. ASC did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of UPC, was not furnished with any evaluations or appraisals, and did not review any individual credit files of UPC.

         The Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to ASC as of December 31, 1997 and March 31, 1998.

         In connection with rendering the Opinion, ASC performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an Opinion is not readily susceptible to partial analysis of summary description. Moreover, the evaluation of fairness, from a financial point of view, of the consideration to be received by the Transflorida shareholders is to some extent a subjective one based on the experience and judgment of ASC and not merely, the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, ASC believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be ASC's view of the actual value of Transflorida .

         In performing its analyses, ASC made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Transflorida. The analyses performed by ASC are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, ASC's analyses should not be viewed as determinative of the Transflorida Board or Transflorida's management's opinion with respect to the value of Transflorida.

         The following is a summary of the analyses performed by ASC in connection with its updated opinion dated as of June 18, 1998. The following discussion contains financial information concerning Transflorida and UPC as of March 31, 1998, and market information as of June 17, 1998:

         ANALYSIS OF SELECTED TRANSACTIONS. ASC performed an analysis of premiums paid in selected pending or recently completed acquisitions of banking organizations in Florida and in the Southeastern United States, with comparable characteristics to the Transflorida and UPC transaction. Two sets of comparable transactions were analyzed to ensure a thorough comparison.

         The first set of comparable transactions (the "State Transactions") consisted of a group of comparable transactions based upon the geographical market area of Transflorida. The State Transactions specifically consisted of 39 mergers and acquisitions of banks located in Florida which sold for common stock between January 1, 1997 and June 17, 1998. The analysis yielded multiples of the State Transactions' purchase price relative to: (i) book value ranging from 1.23 times to 4.28 times with an average of 2.64 times and a median of 2.47 times (compared with the multiple implied in the Merger of 2.17 times March 31, 1998 book value); (ii) last 12 months earnings ranging from 10.2 times to 40.9 times with an average of 22.2 times and a median of 19.1 times (compared with the multiple implied in the Merger of 15.37 times last 12 months earnings as of March 31, 1998); (iii) total assets ranging between 12.0% and 41.3% with an average of 23.8% and a median of 21.9%

(compared with the multiple implied in the Merger of 28.9% of March 31, 1998 total assets); and (iv) total deposits ranging from 13.4% to 50.8% with an average of 27.7% and a median of 26.5% (compared with the multiple implied in the Merger of 33.6% of deposits as of March 31, 1998).

         The second set of comparable transactions (the "Southeastern Transactions") consisted of a narrowly defined group of comparable transactions based upon the profitability, asset size and geographical market area of Transflorida. The Southeastern Transactions specifically consisted of 12 mergers and acquisitions of banks in the Southeast with total assets between $200 million and $500 million, return on average equity between 12% and 18%, and which sold for common stock between January 1, 1997 and June 17, 1998. The analysis yielded multiples of the regional transactions' purchase price relative to: (i) book value ranging from 2.16 times to 4.78 times with an average of 2.96 times and a median of 2.70 times (compared with the multiple implied in the Merger of 2.17 times March 31, 1998 book value); (ii) last 12 months earnings ranging from 14.6 times to 36.3 times with an average of 22.3 times and a median of 20.1 times (compared with the multiple implied in the Merger of 15.4 times last 12 months earnings as of March 31, 1998); (iii) total assets ranging between 21.3% and 40.5% with an average of 27.7% and a median of 25.2% (compared with the multiple implied in the Merger of 28.9% of March 31, 1998 total assets); and (iv) total deposits ranging from 24.2% to 45.6% with an average of 31.9% and a median of 29.4% (compared with the multiple implied in the Merger of 33.6% of deposits as of March 31, 1998).

         DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, ASC estimated the present value of the future stream of after-tax cash flow that Transflorida could produce through the year 2002, under various circumstances, assuming that Transflorida performed in accordance with the earnings/return projections of Transflorida's management. ASC estimated the terminal value for Transflorida at the end of the period by applying multiples of earnings ranging from 15 times to 20 times and then discounting the cash flow streams, dividends paid to the shareholders (assuming all earnings in excess of that required to maintain a tangible equity to tangible asset percentage of 6.0% are paid out in dividends) and terminal value using discount rates ranging from 12% to 14% chosen to reflect different assumptions regarding the required rates of return of Transflorida and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $48.00 per share to $62.00 per share based on 1,950,144 fully diluted shares outstanding, compared to the value of the Merger Consideration for Transflorida of $47.11 per share, based on the closing price per share of UPC Common Stock at June 17, 1998.

         ASC also performed a cash flow analysis using an estimated terminal value for Transflorida at the end of the period by applying multiples of book value ranging from 2.00 times to 4.50 times and then discounting the cash flow streams, dividends paid to the shareholders (assuming all earnings in excess of that required to maintain a tangible equity to tangible asset percentage of 6.0% are paid out in dividends) and terminal value using discount rates ranging from 12% to 14% chosen to reflect different assumptions regarding the required rates of return of Transflorida and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $33.00 per share to $52.00 per share, compared to the value of the Merger Consideration for Transflorida of $47.11 per share, based on the closing price per share of UPC' Common Stock at June 17, 1998.

         COMPARABLE COMPANY ANALYSIS. ASC compared selected balance sheet data, asset quality, capitalization and profitability measures and market statistics using financial data at March 31, 1998 and market data as of June 17, 1998 for UPC to a group of selected Southeastern bank holding companies which ASC deemed to be relevant. The following financials reflect UPC March 31, 1998 pro forma financials with Magna.

         The group of selected Southeastern bank holding companies (the "Comparable Composite") included AmSouth Bancorp, BB&T Corporation, Compass Bancshares, Inc., Crestar Financial Group, First American Corporation, First Tennessee National Corporation, and SouthTrust Corporation. This comparison, among other things, showed that: (i) UPC's equity to asset percentage was 9.18%, compared to an average of 7.76% and a median of 7.67% for the Comparable Composite; (ii) for the last twelve months ended March 31, 1998, UPC's return on average equity was 11.8%, compared to an average of 17.0% and a median of 16.9% for the Comparable Composite; (iii) for the last twelve months ended March 31, 1998, UPC' return on average assets was 1.09%, compared to an average of 1.32% and a median of 1.31% for the Comparable Composite; (iv) as of March 31, 1998, UPC's nonperforming loans to total loans ratio was 0.94%, compared to an average of 0.50% and a median of 0.46% for the Comparable Composite; (v) as of June 17, 1998, UPC's price per share to March 31, 1998 book value per share was 2.83 times, compared to an average of 3.26 times and median of 3.01 times for the Comparable Composite; and
(vi) as of June 17, 1998, UPC's price per share to last twelve months earnings per share as of March 31, 1998 was 28.1 times, compared to an average of 19.9 times and median of 19.2 times for the Comparable Composite.

         ASC also compared selected stock market results of UPC to the publicly available corresponding data of other composites which ASC deemed to be relevant, including SNL Securities, L.P.'s ("SNL") index of all publicly traded banks, the aforementioned Comparable Composite and the S&P 500. Results from indexing the SNL's index of all publicly traded banks, the Comparable Composite and UPC's stock from June 18, 1997 to June 18, 1998 revealed similar relationships in price movements of UPC's stock to the price movements of the Comparable Composite and the SNL's index of all publicly traded banks.

         No company or transaction used in the comparable company and comparable transaction analyses is identical to Transflorida or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Transflorida and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

         Pursuant to an engagement letter dated August 22, 1997, between Transflorida and ASC, Transflorida agreed to pay ASC a retainer fee of $10,000 and a transaction fee equal to one half of one percent or 0.50% of the consideration paid to Transflorida up to $80 million in transaction value or 0.75% of the consideration paid to Transflorida if the consideration is in excess of $80 million. Transflorida also agreed to indemnify and hold harmless ASC and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence of ASC. Sheshunoff Management Services, an affiliate of ASC, has provided UPC with management consulting services within the past eighteen months and received management consulting fees of $986,663. ASC has also represented CB&T Inc., McMinnville, Tennessee, in a transaction with UPC in 1998.

EFFECTIVE TIME OF THE MERGER

         Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time specified in the Certificate of Merger reflecting the Merger issued by the OCC. Subject to the terms and conditions of the Agreement, unless otherwise agreed upon in writing by UPC and Transflorida, the Agreement provides that the parties will use their reasonable efforts to cause the Effective Time to occur within 30 days (as designated by UPC) following the last to occur of (i) the effective date (including any applicable waiting period in respect thereof) of the last required consent of any regulatory authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Transflorida approve the Agreement and the Plan of Merger, and (iii) the date on which all other conditions precedent under the Agreement have been satisfied or waived..

         No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Transflorida and UPC anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated on or about August 31, 1998. However, delays in the consummation of the Merger could occur.

         The Board of Directors of either Transflorida or UPC generally may terminate the Agreement and the Plan of Merger if the Merger is not consummated by December 31, 1998, unless the failure to consummate the transactions contemplated by the Agreement on or before such date is caused by any breach of the Agreement by the party seeking termination or certain other specific conditions exist. See "-- Conditions to Consummation of the Merger" and "-- Waiver, Amendment, and Termination."

DISTRIBUTION OF CONSIDERATION

         Promptly after the Effective Time, UPC will cause the Exchange Agent to mail to the former shareholders of Transflorida a letter of transmittal, together with instructions for the exchange of the Certificates representing shares of Transflorida Common Stock for certificates representing shares of UPC Common Stock.

         TRANSFLORIDA SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

         Upon surrender to the Exchange Agent of Certificates for Transflorida Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Transflorida Common Stock surrendering such items a certificate or certificates representing the number of shares of UPC Common Stock to which such holder is entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any, together with all undelivered dividends or distributions in respect of such shares (without interest thereon), if any. UPC will not be obligated to deliver the consideration to which any former holder of Transflorida Common Stock is entitled as a result of the Merger until the holder surrenders such holder's Certificates representing the shares of Transflorida Common Stock. Whenever a dividend or other distribution is declared by UPC on UPC Common Stock, the record date for which is at or after the Effective Time, the declaration will include dividends or other distributions on all shares of UPC Common Stock issuable pursuant to the Agreement, but beginning 30 days after the Effective Time, no dividend or other distribution payable after the Effective Time with respect to UPC Common Stock will be paid to the holder of any unsurrendered Transflorida Common Stock Certificate until the holder duly surrenders such Certificate. Upon surrender of such Transflorida Common Stock Certificate, however, both the UPC Common Stock certificate, together with all undelivered dividends or other distributions (without interest) and any undelivered cash payment to be paid in lieu of a fractional share (without interest), will be delivered and paid with respect to the shares represented by such Certificate. In the event any Transflorida Common Stock Certificate has been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the Certificate to be lost, stolen, or destroyed and, if required by UPC, the posting by such person of a bond in such amount as UPC may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, or destroyed Certificate the consideration to which the former holder of Transflorida Common Stock is entitled.

         At the Effective Time, the stock transfer books of Transflorida will be closed to holders of Transflorida Common Stock and no transfer of shares of Transflorida Common Stock by any such holder will thereafter be made or recognized. If Certificates representing shares of Transflorida Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the consideration to which such holder of Transflorida Common Stock is entitled.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Consummation of the Merger is subject to various conditions, including
(i) approval of the Agreement and the Plan of Merger by the shareholders of Transflorida, (ii) receipt of certain regulatory approvals required for consummation of the Merger, (iii) receipt by UPC and Transflorida of a written opinion of counsel from Alston & Bird LLP as to the tax-free nature of the Merger (except to the extent of cash received), (iv) the approval by the shareholders of UPC of an amendment of the UPC Charter authorizing such additional shares of UPC Common Stock as necessary to consummate the Merger (which amendment was approved at the 1998 annual meeting of UPC shareholders), and approval of such shares of UPC Common Stock issuable pursuant to the Merger for listing on the NYSE, subject to official notice of issuance, (v) the Registration Statement being declared effective under the Securities Act, (vi) the accuracy, as of the date of the Agreement and as of the Effective Time, of the representations and warranties of Transflorida and UPC as set forth in the Agreement, (vii) the performance of all agreements and the compliance with all covenants of Transflorida and UPC as set forth in the Agreement, (viii) receipt of all consents required for consummation of the Merger or for the preventing of any default under any contract or permit which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on Transflorida or UPC, (ix) receipt by UPC, as of the Effective Time, of a letter from Price Waterhouse LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment,

(x) the absence of any law or order or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting, restricting, or making illegal the consummation of the transactions contemplated by the Agreement, (xi) receipt by UPC of agreements from each person Transflorida reasonably believes may be deemed an affiliate of Transflorida, and
(xii) satisfaction of certain other conditions, including the receipt of various certificates from the officers of Transflorida and UPC. See "-- Regulatory Approval" and "-- Waiver, Amendment, and Termination."

         No assurance can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so. Except in limited circumstances, in the event the Merger is not effected on or before December 31, 1998, the Agreement may be terminated and the Merger abandoned by the Board of Directors of either Transflorida or UPC. See "-- Waiver, Amendment, and Termination."

REGULATORY APPROVAL

         THE MERGER MAY NOT PROCEED IN THE ABSENCE OF RECEIPT OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF SUCH APPROVALS. APPLICATIONS FOR THE APPROVALS DESCRIBED BELOW HAVE BEEN SUBMITTED TO THE APPROPRIATE REGULATORY AUTHORITIES.

         It is a condition to the consummation of the Merger that UPC and Transflorida shall have received all applicable regulatory approvals to consummate the transactions contemplated by the Agreement. There can be no assurance that such approvals will not contain terms, conditions or requirements which cause such approvals to fail to satisfy such condition to the consummation of the Merger.

         Neither Transflorida nor UPC are aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

         The Merger is subject to the prior approval of the OCC. In evaluating the Merger, the OCC must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the OCC from approving the Merger if (i) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the OCC should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Merger may not be consummated until the 30th day (which the OCC may reduce to 15 days) following the date of the OCC approval, during which time the United States Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

WAIVER, AMENDMENT, AND TERMINATION

         To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Board of Directors of each of the parties, before or after approval of the Agreement and the Plan of Merger by the Transflorida shareholders; provided, that after such adoption by Transflorida shareholders no amendment may be made which modifies in any material respect the consideration to be received by the holders of Transflorida Common Stock without the further approval of such shareholders. In addition, prior to or at the Effective Time, generally either Transflorida or UPC, or both, acting through their respective Boards of Directors, chief executive officers, or other authorized officers, may waive any default in the performance of any term of the Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement, and may waive any of the conditions precedent to the obligations of such party under the Agreement, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation. No such waiver will be effective unless written and unless executed by a duly authorized officer of Transflorida or UPC, as the case may be.

         The Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time, notwithstanding the provisions of the Agreement and the approval of the Agreement and the Plan of Merger by the Transflorida shareholders, (i) by the mutual consent of the Boards of Directors of Transflorida and UPC and (ii) by the Transflorida Board or the UPC Board (a) in the event of any inaccuracy of any representation or warranty of the other party contained in the Agreement which cannot be or has not been cured within 30 days after giving written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standards set forth in the Agreement (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (b) in the event of a material breach by the other party of any covenant or agreement contained in the Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (c) if (1) any consent of any regulatory authority required for consummation of the Merger and the other transactions contemplated by the Agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal or (2) the shareholders of Transflorida fail to vote their approval of the matters submitted for the approval of such shareholders at the Transflorida Special Meeting, (d) if the Merger is not consummated by December 31, 1998, provided that the failure to consummate is not caused by any breach of the Agreement by the party electing to terminate, or (e) by the Transflorida Board pursuant to the relevant provisions of the Agreement described in "-- Possible Adjustment of Exchange Ratio."

         If the Merger is terminated as described above, the Agreement and the Plan of Merger will become void and have no effect, except that certain provisions of the Agreement, including those relating to the obligations to share certain expenses, maintain the confidentiality of certain information obtained, and return all documents obtained from the other party under the Agreement, will survive. See "-- Expenses and Fees."

CONDUCT OF BUSINESS PENDING THE MERGER

         Pursuant to the Agreement, Transflorida has generally agreed that except as otherwise expressly contemplated in the Agreement, Transflorida and its subsidiaries will: (i) operate its business only in the usual, regular, and ordinary course; (ii) preserve intact its business organization and assets and maintain its rights and franchises; and (iii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of or condition or restriction of the type referred to in the Agreement or (b) adversely affect the ability of any party to perform its covenants and agreements under the Agreement.

         UPC has agreed that except as otherwise expressly contemplated in the Agreement, UPC will (i) continue to conduct its business and the business of its subsidiaries in a manner designed in its reasonable judgment enhance the long-term value of the UPC Common Stock and the business prospects of UPC and UPC's subsidiaries and (ii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated under the Agreement including the Merger, from qualifying for pooling-of interests accounting treatment and as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement, or (c) result in UPC entering into an agreement with respect to an acquisition proposal with a third party which could be reasonably expected to result in the merger not being consummated; provided, that the foregoing shall not prevent UPC or any UPC subsidiary from acquiring any other assets or businesses or from discontinuing or disposing of any of its assets or business if such action is in the reasonable judgment of UPC desirable in the conduct of the business of UPC and the UPC subsidiaries and would not, in the reasonable judgment of UPC, likely delay the Effective Time to a date subsequent to December 31, 1998.

         In addition, Transflorida has agreed that until the earlier of the Effective Time or termination of the Agreement, Transflorida will not, except with the prior written consent of the chief executive officer, president or chief financial officer of UPC (which consent shall not be unreasonably withheld), agree or commit to do, or permit any of its subsidiaries to agree or commit to do, any of the following: (i) amend the charter, bylaws, or other governing instruments of Transflorida or any Transflorida subsidiary (each a "Transflorida company" and together, the "Transflorida companies"); (ii) incur any additional debt obligation for borrowed money (other than indebtedness of a Transflorida company to another Transflorida company) in excess of an aggregate of $500,000 (for the Transflorida companies on a consolidated basis) except in the ordinary course of business consistent with past practices (u, which shall include the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or the Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any asset of any Transflorida company of any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and liens in effect as of the date of the Agreement that were previously disclosed to UPC by Transflorida); (iii) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the Transflorida stock of any Transflorida company, or declare or pay any dividend or make any other distribution in respect of any Transflorida capital stock,
(iv) except for the Agreement, or pursuant to the exercise of rights outstanding as of the date of the Agreement and the terms thereof in existence on the date of the Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Transflorida Common Stock, or any other Transflorida stock of any Transflorida company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; (v) adjust, split, combine, or reclassify any Transflorida stock of any Transflorida company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Transflorida Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber
(a) any shares of stock of any subsidiary of Transflorida (unless any such shares of stock are sold or otherwise transferred to another Transflorida company) or (b) any asset having a book value in excess of $250,000 other than in the ordinary course of business for reasonable and adequate consideration;
(vi) except as previously disclosed to UPC by Transflorida and for purchases of certain investment securities described in the Agreement, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to Transflorida, asset transfers, or purchase of any assets, in any person other than a wholly-owned Transflorida subsidiary, or otherwise acquire direct or indirect control over any person, with certain exceptions; (vii) grant any increase in compensation or benefits to the employees or officers of any Transflorida company, except in the ordinary course of business consistent with past practices as previously disclosed to UPC by Transflorida or as required by law, pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on the date of the Agreement, enter into or amend any severance agreements with officers of any Transflorida company, grant any material increase in fees or other increases in compensation or other benefits to directors of any Transflorida company, or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; (viii) enter into or amend any employment contract between any Transflorida company and any person (unless such amendment is required by law or a pre-existing contractual obligation) that the Transflorida company does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; (ix) adopt any new employee benefit plan of any Transflorida company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Transflorida company other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; (x) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles; (xi) commence any litigation other than in accordance with past practices, or settle any litigation involving any liability of any Transflorida company for material money damages , or restrictions upon the operations of any Transflorida company; or (xii) except in the ordinary course of business, modify, amend, or terminate any material contract or waive, release, compromise, or assign any material rights or claims.

         Transflorida has also agreed, that, except with respect to the Agreement, the Plan of Merger, and the transactions contemplated thereby, no Transflorida company or any representative thereof will, directly or indirectly, solicit or engage in negotiations concerning any acquisition proposal, or provide any confidential information or assistance to, or have any discussions with, any person with respect to an acquisition proposal; provided, that Transflorida may, and may authorize and permit its representatives to, provide persons with confidential information, have discussions or negotiations with, or otherwise facilitate an effort or attempt by such person to make or implement an acquisition proposal not solicited in violation of the Agreement if the Transflorida Board, after having consulted with, and based upon the advice of, outside counsel, determines in good faith that the failure to take such actions could constitute a breach of the fiduciary duties of the Transflorida Board under applicable law, subject to the satisfaction of certain conditions.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         Upon consummation of the Merger, the current directors of UPC will continue to serve as directors of UPC. Similarly, the current officers of UPC will continue to serve in their respective capacities on behalf of UPC. Information concerning the management of UPC is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference." For additional information regarding the interests of certain persons in the Merger, see "-- Interests of Certain Persons in the Merger."

         UPBNA will be the surviving bank resulting from the Merger and shall continue to be governed by the laws of the United States, and operate in accordance with its Charter and Bylaws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         The Agreement provides that UPC will, subject to the conditions set forth therein, indemnify the present and former directors, officers, employees, and agents of Transflorida and its subsidiaries against all Liabilities (as defined in the Agreement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Agreement) to the full extent permitted under any of Florida law, the Transflorida Charter, and the Transflorida Bylaws, and any indemnity agreements previously entered into by Transflorida or any of its subsidiaries and any director, officer, employee, or agent of Transflorida or any of its subsidiaries. This provision of the Agreement is consistently included in UPC's standard form merger agreement and is not intended to broaden in any manner the scope of indemnification to which the present and former directors, officers, employees, and agents of Transflorida and its subsidiaries are entitled, but serves to ratify the legal obligations of Transflorida and its subsidiaries (to be assumed by UPBNA upon consummation of the Merger) to provide indemnification in accordance with Florida law, the Transflorida Charter, and the Transflorida Bylaws, and any indemnification agreements to which Transflorida or its subsidiaries is a party with an indemnified person. The indemnification provided under the provisions of such instruments will be subject to the same standards that are currently applicable for determining whether indemnified parties are entitled to indemnification under such instruments.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         THE FOLLOWING IS A DISCUSSION OF THE ANTICIPATED MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF TRANSFLORIDA COMMON STOCK. THE DISCUSSION MAY NOT APPLY TO SPECIAL SITUATIONS, SUCH AS TRANSFLORIDA SHAREHOLDERS, IF ANY, WHO RECEIVED TRANSFLORIDA COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, THAT HOLD TRANSFLORIDA COMMON STOCK OTHER THAN AS A CAPITAL ASSET, THAT HOLD TRANSFLORIDA COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION," OR THAT ARE INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS OR FOREIGN PERSONS, AND DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THIS DISCUSSION IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT AND ON PROPOSED REGULATIONS, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT) BY LEGISLATION, ADMINISTRATIVE ACTION, OR JUDICIAL DECISION. NO RULING HAS BEEN OR WILL

BE REQUESTED FROM THE INTERNAL REVENUE SERVICE ON ANY MATTER RELATING TO THE TAX CONSEQUENCES OF THE MERGER.

         As of the date of this Proxy Statement and based upon the assumption that the Merger is consummated in accordance with the Agreement and in conformity with certain factual representations made by Transflorida and UPC, Alston & Bird LLP, counsel for UPC, has advised UPC and Transflorida that the transaction will have the following federal income tax consequences:

                  (a) The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

                  (b) No gain or loss will be recognized by Transflorida, UPC, UPHC, or UPBNA as a result of the Merger.

                  (c) No gain or loss will be recognized to the shareholders of Transflorida upon the receipt of UPC Common Stock solely in exchange for all of their shares of Transflorida Common Stock (except with respect to any cash received in lieu of a fractional share interest of UPC Common Stock).

                  (d) The aggregate tax basis of the UPC Common Stock to be received by the Transflorida shareholders who exchange all of their Transflorida Common Stock solely for UPC Common Stock in the Merger will be the same as the aggregate tax basis of the Transflorida Common Stock surrendered in exchange therefor, less the basis of any fractional share of UPC Common Stock settled by cash payment.

                  (e) The holding period of the UPC Common Stock to be received by the Transflorida shareholders who exchange all of their Transflorida Common Stock solely for UPC Common Stock in the Merger will include the period during which the Transflorida Common Stock surrendered in the exchange therefor was held, provided such Transflorida Common Stock is held as a capital asset on the date of the exchange.

                  (f) The payment of cash in lieu of fractional share interests of UPC Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by UPC. These cash payments will be treated as having been received as distributions in exchange for the shares of UPC Common Stock redeemed subject to the provisions and limitations of Section 302(a).

                  (g) Where cash is received by a shareholder of Transflorida who exercises dissenters' rights, the cash will be treated as having been received by such shareholder as a distribution in redemption of such holder's Transflorida Common Stock subject to the provisions and limitations of Section 302.

         In addition, the obligation of each party to consummate the Merger is conditioned, among other things, upon receipt by UPC and Transflorida of an opinion of Alston & Bird LLP dated the date of the Effective Time, substantially to the foregoing effect. The conditions relating to the receipt of the tax opinion may be waived by both UPC and Transflorida. Neither UPC nor Transflorida currently intends to waive the conditions relating to the receipt of the tax opinion. If the conditions relating to the receipt of the tax opinion were waived and the material federal income tax consequences were materially different from those summarized above, Transflorida would resolicit the approval of its shareholders prior to its consummating the Merger. The tax opinion of Alston & Bird LLP summarized above is or will be based, among other things, on representations relating to certain facts and circumstances of, and the intentions of the parties to, the Merger.

         Because certain tax consequences of the Merger may vary depending upon the particular circumstances of each holder of Transflorida Common Stock and other factors, each such holder is urged to consult such holder's own tax advisor to determine the particular tax consequences of the Merger to such holder (including the application and effect of state and local income and other tax laws).

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a pooling-of-interests. Under the pooling-of-interests method of accounting, the recorded amounts of the assets and liabilities of Transflorida will be carried forward at their previously recorded amounts. Since the Merger is not considered material to UPC from a financial statement presentation standpoint, the operating results of Transflorida will be included in UPC's results from the Effective Time of the Merger forward.

         In order for the Merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding Transflorida Common Stock must be exchanged for UPC Common Stock with substantially similar terms. There are certain other criteria that must be satisfied in order for the Merger to qualify as a pooling-of-interests, some of which criteria cannot be satisfied until after the Effective Time. In addition, it is a condition to closing that UPC receive, as of the Effective Time, a letter from Price Waterhouse LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment. UPC will not consummate the Merger if pooling-of-interests accounting treatment is not available.

         For information concerning certain conditions to be imposed on the exchange of Transflorida Common Stock for UPC Common Stock in the Merger by affiliates of Transflorida and certain restrictions to be imposed on the transferability of the UPC Common Stock received by those affiliates in the Merger in order, among other things, to ensure the availability of pooling-of-interests accounting treatment, see "--Resales of UPC Common Stock."

EXPENSES AND FEES

         The Agreement provides that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including filing, negotiation, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the parties to the Agreement shall bear and pay the filing fees payable in connection with the Proxy Statement based on the relative asset sizes of the parties at September 30, 1997.

RESALES OF UPC COMMON STOCK

         UPC Common Stock to be issued to shareholders of Transflorida in connection with the Merger will be registered under the Securities Act. All shares of UPC Common Stock received by holders of Transflorida Common Stock and all shares of UPC Common Stock issued and outstanding immediately prior to the Effective Time will be freely transferable upon consummation of the Merger by those shareholders of Transflorida not deemed to be "Affiliates" of Transflorida or UPC. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with Transflorida or UPC at the time of the Transflorida Special Meeting (generally, executive officers, directors, and 10% or greater shareholders).

         Rule 145 promulgated under the Securities Act restricts the sale of UPC Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Under the rule, during the one-year period following the Effective Time, Affiliates of Transflorida or UPC may resell publicly the UPC Common Stock received by them in the Merger within certain limitations as to the amount of UPC Common Stock sold in any three-month period and as to the manner of sale. After the one-year period, such Affiliates of Transflorida who are not Affiliates of UPC may resell their shares without restriction. The ability of Affiliates to resell shares of UPC Common Stock received in the Merger under Rule 145 will be subject to UPC having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates will receive additional information regarding the effect of Rule 145 on their ability to resell UPC Common Stock received in the Merger. Affiliates also would be permitted to resell UPC Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement does not cover any resales of UPC Common Stock received by persons who may be deemed to be Affiliates of Transflorida or UPC.

         Transflorida has agreed to use its reasonable efforts to cause each person who may be deemed to be an Affiliate of Transflorida to execute and deliver to UPC not later than 30 days prior to the Effective Time, an agreement (each, an "Affiliate Agreement") providing that such Affiliate will not sell, pledge, transfer, or otherwise dispose of any Transflorida Common Stock held by such Affiliate except as contemplated by the Agreement or the Affiliate Agreement, and will not sell, pledge, transfer or otherwise dispose of any UPC Common Stock received by such Affiliate upon consummation of the Merger (i) except in compliance with the Securities Act and the rules and regulations thereunder and (ii) until such time as financial results covering 30 days of combined operations of UPC and Transflorida have been published. Shares of UPC Common Stock issued to such Affiliates of Transflorida in exchange for shares of Transflorida Common Stock will not be transferable until such time as financial results covering at least 30 days of combined operations of UPC and Transflorida have been published, regardless of whether each such Affiliate has provided an Affiliate Agreement (and UPC shall be entitled to place restrictive legends upon certificates for shares of UPC Common Stock issued to Affiliates of Transflorida). Certificates representing shares of Transflorida Common Stock surrendered for exchange by any person who is an Affiliate of Transflorida for purposes of Rule 145(c) under the Securities Act shall be exchanged for certificates representing shares of UPC Common Stock as described under "-- Distribution of Consideration," with the certificates representing such shares of UPC Common Stock containing a legend summarizing the foregoing restrictions. Prior to publication of such results, UPC will not transfer on its books any shares of UPC Common Stock received by an Affiliate pursuant to the Merger. See "-- Conditions to Consummation of the Merger."

TERMINATION FEE AGREEMENT

         As an inducement and a condition to UPC entering into the Agreement, Transflorida and UPC entered into the Termination Fee Agreement pursuant to which Transflorida has agreed under certain circumstances described below to pay to UPC a $3.5 million fee if the Merger is not consummated. This description of the Termination Fee Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Fee Agreement, which is filed as an exhibit to the Registration Statement and incorporated herein by reference.

         Unless a Nullifying Event shall have occurred and be continuing at the time the Agreement is terminated, in the event that (i) the Agreement shall have been terminated, (ii) prior to or concurrently with or within 18 months after such termination of the Agreement a First Trigger Event shall have occurred, and
(iii) prior to, concurrently with, or within 18 months after such termination an Acquisition Event shall have occurred, Transflorida shall pay to UPC a cash fee of $3.5 million.

         "First Trigger Event" shall mean the occurrence of any of the following events: (i) the Transflorida Board shall have failed to approve or recommend the Agreement or the Merger, or shall have withdrawn or modified in a manner adverse to UPC its approval or recommendation of the Agreement or the Merger, or shall have resolved or publicly announced an intention to do either of the foregoing;
(ii) Transflorida or any Significant Subsidiary (as defined in the Termination Fee Agreement), or the Transflorida Board shall have recommended that the shareholders of Transflorida approve any Acquisition Proposal (as such term is defined below) or shall have entered into an agreement with respect to, authorized, approved, proposed or publicly announced its intention to enter into, any Acquisition Proposal; (iii) the Agreement shall not have been approved at a meeting of Transflorida shareholders which has been held for that purpose prior to termination of the Agreement in accordance with its terms, if prior thereto it shall have been publicly announced that any person (other than UPC or any of its subsidiaries) shall have made, or disclosed an intention to make, an Acquisition Proposal; (iv) any person (together with its affiliates and associates) or group (as such terms are used for purposes of Section 13(d) of the Exchange Act) (other than UPC and its subsidiaries) shall have acquired beneficial ownership (as such term is used for purposes of Section 13(d) of the Exchange Act) or the right to acquire beneficial ownership of 20% or more of the then outstanding shares of the stock then entitled to vote generally in the election of directors of Transflorida for a Significant Subsidiary; or (v) following the making of an Acquisition Proposal, Transflorida shall have breached any covenant or agreement contained in the Agreement such that UPC would be entitled to terminate the Agreement under Section 10.1 thereof (without regard to any grace period provided for therein) unless such breach is promptly cured without jeopardizing consummation of the Merger pursuant to the terms of the Agreement.

         "Acquisition Event" shall mean the consummation of any event described in the definition of "Acquisition Proposal," except that the percentage reference contained in clause (C) of such definition shall be 50% instead of 20%.

         "Acquisition Proposal" shall mean any (i) publicly announced proposal,
(ii) regulatory application of or notice (whether in draft or final form) (iii) agreement or understanding, (iv) disclosure of an intention to make a proposal, or (v) amendment to any of the foregoing, made or filed on or after the date of the Termination Fee Agreement, in each case with respect to any of the following transactions with a counterparty other than parent of any of its subsidiaries:
(A) a merger or consolidation, or any similar transaction, involving Transflorida or any Significant Subsidiary (other than mergers, consolidations or similar transactions involving solely Transflorida and or one or more wholly-owned subsidiaries of Transflorida and other than a merger or consolidation as to which the common shareholders of Transflorida immediately prior thereto in the aggregate own at least 70% of the common stock of the publicly held surviving or successor corporation (or any publicly held parent company thereof) immediately following consummation thereof); (B) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Transflorida or any Significant Subsidiary; or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Transflorida or any significant subsidiary.

         "Nullifying Event" shall mean any of the following events occurring and continuing at a time when Transflorida is not in material breach of any of its covenants or agreements contained in the Agreement: (i) UPC shall be in breach of any of its covenants or agreements contained in the Agreement such that Transflorida shall be entitled to terminate the Agreement pursuant to Section 10.1(c) thereof (without regard to any grace period provided for therein) or
(ii) the shareholders of UPC shall have voted and failed to approve the UPC Charter Amendment (as defined in the Agreement) (which Charter Amendment was approved at the 1998 annual meeting of UPC shareholders).


                 EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

         As a result of the Merger, holders of Transflorida Common Stock will be exchanging their shares of a Florida state bank governed by the FBC, the FBCA,, the Transflorida Charter and the Transflorida Bylaws, for shares of UPC, a Tennessee corporation governed by the TBCA, the UPC Charter, and UPC Bylaws. Certain significant differences exist between the rights of Transflorida shareholders and those of UPC shareholders. In particular, the UPC Charter and the UPC Bylaws contain several provisions that may be deemed to have an anti-takeover effect in that they could impede or prevent an acquisition of UPC unless the potential acquirer has obtained the approval of the UPC Board. THE FOLLOWING DISCUSSION IS NECESSARILY GENERAL; IT IS NOT INTENDED TO BE A COMPLETE STATEMENT OF ALL DIFFERENCES AFFECTING THE RIGHTS OF SHAREHOLDERS AND THEIR RESPECTIVE ENTITIES, AND IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FBC AND THE FBCA AND THE TBCA AS WELL AS TO THE UPC CHARTER AND THE UPC BYLAWS AND THE TRANSFLORIDA CHARTER AND TRANSFLORIDA BYLAWS.

ANTI-TAKEOVER PROVISIONS GENERALLY

         The provisions of the UPC Charter and UPC Bylaws described below under the headings, "-- Authorized Transflorida Stock," "-- Amendment of Charter and Bylaws," "-- Classified Board of Directors and Absence of Cumulative Voting," "-- Director Removal and Vacancies," "-- Limitations on Director Liability," "-- Indemnification," "--Special Meetings of Shareholders," "-- Actions by Shareholders Without a Meeting," "-- Shareholder Nominations and Proposals" and "-- Business Combinations" are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist the UPC Board in playing a role if any group or person attempts to acquire control of UPC, so that the UPC Board can further protect the interests of UPC and its shareholders as appropriate under the circumstances, including, if the UPC Board determines that a sale of control is in the best interests of UPC's shareholders, by enhancing the UPC Board's ability to maximize the value to be received by the shareholders upon such a sale.

         Although UPC's management believes the Protective Provisions are, therefore, beneficial to UPC's shareholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, UPC may be able to avoid those expenditures of time and money.

         The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of UPC Common Stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of UPC Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of UPC through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for UPC's shareholders to replace the Board of Directors or management, even if a majority of the shareholders believe such replacement is in the best interests of UPC. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED TRANSFLORIDA STOCK

         UPC. The UPC Charter currently authorizes the issuance of up to (i) 300,000,000 shares of UPC Common Stock, of which 84,970,899 shares were outstanding as of May 31, 1998, and (ii) 10,000,000 shares of no par value preferred stock ("UPC Preferred Stock" and, together with the UPC Common Stock, the "UPC Capital Stock"), of which no shares of UPC Series A Preferred Stock, and 1,156,231 shares of UPC's 8% Cumulative, Convertible Preferred Stock, Series E (the "Series E Preferred Stock") were issued and outstanding as of April 30, 1998. At the 1998 annual meeting of UPC, the UPC shareholders approved an amendment to the UPC Charter to increase the number of authorized shares of UPC Common Stock from 100,000,000 shares to 300,000,000 shares. Accordingly, UPC has sufficient authorized shares of UPC Common Stock to consummate the Merger and all Other Pending Acquisitions.

         The UPC Board may authorize the issuance of additional authorized shares of UPC Common Stock without further action by UPC's shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which UPC Common Stock may be listed.

         With certain exceptions, the UPC Board may issue, without any further action by the shareholders, shares of UPC Preferred Stock, in one or more classes or series, with the voting, conversion, dividend, and liquidation rights specified in the UPC Charter. In providing for the issuance of such shares, the UPC Board may determine, among other things, the distinctive designation and number of shares comprising a series of preferred stock, the dividend rate or rates on the shares of such series and the relation of such dividends to the dividends payable on other classes of stock, whether the shares of such series shall be convertible into or exchangeable for shares of any other class or series of UPC Transflorida Stock, the voting powers if any of such series, and any other preferences, privileges, and powers of such series.

         In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of UPC, the holders of any series of UPC Preferred Stock will have priority over holders of UPC Common Stock.

         The authority to issue additional authorized shares of UPC Common Stock or UPC Preferred Stock provides UPC with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of UPC Common Stock and UPC Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of UPC. In addition, the sale of a substantial number of shares of UPC voting stock to persons who have an understanding



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

with UPC concerning the voting of such shares, or the distribution or declaration of a dividend of shares of UPC voting stock (or the right to receive UPC voting stock) to UPC shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of UPC.

         In 1989, the UPC Board adopted a Share Purchase Rights Plan ("Preferred Share Rights Plan") and distributed a dividend of one Preferred Share Unit Purchase Right ("Preferred Share Right") for each outstanding share of UPC Common Stock. In addition, under the Preferred Share Rights Plan, one Preferred Share Right is to be automatically, and without further action by UPC, distributed in respect to each share of UPC Common Stock issued after adoption of the Preferred Share Rights Plan. The Preferred Share Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of UPC to treat each shareholder on a fair and equal basis. Each Preferred Share Right trades in tandem with the share of UPC Common Stock to which it relates until the occurrence of certain events indicating a potential change in control of UPC. Upon the occurrence of such an event, the Preferred Share Rights would separate from UPC Common Stock and each holder of a Preferred Share Right (other than the potential acquirer) would be entitled to purchase certain equity securities of UPC at prices below their market value. UPC has authorized 750,000 shares of Series A Preferred Stock for issuance under the Preferred Share Rights Plan and no shares have been issued as of the date of this Proxy Statement. Until a Preferred Share Right is exercised, the holder thereof, as such, has no rights of a shareholder of UPC, including the right to vote or receive dividends.

         TRANSFLORIDA. The Transflorida Charter currently authorizes the issuance of up to 2,017,800 shares of Transflorida Common Stock, of which 1,950,144 shares were outstanding as of the Transflorida Record Date. The Transflorida Board does not have the authority to issue shares of Transflorida Common Stock without the approval of the Transflorida shareholders.

PREEMPTIVE RIGHTS

         UPC. The TBCA provides that, unless a Tennessee corporation's charter expressly provides for preemptive rights, shareholders of a Tennessee corporation do not have a preemptive right to acquire proportional amounts of the corporation's unissued shares upon a decision of the board of directors to issue shares. The UPC Charter does not provide for preemptive rights to its shareholders.

         TRANSFLORIDA. The FBCA provides that, unless a Florida corporation's articles of incorporation expressly provide for preemptive rights, shareholders of a Florida corporation do not have a preemptive right to acquire proportionate amounts of the corporation's unissued shares upon a decision of the board of directors to issue shares. The Transflorida Charter does not provide for preemptive rights to its shareholders.

AMENDMENT OF CHARTER AND BYLAWS

         UPC. The UPC Charter generally provides that amendments thereto may be adopted in any manner permitted by the TBCA. The TBCA provides that a Tennessee corporation's charter may be amended by a majority of votes entitled to be cast on the amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders. The UPC Charter requires a super-majority vote of the shares of Transflorida stock entitled to vote in an election of directors to amend the articles of the UPC Charter governing directors and to remove a director from office whether with or without cause. A super-majority vote is also required to amend, alter, or repeal the article of the UPC Charter relating to business combinations.

         The UPC Board may adopt, amend or repeal the UPC Bylaws by a majority vote of the entire Board of Directors. The UPC Bylaws may also be amended or repealed by action of UPC's shareholders.

         The UPC Charter provides that all corporate powers of UPC shall be exercised by the UPC Board except as otherwise provided by law. The UPC Board may designate an executive committee consisting of five or more directors and may authorize such committee to exercise all of the authority of the UPC Board, including the authority to adopt, amend and repeal the Bylaws, to submit any action to the shareholders, to fill vacancies on the

UPC Board or any committee, to declare dividends or other corporate distributions, and to issue or reissue any Transflorida stock or any warrant, right, or option to acquire Transflorida stock of the corporation.

         TRANSFLORIDA. Amendments to the Transflorida Charter must be approved by a majority of its Board of Directors and also by a majority of the outstanding shares of Transflorida's voting stock The Transflorida Bylaws may be amended by a majority vote of its Board of Directors.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

         UPC. The UPC Charter provides that the UPC Board is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of UPC having a classified Board of Directors is that only approximately one-third of the members of the UPC Board are elected each year, which effectively requires two annual meetings for UPC's shareholders to change a majority of the members of the UPC Board. The purpose of dividing the UPC Board into classes is to facilitate continuity and stability of leadership of UPC by ensuring that experienced personnel familiar with UPC will be represented on the UPC Board at all times, and to permit UPC's management to plan for the future for a reasonable amount of time. However, by potentially delaying the time within which an acquirer could obtain working control of the UPC Board, this provision may discourage some potential mergers, tender offers, or takeover attempts.

         Pursuant to the UPC Charter, each holder of UPC Common Stock is entitled to one vote for each share of UPC Common Stock held in the election of directors, and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The shareholder has the right to distribute all of his or her votes in any manner among any number of candidates or to accumulate such shares in favor of one candidate. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the UPC Board. Without cumulative voting, the holders of more than 50% of the shares of UPC Common Stock generally have the ability to elect 100% of the UPC Board. As a result, the holders of the remaining UPC Common Stock effectively may not be able to elect any person to the UPC Board. The absence of cumulative voting thus could make it more difficult for a shareholder who acquires less than a majority of the shares of UPC Common Stock to obtain representation on the UPC Board.

         TRANSFLORIDA. The Transflorida Charter does not provide for a classified Board of Directors. The directors serve for one year terms of office. In addition, the Transflorida Charter provides that each holder of Transflorida Common Stock is entitled to one vote for each share of Transflorida Common Stock held in the election of directors, and that shareholders are not entitled to cumulative voting rights in the election of directors.

DIRECTOR REMOVAL AND VACANCIES

         UPC. The UPC Charter provides that a director may be removed by the UPC shareholders only upon the affirmative vote of the holders of a super-majority of the voting power of all shares of UPC Common Stock entitled to vote generally in the election of directors. The purpose of this provision is to prevent a majority shareholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that shareholder. Accordingly, the provision may have the effect of impeding efforts to gain control of the Board of Directors by anyone who obtains a controlling interest in UPC Common Stock. Vacancies on the UPC Board may be filled by the members of the UPC Board or by UPC shareholders, as provided under the UPC Bylaws and the TBCA. The term of a director appointed to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

         TRANSFLORIDA. The FBCA provides that, unless the corporation's articles of incorporation provide otherwise, the shareholders of a corporation may remove a director with or without cause.

         The Transflorida Bylaws provide that vacancies on the Transflorida Board, whether occurring by reason of an increase in the number of directors, by resignation or otherwise, may be filled by the Transflorida Board acting by a vote of a majority of directors then in office. The overall effect of such a provision may be to prevent a person or entity from immediately acquiring control of Transflorida through an increase in the number of Transflorida directors followed by election of that person's or entity's nominees to fill the newly created vacancies. Furthermore, the ability of the Transflorida Board to fill vacancies resulting from newly created directorships could allow the Transflorida Board to retain control of Transflorida by creating new directorships and filling the vacancies created thereby. The term of a director appointed to fill a vacancy expires at the annual meeting of shareholders, and until such director's successor shall have been duly elected and qualified.

LIMITATIONS ON DIRECTOR LIABILITY

         UPC. The UPC Charter does not address the issue of director liability to the corporation.

         TRANSFLORIDA. Section 658.33 of the FBC provides that each director of a Florida bank, upon assuming office, shall acknowledge that he is familiar with his responsibilities as a director and that he will diligently and honestly administer the affairs of such bank and will not knowingly violate, or willfully permit to be violated, any of the provisions of the financial institutions codes, or the pertinent rules of the Florida Department of Banking and Finance.
Section 658.30 of the FBC also provides that, when not in direct conflict with or superseded by specific provisions of the financial institutions codes, the provisions of the FBCA extend to Florida state banks. Section 607.0831 of the FBCA provides that a director of a Florida corporation will not be personally liable for monetary damages to that corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction in which the director derived an improper personal benefit, (3) a payment of certain unlawful dividends and distributions, (4) in a proceeding by or in the right of such corporation to procure judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (5) in a proceeding by or in the right of someone other than the corporation, or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. Subject to the provisions of the FBC, the foregoing would absolve directors of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to such corporation and its shareholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

         UPC. Under the TBCA, subject to certain exceptions, a Tennessee corporation may indemnify an individual made a party to a proceeding, because he or she is or was a director, against liability incurred in the proceeding if (i) he or she conducted himself or herself in good faith, (ii) he or she reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation, and (b) in all other cases, that his or her conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful (the "Standard of Conduct"). Moreover, unless limited by its charter of incorporation, a Tennessee corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of a written affirmation by the director of his or her good faith belief that he or she has met the Standard of Conduct and a written undertaking by or on behalf of a director to repay such amount if it shall ultimately be determined that he or she is entitled to be indemnified by the corporation against such expenses and a determination is made that the facts known to those making the determination would preclude indemnification. Before any such indemnification is made, it must be determined that such indemnification would not be precluded by the TBCA.

         A director of a Tennessee corporation may also apply for court-ordered indemnification under certain circumstances. Unless a Tennessee corporation's charter of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director; (ii) the corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent as to a director; and (iii) a corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its charter of incorporation, bylaws, general or specific action of its board of directors, or contract.

         The UPC Charter and UPC Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by Tennessee law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling UPC pursuant to the foregoing provisions, UPC has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         TRANSFLORIDA. The Transflorida Bylaws provide that Transflorida may indemnify or reimburse any person for reasonable expenses actually incurred in connection with any action, cause of action, suit or proceeding to which he is made a party by reason of being or having been a Director, officer or employee of Transflorida. Provided, however, no person shall be so indemnified or reimbursed on account of any action, suit or proceeding in which he shall be finally adjudged to have been negligent in the performance of his duties, or to have committed an act, or failed to perform a duty for which there is a common law or statutory liability; provided further, that no person shall be indemnified or reimbursed in relation to any act, cause of action, suit or proceeding which has been made the subject of a compromise settlement except with the approval of the holders of record of a majority of the outstanding shares of Transflorida Common Stock.

SPECIAL MEETINGS OF SHAREHOLDERS

         UPC. The UPC Bylaws provide that special meetings of UPC shareholders may be called, unless otherwise prescribed by law, for any purpose or purposes whatever at any time by the Chairman of the Board, the President, the Secretary, or the holders of not less than one-tenth of the shares entitled to vote at such meeting.

         TRANSFLORIDA. The Transflorida Bylaws provide that special meetings of the shareholders may be called at any time and for any purpose by the Transflorida Board or by any five (5) shareholders owning in the aggregate, not less than 25% of the outstanding stock of Transflorida.

ACTIONS BY SHAREHOLDERS WITHOUT A MEETING

         UPC. The UPC Charter and UPC Bylaws provide that any action required or permitted to be taken by UPC shareholders at a duly called meeting of UPC shareholders may be effected by the unanimous written consent of the shareholders entitled to vote on such action.

         TRANSFLORIDA. The FBC permits any action required or permitted to be taken at a shareholder's meeting to be taken by written consent signed by the holders of the number of shares that would have been required to effect the action at an actual meeting of shareholders. Generally, holders of a majority of outstanding shares can effect such an action. The FBC also provides that a corporation's certificate of incorporation may restrict or prohibit shareholders' actions without a meeting. The Transflorida Charter does not prohibit shareholders from taking action without a meeting.

SHAREHOLDER NOMINATIONS AND PROPOSALS

         UPC. The UPC Charter and UPC Bylaws do not address whether a shareholder may nominate members of the UPC Board.

         TRANSFLORIDA. The Transflorida Bylaws specify that nominations for membership to the Transflorida Board must be received by Transflorida at least 60 days in advance of the annual meeting.

BUSINESS COMBINATIONS

         UPC. The UPC Charter requires the affirmative vote of the holders of a super-majority or more of the outstanding shares of UPC Common Stock for approval of a merger, consolidation, or a sale or lease of all or substantially all of the assets of UPC if the other party to the sale or lease is a beneficial owner of 10% or more of the outstanding shares of UPC Common Stock. The approval of the UPC shareholders is not required for any merger or consolidation of UPC with or into any corporation or entity of which a majority of the outstanding shares of all classes of capital stock is owned by UPC or any UPC subsidiary.

         The requirement of a super-majority vote of UPC's shareholders to approve certain business transactions, as described above, may discourage a change in control of UPC by allowing a minority of UPC's shareholders to prevent a transaction favored by the majority of the shareholders. Also, in some circumstances, the UPC Board could cause a super-majority vote to be required to approve a transaction thereby enabling management to retain control over the affairs of UPC and their positions with UPC. The primary purpose of the super-majority vote requirement, however, is to encourage negotiations with UPC's management by groups or corporations interested in acquiring control of UPC and to reduce the danger of a forced merger or sale of assets.

         As a Tennessee corporation, UPC is or could be subject to various legislative acts set forth in Chapter 103 of Title 48 of the Tennessee Code, which impose certain restrictions on business combinations, including, but not limited to, combinations with interested shareholders similar to those described above.

         The TBCA generally prohibits a "business combination" (generally defined to include mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by UPC or a subsidiary with an "interested shareholder" (generally defined as any person or entity which beneficially owns 10% or more of the voting power of any class or series of UPC's stock then outstanding) within five years after the person or entity becomes an interested shareholder, unless the business combination or the transaction pursuant to which the interested shareholder became such was approved by the UPC Board before the interested shareholder became such, and the business combination satisfies any other applicable requirements imposed by law or by the UPC Charter or Bylaws. The TBCA also severely limits the extent to which UPC or any of its officers or directors could be held liable for resisting any business combination.

         The Tennessee Control Share Acquisition Act (the "Tennessee CSAA") generally provides that any person or group of persons that acquires the power to vote more than specified levels (one-fifth, one-third, or a majority) of the shares of certain Tennessee corporations will not have the right to vote such shares unless granted voting rights by the holders of a majority of the votes entitled to be cast, excluding "interested shares." Interested shares are those shares held by the acquiring person, officers of the corporation, and employees of the corporation who are also directors of the corporation. If approval of voting power for the shares is obtained at one of the specified levels, additional shareholder approval is required when a shareholder seeks to acquire the power to vote shares at the next level. In the absence of such approval, the additional shares acquired by the shareholder may not be voted until they are transferred to another person in a transaction other than a control share acquisition. The Tennessee CSAA applies only to those Tennessee corporations whose charters or bylaws contain an express declaration that control share acquisitions in respect of the shares of such corporations are governed by and subject to the provisions of such act. The UPC Charter and Bylaws do not currently contain such an express declaration.

         The Tennessee Greenmail Act (the "Tennessee GA") prohibits a Tennessee corporation having a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price of such shares during the 30 trading days preceding the purchase or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

         The TBCA provides that no Tennessee corporation having any class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act or any of its officers or directors may be held liable at law or in equity for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder's share acquisition date, or for seeking to enforce or implement the provisions of the TBCA or the Tennessee CSAA, or for failing to adopt or recommend any charter or bylaw amendment or provision in respect of any one or more of these acts or the Tennessee GA, or for opposing any merger, exchange, tender offer, or significant disposition of the assets of the resident domestic corporation or any subsidiary of such corporation because of a good faith belief that such merger, exchange, tender offer, or significant disposition of assets would adversely affect the corporation's employees, customers, suppliers, the communities in which the corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the corporation's charter in connection with the merger, exchange, tender offer or significant disposition of assets.

         The acts described above along with the provisions of the UPC Charter regarding business combinations might be deemed to make UPC less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 66-2/3% of the outstanding shares of UPC Common Stock, the acquiror would not thereby obtain the ability to replace a majority of the UPC Board until at least the second Transflorida special meeting of shareholders following the acquisition, and furthermore the acquiror would not obtain the ability immediately to effect a merger, consolidation, or other similar business combination unless the described conditions were met.

         As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for UPC's shareholders to replace the UPC Board or management, even if the holders of a majority of the UPC Common Stock should believe that such replacement is in the interests of UPC. As a result, such provisions may tend to perpetuate the incumbent UPC Board and management.

         TRANSFLORIDA. Section 607.0901 of the FBCA provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares owned by an Interested Shareholder (as hereinafter defined), would be required in order to effectuate certain transactions, including, among other , a merger, sale of assets, sale of shares and reclassification of securities involving the corporation and an Interested Shareholder (an "Affiliate Transaction"). An "Interested Shareholder" is defined under the FBCA as the beneficial owner of more than 10% of the voting shares outstanding.

         The special voting requirement does not apply in any of the following five circumstances: (i) the Affiliated Transaction is approved by a majority of the corporation's disinterested directors; (ii) the corporation has not had more than 300 shareholders of record at any time during the preceding three years;
(iii) the Interested Shareholder has beneficially owned 80% of the corporation's voting shares for five years; (iv) the Interested Shareholder beneficially owns 90% of the corporation's voting shares; or (v) all of the following conditions are met (A) the cash and fair value of other consideration to be paid per share to all holders of the voting shares equals the highest per share price calculated pursuant to various methods sets forth in Section 607.0901 of the FBCA, (B) the consideration to be paid in the Affiliated Transaction is in the same form as previously paid by the Interested

Shareholder, and (C) during the portion of the three years preceding the announcement date that the Interested Shareholder has been an Interested Shareholder, except as approved by a majority of the disinterested directors, there shall have been no failure to pay at the regular date therefor any full periodic dividends, whether or not cumulative, on any outstanding shares of the corporation, no increase in the voting shares owned by the Interested Shareholder, and no benefit to the Interested Shareholder from loans, guarantees or other financial assistance or tax advantages provided by the corporation.

         A corporation may "opt-out" of the provisions of Section 607.0901 by electing to do so in its articles of incorporation. Transflorida has not elected to "opt out."

         In addition, Section 607.0902 of the FBCA, provides that the voting rights to be accorded Control Shares (as defined below) of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office, or substantial assets in Florida, and (iii) either (A) more than 10% of its shareholders residing in Florida, (B) more than 10% of its shares owned by Florida residents, or (C) 1,000 shareholders residing in Florida, must be approved by a majority of teach class of voting securities of the corporation, excluding those shares held by interested persons, before the Control Shares will be granted any voting rights.

         "Control Shares" are defined in the FBCA to be shares acquired, either directly or indirectly, that when added to all other shares of the issuing corporation owned by such person, would entitle such person to exercise, either directly or indirectly, voting power within any of the following ranges: (a) 20% or more but less than 33% of all voting power of the corporation's voting securities, (b) 33% or more but less than a majority of all voting power of the corporation's voting securities, or (c) a majority or more of all of the voting power of the corporation's voting securities. Such provisions do not apply to shares acquired pursuant to, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the FBCA and to which the corporation is a party.

         In addition, unless otherwise provided in a corporation's articles of incorporation or bylaws, in the event Control Shares acquired in a Control-Share acquisition are accorded full voting rights and the acquiring person has acquired Control Shares with a majority or more of all voting power, all shareholders of the issuing public corporation shall have dissenters' rights.

LIMITATIONS ON ABILITY TO VOTE STOCK

         UPC. The UPC Charter and UPC Bylaws do not contain any provision restricting a shareholder's ability to vote shares of UPC voting stock.

         TRANSFLORIDA. The Transflorida Charter and the Transflorida Bylaws do not contain any provisions restricting a shareholder's ability to vote shares of Transflorida in voting stock.

DISSENTERS' RIGHTS OF APPRAISAL

         UPC. Under the TBCA, a shareholder of a Tennessee corporation is generally entitled to dissent from certain corporate actions, and obtain payment of the fair value of his or her shares in the event of: (i) consummation of a plan of merger to which the corporation is a party, unless shareholder approval is not required by the TBCA; (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan; (iii) consummation of a sale or exchange of substantially all of the corporation's property other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or to a plan by which substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale; (iv) an amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it (a) alters or abolishes a preferential right of the shares, (b) creates, alters, or abolishes a right in respect of redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares, (c) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities, (d) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights, or (e) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under the TBCA; or
(v) any corporate action taken pursuant to a shareholder vote, to the extent the charter, bylaws, or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares. The UPC Charter and Bylaws do not provide for any such additional dissenters' rights. Because the transactions contemplated by the Agreement and the Plan of Merger do not need to be approved by the shareholders of UPC, such shareholders do not have dissenters' rights with respect to the merger.

         TRANSFLORIDA. Holders of Transflorida Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. For a description of such appraisal rights, see "Meeting of Shareholders -- Dissenters' Rights."

SHAREHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

         UPC. The TBCA provides that a shareholder of a Tennessee corporation may inspect and copy books and records of the corporation during regular business hours, if he or she gives the corporation written notice of his or her demand at least five business days before the date of the inspection. In order to inspect certain records, written demand must also be made in good faith and for a proper purpose and must describe with reasonable particularity the purpose of the request and the records the shareholder desires to inspect.

         TRANSFLORIDA. The FBCA similarly provides that a shareholder generally may inspect books and records of the corporation during normal business hours upon written demand at least five business days prior to the date inspection is sought stating the purpose of the inspection, if such purpose is made in good faith and is reasonably related to such person's interest as a shareholder.

DIVIDENDS

         UPC. UPC's ability to pay dividends on UPC Capital Stock is governed by Tennessee corporate law. Under Tennessee corporate law, dividends may be paid so long as the corporation would be able to pay its debts as they become due in the ordinary course of business and the corporation's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those receiving the distribution.

         There are various statutory limitations on the ability of the UPC Banking Subsidiaries to pay dividends to UPC. See "Certain Regulatory Considerations -- Payment of Dividends."

         TRANSFLORIDA. The FBCA provides that subject to any restrictions in the corporation's articles of incorporation, dividends may be declared so long as after the distribution (i) the corporation will be able to pay its debts as they become due in the usual course of business and (ii) the corporation's total assets will exceed its liabilities plus (unless the corporations articles of incorporation provide otherwise,) the amount that would be needed, if the corporation were to be disclosed at the time of the distribution, to satisfy the preferential right upon dissolution of any shareholder whose preferential rights are superior to those receiving the distribution. The FBC provides for certain additional restrictions as to dividends.

                           MARKET PRICES AND DIVIDENDS

         UPC Common Stock is traded on the NYSE under the symbol "UPC." Transflorida Common Stock is not traded in any established exchange, and Transflorida has not paid any cash dividends during the periods presented. The following table sets forth, for the indicated periods, the high and low closing sale prices for the UPC Common Stock as reported by the NYSE , and the cash dividends declared per share of UPC Common Stock and Transflorida Common Stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                                                               UPC
                                                            ----------------------------------------
                                                                                            Cash
                                                                                           Dividends
                                                                     Price Range           Declared
                                                            -------------------------        Per
                                                                High          Low           Share
                                                            ------------  -----------     ----------
                    1998
                        First Quarter ..............        $      67.31  $     58.38     $     .50
                        Second Quarter (through
                               June 18, 1998) ......               62.56        54.75           .50
                                                                                          ---------
                                Total ......................                              $    1.00
                                                                                          =========

                    1997
                        First Quarter ..............        $      47.75  $     38.38     $    .320
                        Second Quarter .............               52.13        41.25          .375
                        Third Quarter ..............               56.50        49.25          .400
                        Fourth Quarter .............               67.88        57.00          .400
                                                                                          ---------
                                Total ......................                              $   1.495
                                                                                          =========

                    1996
                        First Quarter ..............        $      31.75  $     29.00     $     .27
                        Second Quarter .............               31.25        29.63           .27
                        Third Quarter ..............               36.25        28.63           .27
                        Fourth Quarter .............               41.38        34.63           .27
                                                                                          ---------
                                Total ......................                              $    1.08
                                                                                          =========


         On June 29, 1998, the last sale price of UPC Common Stock as reported on the NYSE was $_____ per share. On March 3, 1998, the last business day prior to public announcement of the Merger, the last sale price of UPC Common Stock as reported by the NYSE was $61.25 per share, respectively.

         The holders of UPC Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Although UPC currently intends to continue to pay quarterly cash dividends on the UPC Common Stock, there can be no assurance that UPC's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the UPC Board's consideration of other relevant factors. The Agreement provides that Transflorida may not declare and pay cash dividends.

         UPC and Transflorida are each legal entities separate and distinct from their subsidiaries and their revenues depend in significant part on the payment of dividends and management fees from their respective subsidiary depository institutions. UPC's and Transflorida's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations -- Payment of Dividends."

                            BUSINESS OF TRANSFLORIDA

GENERAL

         Transflorida was incorporated under the laws of the State of Florida in August 1974 as the American Bank of Hallandale. Transflorida was one of two independent banks with common ownership and the two were affiliated through an interlocking directorate. In 1980, investors of the two banks realigned their equity interest and the present ownership group took control of the American Bank of Hallandale, with its three branch offices, and gave up their interests in the other bank. The bank was renamed "Transamerica Bank" and the new directors installed new management. Later the name was changed to Transflorida Bank, further solidifying the relationship and involvement with the community and business of south Florida. In 1986, the ownership group obtained a charter for a new bank in Palm Beach County to better serve the expanding south Florida marketplace. In 1991, Transflorida consolidated all of its Palm Beach and Broward County branches into one bank. Transflorida's corporate headquarters and operations center were moved in 1994, from Cooper City to the new Transflorida Bank Centre in Boca Raton. Transflorida currently has 13 offices; seven in Broward County and 4 in Palm Beach County, on the southeast coast of Florida, and one office in each of Collier and Lee Counties on the southwest coast of Florida.

BUSINESS AND PROPERTIES

         Transflorida's primary mission has been to serve the banking needs of the south Florida community, particularly Broward, Palm Beach, Lee and Collier Counties. Broward and Palm Beach Counties serve the upper two-third of the "Gold Coast" in the southeast part of Florida. In contrast, Lee and Collier Counties serve the southwestern coastal areas of Florida. These locations represent some of the fastest growing areas in the country. Transflorida's branches are primarily in the newer suburban areas of the counties where they are located. Transflorida has built a reputation for conservative lending and fiscal soundness that has served it well. Through the years Transflorida has reaped the benefits of quality leadership, and this has helped the bank become a high performance bank with 23 consecutive yearly increases in profits, assets and equity growth.


         Transflorida has 13 branch locations. There are rental properties located at Plantation and Lauderhill in Broward County and Royal Palm Beach in Palm Beach County. Ten are owned sites, with five branch sites in Broward County (Cooper City, Dania, North Plantation, Sunrise and Deerfield Beach), three in Palm Beach County (Boca Raton, Boynton Beach and Lake Worth) and one in Lee County (Bonita Springs) and another in Collier County (Naples). The bank's headquarters, operations center and Boca Raton branch office are in 20,000 square feet of space located on one floor of a three story office building in Boca Raton. The owned branch sites are typically 2,500 to 3,000 square feet of space.

COMPETITION

         Transflorida encounters vigorous competition in its market areas from a number of sources, including bank holding companies and commercial banks, thrift institutions, other financial institutions and financial intermediaries. Regional interstate banking laws and other recent federal and state laws have resulted in increased competition from both conventional banking institutions and other business offering financial services and products. Transflorida also competes for interest bearing funds with a number of other financial intermediaries and investment alternatives, including brokerage firms, "money market" funds, government and financial institutions. Many of Transflorida's competitors have significantly greater financial resources than Transflorida.

LEGAL PROCEEDINGS

         Transflorida is a party from time to time to various legal proceedings routine to its business. Management, however, does not believe that an adverse decision in any of such pending litigation matters will have a material adverse impact on the financial condition of Transflorida.

MANAGEMENT

         The following table presents information about the directors and executive officers of Transflorida Bank.

                                                                                                 Number of Shares of Transflorida
                                                                                                     Common Stock Beneficially
                                                                                                    Owned at December 31, 1997
                                                                                                -----------------------------------
                                Present Occupation                                Director or
                                   and Principal                                   Executive
                                Occupation for Last        Position and Office      Officer                                  % of
     Name                Age       Five Years             Held with Transflorida     Since      Directly    Indirectly      Class
     ----                ---    -------------------       ----------------------  -----------   --------    ----------      -----
Dr. Murray Zedeck          61   Chairman,                 Chairman, Vice            1974         658,481       2,065        33.87%
                                Transflorida Bank         President, Director

Leonard E. Zedeck, Esq.    53   Attorney/Consultant       Bank Attorney,            1978         619,093          --        31.75
                                Transflorida Bank         Director

Carl F. Griswold           72   President and CEO         President, CEO,           1984             900          --         0.05
                                Transflorida Bank         Director

Terry E. Best              50   Sr. Vice President        Sr. Vice President,       1995             600          --         0.03
                                   and CFO                CFO, Director
                                Transflorida Bank

William E. Himes           41   Sr. Vice President-       Sr. Vice President-       1990             350          --         0.02
                                   Loans                     Loans
                                Transflorida Bank         Director

Stanley S. Lane            79   Real Estate               Director                  1988          30,000          --         1.54
                                   Developer

Fred Lippman               63   Pharmacist, Educator,     Director                  1980          28,470          --         1.46
                                Florida State
                                   Representative

Harry M. Rosen, Esq.       62   Attorney                  Director                  1983          60,786          --         3.11
                                Mayor, City of Weston

Seymour Roth               69   Vice President, Inv.      Director                  1988          27,996          --         1.44
                                Prudential Securities

Austin Tupler              67   President                 Director                  1986          57,331       5,111         3.20
                                Tupler Trucking Co.

ALL DIRECTORS AS A GROUP                                                                       1,484,007       7,176        76.47%


EMPLOYEE BENEFIT PLANS

         Employees are provided normal benefits such as medical, 401(k) plan, paid vacations, sick leave and legal holidays. The following is a brief description of some of the benefits provided by Transflorida to its employees.

         MEDICAL AND DENTAL COVERAGE. All regular full-time employees are eligible to participate in Transflorida's major medical plan which is provided by Blue Cross & Blue Shield. The employees have the option of a HMO or a POS plan. Dental Insurance is provided through Guardian Dental Insurance. Employees pay a portion of the cost of both medical and dental plans. Additional coverage for dependents is available on both medical and dental plans, but employees must pay the full cost of dependent coverage. Transflorida pays a greater percentage of the medical and dental premiums for Officers of Transflorida.

         GROUP LIFE INSURANCE. As part of the benefits package, Transflorida provides regular full-time employees with life and accidental death and dismemberment insurance coverage. The total premium is paid by Transflorida. Each regular full-time employee receives insurance equal to their annual salary, rounded to the next higher $1,000, to a maximum of $75,000. Additional life insurance is available at the employee's cost.

         LONG TERM DISABILITY. All regular full-time employees are eligible for long term disability insurance. The premium is paid entirely by Transflorida. Under the policy, eligible employees will be entitled to salary continuation in the event of long term disability of 60% of their monthly salary with a maximum monthly benefit of $5,000. The benefit will begin 90 days after the disability occurs.

         SHORT TERM DISABILITY. All regular full-time employees are eligible for short term disability. Plan benefits are provided by Transflorida. Eligible employees will be covered as of the day following the completion of a waiting period of thirty days. The plan covers 60% of the basic weekly earnings up to a maximum benefit of $450. Weekly income benefits will begin on the thirty-first consecutive day of total disability due to illness or injury. The maximum benefit period, for one disability, will be up to thirteen weeks, but in no case beyond the period where the employee becomes eligible for long-term benefits.

         401(k) RETIREMENT SAVINGS PLAN. Transflorida offers a 401(k) Retirement Savings Plan to all full-time employees and part-time employees with six months of service. Transflorida allows eligible employees to defer between 1% and 15% of their annual salary. Transflorida offers matching contributions of 50% of the first 4% of the employee's contribution.

         VACATIONS. All regular full-time and part-time employees are eligible for the vacation program. An employee must complete one year of service to receive regular vacation benefits. Regular full time employees get two weeks of vacation per year. Part-time employees will be paid pro rata benefits based on his or her regularly scheduled work hours.

         SICK LEAVE. Full-time employees absent due to illness will be paid for sick leave in increments of two hours, up to their maximum accrued hours. Sick leave is accrued at the rate of 4 hours per month. Unused sick leave days are carried forward from year to year with a maximum of 30 days.

TRANSACTIONS WITH MANAGEMENT

         In the ordinary course of business, Transflorida has loans, deposits and other transactions with its executive officers, directors, and organizations with which such persons are associated. Such transactions are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than a normal risk of collectibility or present other unfavorable features. The aggregate amount of loans to the aforementioned person and company(s) in which they have a 10% or more ownership interest as of December 31, 1997. were approximately $691,592.

    TRANSFLORIDA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



QUARTERS ENDED MARCH 31, 1998 AND 1997

         GENERAL. Transflorida reported consolidated net income of $1,357,623 for the quarter ended March 31, 1998 and $1,191,574 for the same period in 1997. The improvement in net income is primarily attributable to continued growth in the loan portfolio, particularly related to real estate loans.

         NET INTEREST INCOME. Net interest income is the primary source of Transflorida's earning stream, and represents the difference between interest income generated from earning assets and the interest expense paid on deposits. Transflorida reported net interest income of $3,327,088 for the first quarter of 1998 and $3,115,219 for the same quarter in 1997. For the following table and analysis, interest income is adjusted for loan points, which represents prepaid interest. In addition, non-taxable interest income on certain tax-exempt securities is adjusted to a taxable-equivalent basis. Net interest margin is calculated after making these adjustments. The net interest margin is net interest income as a percentage of total interest-earning assets. The difference between the yield on interest-earning assets and the rate paid on interest-bearing liabilities is the net interest spread. For the first quarter of each year, Transflorida reported net interest margins of 5.01% for 1998, and 4.83% for 1997, and net interest spreads of 4.04% for 1998, and 4.20% for 1997.

         The following table represents the average balances of earning assets and interest-bearing liabilities of Transflorida with their associated yields or rates for the quarters ended March 31, 1998 and 1997.

                TRANSFLORIDA YIELD ANALYSIS DATA QUARTERLY BASIS

                                           Three Months Ending March 31, 1998            Three Months Ending March 31, 1997
                                        ----------------------------------------      -----------------------------------------
                                          Average                                        Average
                                          Balance         Interest         Yield         Balance         Interest        Yield
                                        ------------     ----------        -----      ------------     ------------      -----
Commercial Loans ..................     $  3,091,973     $   70,389        9.23%      $  2,632,514     $     59,564       9.18%
Real Estate Loans .................      201,466,328      4,937,678        9.80        183,799,548        4,473,314       9.74
Installment Loans .................          464,800         10,506        9.17            429,900            9,317       8.79
                                        ------------     ----------                   ------------     ------------
Total Loans .......................      205,023,101      5,018,573        9.79        186,861,962        4,542,195       9.73

Taxable Securities ................       20,480,277        342,273        6.68         30,475,993          526,904       6.92
Non-taxable Securities ............       15,500,897        251,169        8.85         16,148,190          264,823       8.95
                                        ------------     ----------                   ------------     ------------
Total Securities ..................       35,981,174        593,442        7.62         46,624,183          791,727       7.62

Time Deposits in Other Banks ......                0              0                        196,000            3,057       6.33
Fed Funds Sold ....................       59,692,213        811,000        5.51         39,798,311          519,556       5.29
                                        ------------     ----------                   ------------     ------------
Total Other Investments ...........       59,692,213        811,000        5.51         39,994,311          522,613       5.30
Total Earning Assets ..............     $300,696,488     $6,423,015        8.68%      $273,480,456     $  5,856,535       8.72%

NOW Accounts ......................       24,522,108        129,102        2.14         21,896,657          114,827       2.13
Savings Accounts ..................        6,871,730         34,716        2.05          6,043,023           30,057       2.02
Money Market Accounts .............       23,312,322        247,664        4.31         11,459,026           84,726       3.00
CD's ..............................      192,934,424      2,740,628        5.76        185,806,282        2,559,798       5.59
                                        ------------     ----------                   ------------     ------------
Total Paying Liabilities ..........     $247,640,584     $3,152,110        5.16%      $225,204,988     $  2,789,408       5.02%
Cost of Funds .....................                                        4.64%                                          4.52%
                                                                           ====                                           ====
Interest Spread ...................                                        4.04%                                          4.20%
                                                                           ====                                           ====
Net Interest Margin ...............                                        5.01%                                          4.83%
                                                                           ====                                           ====

         The following table analyzes the changes in income and expense of the various components of Transflorida's earning assets and paying liabilities. The differences in income and expense compared to the same quarter in the prior year are attributed to changes in average volume and the differences in yield and rate.

                        TRANSFLORIDA YIELD ANALYSIS DATA
                                 QUARTERLY BASIS
                             (DOLLARS IN THOUSANDS)

                                                           1ST QTR 1998 V. 1ST QTR 1997
                                                     -----------------------------------------
                                                       Interest         Due to        Due to
                                                     Differential       Volume         Rate
                                                     ------------     ---------      ---------
               Commercial loans ..................     $  10,825      $  10,428      $     397
               Real estate loans .................       464,364        431,482         32,882
               Installment loans .................         1,189            773            416
                                                       ---------      ---------      ---------
               Total loans .......................       476,378        442,682         33,696

               Taxable securities ................      (184,631)      (169,935)       (14,696)
               Non-taxable securities ............       (13,654)       (10,552)        (3,102)
                                                       ---------      ---------      ---------
               Total securities ..................      (198,285)      (180,486)       (17,799)

               Time deposits in other banks ......        (3,057)        (3,057)            --
               Fed funds sold ....................       291,444        264,998         26,446
                                                       ---------      ---------      ---------
               Total other investments ...........       288,387        261,941         26,446

               Total earning assets ..............     $ 566,480      $ 524,137      $  42,343

               NOW accounts ......................        14,275         13,795            480
               Savings accounts ..................         4,659          4,154            505
               Money market accounts .............       162,938        106,784         56,154
               CD's ..............................       180,830         99,729         81,101
                                                       ---------      ---------      ---------
               Total paying liabilities ..........     $ 362,702      $ 224,462      $ 138,240


         NON-INTEREST INTEREST INCOME AND NON-INTEREST EXPENSE. Income from sources other than interest-earning assets is derived primarily from service charges and other fees on customer deposits and transactions and from mortgage fees. Non-interest income was $163,531 for the first quarter of 1998, compared to $282,082 for the same 1997 quarter.

         Non-interest expense was $1,553,996 for the initial quarter of 1998, compared to $1,630,227 for the same period in 1997. The largest component of this category in each of these quarters relates to employee expenses, which were $860,795 in 1998 and $895,097 in 1997. In spite of the opening of new branch offices and the higher costs associated with a larger bank, strict cost control procedures have kept Transflorida's non-interest expenses relatively constant.

         INCOME TAXES. Transflorida's effective tax rates for each of the quarters was 32.3% for 1998 and 32.0% for 1997. The effective rate is less than the statutory rate primarily due to the effect of tax-free income from state and municipal bonds.

         FINANCIAL CONDITION. Transflorida's balance sheet reflects the continued growth of assets, deposits and capital. At March 31, 1998, Transflorida's assets were $318,181,933, or approximately 8% higher than the

$294,561,994 on the same date of 1997. Transflorida's equity was $42,262,615 at March 31, 1998 and $36,309,914 at the end of 1997's first quarter.

         LOANS. Transflorida's loan portfolio consists primarily of real estate related loans as well as commercial and installment loans. Net loans are defined as gross loans minus the allowance for loan losses and unearned income or fees. Net loans as of March 31, 1998 were $198,656,711 compared to $186,285,736 at March 31, 1997. Real estate related loans for these periods were $197,417,291 at the end of the 1998 quarter, and $185,661,509 at the end of 1997 quarter.

         MATURITY DISTRIBUTION OF LOANS The following table presents an analysis of the maturity distribution of Transflorida's loan portfolio at March 31, 1998. The majority of Transflorida's loans are involved with real estate, of which most of its fixed rate loans have maturities of more than five years. The volume of $140,919,000 of floating rate loans at March 31, 1998 is more than twice that of fixed rate loans of $60.3 million. Of the floating rate loans, more than 98% of the loans can reprice within one year.

                               TRANSFLORIDA
                     LOAN MATURITY/REPRICING SCHEDULE
                          (DOLLARS IN THOUSANDS)

                                                     MARCH 31, 1998
                                                     --------------
               Fixed rate loan maturities:
                        3 months or less .........     $    435
                        3 through 12 months ......        2,522
                        1 through 5 years ........        5,358
                        Over 5 years .............       51,964
                                                       --------
               Total Fixed Rate ..................     $ 60,278

               Floating rate loan repricing:
                        3 months or less .........     $ 42,659
                        3 through 12 months ......       96,792
                        1 through 5 years ........        1,468
                        Over 5 years .............           --
                                                       --------
               Total Floating Rate ...............     $140,918

               Total Loans .......................     $201,198


         NON-PERFORMING ASSETS. A "past due" loan is an accruing loan that is contractually past due 90 days or more as to principal or interest payments. Transflorida management classifies a loan as non-accrual when it becomes apparent that the principal and/or interest is doubtful or when the loan becomes 90 days past due and is secured by collateral with sufficient realizable value to recover at least the principal. When a loan is placed on non-accrual status, interest is no longer accrued or included in interest income and previously accrued income is reversed. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated the ability to make payments of principal and interest as scheduled. Restructured loans, if any, include those for which there has been a reduction in the stated interest rate, extension of maturity, reduction in face amounts of debt, or reduction in accrued interest. Real estate acquired by Transflorida as a result of foreclosure is classified as Other Real Estate Owned until such time as it is sold.

         The following is an analysis of non-accrual loans, past due loans, and Other Real Estate Owned of Transflorida at the dates indicated (dollars in thousands):

                                                            March 31,
                                                       -----------------
                                                        1998       1997
                                                       ------     ------
               Non-accrual loans:
                    Real estate ..................     $  750     $  386
                    Installment ..................         --         23

               Accruing loans which are past
                    due 90 days or more and not
                    on non-accrual:
                    Real estate ..................      1,721      3,124
                    Installment ..................          1

               Other real estate owned:
                    (related to foreclosures) ....      6,473      4,885
                                                       ------     ------
               Total Nonperforming Assets ........     $8,945     $8,418


         ALLOWANCE FOR LOAN LOSSES. The balance of the allowance for loan losses at March 31, 1998 was $2,014,915, compared to the March 31, 1997 balance of $1,908,613.

         Inherent in Transflorida's lending activities is the risk that loan losses will be experienced and that the risk of loss will vary with the type of loan being made, the value of the underlying collateral, and the creditworthiness of the borrower over the term of the loan. To reflect the currently perceived risk of loss associated with Transflorida's loan portfolio, provisions are made to the allowance for loan losses. The amount of the allowance for loan losses and the provisions for loan losses is evaluated monthly, based upon management's estimate of risk in the overall loan portfolio and the estimated exposure on individual loans. In evaluating the adequacy of the allowance and the amount of the provision, consideration is given to such factors as: management's evaluation of specific loans; the level and composition of classified loans; historical loss experience, results of examination by regulatory agencies and an internal asset review process; expectations of future national and local economic conditions and their impact on particular industries and the individual borrowers; the market value of collateral and strength of available guaranties; concentrations of credit; and other judgmental factors.

         In the first quarter of 1997, Transflorida made provisions totaling $15,000 to increase the allowance for loan losses. In the initial quarter of 1998, Transflorida reclassified a portion of the allowance for loan losses into the allowance for possible losses from the sale of Other Real Estate Owned. The allowance for loan losses at March 31, 1998 and 1997 was 1.00% and 1.01%, respectively, of gross loans outstanding at the end of each of those periods. Transflorida's management considers the allowance to be adequate based on its assessment of the loan portfolio.

         The following table presents an analysis of the allowance for loan losses for the periods indicated:

                            ALLOWANCE FOR LOAN LOSSES
                             (DOLLARS IN THOUSANDS)

                                                            March 31,
                                                       -------------------
                                                        1998         1997
                                                       -------      ------
               Balance at beginning of year ......     $ 2,095      $1,894
               Recoveries ........................          --          --
               Less:  charge-offs ................          10          --
               Provision for loan losses .........         (70)         15
                                                       -------      ------
               Balance at end of year ............     $ 2,015      $1,909

               Charge-offs:
                    Real estate ..................     $    10      $   --
                    Installment ..................          --          --
                                                       -------      ------
               Total .............................     $    10      $   --

               Recoveries:
                    Real estate ..................     $    --      $   --
                    Installment ..................          --          --
                                                       -------      ------
               Total .............................     $    --      $   --


         INVESTMENT SECURITIES. Transflorida has established uniform investment and funds management procedures to satisfy its liquidity requirements while attempting to maximize earnings and asset quality. Transflorida management assesses the short- and long-term needs of Transflorida through consideration of loan demand, interest rate factors, and prevailing market conditions on a regular basis. This assessment leads to recommendations for purchases and other transactions that are made considering safety, liquidity, and maximization of return to Transflorida. Transflorida management's strategy for securities is to maintain a high quality portfolio through investing primarily in agency-issued callable securities, longer term non-callable, tax-free municipal bonds, and medium-to-short term non-callable agency-issued securities. Transflorida does not engage in the trading of investment securities.

         The investment security portfolio at March 31, 1998 was $33,714,554, compared to $48,061,996 at March 31, 1997. This decrease was due to called and maturing securities.

         DEPOSITS As of March 31, 1998, deposits totaled $273,179,373, an increase of $18,175,306 from the March 31, 1997 balance of $255,004,067. The increase was due to several factors, including the opening of new branches and increased marketing efforts.

         LIQUIDITY. Liquidity for Transflorida is the ability to raise funds at a reasonable cost, fund asset growth, meet deposit withdrawals and customers' borrowing needs, satisfy maturities of short-term borrowing and maintain reserve requirements.

         Transflorida monitors its liquidity position periodically in relation to changes in long- and short-term interest rates. The maturity distributions and interest sensitivity of assets and liabilities are adjusted in response to those changes.

         At March 31, 1998 and 1997, Transflorida's loan-to-deposit ratio was 72.69% and 73.05%, respectively. At March 31, 1998 and 1997, Transflorida's liquidity ratio was 37.49%, and 36.90%, respectively. Transflorida has not had a problem meeting its liquidity needs.

         INTEREST RATE SENSITIVITY MANAGEMENT. The primary objective of monitoring Transflorida's interest rate sensitivity, or inherent rate risk, is to provide management the tools necessary to manage the balance sheet to minimize adverse changes in net interest income as a result of changes in the direction and level of interest rates. Federal Reserve monetary control efforts and legislative changes have been significant factors affecting the management of interest rate sensitivity positions in recent years.

         Repricing characteristics are the time frames at which interest-earning assets and interest-bearing liabilities are subject to changes in interest rates, either at replacement or maturity. Sensitivity is measured as the difference between the volume of assets and liabilities in Transflorida's current portfolio that are subject to repricing sensitivity gaps and are usually calculated separately for various segments of time and on a cumulative basis.

         Any excess of assets or liabilities results in an interest rate sensitivity gap. A positive gap denotes asset sensitivity and a negative gap represents liability sensitivity. The following table shows interest sensitivity for three different intervals as of March 31, 1998.

                 TRANSFLORIDA INTEREST RATE SENSITIVITY ANALYSIS
                              AS OF MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                              0 - 90        90 - 365      OVER
                                               DAYS           DAYS       1 YEAR       TOTAL
                                             ---------      --------     -------     --------
     Earning assets:
          Loans ...........................  $  43,094      $ 99,314     $58,790     $201,198
          Securities ......................        250         5,224      28,240       33,714
          Fed funds sold ..................     62,480            --          --       62,480
                                             ---------      --------     -------     --------
     Total earning assets .................    105,824       104,538      87,030      297,392

     Interest bearing liabilities:
          Now accounts ....................     24,960            --          --       24,960
          MMDA accounts ...................     24,479            --          --       24,479
          Regular savings .................      6,736            --          --        6,736
          Certificates of deposit .........     53,427        86,035      49,485      188,947
                                             ---------      --------     -------     --------
     Total rate sensitivity liabilities....    109,602        86,035      49,485      245,122

     Interest sensitivity gap .............     (3,778)       18,503      37,545       52,270
                                             ---------      --------     -------     ========
     Cumulative gap .......................  $  (3,778)     $ 14,725     $52,270
                                             =========      ========     =======


         Transflorida has a positive one-year cumulative gap of $14,725,000 as of March 31, 1998. A positive gap implies that net interest income would decrease in a falling rate environment and increase in a rising rate environment. Since interest rates have been relatively low for a period of time, the assumption that rates will increase from present levels is likely. The affect of rising rates is difficult to predict since each of the different components of interest earning assets and interest-bearing liabilities react differently to changes in interest rates. The degree of interest rate sensitivity is not equal for all types of assets and liabilities. Transflorida's experience has indicated that the repricing of interest-bearing demand, savings, and money market accounts does not move with the same magnitude as general market rates. Additionally, Transflorida considers these deposits to be "core" deposits along with non-interest bearing deposits. This stability would indicate a much longer implicit maturity than their contractual maturity. The combination of these factors, in conjunction with Transflorida's gap position, confirms management's feeling that an increase or decrease in market interest rates is unlikely to produce unacceptable volatility in net interest income.

         CAPITAL RESOURCES. At March 31, 1998, Transflorida's shareholders' equity was $42,262,615, or $5,952,701 higher than the $36,309,914 recorded at March 31, 1997. Changes to stockholders' equity are primarily due to the earnings of Transflorida. Other changes, which are not material, are due to changes in the value of unrealized holding gains on securities available for sale, net of income taxes. Transflorida has not paid any dividends to its shareholders.

         At March 31, 1998, Transflorida had a Tier 1 and a total capital ratio of 19.59% and 20.52%, respectively. At March 31, 1997, Transflorida had a Tier 1 and a total capital ratio of 18.37% and 19.34%, respectively.

                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

         GENERAL. Transflorida's results of operations are primarily influenced by the components of its net interest income. Net interest income is defined as interest income and fees earned from loans and investments, less interest expense on deposits. Interest from loans and investments is a function of average rates earned, while the cost of funds is a function of the average rates paid on deposits. Other non-interest related income factors include gains or losses from the sale of other real estate owned, service fees, rental income, and other income items. Other non-interest related expense factors include employee related expenses, occupancy and equipment expenses, and other expense items.

         RESULTS OF OPERATIONS. Transflorida reported consolidated net income of $5,812,490 in 1997, $5,142,853 in 1996, and $5,354,474 in 1995. During 1996,
Transflorida implemented a divestiture plan (the "Plan") to move Transflorida's real estate development activities outside of Transflorida and its subsidiaries. The Plan, which was a tax-free distribution on October 31, 1996, included a reduction of equity of Transflorida and a distribution to Transflorida's shareholders of a like amount of stock in Orangewood Homes, Inc. ("Orangewood"), the new holder of the real estate activities. Transflorida accounted for the financial results of Orangewood prior to the spin-off as a discontinued operation. The results of these discontinued real estate activities, net of income taxes, were income of $781,065 in 1995, and a net after tax loss of $43,211 in 1996. Net income from continuing operations for the three years was $5,812,490 in 1997, $5,186,064 in 1996, and $4,573,409 in 1995. The improvement in net income each year was primarily attributable to continued growth in the loan portfolio, particularly related to real estate loans.

         Return on average assets was 1.93% and return on average stockholders' equity was 15.43% in 1997, compared to 1.89% and 14.05%, respectively, for 1996, and 2.10% and 16.53%, respectively, for 1995.

         NET INTEREST INCOME. Net interest income is the primary source of Transflorida's earning stream, and represents the difference between interest income generated from earning assets and the interest expense paid on deposits. Transflorida reported net interest income of $13,638,792 for 1997, $12,618,211 for 1996, and $10,973,054 for 1995. For the following table and analysis, interest income is adjusted for loan points, which represents prepaid interest. In addition, non-taxable interest income on certain tax-exempt securities is adjusted to a taxable-equivalent basis. Net interest margin is calculated after making these adjustments. The net interest margin is net interest income as a percentage of total interest-earning assets. The difference between the yield on interest-earning assets and the rate paid on interest-bearing liabilities is the net interest spread. Transflorida reported net interest margins of 5.07% for 1997, 4.97% for 1996, and 5.03% for 1995, and net interest spreads of 4.42% for 1997, and 4.55% for both 1996 and 1995.

         The following table represents the average balances of earning assets and interest-bearing liabilities of Transflorida with their associated yields or rates for the years ended December 31, 1997, 1996, and 1995.


               TRANSFLORIDA YIELD ANALYSIS DATA YEAR TO DATE BASIS

                                 Twelve Months Ended December 1997          Twelve Months Ended December 1996
                              ---------------------------------------   ----------------------------------------
                                Average                                   Average
                                Balance         Interest        Yield     Balance          Interest        Yield
                              ------------     -----------      -----   ------------     ------------      -----
Commercial Loans ........     $  2,458,657     $   248,687      10.11%  $  2,399,275     $    222,921       9.27%
Real Estate Loans .......      193,956,292      19,605,386      10.11    170,541,775       17,122,558      10.04
Installment Loans .......          439,842          39,157       8.90        412,166           37,027       8.96
                              ------------     -----------              ------------     ------------
Total Loans .............      196,854,791      19,893,230      10.11    173,353,216       17,382,506      10.03

Taxable Securities ......       29,821,921       2,071,896       6.95     30,002,526        2,047,732       6.83
Non-taxable Securities ..       15,961,132       1,045,410       8.94     16,256,650        1,065,307       8.94
                              ------------     -----------              ------------     ------------
Total Securities ........       45,783,053       3,117,306       7.64     46,259,176        3,113,039       7.57

Time Deposits in
   Other Banks ..........          107,934           6,626       6.14        254,191           17,355       6.81

Fed Funds Sold ..........       42,625,892       2,334,946       5.48     32,040,167        1,698,321       5.29
                              ------------     -----------              ------------     ------------
Total Other
   Investments ..........       42,733,826       2,341,572       5.48     32,294,358        1,715,676       5.30
Total Earning
   Assets ...............     $285,371,670     $25,352,108       9.01%  $251,906,750     $ 22,211,221       8.96%

NOW Accounts ............       22,686,131         482,932       2.13     19,845,102          420,935       2.12
Savings Accounts ........        6,231,259         125,617       2.02      5,949,362          121,254       2.03
Money Market
   Accounts .............       15,268,782         565,410       3.70     11,974,948          346,653       2.89
CD's ....................      189,362,832      10,774,354       5.69    171,112,374        9,455,956       5.51
                              ------------     -----------              ------------     ------------
Total Paying
   Liabilities ..........     $233,549,004     $11,948,313       5.12%  $208,881,786     $  10,344,98       4.94%

Cost of Funds ...........                                        4.59%                                      4.42%
                                                                 ====                                       ====
Interest Spread .........                                        4.42%                                      4.55%
                                                                 ====                                       ====
Net Interest Margin .....                                        5.07%                                      4.97%
                                                                 ====                                       ====

                                  Twelve Months Ended December 1995
                              -----------------------------------------
                                 Average
                                  Balance        Interest         Yield
                              --------------   ------------       -----
Commercial Loans ........     $    2,488,029   $    246,435        9.90%
Real Estate Loans .......        156,714,935     15,618,573        9.97
Installment Loans .......            369,936         34,453        9.31
                              --------------   ------------
Total Loans .............        159,572,900     15,899,461        9.96

Taxable Securities ......         32,402,094      2,216,678        6.84
Non-taxable Securities ..         15,902,059      1,059,290        9.09
                              --------------   ------------
Total Securities ........         48,304,153      3,275,968        7.58

Time Deposits in
   Other Banks ..........            394,000         28,693        7.28

Fed Funds Sold ..........         23,638,046      1,380,017        5.84
                              --------------   ------------
Total Other
   Investments ..........         24,032,046      1,408,710        5.86
Total Earning
   Assets ...............     $  231,909,099   $ 20,584,139        9.04

NOW Accounts ............         19,258,660        451,510        2.34
Savings Accounts ........          6,236,680        135,284        2.17
Money Market
   Accounts .............         13,355,124        389,215        2.91
CD's ....................        156,474,601      8,797,534        5.62%
                              --------------   ------------
Total Paying
   Liabilities ..........     $  195,325,065   $  9,773,543        5.00%

Cost of Funds ...........                                          4.48%
                                                                   ====
Interest Spread .........                                          4.55%
                                                                   ====
Net Interest Margin .....                                          5.03%
                                                                   ====


         The following table analyzes the changes in income and expense of the various components of Transflorida's earning assets and paying liabilities. The differences in income and expense from the prior year are attributed to changes in average volume, differences in yield and rate, and the effect of the change in the amount of days in the year due to 1996 being a leap year.



                        TRANSFLORIDA YIELD ANALYSIS DATA
                               YEAR TO DATE BASIS
                             (DOLLARS IN THOUSANDS)


                                                       YTD DECEMBER 1997 V. YTD DECEMBER 1996
                                            ----------------------------------------------------------
                                             Interest           Due to          Due to         Due to
                                            Differential        Volume           Rate           Days
                                            ------------      -----------      ---------      --------
     Commercial loans ..................     $    25,766      $     5,754      $  20,621      $   (609)
     Real estate loans .................       2,482,828        2,358,807        124,021            (0)
     Installment loans .................           2,130            2,472           (241)         (101)
                                             -----------      -----------      ---------      --------
     Total loans .......................       2,510,724        2,367,033        144,401          (710)

     Taxable securities ................          24,164          (12,437)        36,601            (0)
     Non-taxable securities ............         (19,897)         (19,361)          (536)           (0)
                                             -----------      -----------      ---------      --------
     Total securities ..................           4,267          (31,798)        36,065            (0)

     Time deposits in other banks ......         (10,729)          (9,469)        (1,213)          (47)
     Fed funds sold ....................         636,625          569,717         71,548        (4,640)
                                             -----------      -----------      ---------      --------
     Total other investments ...........         625,896          560,248         70,335        (4,687)

     Total earning assets ..............     $ 3,140,887      $ 2,895,483      $ 250,801      $ (5,397)

     NOW accounts ......................          61,997           60,288          2,860        (1,151)
     Savings accounts ..................           4,363            5,706         (1,012)         (331)
     Money market accounts .............         218,757          108,531        111,173          (947)
     CD's ..............................       1,318,398        1,022,104        322,130       (25,836)
                                             -----------      -----------      ---------      --------
     Total paying liabilities ..........     $ 1,603,515      $ 1,196,629      $ 435,151      $(28,265)

                        TRANSFLORIDA YIELD ANALYSIS DATA
                               YEAR TO DATE BASIS
                             (DOLLARS IN THOUSANDS)


                                                       YTD DECEMBER 1996 V. YTD DECEMBER 1995
                                            ----------------------------------------------------------
                                             Interest           Due to          Due to         Due to
                                            Differential        Volume           Rate           Days
                                            ------------      -----------      ---------      --------
     Commercial loans ..................     $   (23,514)     $    (8,531)     $ (15,659)     $    676
     Real estate loans .................       1,503,985        1,383,121        120,864             0
     Installment loans .................           2,574            3,869         (1,389)           94
                                             -----------      -----------      ---------      --------
     Total loans .......................       1,483,045        1,378,459        103,816          (770)

     Taxable securities ................        (168,946)        (163,967)        (4,979)            0
     Non-taxable securities ............           6,017           23,429        (17,412)            0
                                             -----------      -----------      ---------      --------
     Total securities ..................        (162,929)        (140,538)       (22,391)            0

     Time deposits in other banks ......         (11,338)          (9,877)        (1,539)           78
     Fed funds sold ....................         318,304          468,616       (154,093)        3,781
                                             -----------      -----------      ---------      --------
     Total other investments ...........         306,966          458,740       (155,632)        3,858

     Total earning assets ..............     $ 1,627,082      $ 1,696,661      $ (74,207)     $  4,628

     NOW accounts ......................         (30,575)          13,113        (44,925)        1,237
     Savings accounts ..................         (14,030)          (6,053)        (8,348)          371
     Money market accounts .............         (42,562)         (40,143)        (3,485)        1,066
     CD's ..............................         658,422          817,074       (182,755)       24,103
                                             -----------      -----------      ---------      --------
     Total paying liabilities ..........     $   571,255      $   783,991      $(239,513)     $ 26,777


         NON-INTEREST INTEREST INCOME AND NON-INTEREST EXPENSE. Income from sources other than interest-earning assets is derived primarily from service charges and other fees on customer deposits and transactions and from mortgage fees. Non-interest income was $1,501,875 for 1997, compared to $1,486,489 and $1,751,745 for 1996 and 1995, respectively. During this three-year period, Transflorida has increased its earnings from the sale of property acquired through foreclosures. During 1995, Transflorida's income from the sale of investment securities was higher than for any of the subsequent two years.

         Non-interest expense was $6,366,677 for 1997, compared to $6,254,636 for 1996 and $6,582,264 for 1995. The largest component of this category for each of these years relates to employee expenses, which were $3,482,475 in 1997, $3,388,065 in 1996, and $3,158,374 in 1995. In spite of the opening of new branch offices and the higher costs associated with a larger bank, strict cost control procedures have kept Transflorida's non-interest expenses relatively constant during the past three years.

         INCOME TAXES. Transflorida's effective tax rate was 32.3% for 1997, 32.9% for 1996, and 29.7% for 1995. The effective rate is less than the statutory rate, primarily due to the effect of tax-free income from state and municipal bonds.

         FINANCIAL CONDITION. Transflorida's balance sheet reflects the continued growth of assets, deposits and capital. At the end of 1997, Transflorida's assets were $315,979,211, or more than 11% higher than the $283,246,989 at the end of 1996. The 1996 balance was more than 7% higher than the 1995 year end balance of $263,678,443. In 1996, there was a reduction of $5 million due to the previously discussed spin-off of a real estate development company. Transflorida's equity at December 31, 1997 was $40,912,856. After the $5 million spin-off of real estate development related activities in 1996, Transflorida's equity at the end of that year was $35,138,224. Stockholders' equity was $35,081,615 at the end of 1995.

         LOANS. Transflorida's loan portfolio consists primarily of real estate related loans as well as commercial and installment loans. Net loans are defined as gross loans minus the allowance for loan losses and unearned income or fees. Net loans as of December 31, 1997 were $206,566,575 compared to $181,931,402 and $164,518,326 at December 31, 1996 and 1995, respectively. Real estate related loans for these periods were $202,811,814 at the end of 1997, $180,550,685 at the end of 1996, and $163,582,478 at the end of 1995.

         MATURITY DISTRIBUTION OF LOANS. The following table presents an analysis of the maturity distribution of Transflorida's loan portfolio at December 31, 1997. The majority of Transflorida's loans are involved with real estate, and most of its loans that have fixed rates have maturities of more than five years. The volume of floating rate loans of approximately $149.4 million at December 31, 1997 is more than twice that of fixed rate loans of $59.9 million. Of the floating rate loans, more than 99% of the loans can reprice within one year.

                                  TRANSFLORIDA
                        LOAN MATURITY/REPRICING SCHEDULE
                             (DOLLARS IN THOUSANDS)

                                                            DECEMBER 31, 1997
                                                            -----------------
               Fixed rate loan maturities:
                        3 months or less ..................    $    319
                        3 through 12 months ...............       3,481
                        1 through 5 years .................       4,903
                        Over 5 years ......................      51,207
                                                               --------
               Total Fixed Rate ...........................      59,910

               Floating rate loan repricing:
                        3 months or less ..................      49,033
                        3 through 12 months ...............      99,220
                        1 through 5 years .................       1,174
                        Over 5 years ......................          --
                                                               --------
               Total Floating Rate ........................     149,427

               Total Loans ................................    $209,337
                                                               ========

         NON-PERFORMING ASSETS. A "past due" loan is an accruing loan that is contractually past due 90 days or more as to principal or interest payments. Transflorida's management classifies a loan as non-accrual when it becomes apparent that the principal and/or interest is doubtful or when the loan becomes 90 days past due and is secured by collateral with sufficient realizable value to recover at least the principal. When a loan is placed on non-accrual status, interest is no longer accrued or included in interest income and previously accrued income is reversed. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated the ability to make payments of principal and interest as scheduled. Restructured loans, if any, include those for which there has been a reduction in the stated interest rate, extension of maturity, reduction in face amounts of debt, or reduction in accrued interest. Real estate acquired by Transflorida as a result of foreclosure is classified as Other Real Estate Owned until such time as it is sold.

         The following is an analysis of non-accrual loans, past due loans, and Other Real Estate Owned of Transflorida at the dates indicated (dollars in thousands):

                                                                December 31,
                                                       ----------------------------
                                                        1997       1996       1995
                                                       ------     ------     ------
               Non-accrual loans:
                    Real estate ..................     $2,189     $  564     $  729
                    Installment ..................         --         --          7

               Accruing loans which are past
                    due 90 days or more and not
                    on non-accrual:
                    Real estate ..................      3,737      2,300      2,421
                    Installment ..................         22          2         --
                    Commercial ...................         --        200         --

               Other real estate owned:
                    (related to foreclosures) ....      4,005      3,922      4,083
                                                       ------     ------     ------
               Total Nonperforming Assets ........     $9,953     $6,988     $7,240


         ALLOWANCE FOR LOAN LOSSES. The balance of the allowance for loan losses at December 31, 1997 was $2,094,893, compared to the December 31, 1996 balance of $1,893,598, and the December 31, 1995 balance of $1,698,195.

         Inherent in Transflorida's lending activities is the risk that loan losses will be experienced and that the risk of loss will vary with the type of loan being made, the value of the underlying collateral, and the creditworthiness of the borrower over the term of the loan. To reflect the currently perceived risk of loss associated with Transflorida's loan portfolio, provisions are made to the allowance for loan losses. The amount of the allowance for loan losses and the provisions for loan losses is evaluated monthly, based upon management's estimate of risk in the overall loan portfolio and the estimated exposure on individual loans. In evaluating the adequacy of the allowance and the amount of the provision, consideration is given to such factors as: management's evaluation of specific loans; the level and composition of classified loans; historical loss experience, results of examination by regulatory agencies and an internal asset review process; expectations of future national and local economic conditions and their impact on particular industries and the individual borrowers; the market value of collateral and strength of available guaranties; concentrations of credit; and other judgmental factors.

         In 1997, Transflorida made provisions totaling $190,000 to increase the allowance for loan losses, while in 1996 and 1995 the provision was $120,000 and $145,947, respectively. The allowance for loan losses at December 31, 1997, 1996, and 1995 was 1.00%, 1.03%, and 1.02%, respectively, of gross loans outstanding at the end of each of those periods. Transflorida's management considers the allowance to be adequate based on its assessment of the loan portfolio.

         The following table presents an analysis of the allowance for loan losses for the periods indicated:

                         ALLOWANCE FOR LOAN LOSSES
                          (DOLLARS IN THOUSANDS)

                                                                   December 31,
                                                        --------------------------------
                                                         1997          1996        1995
                                                        -------       ------      ------
               Balance at beginning of year .......     $ 1,894       $1,698      $1,717
               Recoveries .........................          11           93          12
               Less:  charge-offs .................          --           17         177
               Provision for loan losses ..........         190          120         146
                                                        -------       ------      ------
               Balance at end of year .............     $ 2,095       $1,894      $1,698

               Charge-offs:
                    Real estate ...................     $    --       $   11      $  164
                    Installment ...................          --            6          13
                                                        -------       ------      ------
               Total ..............................     $    --       $   17      $  177

               Recoveries:
                    Real estate ...................     $    10       $   92      $   --
                    Installment ...................           1            1          12
                                                        -------       ------      ------
               Total ..............................     $    11       $   93      $   12

               Net charge-offs to average loans ...       (0.01%)       0.04%       0.10%


         INVESTMENT SECURITIES. Transflorida has established uniform investment and funds management procedures to satisfy its liquidity requirements while attempting to maximize earnings and asset quality. Transflorida's management assesses the short- and long-term needs of Transflorida through consideration of loan demand, interest rate factors, and prevailing market conditions on a regular basis. This assessment leads to recommendations for purchases and other transactions that are made considering safety, liquidity, and maximization of return to Transflorida. Transflorida's management's strategy for securities is to maintain a high quality portfolio through investing primarily in agency-issued callable securities, longer term non-callable, tax-free municipal bonds, and medium-to-short term non-callable agency-issued securities. Transflorida does not engage in the trading of investment securities.

         The investment security portfolio at December 31, 1997 was $38,932,399, compared to $44,494,116 and $47,521,838 at December 31, 1996 and 1995,
respectively.

         DEPOSITS. As of December 31, 1997, deposits totaled $272,798,632, an increase of $27,627,839 from the December 31, 1996 balance of $245,170,793. At December 31, 1995, deposits totaled $225,257,111. The increases were due to several factors, including the opening of new branches and increased marketing efforts.

         LIQUIDITY. Liquidity for Transflorida is the ability to raise funds at a reasonable cost, fund asset growth, meet deposit withdrawals and customers' borrowing needs, satisfy maturities of short-term borrowing and maintain reserve requirements.

         Transflorida monitors its liquidity position periodically in relation to changes in long- and short-term interest rates. The maturity distributions and interest sensitivity of assets and liabilities are adjusted in response to those changes.

         At December 31, 1997, 1996, and 1995, Transflorida's loan-to-deposit ratio was 75.72%, 74.21%, and 73.65%, respectively. At December 31, 1997, 1996, and 1995, Transflorida's liquidity ratio was 34.93%, 36.12%, and 33.80%, respectively. Transflorida has not had a problem meeting its liquidity needs.

         INTEREST RATE SENSITIVITY MANAGEMENT. The primary objective of monitoring Transflorida's interest rate sensitivity, or inherent rate risk, is to provide management the tools necessary to manage the balance sheet to minimize adverse changes in net interest income as a result of changes in the direction and level of interest rates. Federal Reserve monetary control efforts and legislative changes have been significant factors affecting the management of interest rate sensitivity positions in recent years.

         Repricing characteristics are the time frames at which interest-earning assets and interest-bearing liabilities are subject to changes in interest rates, either at replacement or maturity. Sensitivity is measured as the difference between the volume of assets and liabilities in Transflorida's current portfolio that are subject to repricing sensitivity gaps and are usually calculated separately for various segments of time and on a cumulative basis.

         Any excess of assets or liabilities results in an interest rate sensitivity gap. A positive gap denotes asset sensitivity and a negative gap represents liability sensitivity. The following table shows interest sensitivity for three different intervals as of December 31, 1997.

                 TRANSFLORIDA INTEREST RATE SENSITIVITY ANALYSIS
                             AS OF DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                   0 - 90        90 - 365        OVER
                                                    DAYS           DAYS         1 YEAR       TOTAL
                                                  ---------      ---------      -------     --------
     Earning assets:
          Loans .............................     $  49,352      $ 102,701      $59,284     $209,337
          Securities ........................         1,699          4,733       32,500       38,932
          Fed Funds Sold ....................        50,604             --           --       50,604
                                                  ---------      ---------      -------     --------
     Total earning assets ...................       101,655        107,434       89,784      298,873

     Interest bearing liabilities:
          Now accounts ......................        24,325             --           --       24,325
          MMDA accounts .....................        21,935             --           --       21,935
          Regular savings ...................         6,605             --           --        6,605
          Certificates of deposit ...........        70,772         98,278       24,792      193,842
                                                  ---------      ---------      -------     --------
     Total rate sensitivity liabilities .....       123,637         98,278       24,792      246,707

     Interest sensitivity gap ...............       (21,982)         9,156       64,992       52,166
                                                  ---------      ---------      -------     ========
     Cumulative gap .........................     $ (21,982)     $ (12,826)     $52,166
                                                  =========      =========      =======


         Transflorida has a negative one-year cumulative gap of $12,826,000 as of December 31, 1997. A negative gap implies that net interest income would increase in a falling rate environment and decrease in a rising rate environment. This measurement of the effects of this assumption would be more reliable if each of the different components of interest earning assets and interest-bearing liabilities would react to changes in interest rates in the same manner. However, the degree of interest rate sensitivity is not equal for all types of assets and liabilities. Transflorida's experience has indicated that the repricing of interest-bearing demand, savings, and money market accounts does not move with the same magnitude as general market rates. Additionally, Transflorida considers these deposits to be "core" deposits along with non-interest bearing deposits. This stability would indicate a much longer implicit maturity than their contractual maturity. By factoring in these considerations, Transflorida feels that an increase or decrease in market interest rates is unlikely to produce unacceptable volatility in net interest income.

         CAPITAL RESOURCES. At December 31, 1997, Transflorida's shareholders' equity was $40,912,856, or $5,774,632 higher than at December 31, 1996. Shareholders' equity at December 31, 1996 and 1995 was $35,138,224 and $35,081,615, respectively. During 1996, shareholders' equity was reduced by $5 million due to the spin-off of real estate development activities. Changes to stockholders' equity are primarily due to the earnings of Transflorida. Other changes, which are not material, are due to changes in the value of unrealized holding gains on securities available for sale, net of income taxes. Transflorida has not paid any dividends to its shareholders.

         At December 31, 1997, Transflorida had a Tier 1 and a total capital ratio of 18.73% and 19.69%, respectively. At December 31, 1996, Transflorida had a Tier 1 and a total capital ratio of 19.32% and 13.92%, respectively. At December 31, 1995, Transflorida had a Tier 1 and a total capital ratio of 19.28% and 20.22%, respectively.

                                 BUSINESS OF UPC

GENERAL

         UPC, a Tennessee corporation, is a bank holding company registered with the Federal Reserve under the BHC Act. As of March 31, 1998, UPC had total consolidated assets of approximately $18.6 billion, total consolidated loans of approximately $12.7 billion, total consolidated deposits of approximately $13.6 billion, and total consolidated shareholders' equity of approximately $1.8 billion.

         UPC conducts its business activities through its principal bank subsidiary, the $15.7 billion asset UPBNA, founded in 1869, headquartered in Memphis, Tennessee, with branches in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee. UPC also had, as of March 31, 1998, six other financial institution subsidiaries, the largest of which being Union Planters Bank of Florida, Miami, Florida, which had total consolidated assets as of March 31, 1998 of approximately $2.2 billion. UPC undertook a corporate reorganization plan in the fourth quarter of 1997, the primary purpose of which was to consolidate substantially all of its bank subsidiaries into UPBNA. It is likely that UPC will continue to consolidate its various bank subsidiaries into UPBNA in the future, to the extent allowed by law. Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates and maintains approximately 518 banking offices and 676 ATMs. UPC's total deposits at March 31, 1998, 1998 are allocable by state to its banking offices (before consolidating adjustments) approximately as follows: $6.7 billion in Tennessee; $2.9 billion in Mississippi; $1.3 billion in Florida; $1.2 billion in Missouri; $596 million in Arkansas; $598 million in Louisiana; $412 million in Alabama; and $103 million in Kentucky.

         Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed three acquisitions in 1995, seven in 1996, seven in 1997, and two in 1998, adding approximately $1.3 billion in total assets in 1995, $4.2 billion in 1996, $3.6 billion in 1997, and $520 million in 1998. As of June 1, 1998, UPC was a party to definitive agreements to acquire ten financial institutions, not including Transflorida, and to the agreement relating to the CalFed Bank Purchase, all of which had aggregate total assets of approximately $12.8 billion at March 31, 1998. For information with respect to these acquisitions see "-- Recent Developments."

         UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions and other entities engaged in lines of business permissible for banks and bank holding companies. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC Transflorida stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a discussion of UPC's acquisition program, including a discussion of the significant charges UPC has incurred over the past three fiscal years incidental to acquisitions, see the caption "Acquisitions" (on page 10) in UPC's Annual Report to Shareholders and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 (on pages 49 and 50) contained in such Annual Report to Shareholders. UPC's Annual Report to Shareholders is included as Exhibit 13 to the UPC 1997 Form 10-K and Exhibit 13 is incorporated by reference herein to the extent indicated herein.

         The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at such address is (901) 580-6000. Additional information with respect to UPC and its subsidiaries is included in documents incorporated by reference in this Proxy Statement. See "Available Information" and "Documents Incorporated by Reference."

RECENT DEVELOPMENTS

         RECENTLY COMPLETED ACQUISITIONS. Since December 31, 1997, UPC has completed the acquisitions of two institutions (the "Recently Completed Acquisitions").

                                                                       Asset Size
               Institution                                            (In millions)         Type of Consideration
-------------------------------------------------                     -------------         ---------------------
Sho-Me Financial Corp, Mt.  Vernon, Missouri,                          $     374            1,153,459 shares
   and its subsidiary, 1st Savings Bank, f.s.b.,                                              of UPC Common Stock
   Mt.  Vernon, Missouri.

Security Bancshares, Inc., Des Arc, Arkansas and                             146            490,858 shares
    its subsidiaries, Farmers & Merchants Bank,                                               of UPC Common Stock
    Des Arc, Arkansas and Merchants & Farmers
    Bank, West Helena, Arkansas.
                                                                       ---------
TOTAL                                                                  $     520
                                                                       =========


         OTHER PENDING ACQUISITIONS. UPC has entered into definitive agreements to acquire the following financial institutions in addition to Transflorida (collectively, the "Other Pending Acquisitions" and, together with the Recently Completed Acquisitions, the "Other Acquisitions") which UPC's management considers probable of consummation and which are expected to close in 1998. The largest of the Other Pending Acquisitions is UPC's proposed acquisition of Magna. Magna acquired Charter Financial, Inc., and its subsidiary, Charter Bank, S.B. on May 1, 1998 (referred to as the "Charter Acquisition") . Charter is located in Sparta, Illinois and at the time of the Charter Acquisition had total assets of approximately $406 million. For purposes of this Proxy Statement, including the pro forma financial information included herein, the term "Other Pending Acquisitions" includes the Charter Acquisition.

                                              Asset Size                                                Projected
          Institution                      (In millions)(1)        Type of Consideration(2)            Closing Date
--------------------------------------     ----------------        ------------------------            ------------
Magna Group, Inc., St. Louis, Missouri         $7,657              Approximately 36,716,861             Third Quarter
and its subsidiary, including Magna                                shares of UPC Common Stock               1998
Bank, National Association.(3)                                     and $39,620 in cash

Peoples First Corporation, Paducah,             1,493              Approximately 6,338,000              Third Quarter
Kentucky and its subsidiaries, including                           shares of UPC Common Stock               1998
Peoples First National Bank, Paducah,
Kentucky.

Purchase of 24 branches and assumption          1,465              $110 million deposit premium         Third Quarter
of $1.5 billion of deposit liabilities                             in case                                  1998
$20,000 of California Federal Bank in
Florida ("CalFed Branch Purchase").

AMBANC Corp., Vincennes, Indiana, N.A.,           734              Approximately 3,398,000             Fourth Quarter
and its subsidiaries, AmBank Illinois,                             shares of UPC Common Stock               1998
N.A., AmBank Indiana, N.A. and American
National Realty Corp.

Merchants Bancshares, Inc., Houston,              552              Approximately 2,000,000              Third Quarter
Texas, and its subsidiary, Merchants                               shares of UPC Common Stock               1998
Bank, Houston, Texas.

Capital Savings Bancorp, Inc.                     232              Approximately 801,000 shares         Third Quarter
Jefferson City, Missouri, and its                                  of UPC Common Stock                      1998
subsidiary, Capital Savings Bank, FSB,
Jefferson City, Missouri  .

CB & T, Inc., McMinnville, Tennessee,             271              Approximately 1,450,000              Third Quarter
and its subsidiary, City Bank & Trust                              shares of UPC Common Stock               1998
Company, McMinnville, Tennessee.

First National Bancshares of Wetumpka,            217              Approximately 836,000 shares         Third Quarter
Inc., Wetumpka, Alabama, and its                                   of UPC Common Stock                      1998
subsidiary, First National Bank,
Wetumpka, Alabama.

Alvin Bancshares, Inc., Alvin, Texas,             121              Approximately 425,000 shares         Third Quarter
and its subsidiary, Alvin State Bank,                              of UPC Common Stock                      1998
Alvin, Texas.

First Community Bancshares, Inc.,                  41              Approximately 129,000 shares         Third Quarter
Middleton, TN, and its subsidiary, Bank                            of UPC Common Stock                      1998
of Middleton, Middleton, Tennessee.

Duck Hill Bank, Duck Hill, Mississippi.            20              Approximately 42,000 shares          Third Quarter
                                                                   of UPC Common Stock                      1998
                                              -------
         TOTAL                                $12,803
                                              =======

                                      -65-

------------------------------------

(1)      Approximate total assets at March 31, 1998.

(2) Assumes no adjustment to shares pursuant to exchange ratio adjustment mechanisms.

(3)      Includes the pro-forma impact of the Charter Acquisition.


         EARNINGS CONSIDERATIONS RELATED TO THE MERGER AND THE OTHER PENDING ACQUISITIONS. It is expected that either UPC or the institutions to be acquired in connection with the Merger and the Other Pending acquisitions will incur charges arising from such acquisitions and from the assimilation of those institutions into the UPC organization. Most of the charges are expected to relate to the Magna and Peoples Acquisitions. Anticipated charges would normally arise from matters such as, but not limited to: (i) legal, accounting, financial advisory, and consulting fees; (ii) payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefit; (iii) costs associated with elimination of duplicate facilities and branch consolidations; (iv) data processing charges; (v) cancellation of vendor contract; and (vi) other contingencies and similar costs which normally arise from the consolidation of operational activities.

         For a discussion of the significant charges UPC has incurred over the past three years incidental to its acquisition program, see the caption "Acquisitions" (on page 10) in UPC's Annual Report to Shareholders. UPC's Annual Report to Shareholders is included as Exhibit 13 to UPC's 1997 Form 10-K and
Exhibit 13 is incorporated by reference herein to the extent indicated herein. See "Documents Incorporated By Reference."

         The Merger and the Other Pending Acquisitions (with the exception of the Charter Acquisition which was, and the Duck Hill Bank Acquisition and the CalFed Branch Purchase which are expected to be, accounted for as a purchase) are expected to be accounted for as pooling of interests. UPC currently estimates incurring aggregate charges in the range of $100 million to $115 million (approximately $91 million related to Magna) before taxes in connection with the consummation of the Merger and the Other Pending Acquisitions. On an after tax basis, these charges are estimated in the range of $75 million to $85 million (approximately $61 million related to Magna). To the extent that UPC's recognition of these acquisition-related charges is contingent upon consummation of a particular transaction, those charges would be recognized in the period in which such transaction closes.

         The range of anticipated charges to be incurred in connection with consummating the Merger and the Other Pending Acquisitions is a preliminary estimate of the significant charges which may, in the aggregate, be required and should be viewed accordingly. The charges are reflected in the pro forma consolidated balance sheet. Moreover, this range has been based on the due diligence that has been performed to date in connection with the Merger and the Other Pending Acquisitions and the range may be subject to change and the actual charges incurred may be higher or lower than what is currently contemplated, once those institutions are assimilated from an operational perspective and various contingencies are either satisfied or eliminated. Furthermore, the range of anticipated charges will change if additional entities are acquired. UPC regularly evaluates the potential acquisition of, and holds discussions with, various potential acquisition candidates. As a general rule, UPC will publicly announce such acquisitions only after a definitive agreement has been reached, and only then if UPC considers the acquisition to be of such a size as to be a significant acquisition. Since the range of anticipated acquisition related charges is likely to change with additional acquisitions, and since UPC regularly engages in acquisitions, such range could change, and Transflorida's shareholders should view such information accordingly.

         For information with respect to the pro forma effect of the Other Acquisition on the historical financial statements of UPC, see "Pro Forma Condensed Consolidated Financial Information."


             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

         The following tables contain unaudited pro forma condensed consolidated financial statements including a balance sheet as of March 31, 1998, and statements of earnings for the three months ended March 31, 1998 and the years ended December 31, 1997, 1996, and 1995. These statements present on a pro forma basis historical results for (i) UPC for all periods, (ii) UPC and Magna for all periods, (iii) UPC, Transflorida, and the Other Acquisitions as of and for the three months ended March 31, 1998 and the year ended December 31, 1997, and (iv) UPC, Magna, Peoples, AMBANC, and Merchants for the years ended December 31, 1996 and 1995 (see "Business of UPC -- Recent Developments -- Other Pending Acquisitions").

         The Merger and all but four of the Other Acquisitions are expected to be accounted for using the pooling-of-interests method of accounting. The pro forma information as of March 31, 1998 and for the three months ended March 31, 1998, and the year ended December 31, 1997, reflect the acquisition of Transflorida, Magna, and the Other Acquisitions as of January 1, 1997. The pro forma information for the years ended December 31, 1996 and 1995, reflect only the acquisition of Magna, Peoples, AMBANC, and Merchants, because Transflorida and the Other Acquisitions (other than Magna, Peoples, AMBANC, and Merchants) are not individually or in the aggregate, considered material to UPC from a financial statement presentation standpoint. Furthermore, the pro forma impact of the CalFed Branch Purchase on the pro forma statement of earnings for the periods presented has been excluded due to the lack of information available for operation of the branches on a historical basis. Pro forma financial information are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger or the Other Acquisitions been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position. The pro forma balance sheet reflects preliminary estimates by UPC of acquisition-related charges to be incurred in connection with consummation of the Merger and Other Acquisitions; however, the statement of earnings does not reflect these changes. For additional information with respect to the estimated charges UPC anticipates it would incur in connection with the Merger and the Other Acquisitions, see "Business of UPC -- Recent Developments." For a discussion of UPC's acquisition program, including a discussion of the significant charges UPC has incurred incidental to acquisitions over the past three fiscal years, see the caption "Acquisitions" (on page 10) in UPC's 1997 Annual Report to Shareholders and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 (on pages 49 and 50) contained in such UPC 1997 Annual Report to Shareholders. UPC's 1997 Annual Report to Shareholders is included as Exhibit 13 to UPC's 1997 Form 10-K, and Exhibit 13 is incorporated by reference herein to the extent indicated herein. See "Documents Incorporated By Reference."

         The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated historical financial statements of UPC and Transflorida which are incorporated by reference or included herein. Pro forma results are not necessarily indicative of future operating results. See "Documents Incorporated by Reference" and "Index to Consolidated Financial Statements."

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998

                                                                                                                      UPC, MAGNA,
                                                                                                           UPC        TRANSFLORIDA,
                                                                                        PRO FORMA          AND          AND OTHER
                                                                UPC          MAGNA     ADJUSTMENTS        MAGNA       ACQUISITIONS
                                                            ------------  -----------  -----------     ------------   ------------
                                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Cash and due from banks ................................... $    660,528  $   220,317                  $    880,845   $  1,008,839
Interest-bearing deposits at financial institutions .......       20,425           --                        20,425         49,640
Federal funds sold and securities purchased under
   agreements to resell ...................................      309,415       95,126                       404,541        545,801

Trading account assets ....................................      163,698           --                       163,698        163,698
Loans held for resale .....................................      253,021           --                       253,021        259,017
Investment securities, at fair value ......................    3,287,664    2,239,113                     5,526,777      7,812,071
Loans .....................................................   12,754,653    4,379,021                    17,133,674     20,272,013
   Less:  Unearned income .................................      (26,994)         (93)                      (27,087)       (34,152)
          Allowance for losses on loans ...................     (223,837)     (59,928)                     (283,765)      (320,107)
                                                            ------------  -----------   ----------     ------------   ------------
    Net loans .............................................   12,503,822    4,319,000                    16,822,822     19,917,754

Premises and equipment ....................................      338,799      117,253                       456,052        534,387
Accrued interest receivable ...............................      196,595       46,523                       243,118        279,665
FHA/VA claims receivable ..................................      138,626                                    138,626        138,626
Mortgage servicing rights .................................       98,089        1,237                        99,326         99,832
Goodwill and other intangibles ............................       78,927      120,951                       199,878        375,339
Other assets ..............................................      364,005       91,098   $   29,060 (b)      484,163        519,252
                                                            ------------  -----------   ----------     ------------   ------------
    Total assets .......................................... $ 18,413,614  $ 7,250,618   $   29,060     $ 25,693,292   $ 31,703,921
                                                            ============  ===========   ==========     ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
   Noninterest-bearing .................................... $  2,290,776  $   641,300                  $  2,932,076   $  3,781,318
   Certificates of deposit of $100,000 and over ...........    1,417,728      932,141                     2,349,869      2,854,920
   Other interest-bearing .................................    9,872,723    3,973,247                    13,845,970     17,696,215
                                                            ------------  -----------   ----------     ------------   ------------
        Total deposits ....................................   13,581,227    5,546,688           --       19,127,915     24,332,453
Short-term borrowings .....................................      442,051      891,706                     1,333,757      1,365,605
Short and Medium-term bank notes ..........................      135,000                                    135,000        139,743
Federal Home Loan Bank advances ...........................      846,291      106,370                       952,661      1,215,073
Other long-term debt ......................................    1,022,644        9,513                     1,032,157      1,037,766
Accrued interest, expenses and taxes ......................      182,422       76,604   $   90,511 (b)      349,537        406,185
Other liabilities .........................................      394,537        8,759                       403,296        410,918
                                                            ------------  -----------   ----------     ------------   ------------
        Total liabilities .................................   16,604,172    6,639,640   $   90,511       23,334,323     28,907,743
                                                            ------------  -----------   ----------     ------------   ------------

Shareholders' equity
   Convertible preferred stock ............................       36,972           40                        37,012         37,012
   Common stock ...........................................      419,326       68,075       89,631 (a)      577,032        662,544
   Additional paid-in capital..............................      272,157      343,601     (150,257)(a)      457,905        580,938
                                                                                            (7,596)(b)
   Retained earnings ......................................    1,060,029      267,982      (61,451)(b)    1,266,560      1,489,763
   Treasury stock .........................................           --      (60,626)      60,626 (a)           --             --
   Unearned compensation ..................................       (9,550)      (7,596)       7,596 (b)       (9,550)       (10,021)
   Net unrealized gain on available for sale securities ...       30,508         (498)                       30,010         35,942
                                                            ------------  -----------   ----------     ------------   ------------
  Total shareholder' equity ...............................    1,809,442      610,978      (61,451)       2,358,969      2,796,178
                                                            ------------  -----------   ----------     ------------   ------------
        Total liabilities and shareholders' equity ........ $ 18,413,614  $ 7,250,618   $   29,060     $ 25,693,292   $ 31,703,921
                                                            ============  ===========   ==========     ============   ============

------------
(a) Issuance of shares to acquire Magna (32,563,752 Magna shares outstanding times the exchange ratio of .9686 equals 31,541,250 shares of UPC Common Stock to be issued).

(b) Acquisition related charges, see "Business of UPC -- Recent Developments" and "-- Earnings Considerations Related to the Merger and the Other Pending Acquisitions."

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                                                    UPC, MAGNA,
                                                                           UPC      TRANSFLORIDA,
                                                                           AND       AND OTHER
                                                              UPC         MAGNA     ACQUISITIONS
                                                            --------     --------   ------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME
   Interest and fees on loans .........................     $292,160     $388,325     $465,341
   Interest on investment securities
      Taxable .........................................       41,475       69,870       83,000
      Tax-exempt ......................................        7,066       10,836       13,777
   Interest on deposits at financial institutions .....          424          470          735

   Interest on federal funds sold and securities
      purchased under agreements to resell ............        2,710        4,837        6,387
   Interest on trading account assets .................        3,020        3,020        3,020
   Interest on loans held for resale ..................        2,280        2,280        2,383
                                                            --------     --------     --------
       Total interest income ..........................      349,135      479,638      574,643
                                                            --------     --------     --------
INTEREST EXPENSE
   Interest on deposits ...............................      124,085      179,549      221,207
   Interest on short-term borrowings ..................        6,016       17,237       21,987
   Interest on long-term debt .........................       28,327       29,936       30,779
                                                            --------     --------     --------
      Total interest expense ..........................      158,428      226,722      273,973
                                                            --------     --------     --------
      Net interest income .............................      190,707      252,916      300,670
Provision for losses on loans .........................       17,909       21,459       24,775
                                                            --------     --------     --------
      Net interest income after provision for
          losses on loans .............................      172,798      231,457      275,895

NONINTEREST INCOME
   Service charges on deposit accounts ................       25,746       32,074       36,435
   Mortgage servicing income ..........................       16,191       16,453       16,890
   Bank card income ...................................        7,498        9,426        9,641
   Factoring commissions ..............................        7,304        7,304        7,304
   Trust service income ...............................        2,407        5,723        6,381
   Profits and commissions from trading activities ....        1,847        1,848        1,848
   Investment securities gains ........................        5,215        5,811        6,552
   Other income .......................................       29,510       41,058       43,559
                                                            --------     --------     --------
        Total noninterest income ......................       95,718      119,697      128,610
                                                            --------     --------     --------

NONINTEREST EXPENSE
   Salaries and employee benefits .....................       73,230       96,595      113,940
   Net occupancy expense ..............................       10,644       15,473       18,137
   Equipment expense ..................................       10,997       13,694       16,052
   Other expense ......................................       58,753       77,892       90,669
                                                            --------     --------     --------
      Total noninterest expense .......................      153,624      203,654      238,798
                                                            --------     --------     --------
      Earnings before income taxes ....................      114,892      147,500      165,707
Applicable income taxes ...............................       40,320       52,417       59,139
                                                            --------     --------     --------
      Net earnings ....................................     $ 74,572       95,083      106,568
                                                            ========       ======      =======

EARNINGS PER COMMON SHARE
   Basic ..............................................     $   0.89     $   0.82     $   0.80
   Diluted ............................................         0.86         0.79         0.78
Weighted average shares outstanding (in thousands)
   Basic ..............................................       83,379      114,868      131,931
   Diluted ............................................       86,974      120,157      137,409

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                                        UPC, MAGNA,
                                                                                             UPC        TRANSFLORIDA,
                                                                                             AND         AND OTHER
                                                                              UPC           MAGNA       ACQUISITIONS
                                                                           ----------     ----------    ------------
                                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME
   Interest and fees on loans ........................................     $1,165,925     $1,536,829     $1,839,742
   Interest on investment securities
      Taxable ........................................................        187,221        290,351        343,598
      Tax-exempt .....................................................         29,032         40,516         52,133
   Interest on deposits at financial institutions ....................          2,627          2,627          3,179
   Interest on federal funds sold and securities purchased under
       agreements to resell ..........................................          9,114         13,760         18,554
   Interest on trading account assets ................................         14,956         14,956         14,956
   Interest on loans held for resale .................................          7,819          7,819          7,982
                                                                           ----------     ----------     ----------
       Total interest income .........................................      1,416,694      1,906,858      2,280,144
                                                                           ----------     ----------     ----------
INTEREST EXPENSE
   Interest on deposits ..............................................        494,517        698,778        860,526
   Interest on short-term borrowings .................................         41,280         81,980        104,620
   Interest on long-term debt ........................................        110,512        116,687        120,184
                                                                           ----------     ----------     ----------
      Total interest expense .........................................        646,309        897,445      1,085,330
                                                                           ----------     ----------     ----------
      Net interest income ............................................        770,385      1,009,413      1,194,814
Provision for losses on loans ........................................        113,633        142,580        154,163
                                                                           ----------     ----------     ----------
      Net interest income after provision for losses on loans ........        656,752        866,833      1,040,651

NONINTEREST INCOME
   Service charges on deposit accounts ...............................        107,248        133,352        151,454
   Mortgage servicing income .........................................         57,265         57,265         58,051
   Bank card income ..................................................         31,317         38,544         39,239
   Factoring commissions .............................................         30,140         30,140         30,140
   Trust service income ..............................................          9,020         21,663         24,355
   Profits and commissions from trading activities ...................          7,295          7,295          7,295
   Investment securities gains .......................................          2,104          4,688          5,481
   Other income ......................................................        117,221        139,945        153,075
                                                                           ----------     ----------     ----------
        Total noninterest income .....................................        361,610        432,892        469,090
                                                                           ----------     ----------     ----------

NONINTEREST EXPENSE
   Salaries and employee benefits ....................................        284,648        372,959        440,212
   Net occupancy expense .............................................         44,813         64,140         73,676
   Equipment expense .................................................         43,812         53,579         62,466
   Other expense .....................................................        324,431        379,663        430,225
                                                                           ----------     ----------     ----------
      Total noninterest expense ......................................        697,704        870,341      1,006,579
                                                                           ----------     ----------     ----------
      Earnings before income taxes ...................................        320,658        429,384        503,162
Applicable income taxes ..............................................        111,897        147,948        173,787
                                                                           ----------     ----------     ----------
      Net earnings ...................................................     $  208,761     $  281,436     $  329,375
                                                                           ==========     ==========     ==========

EARNINGS PER COMMON SHARE
   Basic .............................................................     $     2.54     $     2.48     $     2.52
   Diluted ...........................................................           2.45           2.40           2.45
Weighted average shares outstanding (in thousands)
   Basic .............................................................         80,336        111,418        128,555
   Diluted ...........................................................         85,195        117,884        135,180

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                         UPC, MAGNA,
                                                                                             UPC        PEOPLES, AMBANC,
                                                                                             AND            AND
                                                                              UPC           MAGNA        MERCHANTS
                                                                           ----------     ----------     ----------
                                                                         (Dollars in thousands, except per share data)
INTEREST INCOME
   Interest and fees on loans ........................................     $1,095,148     $1,380,299     $1,535,342
   Interest on investment securities
      Taxable ........................................................        247,716        340,745        372,233
      Tax-exempt .....................................................         30,839         37,980         45,560
   Interest on deposits at financial institutions ....................          1,593          1,593          1,910
   Interest on federal funds sold and securities purchased under
       agreements to resell ..........................................         16,948         19,462         21,664
   Interest on trading account assets ................................         13,895         13,895         13,895
   Interest on loans held for resale .................................          6,852          6,852          7,241
                                                                           ----------     ----------     ----------
       Total interest income .........................................      1,412,991      1,800,826      1,997,845
                                                                           ----------     ----------     ----------
INTEREST EXPENSE
   Interest on deposits ..............................................        512,668        670,856        755,680
   Interest on short-term borrowings .................................         64,689         93,501        100,543
   Interest on long-term debt ........................................         90,782         97,530         97,680
                                                                           ----------     ----------     ----------
      Total interest expense .........................................        668,139        861,887        953,903
                                                                           ----------     ----------     ----------
      Net interest income ............................................        744,852        938,939      1,043,942
Provision for losses on loans ........................................         68,948         79,228         84,198
                                                                           ----------     ----------     ----------
      Net interest income after provision for losses on loans ........        675,904        859,711        959,744

NONINTEREST INCOME
   Service charges on deposit accounts ...............................        107,535        130,978        141,119
   Mortgage servicing income .........................................         63,003         63,003         63,003
   Bank card income ..................................................         24,975         30,988         31,636
   Factoring commissions .............................................         26,066         26,066         26,066
   Trust service income ..............................................         10,130         19,512         21,496
   Profits and commissions from trading activities ...................          5,765          5,765          5,765
   Investment securities gains .......................................          4,099          4,916          4,942
   Other income ......................................................         78,929         89,632         94,739
                                                                           ----------     ----------     ----------
        Total noninterest income .....................................        320,502        370,860        388,766
                                                                           ----------     ----------     ----------

NONINTEREST EXPENSE
   Salaries and employee benefits ....................................        282,726        351,868        388,972
   Net occupancy expense .............................................         47,215         65,195         70,142
   Equipment expense .................................................         44,418         53,149         60,704
   Other expense .....................................................        357,458        399,991        422,915
                                                                           ----------     ----------     ----------
      Total noninterest expense ......................................        731,817        870,203        942,733
                                                                           ----------     ----------     ----------
      Earnings before income taxes ...................................        264,589        360,368        405,777
Applicable income taxes ..............................................         93,115        125,755        139,649
                                                                           ----------     ----------     ----------
      Net earnings ...................................................     $  171,474     $  234,613     $  266,128
                                                                           ==========     ==========     ==========

EARNINGS PER COMMON SHARE
   Basic .............................................................     $     2.13     $     2.18     $     2.24
   Diluted ...........................................................           2.05           2.11           2.17
Weighted average shares outstanding (in thousands)
   Basic .............................................................         77,240        104,539        115,726
   Diluted ...........................................................         83,542        112,425        123,714

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                        UPC, MAGNA,
                                                                                             UPC          PEOPLES,
                                                                                             AND        AMBANC, AND
                                                                              UPC           MAGNA        MERCHANTS
                                                                           ----------     ----------     ----------
                                                                         (Dollars in thousands, except per share data)
INTEREST INCOME
   Interest and fees on loans ........................................     $  986,230     $1,252,376     $1,388,252
   Interest on investment securities
      Taxable ........................................................        202,890        274,743        304,771
      Tax-exempt .....................................................         32,400         39,666         47,200
   Interest on deposits at financial institutions ....................          5,284          5,284          6,153
   Interest on federal funds sold and securities purchased under
       agreements to resell ..........................................         19,965         21,868         24,547
   Interest on trading account assets ................................         14,191         14,191         14,191
   Interest on loans held for resale .................................          4,858          4,858          5,184
                                                                           ----------     ----------     ----------
       Total interest income .........................................      1,265,818      1,612,986      1,790,298
                                                                           ----------     ----------     ----------

INTEREST EXPENSE
   Interest on deposits ..............................................        478,641        616,666        695,224
   Interest on short-term borrowings .................................         44,492         64,725         70,706
   Interest on long-term debt ........................................         73,234         79,293         79,674
                                                                           ----------     ----------     ----------
      Total interest expense .........................................        596,367        760,684        845,604
                                                                           ----------     ----------     ----------
      Net interest income ............................................        669,451        852,302        944,694
Provision for losses on loans ........................................         33,917         43,909         47,393
                                                                           ----------     ----------     ----------
      Net interest income after provision for losses on loans ........        635,534        808,393        897,301

NONINTEREST INCOME
   Service charges on deposit accounts ...............................        102,932        125,419        134,243
   Mortgage servicing income .........................................         55,903         55,903         55,903
   Bank card income ..................................................         20,758         26,559         27,124
   Factoring commissions .............................................         19,519         19,519         19,519
   Trust service income ..............................................          8,326         16,964         18,786
   Profits and commissions from trading activities ...................         12,362         12,362         12,362
   Investment securities gains .......................................          1,433          1,789          2,008
   Other income ......................................................         72,477         83,058         87,381
                                                                           ----------     ----------     ----------
        Total noninterest income .....................................        293,710        341,573        357,326
                                                                           ----------     ----------     ----------

NONINTEREST EXPENSE
   Salaries and employee benefits ....................................        264,663        337,656        371,136
   Net occupancy expense .............................................         44,061         61,738         66,224
   Equipment expense .................................................         42,251         51,218         57,289
   Other expense .....................................................        256,214        302,794        324,295
                                                                           ----------     ----------     ----------
      Total noninterest expense ......................................        607,189        753,406        818,944
                                                                           ----------     ----------     ----------
      Earnings before income taxes ...................................        322,055        396,560        435,683
Applicable income taxes ..............................................        110,799        134,082        145,486
                                                                           ----------     ----------     ----------
      Net earnings ...................................................     $  211,256     $  262,478     $  290,197
                                                                           ==========     ==========     ==========

EARNINGS PER COMMON SHARE
   Basic .............................................................     $     2.79     $     2.56     $     2.56
   Diluted ...........................................................           2.66           2.46           2.46
Weighted average shares outstanding (in thousands)
   Basic .............................................................         72,512         99,346        110,196
   Diluted ...........................................................         78,798        106,632        117,604

                        CERTAIN REGULATORY CONSIDERATIONS

         The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to UPC. A more complete discussion is included in the UPC 1997 Form 10-K. Information relating to Transflorida is included in the financial statements of Transflorida attached hereto. See "Available Information," "Documents Incorporated by Reference," and "Index to Consolidated Financial Statements."

GENERAL

         UPC is a bank holding company registered with the Federal Reserve under the BHC Act. As such, UPC and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company.

         The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on Transflorida adequacy which is discussed below, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

         The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that UPC and any other bank holding company located in Tennessee may now acquire a bank located in any other state, and any bank holding company located outside Tennessee may lawfully acquire any Tennessee-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. None of the states in which the banking subsidiaries of UPC are currently located or intends to be located through an Other Pending Acquisition (other than Texas, which elected to opt-out pursuant to legislation that expires September 2, 1999), has either moved up the date after which interstate branching will be permissible or "opted out." UPC utilized the provisions of the Interstate Banking Act at the end of 1997 to merge substantially all of UPC's Banking Subsidiaries with and into UPBNA. As a result of such consolidation, UPBNA is now a multi-state national bank with branches in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee.

         The BHC Act generally prohibits UPC from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         Each of the UPC Banking Subsidiaries is a member of the Federal Deposit Insurance Corporation ("FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect is business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of UPC and Transflorida (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, the OTS in the case of federally chartered thrift institutions, the Federal Reserve in the case of state-chartered member banks, and the Office of the Comptroller of the Currency ("OCC") in the case of national banks) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

         UPC is a legal entity separate and distinct from its banking and other subsidiaries. The principal sources of cash flow of UPC, including cash flow to pay dividends to its shareholders, are dividends from its subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to UPC and Transflorida, as well as by UPC and Transflorida to their shareholders.

         As to the payment of dividends, each of UPC's state-chartered banking subsidiaries is subject to the respective laws and regulations of the state in which such bank is located, and to the regulations of the bank's primary federal regulator. UPBNA is subject to the regulations of the OCC.

         If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's Transflorida base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

         At March 31, 1998, under dividend restrictions imposed under federal and state laws, the UPC Banking Subsidiaries, without obtaining governmental approvals, could declare aggregate dividends to UPC of approximately $172.4 million.

         The payment of dividends by UPC and the UPC Banking Subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate Transflorida above regulatory guidelines.

CAPITAL ADEQUACY

         UPC and the UPC Banking Subsidiaries are required to comply with the capital adequacy standards established by the Federal Reserve in the case of UPC, and the appropriate federal banking regulator in the case of each of the UPC Banking Subsidiaries. There are two basic measures of capital adequacy for bank holding companies and their subsidiary depository institutions that have been promulgated by the Federal Reserve and each of the federal bank regulatory agencies: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At March 31, 1998, UPC's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 20.71% and 15.66%, respectively.

         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Transflorida to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. UPC's Leverage Ratio at March 31, 1998, was 10.72%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong Capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         Each of the UPC Banking Subsidiaries is subject to risk-based and leverage capital requirements adopted by its federal banking regulatory which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each of the UPC Banking Subsidiaries was in compliance with applicable minimum capital requirements as of March 31 , 1998. Neither UPC nor any of the UPC Banking Subsidiaries has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank or thrift to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-- Prompt Corrective Action."

         The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC, and the OCC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

         Under Federal Reserve policy, UPC is expected to act as a source of financial strength for, and to commit resources to support, each of the UPC Banking Subsidiaries. This support may be required at times when, absent such Federal Reserve policy, UPC may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The UPC Banking Subsidiaries are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of UPC's respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

         FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant Transflorida level for each category.

         Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be well capitalized. An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be adequately Capitalized. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

         For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved Transflorida restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers;
(xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or (xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

         At April 30, 1998, all of the UPC Banking Subsidiaries had the requisite capital levels to qualify as well capitalized. An institution's Transflorida category is determined solely for the purposes of applying the prompt corrective action law and it may not constitute an accurate representation of an institution's overall financial condition or prospects.


                        DESCRIPTION OF UPC CAPITAL STOCK

         UPC's Charter currently authorizes the issuance of 300,000,000 shares of UPC Common Stock and 10,000,000 shares of UPC Preferred Stock. As of May 31, 1998, 84,970,899 shares of UPC Common Stock were outstanding and approximately 7,792,332 shares were earmarked for issuance with currently outstanding UPC options, UPC's dividend reinvestment plan, and with respect to conversion rights of currently outstanding UPC Series E Preferred stock (defined below). In addition, as of May 31, 1998, 1,156,231 shares of the Series E Preferred Stock were outstanding. As of May 31, 1998, none of UPC's 750,000 authorized shares of Series A Preferred Stock were issued and outstanding nor is management aware of the existence of circumstances from which it may be inferred that such issuance is imminent. THE CAPITAL STOCK OF UPC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND, OR ANY GOVERNMENTAL AGENCY.

UPC COMMON STOCK

         GENERAL. Shares of UPC Common Stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the UPC Board may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, the UPC Charter or Bylaws, or the rules of the NYSE.

         DIVIDENDS. Subject to the preferential dividend rights applicable to outstanding shares of the UPC Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement, or sinking funds, if any, for all outstanding UPC Preferred Stock, the holders of the UPC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the UPC Board.

         UPC has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on UPC Common Stock and UPC Preferred Stock. In December, 1996, UPC caused to be issued $200,000,000 in aggregate liquidation amount of 8.20% Capital Trust Pass-through Securities ("UPC Capital Securities") through a Delaware trust subsidiary. Pursuant to the terms of the governing instruments, UPC would be prohibited from paying dividends on any Capital Stock if all quarterly payments on the UPC Transflorida Securities had not been paid in full. The UPC Capital Securities mature in 2026 and may be redeemed under certain circumstances prior to maturity.

         LIQUIDATION RIGHTS. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up of UPC, after distribution in full of the preferential amounts required to be distributed to the holders of UPC Preferred Stock, holders of UPC Common Stock will be entitled to receive all of the remaining assets of UPC, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of UPC Common Stock held. The UPC Board may distribute in kind to the holders of UPC Common Stock such remaining assets of UPC or may sell, transfer, or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock, or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of UPC Common Stock. Neither the merger or consolidation of UPC into or with any other corporation, nor the merger of any other corporation into UPC, nor any purchase or redemption of shares of stock of UPC of any class, shall be deemed to be a dissolution, liquidation, or winding-up of UPC for purposes of this paragraph.

         Because UPC is a holding company, its right and the rights of its creditors and shareholders, including the holders of UPC Preferred Stock and UPC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that UPC itself may be a creditor having recognized claims against such subsidiary.

         For a further description of UPC Common Stock, see "Effect of the Merger on Rights of Shareholders."

UPC PREFERRED STOCK

         SERIES A PREFERRED STOCK. The UPC Charter provides for the issuance of up to 750,000 shares (subject to adjustment by action of the UPC Board) of Series A Preferred Stock under certain circumstances involving a potential change in control of UPC. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A Preferred Stock is described in more detail in UPC's Registration Statement on Form 8-A, dated January 19, 1989, and filed February 1, 1989 (SEC File No. 0-6919) which is incorporated by reference herein.

         SERIES E PREFERRED STOCK. As of May 31, 1998, 1,156,231 shares of Series E Preferred Stock were outstanding. All shares of Series E Preferred Stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E Preferred Stock is convertible at the rate of 1.25 shares of UPC Common Stock for each share of Series E Preferred Stock. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25.00 per share plus unpaid dividends accrued thereon and, at UPC's option and with the prior approval of the Federal Reserve, are subject to redemption by UPC at any time at a redemption price of $25.00 per share plus any unpaid dividends accrued thereon. Holders of Series E Preferred Stock have no voting rights except as required by law and in certain other limited circumstances. See "Certain Regulatory Considerations -- Payment of Dividends."


                              SHAREHOLDER PROPOSALS

         UPC expects to hold its next annual meeting of shareholders after the Merger in April 1999. Under SEC rules, proposals of UPC shareholders intended to be presented at that meeting must be received by UPC at its principal executive offices no later than the date specified in UPC's 1998 Annual Meeting proxy statement.

                                     EXPERTS

         The consolidated financial statements of UPC and subsidiaries incorporated in this Proxy Statement by reference to the UPC Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of Transflorida and subsidiaries as of and for the years ended December 31, 1997 and 1996 and December 31, 1996 and 1995 included in this Proxy Statement have been audited by Coopers & Lybrand LLP, independent accountants, as stated in their reports, which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                                    OPINIONS

         The legality of the shares of UPC Common Stock to be issued in the Merger will be passed upon by E. James House, Jr., Secretary and Manager of the Legal Department of UPC. E. James House, Jr. is an officer of, and receives compensation from UPC.

         Certain tax consequences of the transaction have been passed upon by Alston & Bird llp, Washington, D.C.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       TRANSFLORIDA BANK AND SUBSIDIARIES


                                                                                                            PAGE
                                                                                                            ----
Consolidated Balance Sheets as of March 31, 1998 and 1997 (Unaudited) ...................................    F-2

Consolidated Statements of Income as of and for the Three Months Ended
    March 31, 1998 and 1997 (Unaudited) .................................................................    F-3

Report of Independent Accountants .......................................................................    F-4

Consolidated Balance Sheets as of December 31, 1997 and 1996 ............................................    F-5

Consolidated Statements of Income for the Years Ended December 31, 1997 and 1996 ........................    F-6

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1997 and 1996 ..........    F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 1997 and 1996 ....................    F-8

Notes to Consolidated Financial Statements ..............................................................    F-9

Report of Independent Accountants .......................................................................   F-23

Consolidated Balance Sheets as of December 31, 1996 and 1995 ............................................   F-24

Consolidated Statements of Income for the Years Ended December 31, 1996 and 1995 ........................   F-25

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1996 and 1995 ..........   F-26

Consolidated Statements of Cash Flows for the Years Ended December 31, 1996 and 1995 ....................   F-27

Notes to Consolidated Financial Statements ..............................................................   F-28

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 1998 and 1997
(Unaudited)

                                                                                    March 31,
                                                                           ---------------------------
                                                                                1998           1997
                                                                           ------------   ------------
ASSETS:
         Cash and due from banks .......................................   $  7,091,779   $  6,572,751
         Federal funds sold ............................................     62,480,189     40,387,981
                                                                           ------------   ------------
             Total cash and cash equivalent ............................     69,571,968     46,960,732

         Interest bearing deposits with banks ..........................             --        196,000
         Securities, available for sale, at estimated
         fair value.....................................................      1,527,390      2,814,259
         Securities, held to maturity, at amortized cost ...............     32,187,164     45,051,737
         Loans, net ....................................................    198,656,711    186,285,736
         Other real estate owned .......................................      6,473,025      4,885,155
         Land held for development .....................................             --             --
         Land held for construction ....................................             --             --
         Premises and equipment ........................................      6,794,563      5,415,054
         Accrued interest receivable ...................................      2,378,608      2,361,883
         Other assets ..................................................        592,504        591,438
                                                                           ------------   ------------
                  Total assets .........................................   $318,181,933   $294,561,994
                                                                           ============   ============

LIABILITIES AND STOCKHOLDER'S EQUITY
         Deposits
                  Demand ...............................................   $ 28,057,372   $ 26,081,691
                  Money market and NOW accounts ........................     49,438,516     34,984,429
                  Savings ..............................................      6,735,803      6,172,246
                  Time $100,000 and over ...............................     31,652,404     25,159,415
                  Other time ...........................................    157,295,278    162,606,286
                                                                           ------------   ------------
                           Total deposits ..............................    273,179,373    255,004,067

         Accrued interest on deposits ..................................      1,025,126      1,428,954
         Accounts payable and accrued liabilities ......................      1,714,819      1,819,059
                                                                           ------------   ------------
                           Total liabilities ...........................    275,919,318    258,252,080

         Commitments and contingencies .................................             --             --

         Stockholders' equity
                  Capital  stock, par value $1 per share;
                           2,017,800 shares authorized .................
                           1,950,144 issue and outstanding .............      1,950,144      1,950,144
                  Capital surplus ......................................      3,816,943      3,816,943
                  Retained earnings ....................................     36,458,986     30,480,447
                  Unrealized gain (loss), net of taxes, on
                           securities available for sale................         36,542         62,380
                                                                           ------------   ------------
                           Total stockholder's equity ..................     42,262,615     36,309,914
                                                                           ------------   ------------
                           Total liabilities and stockholder's equity ..   $318,181,933   $294,561,994
                                                                           ============   ============

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
March 31, 1998 and 1997
(Unaudited)



                                                                             March 31,
                                                                    --------------------------
                                                                       1998           1997
                                                                    -----------    -----------
Interest income:
         Interest and fees on loans .............................   $ 5,074,756    $ 4,590,287
         Investment securities ..................................       593,442        791,727
         Federal funds sold .....................................       811,000        519,556
         Deposits in banks ......................................             0          3,057
                                                                    -----------    -----------
                           Total interest income ................     6,479,198      5,904,627

Interest expense on deposits ....................................     3,152,110      2,789,408
                                                                    -----------    -----------
                           Net interest income ..................     3,327,088      3,115,219
                                                                    -----------    -----------

Provision for loan losses .......................................       (70,000)        15,000

                           Net interest income after ............     3,397,088      3,100,219
provision for loan losses

Non-interest income
         Service fees ...........................................       175,559        159,229
         Net securities gains ...................................           (16)         1,712
         Gain (loss) on sale of real estate .....................      (132,601)           566
         Rental income ..........................................        96,083         85,837
         Other income ...........................................        24,506         34,738
                                                                    -----------    -----------
                           Total non-interest income ............       163,531        282,082
                                                                    -----------    -----------

Non-interest expenses
         Salaries, wages and employee benefits ..................       860,795        895,097
         Occupancy and equipment ................................       278,073        267,734
         Other ..................................................       415,128        467,396
                                                                    -----------    -----------
                           Total non-interest expense ...........     1,553,996      1,630,227
                                                                    -----------    -----------

                           Income from continuing operations
                               before income taxes ..............     2,006,623      1,752,074

Provision for income taxes ......................................       649,000        560,500
                                                                    -----------    -----------
                           Net Income ...........................   $ 1,357,623    $ 1,191,574
                                                                    ===========    ===========


                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of
   Transflorida Bank
Boca Raton, Florida


We have audited the consolidated balance sheets of Transflorida Bank and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transflorida Bank and subsidiaries as of December 31, 1997 and 1996, and the results of their operation s and their cash flows for the years ended in conformity with generally accepted accounting principles.


                                        COOPERS & LYBRAND L.L.P.



Miami, Florida
January 30, 1998

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996


ASSETS                                                                     1997           1996
                                                                       ------------   ------------
Cash and cash equivalents:
    Cash and due from banks ........................................   $  6,726,526   $  5,599,748
    Federal funds sold .............................................     50,603,714     39,198,504
                                                                       ------------   ------------
               Total cash and cash equivalents .....................     57,330,240     44,798,252

Interest-bearing deposits in banks .................................              0        196,000
Investment securities available for sale, at fair
value (cost of .....................................................      1,934,279      4,995,224
     $1,863,082 in 1997 and $4,863,327 in 1996)
Investment securities held to maturity, at cost
(fair value of .....................................................     36,998,120     39,498,892
     $38,080,788 in 1997 and $40,571,265 in 1996)
Loans Net ..........................................................    206,566,575    181,931,402
Other real estate owned ............................................      4,004,779      3,921,634
Premises and equipment, net ........................................      5,919,781      4,864,293
Accrued interest receivable ........................................      2,653,958      2,514,539
Other assets .......................................................        571,479        526,753
                                                                       ------------   ------------
               Total Assets ........................................   $315,979,211   $283,246,989
                                                                       ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
     Demand deposits ...............................................   $ 26,091,765   $ 22,125,507
     Money market and NOW accounts .................................     46,260,244     33,730,839
     Savings accounts ..............................................      6,605,309      6,118,515
     Time deposits of $100,000 and over ............................     29,860,420     24,390,533
     Other time deposits ...........................................    163,980,894    158,805,399
                                                                       ------------   ------------
               Total deposits ......................................    272,798,632    245,170,793

Accrued interest on deposits .......................................      1,192,487      1,511,264
Accounts payable and other liabilities .............................      1,075,236      1,426,708
                                                                       ------------   ------------
               Total liabilities ...................................    275,066,355    248,108,765
                                                                       ------------   ------------

Commitments and contingencies (Notes 7 and 8)

Stockholders' equity:
     Common stock - $1 par value; 2,017,800 shares authorized;
        1,950,144 shares issued and outstanding in 1997 and 1996 ...      1,950,144      1,950,144
     Capital surplus ...............................................      3,816,943      3,816,943
     Retained earnings .............................................     35,101,363     29,288,873
     Unrealized holding gain on securities available for sale,
          net of income taxes ......................................         44,406         82,264
                                                                       ------------   ------------
            Total stockholders' equity .............................     40,912,856     35,138,224
                                                                       ------------   ------------

            Total liabilities and stockholders' equity .............   $315,979,211   $283,246,989
                                                                       ============   ============



The accompanying notes are an integral part of these Financial Statements.

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 1997 and 1996

                                                                          1997           1996
                                                                      ------------   ------------
Interest income:
     Interest and fees on loans ...................................   $ 20,128,227   $ 18,134,294
     Investment securities ........................................      3,117,306      3,113,039
     Federal funds sold ...........................................      2,334,946      1,698,321
     Deposits in banks ............................................          6,626         17,355
                                                                      ------------   ------------

          Total interest income ...................................     25,587,105     22,963,009

Interest expense on deposits ......................................     11,948,313     10,344,798
                                                                      ------------   ------------

          Net interest income .....................................     13,638,792     12,618,211

Provision for loan losses .........................................        190,000        120,000
                                                                      ------------   ------------

          Net interest income after provision for loan losses .....     13,448,792     12,498,211
                                                                      ------------   ------------


Non-interest income:
      Service fees ................................................        674,480        721,812
     Net securities gains .........................................          8,835         15,300
     Gain on sale of premises and equipment and
          other real estate owned .................................        411,913        376,980
     Rental income ................................................        305,642        345,898
     Other income .................................................        101,005         26,499
                                                                      ------------   ------------
         Total non-interest income ................................      1,501,875      1,486,489
                                                                      ------------   ------------

Non-interest expenses:
     Salaries, wages and employee benefits ........................      3,482,475      3,388,065
     Occupancy and equipment ......................................      1,146,147      1,186,615
     Other ........................................................      1,738,055      1,679,956
                                                                      ------------   ------------
          Total non-interest expense ..............................      6,366,677      6,254,636
                                                                      ------------   ------------

          Income from continuing operations before income taxes ...      8,583,990      7,730,064


Provision for income taxes ........................................      2,771,500      2,544,000
                                                                      ------------   ------------

          Income from continuing operations .......................      5,812,490      5,186,064

Discontinued operations:
     Income (loss) from discontinued real estate activities,
          net of income taxes .....................................              0        (43,211)
                                                                      ------------   ------------

Net Income ........................................................   $  5,812,490   $  5,142,853
                                                                      ============   ============


The accompanying notes are an integral part of these Financial Statements.

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 1997 and 1996


                                                                                                      Unrealized
                                                                                                     Holding Gain
                                                                                                         on
                                                Common Stock                                          Securities
                                        ---------------------------                                   Available
                                                           Par          Capital        Retained        for Sale
                                           Shares         Value         Surplus        Earnings      Net of Taxes        Total
                                        ------------   ------------   ------------   ------------    ------------    ------------
Balance, December 31, 1995 ..........      1,950,144   $  1,950,144   $  3,816,943   $ 29,146,020    $    168,508    $ 35,081,615

Change in unrealized holding
     gain on securities available ...              0              0              0              0         (86,244)        (86,244)
     for sale, net

Distribution of common stock of
     Orangewood Homes, Inc.,
     at book value ..................              0              0              0     (5,000,000)              0      (5,000,000)

Net income ..........................              0              0              0      5,142,853               0       5,142,853
                                        ------------   ------------   ------------   ------------    ------------    ------------

Balance, December 31, 1996 ..........      1,950,144      1,950,144      3,816,943     29,288,873          82,264      35,138,224

Change in unrealized holding
     gain on securities available ...              0              0              0              0         (37,858)        (37,858)
     for sale, net

Net income ..........................              0              0              0      5,812,490               0       5,812,490
                                        ------------   ------------   ------------   ------------    ------------    ------------

Balance, December 31, 1997 ..........      1,950,144   $  1,950,144   $  3,816,943   $ 35,101,363    $     44,406    $ 40,912,856
                                        ============   ============   ============   ============    ============    ============



The accompanying notes are an integral part of these Financial Statements.

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1997 and 1996


                                                                                                  1997            1996
                                                                                              ------------    ------------
Cash flows from operating activities:
     Net income ...........................................................................   $  5,812,490    $  5,142,853
                                                                                              ------------    ------------
Adjustments to reconcile net income to net cash provided by
      operating activities:
     Depreciation .........................................................................        405,207         468,661
     Provision for loan losses ............................................................        190,000         120,000
     Accretion of discount on investment  securities,  net of amortization of premium .....        (39,037)        (18,995)
     Net securities gain ..................................................................         (8,835)        (15,300)
     Gain on sale of premises and equipment and other real estate owned ...................       (411,913)       (376,980)
     Change  in  operating  assets  and  liabilities,  net of  effects  of divestiture:
          Real estate held for development and sale .......................................              0        (734,257)
          Interest receivable .............................................................       (139,419)         41,073
          Other assets ....................................................................        (44,726)        358,314
          Interest payable ................................................................       (318,777)       (118,762)
          Accounts payable and other liabilities ..........................................       (318,133)        151,869
                                                                                              ------------    ------------
         Total adjustments ................................................................       (685,633)       (124,377)
                                                                                              ------------    ------------

          Net cash provided by operating activities .......................................      5,126,857       5,018,476
                                                                                              ------------    ------------

Cash flows from investing activities:
     Decrease in interest bearing deposits with other banks ...............................        196,000         198,000
     Purchases of investment securities:
         Securities held to maturity ......................................................    (18,359,777)    (15,857,782)
     Proceeds from sales or redemptions of investment securities:
         Securities available for sale ....................................................      2,989,748       6,934,062
         Securities held to maturity ......................................................     20,908,421      11,858,125

     Net increase in loans ................................................................    (24,924,209)    (14,714,654)
     Net capital expenditures .............................................................     (1,176,187)       (263,944)
     Decrease in other real estate owned ..................................................        143,296         251,532
                                                                                              ------------    ------------

          Net cash used in investing activities ...........................................    (20,222,708)    (11,594,661)
                                                                                              ------------    ------------

Cash flows from financing activities:
     Net increase in demand, savings, money market, and NOW accounts ......................     16,982,457       2,826,028
     Net increase in time deposits ........................................................     10,645,382      17,087,654
                                                                                              ------------    ------------

         Net cash provided by financing activities ........................................     27,627,839      19,913,682
                                                                                              ------------    ------------

Net increase in cash and cash equivalents .................................................     12,531,988      13,337,497

Cash and cash equivalents at beginning of year ............................................     44,798,252      31,460,755
                                                                                              ------------    ------------

Cash and cash equivalents at end of year ..................................................   $ 57,330,240    $ 44,798,252
                                                                                              ============    ============

Supplemental disclosures:
     Cash paid for:
     Interest .............................................................................   $ 12,267,090    $ 10,463,562
     Income taxes .........................................................................      2,828,200       2,354,492



The accompanying notes are an integral part of these Financial Statements.

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION AND BASIS OF PRESENTATION:

         Transflorida Bank (the "Bank") is a commercial bank organized under the banking laws of the State of Florida. The Bank is a state-chartered commercial bank with seven locations in Broward County, Florida, four locations in Palm Beach County, Florida and one location in Lee County, Florida. The Bank principally extends credit for commercial and residential mortgage loans, substantially all of which are located in south Florida. The Bank's subsidiaries, which are wholly-owned, are primarily engaged in the business of originating, servicing, and holding mortgages related to real estate. Prior to October 31, 1996, certain subsidiaries were also engaged in the business of purchasing, developing, and selling commercial and residential real estate.

         During 1996, the Federal Deposit Insurance Corporation ("FDIC") denied the Bank's application to continue real estate development activities through its subsidiaries and required that a plan be adopted, and a divestiture implemented, by December 31, 1996. On May 21, 1996, the Bank's board of directors approved the divestiture plan which included a reduction of equity in the Bank and a subsequent distribution to shareholders of a like amount of stock in Orangewood Homes, Inc. ("OHI"), the holder of all impermissible real estate activities. In a letter dated August 19, 1996, the FDIC approved the Bank's divestiture plan. The tax-free distribution was made as of the close of business on October 31, 1996. The Bank has accounted for the financial results of OHI prior to the spin-off as a discontinued operation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The Bank's accounting policies and reporting practices conform with generally accepted accounting principles and with predominant practices in the banking industry. The following paragraphs address descriptions of significant accounting policies.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. See "Loans and Allowance for Loan Losses", appearing further in this note, for estimates made by management in the determination of the allowance.

         CASH AND CASH EQUIVALENT

         Cash and cash equivalents consists of cash on hand, non-interest bearing amounts due from banks, and federal funds sold. The Bank sells federal funds and places deposits with other financial institutions which may exceed federally insured limits.

         INVESTMENT SECURITIES HELD-TO-MATURITY

         Investment securities that management has the positive intent and ability at the time of purchase to hold until maturity are classified as "Held-to-Maturity." Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the effective interest method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the consolidated statement of income.

         INVESTMENT SECURITIES AVAILABLE FOR SALE

         Investment securities to be held for indefinite periods of time, and may or may not be held to maturity, are classified as "Available for Sale." Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value. Both unrealized holding gains and losses on securities available for sale, net of taxes, are included as a separate component of stockholders' equity in the consolidated balance sheet until these gains or losses are realized. The cost of investment securities sold is determined by the specific identification method. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statement of income.

         LOANS AND ALLOWANCE FOR LOAN LOSSES

         Loans are stated at the amount of unpaid principal, reduced by unearned loan origination fees and discounts, and an allowance for loan losses. Unearned discounts on installment loans are recognized as income over the terms of the loans, based upon a method which approximates the interest method. Nonrefundable fees and certain costs associated with lending activities are deferred and amortized as an adjustment to the yield of the loans over the term of the loans. The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of impaired loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay.

         Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is unlikely. A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. This measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

         REAL ESTATE

         Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lesser of fair value at the date of foreclosure, less estimated selling costs or the unpaid loan balance. Upon classification as other real estate, the excess of the unpaid balance of the loans over the fair value of the collateral, less estimated selling costs, is charged to the allowance for loan losses. Costs incurred to refurbish the properties and other holding costs incurred during the refurbishment period are capitalized and added to the basis of the properties. Net expenses of maintaining properties, subsequent write-downs due to changes in market conditions, and gains or losses on disposition are charged or credited to income, as appropriate.

         Prior to October 31, 1996, certain subsidiaries held real estate for development, sale and investment. As discussed in Note 1, these subsidiaries were divested. Real estate held for development and sale is stated at the lower of cost or fair value, less estimated selling costs. Financing costs (which include interest on land and development loans, construction loan service fees and interest on construction loans) and property taxes are capitalized during the construction period and are expensed thereafter. The amount of interest capitalized during 1996 was $202,642. Real estate held for investment is carried at the lower of cost, including cost of improvements and amenities incurred subsequent to acquisition, or fair value. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

         PREMISES AND EQUIPMENT

         Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided principally on the straight-line basis over the estimated useful life of each type of asset. Leasehold improvements are amortized over the term of the respective leases or the estimated useful life of the asset, whichever is shorter. Gains or losses are credited or charged to income upon disposition. Maintenance and repairs are charged to expense as incurred while improvements and betterments are capitalized.

         INCOME TAXES

         Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. The determination of the deferred t ax amounts are based on enacted tax laws and statutory tax rates applicable to the time periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

3.       INVESTMENT SECURITIES:

         The amortized cost and fair value of investment securities at December 31, 1997 and 1996 are as follows:

                                                    DECEMBER 31, 1997
                                  -----------------------------------------------------------
                                                    Gross            Gross         Estimated
                                   Amortized      Unrealized       Unrealized       Market
                                     Cost           Gain            Losses          Value
                                  ------------   ------------    ------------    ------------
Available-for-Sale:

Obligations of states and
  political subdivisions ......   $  1,863,082   $     71,197    $          0    $  1,934,279
                                  ------------   ------------    ------------    ------------
Total investment securities ...   $  1,863,082   $     71,197    $          0    $  1,934,279
                                  ============   ============    ============    ============

Held-to-Maturity:
U.S. Treasuries and
  obligations of U.S.
  government corporations
  and agencies ................   $ 23,217,123   $    133,170         (76,914)   $ 23,273,379
Obligations of states and
  political subdivisions ......     13,630,997      1,025,172             (50)     14,656,119
Foreign government bonds ......        150,000          1,295              (5)        151,290
                                  ------------   ------------    ------------    ------------
                                  $ 36,998,120   $  1,159,637    $    (76,969)   $ 38,080,788
                                  ============   ============    ============    ============

                                                       December 31, 1996
                                   -----------------------------------------------------------
                                                      Gross           Gross         Estimated
                                    Amortized       Unrealized      Unrealized        Market
                                      Cost            Gain           Losses           Value
                                   ------------   ------------    ------------    ------------
Available-for-Sale:
U.S. Treasuries and
     obligations of U.S.
     government corporations
     and agencies ..............   $  2,150,000   $      4,463    $          0    $  2,154,463
Obligations of states and
     political subdivisions ....      2,513,327        127,434               0       2,640,761
Equity securities ..............        200,000              0               0         200,000
                                   ------------   ------------    ------------    ------------

Total investment securities ....   $  4,863,327   $    131,897    $          0    $  4,995,224
                                   ============   ============    ============    ============

Held-to-maturity:
U.S. Treasuries and
     obligations of U.S.
     government corporations
     and agencies ..............   $ 25,781,024   $    189,293    $   (198,853)   $ 25,771,464
Obligations of states and
     political subdivisions ....     13,567,868      1,096,768          (8,509)     14,656,127
Foreign government bonds .......        150,000          1,174          (7,500)        143,674
                                   ------------   ------------    ------------    ------------
                                   $ 39,498,892   $  1,287,235    $   (214,862)   $ 40,571,265
                                   ============   ============    ============    ============

The amortized cost and fair value of investment securities at December 31, 1997 by contractual maturities, are shown below. Expected maturities will differ from contractual maturities as borrowers often have the right to call or prepay obligations with, or without, call or prepayment penalties.

                                         Available-for-Sale          Held-to-Maturity
                                      ------------------------   -------------------------
                                                     Estimated                   Estimated
                                       Amortized      Market      Amortized       Market
                                         Cost         Value         Cost          Value
                                      ----------   -----------   -----------   -----------
Due in one year or less ...........   $    5,000   $     5,046   $ 5,549,873   $ 5,546,870
Due after one year through
  five years.......................      206,107       210,442     7,160,689     7,172,588
Due after five years through
  ten years........................      862,875       892,616    11,614,033    11,828,501
Due after ten years ...............      789,100       826,175    12,673,525    13,532,829
                                      ----------   -----------   -----------   -----------
                                      $1,863,082   $ 1,934,279   $36,998,120   $38,080,788
                                      ==========   ===========   ===========   ===========

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3.       INVESTMENT SECURITIES, CONTINUED:

         During 1997 and 1996, gross gains of approximately $9,000 and $15,000, respectively, were realized on redemption of securities classified as held to maturity and available for sale.

         Securities with aggregate book and market values of approximately $1,442,000 and $1,477,000 in 1997, respectively, and $1,442,000 and $1,470,000, respectively, in 1996, were pledged as collateral for public deposits and for other purposes required or permitted by law.

4.       LOANS AND ALLOWANCE FOR LOAN LOSSES:

         Major classification of loans are as follows:

                                                          December 31,
                                                 ------------------------------
                                                     1997             1996
                                                 -------------    -------------
Real Estate ..................................    $205,000,687     $181,114,434
Commercial ...................................       3,831,734        2,945,050
Installment and other ........................         567,923          616,664
                                                 -------------    -------------

                                                   209,400,344      184,676,148
Unearned loan origination fees ...............        (738,876)        (851,148)
                                                 -------------    -------------

                                                   208,661,468      183,825,000
Allowance for loan losses ....................      (2,094,893)      (1,893,598)
                                                 -------------    -------------

                    Loans, net ...............    $206,566,575     $181,931,402
                                                 =============    =============

Loans on which the accrual of interest has been discontinued amounted to approximately $2,189,000 and $564,000 at December 31, 1997 and 1996,
respectively. If the Bank recognized the interest on these loans, interest income on loans would have increased by approximately $113,500 and $18,500 in 1997 and 1996, respectively.

Changes in the allowance for loan losses were as follows:



                                                        Year Ended December 31,
                                                       -------------------------
                                                          1997          1996
                                                       -----------   -----------
Balance, beginning of year .........................   $1,893,598    $1,698,195
Provision changed to operations ....................      190,000       120,000
Loans charged off ..................................            0       (17,623)
Recoveries .........................................       11,295        93,026
                                                       -----------   -----------
Balance, end of year ...............................   $2,094,893    $1,893,598
                                                       ===========   ===========

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED:

5.       PREMISES AND EQUIPMENT:

         The major classification of premises and equipment are as follows:

                                                          December 31,
                                                   ----------------------------
                                                       1997            1996
                                                   ------------    ------------
Land ...........................................     $1,412,944      $  801,720
Buildings ......................................      5,372,827       4,698,654
Leasehold improvements .........................        503,699         501,699
Furniture and equipment ........................      2,877,263       2,725,220
Vehicles .......................................        203,842         196,855
                                                   ------------    ------------

                                                     10,370,575       8,924,148
Accumulated depreciation and amortization ......     (4,450,794)     (4,059,855)
                                                   ------------    ------------

Premises and equipment, net ....................     $5,919,781      $4,864,293
                                                   ============    ============

6.       INCOME TAXES:

         The provision for income taxes from continuing operations consists of the following:

                                                     Years Ended December 31,
                                                   ----------------------------
                                                       1997             1996
                                                   -----------      -----------
Current
     Federal .................................      $1,984,722       $2,268,720
     State ...................................         731,151          351,484
                                                   -----------      -----------

                                                     2,715,873        2,620,204
                                                   -----------      -----------
Deferred:
     Federal .................................          48,778          (66,936)
     State ...................................           6,849           (9,268)
                                                   -----------      -----------
                                                        55,627          (76,204)
                                                   -----------      -----------
                                                    $2,771,500       $2,544,000
                                                   ===========      ===========

Income tax expense differs from the amounts computed by applying the U.S. federal statutory tax rates to income before taxes due principally to interest income exempt from Federal income taxes.

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6.       INCOME TAXES CONTINUED:

         At December 31, 1997 and 1996, the Bank had a net deferred tax asset of $40,000 and $95,000, respectively. This deferred tax asset results principally from the differences in the accounting for the provision for loan losses, depreciation on bank premises and equipment, other real estate owned, and differences in revenue recognition methods on real estate sales for financial statement purposes. In addition, the deferred taxes relating to unrealized holding gains on securities available for sale amounting to approximately $27,000 and $50,000 in 1997 and 1996, respectively, are netted against the respective caption in the Consolidated Statement of Stockholders' Equity.

7.       FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

         The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

         The Bank's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments.

         The approximate amount of exposure of financial instruments whose contract amounts represent off-balance-sheet credit risk is as follows:

                                                             December 31,
                                                       -------------------------
                                                           1997          1996
                                                       -----------   -----------
Unfunded loan commitments ..........................   $26,309,000   $12,348,000
Commitments to extend credit under standby letters
          of credit ................................     1,518,000     1,204,000
                                                       -----------   -----------

Total ..............................................   $27,827,000   $13,552,000
                                                       ===========   ===========

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the lines of credit expire without being fully drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank uses the same credit policies in making lines of credit as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the Bank's credit evaluation. Collateral varies, but generally consists of real estate.

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8.       OTHER COMMITMENTS AND CONTINGENT LIABILITIES:

         LEASES

         The Bank leases certain of its banking facilities and equipment under operating leases, which expire on various dates through 2000. Many of these lease agreements contain options for renewal and annual rent increases. Rental expense under these leases for the years ended December 31, 1997 and 1996, was approximately $125,000 and $130,000, respectively. Based upon the existing leases, the minimum future noncancelable rental payments are as follows:

                   For the Year Ending
                       December 31,
                   -------------------
                           1998 .......................   $130,000
                           1999 .......................    106,000
                           2000 .......................     63,000
                           2001 .......................     52,000
                           2002 .......................     43,000
                                                          --------
                                                          $394,000
                                                          ========

         LITIGATION

         The Bank is a defendant in various claims and actions arising out of the normal course of its business. In the opinion of the management of the Bank based upon a review with its counsel, none of these matters would have a material adverse effect on the Bank's financial position if it were unable to resolve them successfully.

9.       RELATED PARTY TRANSACTIONS:

         Loans - At December 31, 1997 and 1996, certain officers and directors, and their related entities were indebted to the Bank in the aggregate approximate amount of $692,000 and $906,000, respectively. At December 31, 1997 and 1996, OHI and subsidiaries were indebted to the Bank in the aggregate approximate amount of $3,868,000 and $2,419,000, respectively.

         Profit Participation Agreement - Other liabilities include approximately $427,000 and $442,000 as of December 31, 1997 and 1996, respectively, for amounts due to a stockholder and member of the Board of Directors, from a profit participation agreement associated with certain real estate projects.

         Consulting Fees - A director and stockholder of the Bank provides consulting services to the Bank regarding the operations of its subsidiaries. Consulting fees paid were $100,000 in 1997 and 1996.

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

9.       RELATED PARTY TRANSACTIONS, CONTINUED:

         Sales Commissions - Two of the Bank's directors and principal shareholders are also principals in a real estate brokerage company employed by the Bank to act as a sales agent for the Bank's and the subsidiaries' real estate. Fees for these services are paid by the seller at the time of closing and substantially less than prevailing market rates. Commission fees paid were approximately $17,000 and $163,000 in 1997 and 1996, respectively.

10.      REGULATORY CAPITAL:

         The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well as capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10.      REGULATORY CAPITAL CONTINUED:


                                                                                                     To Be Well
                                                                                                  Capitalized Under
                                                                     For Capital                  Prompt Corrective
                                         Actual                    Adequacy Purposes              Action Provisions
                               ----------------------------    -------------------------    ----------------------------
                                   Amount           Ratio           Amount       Ratio          Amount          Ratio
                               --------------    ----------    -------------- ----------    -------------    -----------
As of December 31, 1997
      Total Capital
      (to Risk Weighted
      Assets)                    $42,963,343        19.7%       >=$17,454,311    >=8.0%     >=$21,817,889      >=10.0%

Tier I Capital
      (to Risk Weighted
      Assets)                    $40,868,450        18.7%        >=$8,727,155    >=4.0%     >=$13,090,733       >=6.0%

Tier I Capital
      (to Average Assets)        $40,868,450        12.9%         >=9,491,739    >=3.0%     >=$15,819,566       >=5.0%

As of December 31, 1996:

Total Capital
      (to Risk Weighted
      Assets)                    $36,949,558        19.3%       >=$15,300,764    >=8.0%     >=$19,125,954      >=10.0%

Tier I Capital
      (to Risk Weighted
      Assets)                    $35,055,960        18.3%        >=$7,650,382    >=4.0%     >=$11,475,573       >=6.0%

Tier I Capital
      (to Average Assets)        $35,055,960        12.5%        >=$8,399,040    >=3.0%      >=13,998,400       >=5.0%

The Bank is also subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1997, approximately $16,310,000 of retained earnings were available for dividend declaration without prior regulatory approval.

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

11.      EMPLOYEE BENEFIT PLAN:

         In 1995, the Bank adopted a defined contribution plan which covers substantially all eligible employees. The Bank's contribution to the plan was approximately $21,000 in 1997 and $32,000 in 1996.

12.      SUPPLEMENTAL CASH FLOW INFORMATION:

         Significant non-cash investing and financing activities are as follows:

         1. Loans transferred to other real estate owned during 1997 and 1996 amounted to $2,020,595 and $2,363,513, respectively. Bank financing provided for sales of premises and equipment, and other real estate owned amounted to $1,921,559 and $2,744,856 for 1997 and 1996, respectively.

         2. The unrealized gain on available-for-sale securities, net of income taxes, decreased by $37,858 and $86,244, in 1997 and 1996, respectively.

         3. On October 31, 1996, the Bank distributed the common stock of OHI, as part of a mandated divestiture plan. The distribution was recorded at book value of $5,000,000 and consisted of the following:

                          Real estate held for development and sale   $ 6,846,231

                          Real estate held for investment .........       572,893

                          Other real estate owned .................       162,035

                          Other assets ............................       249,404

                          Loans payable to Bank ...................    (2,437,079)

                          Accounts payable and other liabilities ..      (393,484)
                                                                      -----------
                                                                      $ 5,000,000
                                                                      ===========

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

13.      DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which an estimate is practical.

         CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD AND INTEREST BEARING DEPOSITS IN BANKS -

         For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

         INVESTMENT SECURITIES - The fair value of investment securities equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 3 to the Consolidated Financial Statements provides information on estimated fair values at December 31, 1997 and 1996.

         LOANS - The fair value of loans is estimated based on present values using applicable discount factors based on the current rates of interest charged by the Bank for similar transactions. At December 31, 1997 and 1996, the fair value of loans receivable approximated $210,000,000 and $185,000,000, respectively.

         DEPOSIT LIABILITIES - The fair value of demand deposits, savings, and NOW accounts, and money market deposits is the amount payable on demand (carrying amount). The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar maturities. At December 31, 1997 and 1996, the fair value of time deposits approximated $197,000,000 and $187,000,000, respectively. Management has not assessed the value of its core deposit base.

         COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. Commitments to extend credit and unissued letters of credit generally bear interest at variable market rates. Accordingly, the carrying amounts of such financial instruments approximate the fair values.

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

14.         DISCONTINUED OPERATIONS:

         On October 31, 1996, the Bank's 100% investment in OHI was spun off in a tax free distribution to the Bank's shareholders. The Bank's shareholders of record as of September 30, 1996 received one share of OHI for each Bank common share owned. This transaction resulted in a noncash distribution to the Bank's shareholders totaling $5,000,000, the book value of OHI's underlying net assets.

            The operating results of the discontinued operation are summarized as follows:

                                                                     Year ended
                                                                    December 31,
                                                                       1996
                                                                    -----------
Sales of real estate ..........................................     $ 6,696,932
Cost of real estate sold ......................................      (6,537,215)
Other expenses ................................................        (229,928)
                                                                    -----------
Loss from operations before taxes .............................         (70,211)
Income tax benefit ............................................          27,000
                                                                    -----------
Loss from discontinued operations .............................     $   (43,211)
                                                                    ===========

Results of operations of OHI are included in the Bank's 1996 Consolidated Financial Statements as a component of discontinued operations.

Profit from retail land sales and sales of residential units prior to divestiture in 1996 was recognized when title passed, minimum down payment requirements were met, and collectibility of the sales price was reasonably assured. When a sale did not meet these requirements, profit was deferred until the requirements were met. Subsequent to the divestiture, these operations are recorded by OHI, and are no longer part of the Bank's financial statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of
   Transflorida Bank
Boca Raton, Florida


We have audited the consolidated balance sheets of Transflorida Bank and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transflorida Bank and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended in conformity with generally accepted accounting principles.


                                                 COOPERS & LYBRAND



Miami, Florida
January 31, 1997

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995

                 ASSETS                                                                         1996           1995
                                                                                             ------------   ------------
Cash and cash equivalents:
         Cash and due from banks .........................................................   $  5,599,748   $  5,938,983
         Federal funds sold ..............................................................     39,198,504     25,521,772
                                                                                             ------------   ------------

                  Total cash and cash equivalents ........................................     44,798,252     31,460,755

Interest-bearing deposits in banks .......................................................        196,000        394,000
Investment securities available for sale, at fair value (cost of
         $4,863,327 in 1996 and $11,797,389 in 1995) .....................................      4,995,224     12,056,898
Investment securities held to maturity, at cost (fair value of
         $40,571,265 in 1996 and $37,258,397 in 1995) ....................................     39,498,892     35,464,940
Loans, net ...............................................................................    181,931,402    164,518,326
Real estate held for development and sale ................................................              0      6,111,974
Real estate held for investment ..........................................................              0        715,133
Other real estate owned ..................................................................      3,921,634      4,072,074
Premises and equipment, net ..............................................................      4,864,293      5,336,500
Accrued interest receivable ..............................................................      2,514,539      2,555,612
Other assets .............................................................................        526,753        992,231
                                                                                             ------------   ------------

          Total assets ...................................................................   $283,246,989   $263,678,443
                                                                                             ============   ============

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
         Demand deposits .................................................................   $ 22,125,507   $ 20,730,075
         Money market and NOW accounts ...................................................     33,730,839     32,462,769
         Savings accounts ................................................................      6,118,515      5,955,989
         Time deposits of $100,000 and over ..............................................     24,390,533     20,163,108
         Other time deposits .............................................................    158,805,399    145,945,170
                                                                                             ------------   ------------

                  Total deposits .........................................................    245,170,793    225,257,111

Accrued interest payable on deposits .....................................................      1,511,264      1,630,026
Accounts payable and other liabilities ...................................................      1,426,708      1,709,691
                                                                                             ------------   ------------

                  Total liabilities ......................................................    248,108,765    228,596,828
                                                                                             ------------   ------------

Commitments and contingencies (Notes 7 and 8)

Shareholders' equity:
         Common stock - $1 par value; 2,017,800 shares authorized; 1,950,144 shares
               issued and outstanding in 1996 and 1995 ...................................      1,950,144      1,950,144
         Capital surplus .................................................................      3,816,943      3,816,943
         Retained earnings ...............................................................     29,288,873     29,146,020
         Unrealized holding gain on securities available for sale, net of income taxes ...         82,264        168,508
                                                                                             ------------   ------------

                  Total shareholders' equity .............................................     35,138,224     35,081,615
                                                                                             ------------   ------------
                  Total liabilities and shareholders' equity .............................   $283,246,989   $263,678,443
                                                                                             ============   ============



The accompanying notes are an integral part of these Financial Statements.

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 1996 and 1995

                                                                                  1996            1995
                                                                              ------------    ------------
Interest income:
         Interest and fees on loans .......................................   $ 18,134,294    $ 16,574,740
         Investment securities ............................................      3,113,039       3,275,968
         Federal funds sold ...............................................      1,698,321       1,380,017
         Deposits in banks ................................................         17,355          28,693
                                                                              ------------    ------------

         Total interest income ............................................     22,963,009      21,259,418

Interest expense on deposits ..............................................     10,344,798       9,773,543
                                                                              ------------    ------------

         Net interest income ..............................................     12,618,211      11,485,875

Provision for loan losses .................................................        120,000         145,947
                                                                              ------------    ------------

         Net interest income after provision for loan losses ..............     12,498,211      11,339,928
                                                                              ------------    ------------

Non-interest income:
         Service fees .....................................................        721,812         688,101
         Net securities gains .............................................         15,300         142,957
         Gain on sale of premises and equipment and other real
                  estate owned ............................................        376,980         368,139
         Rental income ....................................................        345,898         374,080
         Other income .....................................................         26,499         178,468
                                                                              ------------    ------------

         Total non-interest income ........................................      1,486,489       1,751,745
                                                                              ------------    ------------

Non-interest expense:
Salaries, wages and employee benefits .....................................      3,388,065       3,158,374
Occupancy and equipment ...................................................      1,186,615       1,226,211
Other .....................................................................      1,679,956       2,197,679
                                                                              ------------    ------------

         Total non-interest expense .......................................      6,254,636       6,582,264
                                                                              ------------    ------------

         Income from continuing operations before income taxes
                                                                                 7,730,064       6,509,409
Provision for income taxes ................................................      2,544,000       1,936,000
                                                                              ------------    ------------

         Income from continuing operations ................................      5,186,064       4,573,409

Discontinued operations:
         Income (loss) from discontinued real estate activities, net of
            income taxes ..................................................        (43,211)        781,065
                                                                              ------------    ------------

         Net Income .......................................................   $  5,142,853    $  5,354,474
                                                                              ============    ============



The accompanying notes are an integral part of these Financial Statements.

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 1996 and 1995


                                                                                                       UNREALIZED
                                                                                                      HOLDING GAIN
                                                                                                      ON SECURITIES
                                              COMMON STOCK                                              AVAILABLE
                                                            PAR          CAPITAL         RETAINED       FOR SALE,
                                          SHARES           VALUE         SURPLUS         EARNINGS      NET OF TAXES        TOTAL
                                       ------------    ------------    ------------    ------------    ------------    ------------
Balance, December 31, 1994                  672,600    $  1,681,500    $  5,169,436    $ 23,791,546    $          0    $ 30,642,482

Change in unrealized
   holding gain on securities
   available for sale,
   net of taxes                                   0               0               0               0         168,508         168,508

Repurchase and retirement of
common shares outstanding                   (22,552)        (56,380)     (1,027,469)              0               0      (1,083,849)

Change in par value                               0        (975,072)        975,072               0               0               0

Shares issued upon three-for-one
stock split                               1,300,096       1,300,096      (1,300,096)              0               0               0

Net income                                        0               0               0       5,354,474               0       5,354,474
                                       ------------    ------------    ------------    ------------    ------------    ------------


Balance, December 31, 1995                1,950,144       1,950,144       3,816,943      29,146,020         168,508      35,081,615

Change in unrealized
   holding gain on
   securities available for
   sale, net of taxes                             0               0               0               0         (86,244)        (86,244)

Distribution of common stock of
   Orangewood Homes, Inc. at
   book value                                     0               0               0      (5,000,000)              0      (5,000,000)
                                       ------------    ------------    ------------    ------------    ------------    ------------

Net income                                        0               0               0       5,142,853               0       5,142,853

Balance, December 31, 1996                1,950,144    $  1,950,144    $  3,816,943    $ 29,288,873    $     82,264    $ 35,138,224
                                       ============    ============    ============    ============    ============    ============





The accompanying notes are an integral part of these Financial Statements.

TRANSFLORIDA BANK AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1996 and 1995

                                                                                    1996            1995
                                                                                ------------    ------------
Cash flows from operating activities:
   Net income                                                                   $  5,142,853    $  5,354,474
   Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                      468,661         566,781
   Provision for loan losses                                                         120,000         145,947
   Accretion of discount on investment securities, net of amortization of
     premium                                                                         (18,995)        (79,281)
   Net securities gains                                                              (15,300)       (142,957)
   Gain on sale of premises and equipment and other real estate owned               (376,980)       (368,139)
   Change in operating assets and liabilities, net of effects of divestiture:
     Real estate held for development and sale                                      (734,257)     (1,756,355)
     Interest receivable                                                              41,073        (562,100)
     Other assets                                                                    358,314        (238,222)
     Interest payable                                                               (118,762)        412,492
     Accounts payable and other liabilities                                          151,869        (255,877)
                                                                                ------------    ------------

     Total adjustments                                                              (124,377)     (2,277,711)
                                                                                ------------    ------------

     Net cash provided by operating activities                                     5,018,476       3,076,763
                                                                                ------------    ------------

Cash flows from investing activities:
   Decrease in interest bearing deposits with other banks                            198,000               0
   Purchases of investment securities:
     Securities held to maturity                                                 (15,857,782)    (16,674,528)
   Proceeds from sales or redemptions of investment securities:
     Securities available for sale                                                 6,934,062         729,600
     Securities held to maturity                                                  11,858,125       9,899,382
   Net increase in loans                                                         (14,714,654)    (15,246,836)
   Decrease of real estate held for investment, net                                        0       2,499,012
   Net capital expenditures                                                         (263,944)       (243,050)
   Decrease in other real estate owned                                               251,532       1,448,119
                                                                                ------------    ------------

     Net cash used in investing activities                                       (11,594,661)    (17,588,301)
                                                                                ------------    ------------

Cash flows from financing activities:
   Net increase (decrease) in demand, savings, money market and NOW
     accounts                                                                      2,826,028        (238,425)
   Net increase in time deposits                                                  17,087,654      19,307,566
   Principal reduction of notes payable                                                    0      (1,940,042)
   Repurchase of common shares                                                             0      (1,083,849)
                                                                                ------------    ------------

     Net cash provided by financing activities                                    19,913,682      16,045,250
                                                                                ------------    ------------
Net increase in cash and cash equivalents                                         13,337,497       1,533,712

Cash and cash equivalents at beginning of year                                    31,460,755      29,927,043
                                                                                ------------    ------------

Cash and cash equivalents at end of year                                        $ 44,798,252    $ 31,460,755
                                                                                ============    ============

Supplemental disclosures:
   Cash paid for:
     Interest                                                                   $ 10,463,562    $  9,361,049
     Income taxes                                                                  2,354,492       2,378,756


The accompanying notes are an integral part of these Financial Statements.

TRANSFLORIDA BANK AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION AND BASIS OF PRESENTATION:

         Transflorida Bank (the "Bank") is a commercial bank organized under the banking laws of the State of Florida. The Bank is a state-chartered commercial bank with seven locations in Broward County, Florida and four locations in Palm Beach County, Florida. The Bank principally extends credit for commercial and residential mortgage loans, substantially all of which are located in South Florida. The Bank's subsidiaries, which are all wholly-owned, are primarily engaged in the business of originating, servicing, and holding mortgages related to real estate. Prior to October 31, 1996, certain subsidiaries were also engaged in the business of purchasing, developing and selling commercial and residential real estate.

         During 1996, the Federal Deposit Insurance Corporation ("FDIC") denied the Bank's application to continue real estate development activities through its subsidiaries and required that a plan be adopted and a divestiture be implemented by December 31, 1996. On May 21, 1996, the Bank's board of directors approved a divestiture plan which included a reduction of equity in the Bank and a subsequent distribution to shareholders of a like amount of stock in Orangewood Homes, Inc. ("OHI"), the holder of all impermissible real estate activities. In a letter dated August 19, 1996, the FDIC approved the Bank's divestiture plan. The tax-free distribution was made as of the close of business on October 31, 1996. The Bank has accounted for the financial results of OHI prior to the spin-off as a discontinued operation.

         Previously reported financial statements for the prior year and certain amounts in the accompanying financial statements and notes thereto have been restated to conform to the current year presentation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The Bank's accounting policies and reporting practices conform with generally accepted accounting principles and with predominant practices in the banking industry. The following is a description of significant accounting policies.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. See allowance for loan losses for estimates made by management in the determination of the amount.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consists of cash on hand, non-interest bearing amounts due from banks, and federal funds sold. The Bank sells federal funds and places deposits with other financial institutions which may exceed federally insured limits.

         INVESTMENT SECURITIES HELD-TO-MATURITY

         Investment securities that management has the positive intent and ability at the time of purchase to hold until maturity are classified as held-to-maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the effective interest method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the consolidated statement of income.

         INVESTMENT SECURITIES AVAILABLE FOR SALE

         Investment securities to be held for indefinite periods of time, and may or may not be held to maturity, are classified as available for sale. Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value. Both unrealized holding gains and losses on securities available for sale, net of taxes, are included as a separate component of shareholders' equity in the consolidated balance sheet until these gains or losses are realized. The cost of investment securities sold is determined by the specific identification method. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statement of income.

         During December 1995, the Bank reclassified $12,229,614 from the held-to-maturity portfolio to the available-for-sale category. This reclassification was executed in conformity with the Financial Accounting Standards Board's Special Report regarding investment securities.

         LOANS AND ALLOWANCE FOR LOAN LOSSES

         Loans are stated at the amount of unpaid principal, reduced by unearned loan origination fees and discounts and an allowance for loan losses. Unearned discounts on installment loans are recognized as income over the terms of the loans, based upon a method which approximates the interest method. Nonrefundable fees and certain costs associated with lending activities are deferred and amortized as an adjustment to the yield of the loans over the term of the loans. The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of impaired loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay.

         Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is unlikely. A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. This measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

         REAL ESTATE

         Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lesser of fair value at the date of foreclosure, less estimated selling costs or the unpaid loan balance. Upon classification as other real estate, the excess of the unpaid balance of the loans over the fair value of the collateral, less estimated selling costs, is charged to the allowance for loan losses. Costs incurred to refurbish the properties and other holding costs incurred during the refurbishment period are capitalized and added to the basis of the properties. Net expenses of maintaining properties, subsequent write-downs due to changes in market conditions and gains or losses on disposition are charged or credited to income, as appropriate.

         Prior to October 31, 1996, certain subsidiaries held real estate for development, sale and investment. As discussed in Note 1, these subsidiaries were divested. Real estate held for development and sale is stated at the lower of cost or fair value, less estimated selling costs. Financing costs (which include interest on land and development loans, construction loan service fees and interest on construction loans) and property taxes are capitalized during the construction period and are expensed thereafter. The amount of interest capitalized during 1996 and 1995 was $202,642 and $151,399, respectively. Real estate held for investment is carried at the lower of cost, including cost of improvements and amenities incurred subsequent to acquisition, or fair value. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed.

         PREMISES AND EQUIPMENT

         Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided principally on the straight-line basis over the estimated useful life of each type of asset. Leasehold improvements are amortized over the term of the respective leases or the estimated useful life of the asset, whichever is shorter. Gains or losses are credited or charged to income upon disposition. Maintenance and repairs are charged to expense as incurred; improvements and betterments are capitalized.

         INCOME TAXES

         Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the time periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

3.       INVESTMENT SECURITIES:

         The amortized cost and fair value of investment securities at December 31, 1996 and 1995 are as follows:

                                                                   DECEMBER 31, 1996
                                             -----------------------------------------------------------
                                                               GROSS            GROSS         ESTIMATED
                                               AMORTIZED     UNREALIZED      UNREALIZED        MARKET
                                                 COST          GAINS           LOSSES          VALUE
                                             ------------   ------------    ------------    ------------
Available-for-Sale:
U.S. Treasuries and obligations of U.S.
   government corporations and agencies      $  2,150,000   $      4,463    $          0    $  2,154,463

Obligations of states and political
   subdivisions                                 2,513,327        127,434               0       2,640,761
Equity securities                                 200,000              0               0         200,000
                                             ------------   ------------    ------------    ------------

Total investment securities                  $  4,863,327   $    131,897    $          0    $  4,995,224
                                             ============   ============    ============    ============

Held-to-Maturity:
U.S. Treasuries and obligations of U.S.
   government corporations and agencies      $ 25,781,024   $    189,293    $   (198,853)   $ 25,771,464
Obligations of states and political
   subdivisions                                13,567,868      1,096,768          (8,509)     14,656,127
Foreign government bonds                          150,000          1,174          (7,500)        143,674
                                             ------------   ------------    ------------    ------------

                                             $ 39,498,892   $  1,287,235    $   (214,862)   $ 40,571,265
                                             ============   ============    ============    ============

                                                                   DECEMBER 31, 1995
                                             -----------------------------------------------------------
                                                                GROSS           GROSS         ESTIMATED
                                               AMORTIZED      UNREALIZED     UNREALIZED        MARKET
                                                 COST           GAINS          LOSSES          VALUE
                                             ------------   ------------    ------------    ------------
Available-for-Sale:
U.S. Treasuries and obligations of U.S.
   government corporations and agencies      $  8,449,646   $     70,096    $     (5,990)   $  8,513,752
Obligations of states and political
   subdivisions                                 3,147,743        195,403               0       3,343,146
Equity securities                                 200,000              0               0         200,000
                                             ------------   ------------    ------------    ------------

Total investment securities                  $ 11,797,389   $    265,499    $     (5,990)   $ 12,056,898
                                             ============   ============    ============    ============

Held-to-Maturity:
U.S. Treasuries and obligations of U.S.
   government corporations and agencies      $ 22,594,682   $    500,130    $    (50,989)   $ 23,043,823
Obligations of states and political
   subdivisions                                12,745,258      1,342,139          (2,113)     14,085,284
Foreign government bonds                          125,000          4,290               0         129,290
                                             ------------   ------------    ------------    ------------

                                             $ 35,464,940   $  1,846,559    $    (53,102)   $ 37,258,397
                                             ============   ============    ============    ============

         The amortized cost and fair value of investment securities (other than equity securities) at December 31, 1996 by contractual maturities, are shown below. Expected maturities will differ from contractual maturities as borrowers often have the right to call or prepay obligations with, or without, call or prepayment penalties.

                                                AVAILABLE-FOR-SALE            HELD-TO-MATURITY
                                             -------------------------   -------------------------
                                                            ESTIMATED                    ESTIMATED
                                              AMORTIZED      MARKET       AMORTIZED       MARKET
                                                 COST        VALUE          COST          VALUE
                                             -----------   -----------   -----------   -----------
Due in one year or less                      $ 2,802,104   $ 2,822,740   $         0   $         0
Due after one year through five years          1,861,223     1,972,484    16,101,279    16,261,150
Due after five years through ten years                 0             0    11,690,048    11,821,688
Due after ten years                                    0             0    11,707,565    12,488,427
                                             -----------   -----------   -----------   -----------

                                             $ 4,663,327   $ 4,795,224   $39,498,892   $40,571,265
                                             ===========   ===========   ===========   ===========


         During 1995, gross gains of approximately $138,000 were realized on sales of securities classified as available for sale. During 1996 and 1995, gross gains of approximately $15,000 and $4,000, respectively, were realized on calls of securities classified as held to maturity.

         Securities with aggregate book and market values of approximately $1,442,000 and $1,470,000 respectively, in 1996, and $1,385,000 and
         $1,432,000, respectively, in 1995, were pledged as collateral for public deposits and for other purposes required or permitted by law.

4.       LOANS AND ALLOWANCE FOR LOAN LOSSES:

         Major classifications of loans are as follows:

                                                          DECEMBER 31,
                                                -------------------------------
                                                     1996              1995
                                                -------------     -------------
Real estate                                     $ 181,114,434     $ 164,311,687
Commercial                                          2,945,050         2,295,084
Installment and other                                 616,664           405,880
                                                -------------     -------------

                                                  184,676,148       167,012,651
Unearned loan origination fees                       (851,148)         (796,130)
                                                -------------     -------------

                                                  183,825,000       166,216,521
Allowance for loan losses                          (1,893,598)       (1,698,195)
                                                -------------     -------------

                  Loans, net                    $ 181,931,402     $ 164,518,326
                                                =============     =============

Loans on which the accrual of interest has been discontinued amounted to approximately $564,000 and $735,000 at December 31, 1996 and 1995, respectively. Had the Bank included in income, interest on loans not accruing interest, interest income on loans would have increased by approximately $18,500 and $47,800 in 1996 and 1995, respectively.

                                                     YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                    1996               1995
                                                 -----------        -----------
Balance, beginning of year                       $ 1,698,195        $ 1,716,615
Provision charged to operations                      120,000            145,947
Loans charged off                                    (17,623)          (176,383)
Recoveries                                            93,026             12,016
                                                 -----------        -----------

Balance, end of year                             $ 1,893,598        $ 1,698,195
                                                 ===========        ===========

5.       PREMISES AND EQUIPMENT:

         The major classifications of premises and equipment are as follows:

                                                           DECEMBER 31,
                                                   ----------------------------
                                                      1996             1995
                                                   -----------      -----------
Land                                               $   801,720      $   885,306
Buildings                                            4,698,654        4,936,133
Leasehold improvements                                 501,699          501,699
Furniture and equipment                              2,725,220        2,644,335
Vehicles                                               196,855          148,233
                                                   -----------      -----------

                                                     8,924,148        9,115,706
Accumulated depreciation and amortization           (4,059,855)      (3,779,206)
                                                   -----------      -----------

Premises and equipment, net                        $ 4,864,293      $ 5,336,500
                                                   ===========      ===========

6.       INCOME TAXES:

         The provision for income taxes from continuing operations consists of the following:

                                                      YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                      1996              1995
                                                   -----------       -----------
Current:
         Federal                                   $ 2,268,720       $ 1,148,653
         State                                         351,484           201,546
                                                   -----------       -----------

                                                     2,620,204         1,350,199
                                                   -----------       -----------
Deferred
         Federal                                       (66,936)          515,347
         State                                          (9,268)           70,454
                                                   -----------       -----------

                                                       (76,204)          585,801
                                                   -----------       -----------

                                                   $ 2,544,000       $ 1,936,000
                                                   ===========       ===========

         Income tax expense differs from the amounts computed by applying the U.S. federal statutory tax rates to income before income taxes due principally to interest income exempt from Federal income taxes.

         At December 31, 1996 and 1995, the Bank had a net deferred tax asset (liability) of $95,000 and ($60,000), respectively. The deferred tax asset results principally from the differences in the accounting for the provision for loan losses, depreciation on bank premises and equipment, other real estate owned, and differences in revenue recognition methods on real estate sales for financial statement purposes.

7.       FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

         The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

         The Bank's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments.

         The approximate amount of exposure of financial instruments whose contract amounts represent off-balance-sheet credit risk is as follows:

                                                              DECEMBER 31,
                                                       -------------------------
                                                          1996          1995
                                                       -----------   -----------
Unfunded loan commitments                              $12,348,000   $10,076,000
Commitments to extend credit under standby
   letters of credit                                     1,204,000       692,000
                                                       -----------   -----------

Total                                                  $13,552,000   $10,768,000
                                                       ===========   ===========

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the lines of credit expire without being fully drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank uses the same credit policies in making lines of credit as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the Bank's credit evaluation. Collateral varies, but generally consists of real estate.

8.       OTHER COMMITMENTS AND CONTINGENT LIABILITIES:

         LEASES

         The Bank leases certain of its banking facilities and equipment under operating leases, which expire on various dates through 2000. Many of these lease agreements contain options for renewal and annual rent increases. Rental expense under these leases for the years ended December 31, 1996 and 1995, was approximately $130,000 and $115,000, respectively. Based upon the existing leases, the minimum future noncancelable rental payments are as follows:

    FOR THE YEAR ENDING
       DECEMBER 31,
    -------------------
          1997                                                $116,000
          1998                                                  66,000
          1999                                                  54,000
          2000                                                  27,000
          2001                                                  15,000
                                                              --------
                                                              $278,000
                                                              ========

         LITIGATION

         The Bank is a defendant in various claims and actions arising out of the normal course of its business. In the opinion of the management of the Bank, based upon a review with its counsel, none of these matters would have a material adverse effect on the Bank's financial position if it were unable to resolve them successfully.

9.       RELATED PARTY TRANSACTIONS:

         Loans - At December 31, 1996 and 1995, certain officers and directors, and their related entitles were indebted to the Bank in the aggregate approximate amount of $906,000 and $2,191,000, respectively. At December 31, 1996, OHI and subsidiaries were indebted to the Bank in the approximate aggregate of $2,295,000.

         Profit Participation Agreement - Other liabilities include approximately $442,000 and $588,000 as of December 31, 1996 and 1995, respectively, for amounts due to a shareholder and member of the Board of Directors, from a profit participation agreement associated with certain real estate projects.

         Consulting Fees - A director and shareholder of the Bank provides consulting services to the Bank regarding the operations of its subsidiaries. Consulting fees paid were $100,000 in 1996 and 1995.

         Sales Commissions - Two of the Bank's directors and principal shareholders are also principals in a real estate brokerage company employed by the Bank to act as a sales agent for the Bank's and the subsidiaries' real estate. Fees for these services are paid by the seller at the time of closing and are substantially less than prevailing market rates. Commission fees paid were approximately $163,000 and $175,000 in 1996 and 1995, respectively.

10.      REGULATORY MATTERS:

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as well capitalized under regulatory guidelines. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                           To Be Well
                                                                                                        Capitalized Under
                                                                        For Capital                     Prompt Corrective
                                               Actual                Adequacy Purposes                  Action Provisions
                                      ----------------------     ---------------------------      -----------------------------
                                        Amount        Ratio          Amount         Ratio             Amount           Ratio
                                      -----------   --------     --------------   ----------      ----------------   ----------
AS OF DECEMBER 31, 1996:

     Total Capital
         (to Risk Weighted Assets)    $36,949,558     19.3%      >=$15,300,764      >=8.0%         >=$19,125,954      >=10.0%

     Tier I Capital
         (to Risk Weighted Assets)    $35,055,960     18.3%       >=$7,650,382      >=4.0%         >=$11,475,573       >=6.0%

     Tier I Capital
         (to Average Assets)          $35,055,960     12.5%       >=$8,399,040      >=3.0%         >=$13,998,400       >=5.0%

AS OF DECEMBER 31, 1995:
     Total Capital
         (to Risk Weighted Assets)    $36,611,301     20.2%      >=$14,487,616      >=8.0%         >=$18,109,520      >=10.0%

     Tier I Capital
         (to Risk Weighted Assets)    $34,913,106     19.3%       >=$7,243,808      >=4.0%         >=$10,865,712       >=6.0%

     Tier I Capital
         (to Average Assets)          $34,913,106     13.3%       >=$7,867,260      >=3.0%         >=$13,112,100       >=5.0%

         The Bank is also subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1996, approximately $15,555,000 of retained earnings were available for dividend declaration without prior regulatory approval.

11.      COMMON STOCK TRANSACTIONS:

         In June 1995, the Bank repurchased and subsequently retired 22,552 shares of its common stock from former shareholders for an aggregate purchase price of approximately $1.1 million. The difference between the par value and the repurchase price of the shares was treated as a reduction of capital surplus.

         In June 1995, the Bank's shareholders approved an amendment to the Bank's Articles of Incorporation to increase the number of authorized shares of common stock from 672,600 shares to 2,017,800 shares and to decrease the par value per share of common stock from $2.50 to $1.00. Accordingly, $975,072 was reclassified from common stock to capital surplus. In June 1995, the Bank effected a three-for-one split of its common stock. A total of 1,300,096 shares of common stock were issued in connection with the split.

12.      EMPLOYEE BENEFIT PLAN:

         Effective June 1, 1995, the Bank adopted a defined contribution plan covering substantially all eligible employees. The Bank's contribution to the plan was approximately $32,000 in 1996 and $15,000 in 1995.

13.      SUPPLEMENTAL CASH FLOW INFORMATION:

         Significant non-cash investing and financing activities are as follows:

         1. Loans transferred to other real estate owned during 1996 and 1995 amounted to $2,363,513 and $1,330,276, respectively. Bank financing provided for sales of premises and equipment other real estate owned amounted to $2,744,856 for 1996.

         2. During 1995, a building and land with a carrying value of $581,775 was transferred from real estate held for investment to premises and equipment.

         3. As of December 31, 1995, available-for-sale securities had a net unrealized gain of $168,508, net of income taxes, as a separate component of shareholders' equity. The unrealized gain recognized as of December 31, 1995, approximated the unrealized gain recorded at the date of transfer of the securities from held to maturity to available for sale. For 1996, the unrealized gain, net of income taxes, decreased by $86,244.

         4. On October 31, 1996, the Bank distributed the common stock of OHI, as part of a mandated divestiture plan. The distribution was recorded at book value of $5,000,000 and consisted of the following:

                    Real estate held for development and sale   $ 6,846,231

                    Real estate held for investment                 572,893

                    Other real estate owned                         162,035

                    Other assets                                    249,404

                    Loans payable to Bank                        (2,437,079)

                    Accounts payable and other liabilities         (393,484)
                                                                -----------
                                                                $ 5,000,000
                                                                ===========

14.      DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

         CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD AND INTEREST BEARING DEPOSITS IN BANK -

         For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

         INVESTMENT SECURITIES - The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 to the consolidated financial statements provides information on estimated fair values at December 31, 1996 and 1995.

         LOANS - The fair value of loans is estimated based on present values using applicable discount factors based on the current rates of interest charged by the Bank for similar transactions. At December 31, 1996 and 1995, the fair value of loans receivable approximated $185,000,000 and $171,000,000, respectively.

         DEPOSIT LIABILITIES - The fair value of demand deposits, savings and NOW accounts, and money market deposits is the amount payable on demand (carrying amount). The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar maturities. At December 31, 1996 and 1995, the fair value of time deposits approximated $187,000,000 and $168,000,000, respectively. Management has not assessed the value of its core deposit base.

         COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. Commitments to extend credit and unissued letters of credit generally bear interest at variable market rates. Accordingly, the carrying amounts of such financial instruments approximate their fair values.

15.      DISCONTINUED OPERATIONS:

         On October 31, 1996, the Bank's 100% investment in OHI was spun off in a tax free distribution to the Bank's shareholders. The Bank's shareholders of record as of September 30, 1996 received one share of OHI for each Bank common share owned. This transaction resulted in a noncash distribution to the Bank's shareholders totaling $5,000,000, the book value of OHI's underlying net assets.

         The operating results of the discontinued operation are summarized as follows:

                                                           YEARS ENDED DECEMBER 31
                                                          --------------------------
                                                              1996           1995
                                                          -----------    -----------
         Sales of real estate                             $ 6,696,932    $ 8,993,680
         Cost of real estate sold                          (6,537,215)    (8,577,293)
         Other income (expense                               (229,928)       836,678
                                                          -----------    -----------
         Income (loss) from operations before taxes           (70,211)     1,253,065
         Income taxes (benefit)                               (27,000)       472,000
                                                          -----------    -----------
         Income (loss) from discontinued operations       $   (43,211)   $   781,065
                                                          ===========    ===========

         For financial reporting purposes, results of operations of OHI are included in the Bank's consolidated financial statements as a component of discontinued operations.

         Profit from retail land sales and sales of residential units is recognized when title has passed, minimum down payment requirement have been met, and collectibility of the sales price is reasonably assured. When a sale does not meet these requirements, profit is deferred until the requirements are met.

                                                                      APPENDIX A




                      AGREEMENT AND PLAN OF REORGANIZATION

                                   AS AMENDED

                                 BY AND BETWEEN

                                TRANSFLORIDA BANK

                                       AND

                           UNION PLANTERS CORPORATION



                          DATED AS OF FEBRUARY 26, 1998

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Parties...................................................................  A-6
PREAMBLE..................................................................  A-6
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER..............................  A-7
  1.1    Merger...........................................................  A-7
  1.2    Time and Place of Closing........................................  A-7
  1.3    Effective Time...................................................  A-7
  1.4    Execution of Related Agreements..................................  A-7
  1.5    Restructure of Transaction.......................................  A-7
ARTICLE 2 - TERMS OF MERGER...............................................  A-8
  2.1    Articles of Association..........................................  A-8
  2.2    By-Laws..........................................................  A-8
  2.3    Directors and Officers...........................................  A-8
ARTICLE 3 - MANNER OF CONVERTING SHARES...................................  A-8
  3.1    Conversion of Shares.............................................  A-8
  3.2    Anti-Dilution Provisions.........................................  A-8
  3.3    Shares held by Transflorida or UPC...............................  A-8
  3.4    Fractional Shares................................................  A-8
  3.5    Dissenting Shareholders..........................................  A-9
ARTICLE 4 - EXCHANGE OF SHARES............................................  A-9
  4.1    Exchange Procedures..............................................  A-9
  4.2    Rights of Former Transflorida Shareholders.......................  A-9
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF TRANSFLORIDA................  A-10
  5.1    Organization, Standing, and Power................................  A-10
  5.2    Authority, No Breach by Agreement................................  A-10
  5.3    Capital Stock....................................................  A-11
  5.4    Transflorida Subsidiaries........................................  A-11
  5.5    Financial Statements.............................................  A-12
  5.6    Absence of Undisclosed Liabilities...............................  A-12
  5.7    Absence of Certain Changes or Events.............................  A-12
  5.8    Tax Matters......................................................  A-12
  5.9    Assets...........................................................  A-12
  5.10   Intellectual Property............................................  A-13
  5.11   Environmental Matters............................................  A-13
  5.12   Compliance With Laws.............................................  A-15
  5.13   Labor Relations..................................................  A-15
  5.14   Employee Benefit Plans...........................................  A-15
  5.15   Material Contracts...............................................  A-17
  5.16   Legal Proceedings................................................  A-17
  5.17   Reports..........................................................  A-17
  5.18   Statements True and Correct......................................  A-17
  5.19   Accounting, Tax and Regulatory Matters...........................  A-18
  5.20   State Takeover Laws..............................................  A-18
  5.21   Articles Provisions..............................................  A-18
  5.22   Derivatives......................................................  A-18
  5.23   Year 2000........................................................  A-18
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF UPC.........................  A-19
  6.1    Organization, Standing and Power.................................  A-19
  6.2    Authority; No Breach by Agreement................................  A-19
  6.3    Capital Stock....................................................  A-20
  6.4    UPC Subsidiaries.................................................  A-20
  6.5    Financial Statements.............................................  A-20

  6.6    Absence of Undisclosed Liabilities...............................  A-20
  6.7    Absence of Certain Changes or Events.............................  A-21
  6.8    Tax Matters......................................................  A-21
  6.9    Environmental Matters............................................  A-21
  6.10   Compliance With Laws.............................................  A-22
  6.11   Labor Relations..................................................  A-22
  6.12   Legal Proceedings................................................  A-22
  6.13   Reports..........................................................  A-22
  6.14   Statements True and Correct......................................  A-23
  6.15   Accounting, Tax, and Regulatory Matters..........................  A-23
  6.16   Matters Relating to UPBNA........................................  A-23
ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION......................  A-23
  7.1    Affirmative Covenants of Transflorida............................  A-23
  7.2    Negative Covenants of Transflorida...............................  A-24
  7.3    Covenants of UPC.................................................  A-25
  7.4    Adverse Changes in Condition.....................................  A-25
  7.5    Reports..........................................................  A-26
ARTICLE 8 - ADDITIONAL AGREEMENTS.........................................  A-26
  8.1    Registration Statement; Proxy Statement; Shareholder Approval....  A-26
  8.2    Authorization of Shares; Exchange Listing........................  A-26
  8.3    Applications.....................................................  A-26
  8.4    Filings With State Offices.......................................  A-27
  8.5    Agreement as to Efforts to Consummate............................  A-27
  8.6    Investigation and Confidentiality................................  A-27
  8.7    Press Releases...................................................  A-27
  8.8    Certain Actions..................................................  A-27
  8.9    Accounting and Tax Treatment.....................................  A-28
  8.10   Agreement of Affiliates..........................................  A-28
  8.11   Employee Benefits and Contracts..................................  A-28
  8.12   Indemnification..................................................  A-28
  8.13   State Takeover Laws..............................................  A-29
  8.14   UPBNA Shareholder Approval.......................................  A-29
  8.15   Assumption of Agreement by Acquiror..............................  A-29
ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE.............  A-30
  9.1   Conditions to Obligations of Each Party...........................  A-30
  9.2   Conditions to Obligations of UPC..................................  A-31
  9.3   Conditions to Obligations of Transflorida.........................  A-31
ARTICLE 10 - TERMINATION..................................................  A-32
  10.1  Termination.......................................................  A-32
  10.2  Effect of Termination.............................................  A-34
  10.3  Non-Survival of Representations and Covenants.....................  A-35
ARTICLE 11 - MISCELLANEOUS................................................  A-35
  11.1  Definitions.......................................................  A-35
  11.2  Expenses..........................................................  A-41
  11.3  Brokers and Finders...............................................  A-41
  11.4  Entire Agreement..................................................  A-41
  11.5  Amendments........................................................  A-42
  11.6  Waivers...........................................................  A-42
  11.7  Assignment........................................................  A-42
  11.8  Notices...........................................................  A-42
  11.9  Governing Law.....................................................  A-43
  11.10 Counterparts......................................................  A-43
  11.11 Captions..........................................................  A-43
  11.12 Interpretations...................................................  A-43

  11.13 Enforcement of Agreement..........................................  A-44
  11.14 Severability......................................................  A-44
Signatures................................................................  A-45

                                LIST OF EXHIBITS


EXHIBIT NUMBER        DESCRIPTION
--------------        -----------
      1.              Form of Plan of Merger.

      2.              Form of Termination Fee Agreement.

      3.              Form of Support Agreement.

      4.              Form of Affiliate Agreement.

                      AGREEMENT AND PLAN OF REORGANIZATION
                                   AS AMENDED


                  THIS AGREEMENT AND PLAN OF REORGANIZATION, AS AMENDED (this "Agreement") is made and entered into as of February 26, 1998, by and between TRANSFLORIDA BANK, a Florida state bank having its principal offices located in Boca Raton, Florida ("Transflorida"), and UNION PLANTERS CORPORATION, a Tennessee corporation having its principal offices located in Memphis, Tennessee ("UPC"). This Agreement is joined in by Union Planters Holding Corporation, a Tennessee corporation and a wholly-owned subsidiary of UPC ("UPHC"), and Union Planters Bank, National Association, a national banking association and wholly-owned subsidiary of UPHC ("UPBNA").


                                    PREAMBLE

                  The Boards of Directors of Transflorida, UPC, UPHC, and UPBNA are of the opinion that it is advisable for the welfare and best interests of the parties to this Agreement and their respective shareholders that UPHC acquire all of the assets and liabilities of Transflorida in exchange for UPC Common Stock and that UPHC transfer to UPBNA all of the assets and liabilities of Transflorida acquired by UPHC, all on the terms and conditions set forth in this Agreement.

         For federal income tax purposes, the parties to this asset acquisition agreement and plan of reorganization intend that the acquisition by UPHC, a wholly-owned subsidiary of UPC, of substantially all of the assets of Transflorida in exchange solely for shares of voting common stock of UPC and the assumption by UPHC of all of the liabilities of Transflorida, as contemplated herein, will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code, and further intend, that, pursuant to
Section 368(a)(2)(C) of the Internal Revenue Code, the acquisition by UPHC of substantially all of the assets of Transflorida will not be disqualified under Internal Revenue Code 368(a)(1)(C) by reason of the fact that the assets and liabilities of Transflorida which are acquired by UPHC are transferred by UPHC to UPBNA, a wholly-owned subsidiary of UPHC. Solely as a convenience to UPHC, Transflorida is directed to transfer all of its assets and liabilities directly to UPBNA by means of a statutory merger of Transflorida with and into UPBNA, as set forth in this Agreement. The transactions described in this Agreement are subject to the approvals of the shareholders of Transflorida, the Office of the Comptroller of the Currency, and other applicable federal and state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that (i) for federal income tax purposes the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and (ii) for accounting purposes the Merger shall qualify for treatment as a pooling of interests transaction.

                  Immediately after the execution and delivery of this Agreement, as a condition and inducement to UPC's willingness to enter into this Agreement, (i) Transflorida and UPC are entering into a termination fee agreement pursuant to which Transflorida is agreeing to pay to UPC a termination fee under certain circumstances and (ii) each of the directors of Transflorida is entering into a support agreement with UPC.

                  Certain terms used in this Agreement are defined in Section
11.1 of this Agreement.

                  NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                    ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

                  1.1 MERGER. Subject to the terms and conditions of this Agreement and the Plan of Merger, at the Effective Time, Transflorida shall be merged into and with UPBNA in accordance with the provisions of and with the effect provided in Title 12, United States Code, Section 215a (the "Merger"). UPBNA shall be the Surviving Bank resulting from the Merger and shall continue to be governed by the Laws of the United States. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Transflorida and UPC, and will, prior to the Effective Time, be approved by the respective Boards of Directors of UPHC and UPBNA, and the Plan of Merger, in substantially the form of Exhibit 1, which, prior to the Effective Time, will be approved and adopted by the Boards of Directors of Transflorida and UPBNA.

                  1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties may determine. The Closing shall be held at such place as determined by the Parties.

                  1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the Certificate of Merger reflecting the Merger issued by the OCC (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 30 days following the last to occur of (i) the effective date of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger (including the expiration of any requisite waiting period in respect thereof), (ii) the date on which the shareholders of Transflorida approve this Agreement and the Plan of Merger and (iii) the date on which all other conditions precedent (other than those conditions which relate to actions to be taken at the Closing) to each Party's obligations hereunder shall have been satisfied or waived (to the extent waivable by such Party).

                  1.4 EXECUTION OF RELATED AGREEMENTS. Simultaneously with the execution of this Agreement by the Parties and as a condition hereto, (i) Transflorida is executing and delivering to UPC a termination fee agreement (the "Termination Fee Agreement"), in substantially the form of Exhibit 2, pursuant to which Transflorida is agreeing to pay to UPC a termination fee under certain circumstances and (ii) each of the directors of Transflorida is executing and delivering to UPC support agreement (each a "Support Agreement") in substantially the form of Exhibit 3.

                  1.5 RESTRUCTURE OF TRANSACTION. UPC shall, in its reasonable discretion, have the unilateral right to revise the structure of the Merger contemplated by this Agreement in order to achieve tax benefits or for any other reason which UPC may deem advisable; provided, however, that UPC shall not have the right, without the approval of the Board of Directors of Transflorida and, if required by applicable Law, the holders of the Transflorida Common Stock, to make any revision to the structure of the Merger which: (i) changes the amount of the consideration which the holders of shares of Transflorida Common Stock are entitled to receive (determined in the manner provided in Section 3.1 of this Agreement); (ii) changes the intended tax-free effects of the Merger to UPC, Transflorida, or the holders of shares of Transflorida Common Stock or changes the intended pooling-of-interests accounting treatment; (iii) would permit UPC to pay the consideration other than by delivery of UPC Common Stock registered with the SEC (in the manner described in Section 4.1 of this Agreement); (iv) would be materially adverse to the interests of Transflorida or adverse to the holders of shares of Transflorida Common Stock; (v) would materially impede or delay consummation of the Merger; or (vi) would require a vote of UPC's shareholders under relevant state Law. UPC may exercise this right of revision by giving written notice to Transflorida in the manner provided in
Section 11.8 of this Agreement which notice shall be in the form of an amendment to this Agreement or in the form of an Agreement and Plan of Reorganization.

                                    ARTICLE 2
                                 TERMS OF MERGER

                  2.1 ARTICLES OF ASSOCIATION. The Articles of Association
(the "Articles") of UPBNA in effect immediately prior to the Effective Time shall be the Articles of the Surviving Bank until otherwise amended or repealed.

                  2.2 BY-LAWS. The By-laws of UPBNA (the "By-Laws") in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Bank until otherwise amended or repealed.

                  2.3 DIRECTORS AND OFFICERS. The directors of UPBNA in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Bank from and after the Effective Time in accordance with the By-laws of the Surviving Bank. The officers of UPBNA in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Bank from the Effective Time in accordance with the By-laws of the Surviving Bank.


                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

                  3.1 CONVERSION OF SHARES. Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, Transflorida, UPBNA, or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

                      (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                      (b) Each share of UPBNA Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                      (c) Each share of Transflorida Common Stock (excluding shares held by Transflorida, any Transflorida Subsidiary, UPC or any UPC Subsidiary, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive .8489 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(f) of this Agreement, the "Exchange Ratio"). Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of Transflorida Common Stock shall be accompanied by a UPC Right.

                  3.2 ANTI-DILUTION PROVISIONS. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) occurs prior to the Effective Time, the Exchange Ratio shall each be proportionately adjusted.

                  3.3 SHARES HELD BY TRANSFLORIDA OR UPC. Each of the shares of Transflorida Common Stock held by Transflorida, any Transflorida Subsidiary, UPC or any UPC Subsidiary, in each case other than in fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                  3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement or the Plan of Merger, each holder of shares of Transflorida Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional share of UPC Common Stock multiplied by the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

                  3.5 DISSENTING SHAREHOLDERS. Any holder of shares of Transflorida Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Section 658.44 of the Florida Banking Code shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the Florida Banking Code and surrendered to Transflorida the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Transflorida fails to perfect, or effectively withdraws or loses, such holder's right to appraisal and of payment for such holder's shares, UPC shall issue and deliver the consideration to which such holder of shares of Transflorida Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Transflorida Common Stock held by such holder. Prior to the Effective Time, Transflorida will establish an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be retained by the Surviving Bank.


                                    ARTICLE 4
                               EXCHANGE OF SHARES

                  4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, UPC shall cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former shareholders of Transflorida appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Transflorida Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). Transflorida shall have the right to review the transmittal materials. After the Effective Time, each holder of shares of Transflorida Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights have been perfected as provided in
Section 3.5 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of Transflorida Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of Transflorida Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of Transflorida Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Transflorida Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither UPC, Transflorida, nor the Exchange Agent shall be liable to a holder of Transflorida Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.


                  4.2 RIGHTS OF FORMER TRANSFLORIDA SHAREHOLDERS. At the Effective Time, the stock transfer books of Transflorida shall be closed as to holders of Transflorida Common Stock immediately prior to the Effective Time and no transfer of Transflorida Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Transflorida Common Stock (other than shares to be canceled pursuant to Section 3.3 or Section 3.5 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Bank's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Transflorida in respect of such shares of Transflorida Common Stock and in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of Transflorida shall be entitled to vote after the Effective Time at any meeting of UPC shareholders the number of whole shares of UPC Common Stock into which their shares of Transflorida Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Transflorida Common Stock for certificates representing UPC Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but, beginning 30 days after the Effective Time, no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Transflorida Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in
Section 4.1 of this Agreement. However, upon surrender of such Transflorida Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate. In the event any Transflorida Common Stock certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by UPC, the posting by such person of a bond in such amount as UPC may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate the shares of UPC Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.


                                    ARTICLE 5
                 REPRESENTATIONS AND WARRANTIES OF TRANSFLORIDA

                  Except as disclosed in the Transflorida Disclosure Memorandum, Transflorida hereby represents and warrants to UPC as follows:

                  5.1 ORGANIZATION, STANDING, AND POWER. Transflorida is a state bank duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. Transflorida is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida. Transflorida is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund.


                  5.2 AUTHORITY, NO BREACH BY AGREEMENT.

                      (a) Subject to the approval of this Agreement and the Plan of Merger by the holders of the outstanding shares of Transflorida Common Stock, Transflorida has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by Transflorida's duly constituted Board of Directors) in respect thereof on the part of Transflorida, subject to the approval of this Agreement and the Plan of Merger by the holders of the outstanding shares of Transflorida Common Stock, which is the only shareholder vote required for approval of this Agreement and the Plan of Merger and consummation of the Merger by Transflorida. Subject to such requisite shareholder approval and assuming due authorization, execution and delivery of this Agreement and the Plan of Merger, this Agreement and the Plan of Merger (which, for purposes of this sentence, shall not include the Termination Fee Agreement) represent legal, valid, and binding obligations of Transflorida, enforceable against Transflorida in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                      (b) Neither the execution and delivery of this Agreement and the Plan of Merger (which, for purposes of clause (iii) of this sentence, shall not include the Termination Fee Agreement) by Transflorida nor the consummation by Transflorida of the transactions contemplated hereby or thereby, nor compliance by Transflorida with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of Transflorida's Articles of Incorporation or By-laws, or (ii) constitute or result in a Default under, or require any Consent (excluding Consents required by Law or Order) pursuant to, or result in the creation of any Lien on any material Asset of Transflorida or any Transflorida Subsidiary under, any Contract or Permit of Transflorida or any Transflorida Subsidiary, except for such Defaults, Liens and Consents, which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida, or
(iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to Transflorida, its Subsidiaries or any of their respective material Assets.

                      (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Transflorida of the Merger and the consummation of the other transactions contemplated in this Agreement and the Plan of Merger.

                  5.3 CAPITAL STOCK. The authorized capital stock of Transflorida consists of 2,017,800 shares of Transflorida Common Stock, of which 1,950,144 shares are issued and outstanding as of the date of this Agreement and not more than 1,950,144 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of Transflorida are duly and validly issued and outstanding and are fully paid and nonassessable under the Florida Banking Code. None of the outstanding shares of capital stock of Transflorida has been issued in violation of any preemptive rights of the current or past shareholders of Transflorida. Transflorida has reserved no shares of Transflorida Common Stock for issuance under the Transflorida Stock Plans, pursuant to which options to purchase no shares of Transflorida Common Stock are outstanding. There are no shares of capital stock or other equity securities of Transflorida outstanding and no outstanding Rights relating to the capital stock of Transflorida.

                  5.4 TRANSFLORIDA SUBSIDIARIES. Transflorida has disclosed in
Section 5.4 of the Transflorida Disclosure Memorandum all of the Transflorida Subsidiaries that are corporations (identifying their jurisdiction of incorporation) and all of the Transflorida Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized, and the amount and nature of the ownership interest therein of Transflorida Subsidiaries). Transflorida or one of its wholly-owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each of the Transflorida Subsidiaries. No capital stock (or other equity interest) of any Transflorida Subsidiary is or may become required to be issued (other than to another Transflorida Subsidiary) by reason of any rights, and there are


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no Contracts by which Transflorida or any of the Transflorida Subsidiaries is
bound to issue (other than to Transflorida or another of the Transflorida Subsidiaries) additional shares of its capital stock (or other equity interests) or Rights or by which Transflorida or any of the Transflorida Subsidiaries is or may be bound to transfer any shares of the capital stock (or other equity interests) of any of Transflorida or any of the Transflorida Subsidiaries (other than to Transflorida or any of the Transflorida Subsidiaries). There are no Contracts relating to the rights of Transflorida or any Transflorida Subsidiary to vote or to dispose of any shares of the capital stock (or other equity interests) of Transflorida or any Transflorida Subsidiary. All of the shares of capital stock (or other equity interests) of each Transflorida Subsidiary held by Transflorida or any Transflorida Subsidiary are fully paid and nonassessable under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by Transflorida or a Transflorida Subsidiary free and clear of any Liens. Each Transflorida Subsidiary is either a bank, partnership, limited liability corporation, or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Transflorida Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida. The minute book and other organizational documents (and all amendments thereto) for Transflorida and each Transflorida Subsidiary that is a "Significant Subsidiary" (as such term is defined in Regulation S-X promulgated under the 1934 Act) have been or will be made available to UPC for its review, and are true and complete as in effect as of the date of this Agreement.

                  5.5 FINANCIAL STATEMENTS. Transflorida has disclosed in
Section 5.5 of the Transflorida Disclosure Memorandum, and has delivered to UPC copies of, all Transflorida Financial Statements prepared for periods ended prior to the date hereof and will deliver to UPC copies of all Transflorida Financial Statements prepared subsequent to the date hereof. The Transflorida Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of Transflorida or the Transflorida Subsidiaries, as the case may be, which are or will be, as the case may be, complete and correct in all material respects and which have been or will have been, as the case may be, maintained in accordance with good business practices and (ii) present or will present, as the case may be, fairly the consolidated financial position of Transflorida and the Transflorida Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the Transflorida Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments which were not or are not expected to be Material in amount or effect).

                  5.6 ABSENCE OF UNDISCLOSED LIABILITIES. Neither Transflorida nor any of the Transflorida Subsidiaries has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Transflorida as of September 30, 1997, included in the Transflorida Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. Except as disclosed in Section
5.6 of the Transflorida Disclosure Memorandum, neither Transflorida nor any of the Transflorida Subsidiaries has incurred or paid any Liability since September 30, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice or which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida or (ii) in connection with the transactions contemplated by this Agreement.

                  5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1997, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida.


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                  5.8 TAX MATTERS.

                      (a) All Tax Returns required to be filed by or on behalf of Transflorida or any of the Transflorida Subsidiaries have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all such Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination or refund Litigation with respect to any material Taxes, except as reserved against in the Transflorida Financial Statements made available prior to the date of this Agreement. All material Taxes and other material Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no material Liens with respect to Taxes upon any of the Assets of Transflorida or any of the Transflorida Subsidiaries.

                      (b) Neither Transflorida nor any of the Transflorida Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                      (c) Adequate provision for any material Taxes due or to become due for Transflorida or the Transflorida Subsidiaries for the period or periods through and including the date of the respective Transflorida Financial Statements has been made and is reflected on such Transflorida Financial Statements.

                      (d) Material deferred Taxes of Transflorida and the Transflorida Subsidiaries have been provided for in accordance with GAAP.

                      (e) Transflorida and the Transflorida Subsidiaries are in material compliance with, and their records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

                      (f) Neither Transflorida nor any of the Transflorida Subsidiaries has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                      (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of Transflorida or any of the Transflorida Subsidiaries that occurred during or after any Taxable Period in which Transflorida or any of the Transflorida Subsidiaries incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1996, except in connection with the transactions contemplated pursuant to this Agreement.

                      (h) Neither Transflorida nor any of the Transflorida Subsidiaries is a party to any tax allocation or sharing agreement (except with one another) and neither Transflorida nor any of the Transflorida Subsidiaries has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Transflorida) or has any material Liability for taxes of any Person (other than Transflorida and the Transflorida Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor or by Contract or otherwise.

                  5.9 ASSETS. Except as disclosed or reserved against in the Transflorida Financial Statements made available prior to the date of this Agreement, Transflorida and the Transflorida Subsidiaries have good and marketable title, free and clear of all Liens, to all of their respective Assets. Substantially, all tangible properties used in the businesses of Transflorida and its Subsidiaries are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business of Transflorida and its Subsidiaries. All Assets which

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
are material to Transflorida's business on a consolidated basis, held under leases or subleases by the Transflorida or any of the Transflorida Subsidiaries, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. Transflorida and the Transflorida Subsidiaries currently maintain insurance in amounts, scope, and coverage which, in the reasonable opinion of management of Transflorida, are adequate for the operations of Transflorida and the Transflorida Subsidiaries. Neither Transflorida nor any of the Transflorida Subsidiaries has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under any such policies of insurance and no notices have been given by Transflorida or any of the Transflorida Subsidiaries under such policies, except for claims in the ordinary course of business.

                  5.10 INTELLECTUAL PROPERTY. All of the Intellectual Property rights of Transflorida and the Transflorida Subsidiaries are in full force and effect and, if applicable, constitute legal, valid, and binding obligations of the respective parties thereto, and there have not been, and, to the Knowledge of Transflorida, there currently are not, any Defaults thereunder by Transflorida or a Transflorida Subsidiary. Transflorida or a Transflorida Subsidiary owns or is the valid licensee of all such Intellectual Property rights free and clear of all Liens or claims of infringement. Neither Transflorida nor any of the Transflorida Subsidiaries nor, to the Knowledge of Transflorida, their respective predecessors has infringed the Intellectual Property rights of others and, to the Knowledge of Transflorida, none of the Intellectual Property rights as used in the business conducted by Transflorida or the Transflorida Subsidiaries infringes upon or otherwise violates the rights of any Person, nor has any Person asserted a claim of such infringement. Neither Transflorida nor the Transflorida Subsidiaries is obligated to pay any royalties to any Person with respect to any such Intellectual Property. Transflorida or a Transflorida Subsidiary owns or has the valid right to use all of the Intellectual Property rights which it is presently using, or in connection with performance of any material Contract to which it is a party. No officer, director, or employee of Transflorida or the Transflorida Subsidiaries is party to any Contract which requires such officer, director, or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer information, or other business information or, which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including Transflorida or any of the Transflorida Subsidiaries.

                  5.11 ENVIRONMENTAL MATTERS.

                       (a) To the Knowledge of Transflorida, each of Transflorida and the Transflorida Subsidiaries, its Participation Facilities, and its Operating Properties are, and have been, in material compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida.

                       (b) To the Knowledge of Transflorida, there is no Litigation pending or threatened before any court or governmental agency in which Transflorida, any of the Transflorida Subsidiaries or any of their respective Operating Properties or Participation Facilities (or Transflorida in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named reasonably as a defendant (i) for alleged noncompliance with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material in violation of Environmental Laws, whether or not occurring at, on, under, adjacent to, or affecting a site owned, leased, or operated by Transflorida or any of the Transflorida Subsidiaries or any of their respective Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida, nor, to the Knowledge of Transflorida, is there any reasonable basis for any Litigation of a type described in this sentence.

                       (c) During the period of (i) Transflorida's or any of the Transflorida Subsidiaries' ownership or operation of any of their respective currently owned real properties, (ii) Transflorida's or any of the


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Transflorida Subsidiaries' participation in the management of any Participation
Facility, or (iii) Transflorida's or any of the Transflorida Subsidiaries' holding of a security interest in an Operating Property, to the Knowledge of Transflorida, there have been no releases of Hazardous Material in violation of Environmental Laws in, on, under, adjacent to, or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida. Prior to the period of (i) Transflorida's or any of the Transflorida Subsidiaries' ownership or operation of any of their respective current properties, (ii) Transflorida's or any of the Transflorida Subsidiaries' participation in the management of any Participation Facility, or (iii) Transflorida's or any of the Transflorida Subsidiaries' holding of a security interest in an Operating Property, to the Knowledge of Transflorida, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida.

                  5.12 COMPLIANCE WITH LAWS. Each of Transflorida and the Transflorida Subsidiaries has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except where the failure to hold such Permits would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida. Neither Transflorida nor any of the Transflorida Subsidiaries:

                       (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for such violations which would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida; or

                       (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that Transflorida or any of the Transflorida Subsidiaries is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, except for such non-compliance which would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida,
(ii) threatening to revoke any Permits, or (iii) requiring Transflorida or any of the Transflorida Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

                  5.13 LABOR RELATIONS. Neither Transflorida nor any of the Transflorida Subsidiaries is the subject of any Litigation asserting that Transflorida or any of the Transflorida Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel Transflorida or any of the Transflorida Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving Transflorida or any of the Transflorida Subsidiaries, pending or threatened, or to the Knowledge of Transflorida, is there any activity involving Transflorida's or any of the Transflorida Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

                  5.14 EMPLOYEE BENEFIT PLANS.

                       (a) Transflorida has disclosed in Section 5.14 of the Transflorida Disclosure Memorandum, and has delivered or made available to UPC prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Transflorida or the Transflorida Subsidiaries or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries of Transflorida or any Transflorida Subsidiary and under


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which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries of Transflorida or any Transflorida Subsidiary are eligible to participate (collectively, the "Transflorida Benefit Plans"). Any of the Transflorida Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Transflorida ERISA Plan." Each Transflorida ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Transflorida Pension Plan." No Transflorida Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

                       (b) All Transflorida Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws except to the extent that any failure to comply is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida. Each Transflorida ERISA Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code has either received a favorable determination letter from the Internal Revenue Service (and Transflorida is not aware of any circumstances likely to result in revocation of any such favorable determination letter) or timely application has been made therefor. To the knowledge of Transflorida, neither Transflorida nor any of the Transflorida Subsidiaries has engaged in a transaction with respect to any Transflorida Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject Transflorida or any Transflorida Subsidiary to a material Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

                       (c) No Transflorida Pension Plan has any "underfunded current liability" as that term is defined in Section 302(d)(8)(A) of ERISA and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Transflorida Pension Plan, (ii) no change in the actuarial assumptions with respect to any Transflorida Pension Plan, and (iii) no increase in benefits under any Transflorida Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida or materially adversely affect the funding status of any such plan. Neither any Transflorida Pension Plan nor any "single-employer plan," within the meaning of
Section 4001(a)(15) of ERISA, currently or formerly maintained by Transflorida or any of the Transflorida Subsidiaries, or the single-employer plan of any entity which is considered one employer with Transflorida under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or
Section 302 of ERISA. Neither Transflorida nor any of the Transflorida Subsidiaries has provided, or, to Transflorida's knowledge, is required to provide, security to a Transflorida Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

                       (d) Within the six-year period preceding the Effective Time, no material Liability under Subtitle C or D of Title IV of ERISA has been incurred by Transflorida or any of the Transflorida Subsidiaries with respect to any current, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. Neither Transflorida nor any of the Transflorida Subsidiaries has incurred any material withdrawal Liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Transflorida Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                       (e) Neither Transflorida nor any of the Transflorida Subsidiaries has any material Liability for retiree health and life benefits under any of the Transflorida Benefit Plans.

                       (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation or golden parachute) becoming due to any director or any employee of Transflorida or any of the Transflorida Subsidiaries from Transflorida or any of the Transflorida Subsidiaries under any Transflorida Benefit

Plan, (ii) materially increase any benefits otherwise payable under any Transflorida Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

                       (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Transflorida Subsidiary and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or
Section 302 of ERISA, have been fully reflected on the Transflorida Financial Statements to the extent required by and in accordance with GAAP.

                  5.15 MATERIAL CONTRACTS. Except as disclosed in Section 5.15 of the Transflorida Disclosure Memorandum, neither Transflorida, the Transflorida Subsidiaries, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $75,000, (ii) any Contract relating to the borrowing of money by Transflorida or any of the Transflorida Subsidiaries or the guarantee by Transflorida or any of the Transflorida Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business),
(iii) any Contracts which prohibit or restrict Transflorida or any of the Transflorida Subsidiaries from engaging in any business activities in any geographic area, line of business, or otherwise in competition with any other Person, (iv) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Transflorida with the Securities and Exchange Commission (the "SEC") as of the date of this Agreement if Transflorida were required to file a Form 10-K with the SEC (together with all Contracts referred to in Section 5.9 and 5.14(a) of this Agreement, the "Transflorida Contracts"). With respect to each Transflorida Contract: (i) the Contract is in full force and effect; (ii) neither Transflorida nor any Transflorida Subsidiary is in material Default thereunder; (iii) neither Transflorida nor its Subsidiaries has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Transflorida, in material Default in any respect or has repudiated or waived any material provision thereunder.

                  5.16 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of Transflorida, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against Transflorida or any of the Transflorida Subsidiaries, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against Transflorida or any of the Transflorida Subsidiaries. Section 5.16 of the Transflorida Disclosure Memorandum includes a summary report of all material Litigation as of the date of this Agreement to which Transflorida or any Transflorida Subsidiary is a party and which names Transflorida or a Transflorida Subsidiary as a defendant or cross-defendant.

                  5.17 REPORTS. Since January 1, 1994, or the applicable date of organization if later, Transflorida and each Transflorida Subsidiary has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities, and any applicable state securities or banking authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Transflorida. As of its respective date (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. None of the Transflorida Companies is required to file any SEC Documents.

                  5.18 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by Transflorida for inclusion in the Registration Statement to be filed by UPC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Transflorida for inclusion in the Proxy Statement to be mailed to Transflorida's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by Transflorida with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Transflorida, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that Transflorida or the Transflorida Subsidiaries are responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

                  5.19 ACCOUNTING, TAX, AND REGULATORY MATTERS. Neither Transflorida nor any of the Transflorida Subsidiaries has taken any action or has any Knowledge of any fact or circumstance relating to Transflorida that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement.

                  5.20 STATE TAKEOVER LAWS. Transflorida has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover laws (collectively, "Takeover Laws"), including Sections
607.0901 and 607.0902 of the FBCA.

                  5.21 ARTICLES PROVISIONS. Transflorida has taken all action so that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated by this Agreement and the Plan of Merger do not and will not result in the grant of any rights to any Person under the Articles, By-laws or other governing instruments of Transflorida or any Transflorida Subsidiary or restrict or impair the ability of UPC or any of the UPC Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Transflorida or any Transflorida Subsidiary.

                  5.22 DERIVATIVES. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Transflorida's own account, or for the account of one or more the Transflorida Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

                  5.23 YEAR 2000. Transflorida has disclosed to UPC a complete and accurate copy of Transflorida's plan, including an estimate of the anticipated associated costs, for implementing modifications to Transflorida's hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, Transflorida shall endeavor to continue its efforts to implement such plan.

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                                    ARTICLE 6
                      REPRESENTATIONS AND WARRANTIES OF UPC

                  UPC hereby represents and warrants to Transflorida as follows:

                  6.1 ORGANIZATION, STANDING AND POWER. UPC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Tennessee, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. UPC is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  6.2      AUTHORITY; NO BREACH BY AGREEMENT.

                      (a) Subject to the approval of the UPC Charter Amendment by the holders of the outstanding shares of UPC Common Stock, UPC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized (subject to the amendment of UPC's Restated Charter of Incorporation to increase the number of authorized shares of UPC Common Stock sufficient to consummate the Merger) by all necessary corporate action (including valid authorization and adoption of this Agreement by UPC's duly constituted Board of Directors) in respect thereof on the part of UPC, subject to the approval of the UPC Charter Amendment by the holders of the outstanding shares of UPC Common Stock. Assuming due authorization, execution and delivery of this Agreement by Transflorida, this Agreement (which, for purposes of this sentence, shall not include the Termination Fee Agreement) represents a legal, valid, and binding obligation of UPC, enforceable against UPC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                      (b) Neither the execution and delivery of this Agreement (which, for purposes of clause (iii) of this sentence, shall not include the Termination Fee Agreement) by UPC, nor the compliance by UPC with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of UPC's Restated Charter of Incorporation or By-laws (subject to the amendment of the UPC's Restated Charter of Incorporation to increase the number of authorized shares of UPC Common Stock), or (ii) constitute or result in a Default under, or require any Consent (excluding Consents required by Law or Order) pursuant to, or result in the creation of any Lien on any material Asset of UPC or any UPC Subsidiary under, any Contract or Permit of UPC or any UPC Subsidiary, except for such Defaults, Liens and Consents, which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to UPC or any UPC Subsidiary or any of their respective material Assets.

                      (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by UPC of the Merger and the other transactions contemplated in this Agreement.

                  6.3 CAPITAL STOCK. The authorized capital stock of UPC consists of (i) 100,000,000 shares of UPC Common Stock, of which 81,650,946 shares are issued and outstanding as of December 31, 1997 and (ii) 10,000,000 shares of UPC Preferred Stock, of which 2,188,358 shares of UPC Series E Preferred Stock are issued and outstanding. All of the issued and outstanding shares of UPC Capital Stock are, and (subject to the amendment of UPC's Restated Charter of Incorporation pursuant to the UPC Charter Amendment) all of the shares of UPC Common Stock to be issued in exchange for shares of Transflorida Common Stock upon consummation of the Merger in exchange for shares of Transflorida Common Stock upon consummation of the Merger when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the TBCA. None of the outstanding shares of UPC Capital Stock has been, and none of the shares of UPC Common Stock to be issued in exchange for shares of Transflorida Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of UPC.

                  6.4 UPC SUBSIDIARIES. Except with respect to Capital Factors, Inc., UPC or one of its wholly-owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each of the UPC Subsidiaries. No capital stock (or other equity interest) of any UPC Subsidiary is or may become required to be issued (other than to another UPC Subsidiary) by reason of any rights, and there are no Contracts by which the UPC or any of the UPC Subsidiaries are bound to issue (other than to UPC or any of the UPC Subsidiaries) additional shares of its capital stock (or other equity interests) or Rights or by which UPC or any of the UPC Subsidiaries are or may be bound to transfer any shares of the capital stock (or other equity interests) of any of UPC or any of the UPC Subsidiaries (other than to UPC or any of the UPC Subsidiaries). There are no Contracts relating to the rights of UPC or any UPC Subsidiary to vote or to dispose of any shares of the capital stock (or other equity interests) of UPC or any of the UPC Subsidiaries. All of the shares of capital stock (or other equity interests) of each UPC Subsidiary held by UPC or any UPC Subsidiary are fully paid and nonassessable (except pursuant to 12 U.S.C. Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by UPC or a UPC Subsidiary free and clear of any Liens. Each UPC Subsidiary is either a bank, a savings association, partnership, limited liability corporation, or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each UPC Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. The minute book and other organizational documents (and all amendments thereto) for each of UPC and each UPC Subsidiary that is a Significant Subsidiary have been made available to Transflorida for its review, and are true and complete as in effect as of the date of this Agreement.

                  6.5 FINANCIAL STATEMENTS. Each of the UPC Financial Statements (including, in each case, any related notes) contained in the UPC SEC Reports, including any UPC SEC Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared, or will be prepared, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented, or will fairly present, in all material respects the consolidated financial position of UPC and the UPC Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

                  6.6 ABSENCE OF UNDISCLOSED LIABILITIES. Neither UPC nor any of the UPC Subsidiaries has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of UPC as of

September 30, 1997, included in the UPC Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. Neither UPC nor any of the UPC Subsidiaries has incurred or paid any Liability since September 30, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice or which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC or (ii) in connection with the transaction contemplated by this Agreement.

                  6.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 1997, except as disclosed in the UPC SEC Reports made available prior to the date of this Agreement or in Section 6.7 of the UPC Disclosure Memorandum, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  6.8      TAX MATTERS.

                      (a) All material Tax Returns required to be filed by or on behalf of UPC or any of the UPC Subsidiaries have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all such Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, or refund Litigation with respect to any material Taxes, except as reserved against the UPC Financial Statements delivered prior to the date of this Agreement. All material Taxes and other material Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no material Liens with respect to Taxes upon any of the Assets of UPC or any of the UPC Subsidiaries.

                      (b) Adequate provision for any material Taxes due or to become due for UPC or any of the UPC Subsidiaries for the period or periods through and including the date of the respective UPC Financial Statements has been made and is reflected on such UPC Financial Statements.

                      (c) Material deferred Taxes of UPC and the UPC Subsidiaries have been provided for in accordance with GAAP.

                  6.9 ENVIRONMENTAL MATTERS.

                      (a) To the Knowledge of UPC, each of UPC and the UPC Subsidiaries, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                      (b) To the Knowledge of UPC, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which UPC or any of the UPC Subsidiaries or any of their respective Operating Properties or Participation Facilities (or UPC in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by UPC or any of the UPC Subsidiaries or any of their respective Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor, to the knowledge of UPC, is there any reasonable basis for any Litigation of a type described in this sentence.

                      (c) During the period of (i) UPC's or any of the UPC Subsidiaries' ownership or operation of any of their respective current properties, (ii) any UPC's or any of the UPC Subsidiaries' participation in the management of any Participation Facility, or (iii) UPC's or any of the UPC Subsidiaries' holding of a security interest in an Operating Property, to the Knowledge of UPC, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Prior to the period of (i) UPC's or any of UPC Subsidiaries' ownership or operation of any of their respective current properties, (ii) UPC's or any of UPC Subsidiaries' participation in the management of any Participation Facility, or (iii) UPC or any of UPC Subsidiaries' holding of a security interest in an Operating Property, to the Knowledge of UPC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  6.10 COMPLIANCE WITH LAWS. UPC is duly registered as a bank holding company under the BHC Act. Each of UPC and the UPC Subsidiaries has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except where the failure to hold such permits would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Neither UPC nor any of the UPC
Subsidiaries:

                       (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for such violations which would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC; or

                       (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that UPC or any UPC Subsidiary is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, except for such non-compliance which would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, (ii) threatening to revoke any Permits, or (iii) requiring UPC or any UPC Subsidiary to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

                  6.11 LABOR RELATIONS. Neither UPC nor any of the UPC Subsidiaries is the subject of any Litigation asserting that UPC or any of the UPC Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel UPC or any of the UPC Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving UPC or any of the UPC Subsidiaries, pending or threatened, or to the Knowledge of UPC, is there any activity involving UPC's or any of the UPC Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

                  6.12 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of UPC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against UPC or any UPC Subsidiary, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against UPC or any UPC Subsidiary.

                  6.13 REPORTS. Since January 1, 1994, or the applicable date of organization if later, UPC and each UPC Subsidiary has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements (the "UPC SEC Reports"), (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. As of its respective date (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of such reports and documents, including, the financial statements, exhibits, and schedules thereto complied in all material respects with all applicable Laws. As of its respective date, each UPC SEC Report did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for UPC Subsidiaries that are registered as a broker, dealer, or investment advisor, no UPC Subsidiary is required to file any SEC Documents.

                  6.14 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by UPC for inclusion in the Registration Statement to be filed by UPC with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by UPC for inclusion in the Proxy Statement to be mailed to Transflorida's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by UPC or any UPC Subsidiary with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Transflorida, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that UPC or any UPC Subsidiary is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

                  6.15 ACCOUNTING, TAX, AND REGULATORY MATTERS. Neither UPC or any UPC Subsidiary has taken any action or has any Knowledge of any fact or circumstance relating to UPC or Transflorida, nor has UPC or any UPC Subsidiary been advised by UPC's independent accountants of any fact or circumstance relating to UPC, that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement.

                  6.16 MATTERS RELATING TO UPBNA. UPBNA is a national banking association duly organized under the Laws of the United States, and has the corporate power and authority to carry on its business as contemplated by this Agreement and the Plan of Merger and to own, lease, and operate its Material Assets. UPBNA has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of the Plan of Merger and the consummation of the transactions contemplated therein, including the Merger, will be duly and validly authorized by all necessary corporate action in respect thereof on the part of UPBNA, subject to the approval of the Plan of Merger by UPHC as the sole shareholder of UPBNA, which is the only shareholder vote required for approval of the Plan of Merger, and the consummation of the Merger by UPBNA.


                                    ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

                  7.1 AFFIRMATIVE COVENANTS OF TRANSFLORIDA. Unless the prior written consent of UPC shall have been obtained, and except as otherwise expressly contemplated herein, Transflorida shall and shall cause each of the Transflorida Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course, (ii) use reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, and
(iii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement and the Plan of Merger.

                  7.2 NEGATIVE COVENANTS OF TRANSFLORIDA. Except as specifically permitted by this Agreement, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Transflorida covenants and agrees that Transflorida will not do or agree or commit to do, or permit any of the Transflorida Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president, or chief financial officer of UPC, which consent shall not be unreasonably withheld:

                      (a) amend the Articles, By-laws, or other governing instruments of Transflorida or any Transflorida Subsidiary; or

                      (b) incur any additional debt obligation for borrowed money (other than indebtedness of Transflorida or the Transflorida Subsidiaries to each other) in excess of an aggregate of $500,000 (for Transflorida and the Transflorida Subsidiaries on a consolidated basis) except in the ordinary course of the business of the Transflorida Subsidiaries consistent with past practices (which shall include, for the Transflorida Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any material Asset of Transflorida or any of the Transflorida Subsidiaries of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust-powers, and Liens in effect as of the date hereof that are disclosed in the Transflorida Disclosure Memorandum); or

                      (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans and other then as a result of the exercise of dissenters' rights of appraisal by shareholders of Transflorida), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Transflorida or any of the Transflorida Subsidiaries, or declare or pay any dividend or make any other distribution in respect of Transflorida's capital stock; or

                      (d) except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of its common stock or any other capital stock, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                      (e) adjust, split, combine or reclassify any capital stock of Transflorida or any of the Transflorida Subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Transflorida Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Transflorida Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Transflorida Subsidiary) or any Asset having a book value in excess of $250,000 other than in the ordinary course of business for reasonable and adequate consideration; or

                      (f) except for purchases of investment securities acquired in the ordinary course of business consistent with past practice, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned Subsidiary of Transflorida, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

                      (g) grant any increase in compensation or benefits to the employees or officers of Transflorida or the Transflorida Subsidiaries, except in the ordinary course of business consistent with past practice and disclosed in Section 7.2(g) of the Transflorida Disclosure Memorandum or as required by Law; pay


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

any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Transflorida Disclosure Memorandum; enter into or amend any severance agreements with officers of Transflorida or the Transflorida Subsidiaries; grant any material increase in fees or other increases in compensation or other benefits to directors of Transflorida or the Transflorida Subsidiaries; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits (other than the acceleration of vesting which occurs under a benefit plan upon a change of control of Transflorida); or

                      (h) enter into or amend any employment Contract between Transflorida or the Transflorida Subsidiaries and any Person (unless such amendment is required by Law) that Transflorida does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

                      (i) adopt any new employee benefit plan of Transflorida or the Transflorida Subsidiaries or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of Transflorida or the Transflorida Subsidiaries other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practices; or

                      (j) make any material change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                      (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of Transflorida or the Transflorida Subsidiaries for material money damages or restrictions upon the operations of Transflorida or the Transflorida Subsidiaries; or

                      (l) except in the ordinary course consistent with past practice, enter into, modify, amend, or terminate any material Contract (excluding any loan Contract) or waive, release, compromise, or assign any material rights or claims.

                  7.3 COVENANTS OF UPC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, UPC covenants and agrees that it shall (i) continue to conduct its business and the business of the UPC Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the UPC Common Stock and the business prospects of UPC and the UPC Subsidiaries and (ii) take no action which would
(a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment and as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement, or (c) result in UPC entering into an agreement with respect to an Acquisition Proposal with a third party which could be reasonably expected to result in the Merger not being consummated; provided, that the foregoing shall not prevent UPC or any UPC Subsidiary from acquiring any other Assets or businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the reasonable judgment of UPC, desirable in the conduct of the business of UPC and the UPC Subsidiaries and would not, in the reasonable judgment of UPC, likely delay the Effective Time to a date subsequent to the date set forth in Section 10.1(e) of this Agreement.

                  7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations,


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

warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                  7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and, to the extent permitted by Law, shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.


                                   ARTICLE 8
                              ADDITIONAL AGREEMENTS

                  8.1 REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER APPROVAL. UPC shall prepare and file the Registration Statement, of which the Proxy Statement shall form a part, with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and UPC shall take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of UPC Common Stock upon consummation of the Merger. Each of UPC and Transflorida shall furnish all information concerning it and the holders of its capital stock as the other Party may reasonably request in connection with such action. Transflorida shall call a Shareholders' Meeting, to be held as soon as practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement, the Plan of Merger, and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) the Board of Directors of Transflorida shall recommend (subject to compliance with its fiduciary duties as advised by counsel) to its shareholders the approval of the Merger, this Agreement and the Plan of Merger, and (ii) the Board of Directors (subject to compliance with its fiduciary duties as advised by counsel) and officers of Transflorida shall use their reasonable efforts to obtain shareholder approval.

                  8.2 AUTHORIZATION OF SHARES; EXCHANGE LISTING. UPC shall submit to its shareholders, at the 1998 Annual Meeting of Shareholders of UPC, a proposal to approve the UPC Charter Amendment, use its reasonable efforts to obtain approval of the UPC Charter Amendment by the shareholders of UPC, and, subject to the approval of the UPC Charter Amendment by the shareholders of UPC, shall cause such amendment to become effective and reserve for issuance a sufficient number of shares of UPC Common Stock for the purpose of issuing shares of UPC Common Stock in accordance with the provisions of this Agreement and the Plan of Merger. UPC shall use its reasonable efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of UPC Common Stock to be issued to the holders of Transflorida Common Stock pursuant to the Merger, and UPC shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

                  8.3 APPLICATIONS. UPC shall prepare and file, and Transflorida shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement and the Plan of Merger seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement and the Plan of Merger; provided, however, that no Party shall be required to seek any Consents for the exercise of any rights or performance of any obligations under the Termination Fee Agreement except as set forth in such agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the


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

transactions contemplated hereby as soon as practicable upon their becoming available. In the case of filings, such filing shall be provided to the other Party at least five business days before filing.

                  8.4 FILINGS WITH THE OCC. Upon the terms and subject to the conditions of this Agreement, UPC shall cause UPBNA to execute and file and Transflorida to execute and file the Plan of Merger with the OCC and any other documents required by the OCC to be filed with the OCC in connection with the Closing.

                  8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement and the Plan of Merger, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, however, that no party shall be required to seek any Consents or take any other actions for the exercise of any rights or performance of any obligations under the Termination Fee Agreement except as set forth in such agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement and the Plan of Merger; provided, however, that no party shall be required to seek any Consents or take any other actions for the exercise of any rights or performance of any obligations under the Termination Fee Agreement except as set forth in such agreement.

                  8.6 INVESTIGATION AND CONFIDENTIALITY.

                      (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. Neither Party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of such Party's customers, jeopardize any attorney-client privilege or contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. No investigation by a Party shall affect the representations and warranties of the other Party.

                      (b) Each Party agrees to keep or hold all information gathered pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement entered into between UPC and Transflorida prior to the date of this Agreement (the "Confidentiality Agreement").

                  8.7 PRESS RELEASES. Prior to the Effective Time, Transflorida and UPC shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section
8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

                  8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby, after the date of this Agreement, neither Transflorida, the Transflorida Subsidiaries nor any Representatives thereof retained by Transflorida or the Transflorida Subsidiaries shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Transflorida's Board of Directors as advised by counsel, Transflorida, the Transflorida Subsidiaries, or Representatives thereof shall not furnish any non-public information that it is not legally obligated


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

to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Transflorida may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. Transflorida shall promptly notify UPC orally and in writing in the event that it receives any Acquisition Proposal or inquiry related thereto. Transflorida shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

                  8.9 ACCOUNTING AND TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for pooling-of-interests accounting treatment and treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

                  8.10 AGREEMENT OF AFFILIATES. Transflorida has disclosed in
Section 8.10 of the Transflorida Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of Transflorida as of the date of this Agreement for purposes of Rule 145 under the 1933 Act. Transflorida shall use its reasonable efforts to cause each such Person to deliver to UPC not later than 40 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 4, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Transflorida Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of UPC Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of UPC and Transflorida have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. If the Merger will qualify for pooling-of-interests accounting treatment, shares of UPC Common Stock issued to such affiliates of Transflorida in exchange for shares of Transflorida Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of UPC and Transflorida have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.10 (and UPC shall be entitled to place restrictive legends upon certificates for shares of UPC Common Stock issued to affiliates of Transflorida pursuant to this Agreement to enforce the provisions of this Section 8.10). UPC shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of UPC Common Stock by such affiliates.

                  8.11 EMPLOYEE BENEFITS AND CONTRACTS.

                       (a) Following the Effective Time, UPC shall provide to officers and employees of the Transflorida and any Transflorida Subsidiary, employee benefits under employee benefit and welfare plans of UPC or the UPC Subsidiaries on terms and conditions which when taken as a whole are substantially similar to those currently provided by UPC or a UPC Subsidiary to their similarly situated officers and employees. For purposes of participation, vesting, and (except in the case of retirement plans) benefit accrual under such employee benefit plans, the service of the employees of the Transflorida and any Transflorida Subsidiary prior to the Effective Time shall be treated as service with UPC or a UPC Subsidiary participating in such employee benefit plans.

                       (b) Except as set forth in the Supplemental Letter, UPC shall, and shall cause the UPC Subsidiaries to, honor in accordance with their terms the Transflorida Benefit Plans, each as amended to the date hereof, and other contracts, arrangements, commitments or understandings disclosed in
Section 8.11 of the Transflorida Disclosure Memorandum.

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

                  8.12 INDEMNIFICATION.

                       (a) After the Effective Time, UPC shall indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of Transflorida or any of Transflorida's Subsidiaries (each, a "Transflorida Indemnified Party") (including any person who becomes a director, officer, employee, or agent prior to the Effective Time) against all Liabilities (including reasonable attorneys' fees, and expenses, judgments, fines and amounts paid in settlement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the Termination Fee Agreement) to the full extent permitted under Florida Law and by Transflorida's Articles and By-laws, as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by UPC is required to effectuate any indemnification, UPC shall direct, at the election of the Transflorida Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between UPC and the Transflorida Indemnified Party.

                       (b) Any Transflorida Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify UPC thereof, provided that the failure so to notify shall not affect the obligations of UPC under this
Section 8.12 unless and to the extent such failure materially increases UPC's liability under this Section 8.12. In the event of any such Litigation (whether arising before or after the Effective Time), (i) UPC or the Surviving Bank shall have the right to assume the defense thereof and UPC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if UPC or the Surviving Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between UPC or the Surviving Bank and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and UPC or the Surviving Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that UPC shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) UPC shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Bank shall not have any obligation hereunder to any Transflorida Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Transflorida Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                       (c) The Surviving Bank shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld.

                       (d) If either UPC or the Surviving Bank or any of their respective successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of either UPC or the Surviving Bank shall assume the obligations set forth in this Section 8.12.

                       (e) UPC shall pay all reasonable costs, including attorneys' fees, that may be incurred by any Transflorida Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 8.12.

                       (f) The provisions of this Section 8.12 are intended to be for the benefit of, and shall be enforceable by, each Transflorida Indemnified Party and his or her heirs or representatives.

                  8.13 STATE TAKEOVER LAWS. Transflorida shall use, its reasonable efforts to take all necessary steps to exempt the transactions contemplated by this Agreement from the Takeover Laws.


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

                  8.14 UPBNA SHAREHOLDER APPROVAL. This Agreement and the
Plan of Merger shall have been approved by the affirmative vote of the holders of all of the shares of the capital stock of UPBNA entitled to vote thereon.

                  8.15 ASSUMPTION OF AGREEMENT BY ACQUIROR. UPC agrees that it will be a condition precedent to UPC entering into any agreement whereby UPC shall (i) consolidate with or merge into any other entity and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its Assets to any entity, proper provision shall be made so that the successor and assigns of UPC shall specifically agree to assume UPC's obligations under this Agreement.


                                    ARTICLE 9
                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

                  9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and the Plan of Merger and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

                      (a) Shareholder Approval. The shareholders of Transflorida shall have approved this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger, as and to the extent required by Law, or by the provisions of any governing instruments. The shareholders of UPC shall have approved the UPC Charter Amendment or, in the event the UPC shareholders fail to approve the UPC Charter Amendment, UPC shall have delivered to Transflorida within 90 days after the date on which UPC shareholders fail to approve the UPC Charter Amendment, evidence that UPC will have a sufficient number of unissued shares of UPC Common Stock to satisfy, at the Effective Time, UPC's obligations under Section 3.1 of this Agreement.

                      (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (other than matters relating to the raising of additional capital or the disposition of Assets or deposit Liabilities and associated branches) which in the reasonable judgment of the Board of Directors of UPC would so materially adversely impact the financial or economic benefits of the transactions contemplated by this Agreement and the Plan of Merger that, had such condition or requirement been known, UPC would not, in its reasonable judgment, have entered into this Agreement and the Plan of Merger.

                      (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merge (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

                      (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered by Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement and the Plan of Merger.

                      (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to



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

the issuance or trading of the shares of UPC Common Stock issuable pursuant to the Merger shall have been received.

                      (f) Exchange Listing. The shares of UPC Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

                      (g) Tax Matters. UPC and Transflorida shall have received a written opinion of counsel from Alston & Bird LLP, in form and substance reasonably satisfactory to UPC, dated as of the Effective Time, substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) no gain or loss will be recognized by the shareholders of Transflorida who exchange all of their Transflorida Common Stock solely for UPC Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in UPC Common Stock or upon the exercise of dissenters' rights of appraisal), (iii) the tax basis of the UPC Common Stock received by shareholders of Transflorida who exchange Transflorida Common Stock solely for UPC Common Stock in the Merger will be the same as the tax basis of the Transflorida Common Stock surrendered in exchange therefor, (iv) the holding period of the UPC Common Stock received by shareholders of Transflorida in the Merger will include the period during which the shares of Transflorida Common Stock surrendered in exchange therefor were held, provided such Transflorida Common Stock was held as a capital asset by the holder of such Transflorida Common Stock at the Effective Time, and (v) neither Transflorida nor UPC will recognize gain or loss as a consequence of the Merger. In rendering such Tax Opinion, such counsel shall require and be entitled to rely upon representations and covenants of officers of UPC, Transflorida, and others reasonably satisfactory in form and substance to such counsel.

                  9.2 CONDITIONS TO OBLIGATIONS OF UPC. The obligations of
UPC to perform this Agreement and the Plan of Merger and consummate the Merger, and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by UPC pursuant to Section 11.6(a) of this Agreement:

                      (a) Representations and Warranties. For purposes of this
Section 9.2(a), the accuracy of the representations and warranties of Transflorida set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specific date shall speak only as of such date). The representations and warranties of Transflorida set forth in Sections 5.1, 5.2, 5.3, 5.19, 5.20, and
5.21 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Transflorida set forth in this Agreement (including the representations and warranties set forth in Sections 5.1, 5.2, 5.3, 5.19, 5.20, and 5.21) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Transflorida, provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or "Knowledge" shall be deemed not to include such qualifications.

                      (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Transflorida to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                      (c) Certificates. Transflorida shall have delivered to UPC
(i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Transflorida's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as UPC shall request.

                      (d) UPC Pooling Letter. UPC shall have received a copy of a letter, dated as of the Effective Time, addressed to it and in a form reasonably acceptable to it, from Price Waterhouse LLP to the effect that the Merger will qualify for pooling of interests accounting treatment.

                      (e) Affiliate Agreements. UPC shall have received from each affiliate of Transflorida the affiliate agreement referred to in Section
8.10 of this Agreement.

                  9.3 CONDITIONS TO OBLIGATIONS OF TRANSFLORIDA. The obligations of Transflorida to perform this Agreement and the Plan of Merger and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Transflorida pursuant to Section 12.1(b) of this Agreement.

                      (a) Representations and Warranties. For purposes of this
Section 9.3(a), the accuracy of the representations and warranties of UPC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of UPC set forth in Sections 6.1, 6.2, 6.3 and 6.15 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of UPC set forth in this Agreement (including the representations and warranties set forth in Sections 6.1, 6.2, 6.3 and 6.15) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on UPC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or "Knowledge" shall be deemed not to include such qualifications.

                      (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of UPC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                      (c) Certificates. UPC shall have delivered to Transflorida
(i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied and (ii) certified copies of resolutions duly adopted by UPC's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Transflorida shall request.


                                   ARTICLE 10
                                   TERMINATION

                  10.1 TERMINATION. Notwithstanding any other provision of this Agreement, the Plan of Merger, and notwithstanding the approval of this Agreement by the shareholders of Transflorida, this Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time:

                      (a) By mutual consent of the Board of Directors of UPC and the Board of Directors of Transflorida; or

                      (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
Section 9.2(a) of this Agreement in the case of Transflorida and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Transflorida and Section 9.3(a) of this Agreement in the case of UPC; or

                      (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
Section 9.2(a) of this Agreement in the case of Transflorida and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                      (d) By the Board of Directors of either Party in the event
(i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Transflorida fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the Florida Banking Code and this Agreement at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

                      (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by December 31, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any willful breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

                      (f) By the Board of Directors of Transflorida upon written notice to UPC at any time during the ten-day period commencing two days after the Determination Date, if either (x) both of the following conditions are satisfied:

                         (1) the Average Closing Price shall be less than the product of (i) 0.85 and (ii) the Starting Price; and

                         (2) (i) the quotient obtained by dividing the Average

         Closing Price by the Starting Price (such number being referred to herein as the "UPC Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii) (such number being referred to herein as the "Index Ratio");

or (y) the Average Closing Price shall be less than the product of 0.80 and the Starting Price;

         subject, however, to the following four sentences. If Transflorida refuses to consummate the Merger pursuant to this Section 10.1(f), it shall give prompt written notice thereof to UPC which notice shall specify which of clauses (x) or (y) is applicable (or if both would be applicable, which clause is being invoked); provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, UPC shall have the option, in the case of a failure to satisfy the condition in clause (x), to elect to increase the Exchange Ratio to equal the lesser of (i) the quotient obtained by dividing (1) the product of 0.85, the Starting Price, and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and (ii) the quotient obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the UPC Ratio. During such five-day period, UPC shall have the option, in the case of a failure to satisfy the condition in clause (y), to elect to increase the Exchange Ratio to equal a number equal to a quotient, the numerator of which is the product of 0.80, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price. If UPC makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to Transflorida of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1(f) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement or the Plan of Merger to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this
         Section 10.1(f).

                          For purposes of this Section 10.1(f), the following
terms shall have the meanings indicated:

                          "Average Closing Price" shall mean the average of the
daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) for the 20 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

                          "Determination Date" shall mean the later of the date
(i) of the Shareholders' Meeting, and (ii) on which the Consent of the OCC shall be received (without regard to any requisite waiting period thereof).

                          "Index Group" shall mean the 14 bank holding companies
listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization as of the Starting Date. In the event that any such company or companies are removed from the Index Group as a result of any of the events described in the preceding sentence, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 14 bank holding companies and the weights attributed to them are as follows:

     BANK HOLDING COMPANIES                                  WEIGHTING
     ----------------------                                  ---------
     AmSouth Bancorporation                                    5.34%
     BB&T Corporation                                          8.88
     Crestar Financial Corporation                             7.31
     Fifth Third Bancorp                                      10.27
     First Security Corporation                                7.68
     First Tennessee National Corporation                      4.25
     Firstar Corporation                                       9.60
     Huntington Bancshares, Inc.                              12.68
     Marshall & Ilsley Corporation                             6.72
     Mercantile Bancorporation, Inc.                           8.64
     National Commerce Bancorp                                 3.24
     Old Kent Financial Corporation                            3.12
     SouthTrust Corporation                                    6.62
     Star Banc Corporation                                     5.66
                                                             ------
     Total                                                   100.00%
                                                             ======

                          "Index Price" on a given date shall mean the weighted
average (weighted in accordance with the factors listed above) of the closing prices of the companies composing the Index Group.

                          "Starting Date" shall mean the fourth full trading day
after the announcement by press release of the Merger.

                          "Starting Price" shall mean the closing price per
share of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) on the Starting Date.

                       If UPC or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company or UPC shall be appropriately adjusted for the purposes of applying this Section 10.1(f).

                  10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement and the Plan of Merger pursuant to Section
10.1 of this Agreement, this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Sections 11.2 and 11.3 of this Agreement shall survive any such termination and abandonment and (ii) a termination pursuant to the terms of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement. The Termination Fee Agreement and the Confidentiality Agreements shall be governed by their own terms as to their termination.

                  10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time, except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.10 and 8.12 of this Agreement.


                                   ARTICLE 11
                                  MISCELLANEOUS

                  11.1 DEFINITIONS.

                       (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                       "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

                       "Affiliate" of a Person shall mean any other Person, directly or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person.

                       "Agreement" shall mean this Agreement, including the Termination Fee Agreement and the Exhibits delivered pursuant hereto and incorporated herein by reference.

                       "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

                       "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

                       "Certificate of Merger" shall mean the Certificate of Merger to be issued by the OCC relating to the Merger as contemplated by Section 1.1 of this Agreement.

                       "Closing Date" shall mean the date on which the Closing occurs.

                       "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

                       "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

                       "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase or impose any Liability under, any Contract, Order or Permit.

                       "Environmental Laws" shall mean all Laws relating to pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

                       "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                       "ERISA Affiliate" shall mean any trade or business, whether or not incorporated, that together with Transflorida would be deemed a "single employer" within the meaning of section 4001(b) of ERISA.

                       "Exhibits" shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

                       "FBCA" shall mean the Florida Business Corporation Act, as amended.

                       "Florida Banking Code" shall mean the Florida Banking Code, as amended.

                       "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

                       "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

                       "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                       "Intellectual Property" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

                       "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                       "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known by the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, or General Counsel of such Person.

                       "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

                       "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

                       "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current Taxes upon the assets or properties of a Party or its Subsidiaries which are not yet due and payable and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business.

                       "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                       "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement in accordance with applicable Law, provided that "Material Adverse Effect" and "material adverse impact" shall not be deemed to include the impact of (a) changes in banking and other Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior written consent of the other Party, (d) changes in economic conditions or interest rates generally affecting financial institutions, or (e) the direct effects of compliance with this Agreement and the Plan of Merger (including the expense associated with the vesting of benefits under the employment agreements and various employee benefit plans of Transflorida as a result of the Merger constituting a change of control) on the operating performance of the Parties, including expenses incurred by the Parties in consummating the transactions contemplated by the Agreement and the Plan of Merger.

                       "Merger" shall mean the merger of Transflorida Bank with and into UPBNA referred to in Section 1.1 of this Agreement.

                       "NASD" shall mean the National Association of Securities Dealers, Inc.

                       "NYSE" shall mean the New York Stock Exchange, Inc.

                       "1933 Act" shall mean the Securities Act of 1933, as amended.

                       "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

                       "OCC" shall mean the Office of the Comptroller of the Currency.

                       "Operating Property" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                       "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

                       "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

                       "Party" shall mean either Transflorida or UPC, and "Parties" shall mean both Transflorida and UPC.

                       "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

                       "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                       "Plan of Merger" shall mean the plan of merger providing for the Merger, in substantially the form of Exhibit 1.

                       "Proxy Statement" shall mean the proxy statement used by Transflorida to solicit the approval of its shareholders of the transactions contemplated by this Agreement and the Plan of Merger, which shall include the prospectus of UPC relating to the issuance of the UPC Common Stock to holders of Transflorida Common Stock.

                       "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form (so that all shares of UPC Common Stock to be issued in the Merger will be registered under the 1933 Act at the Effective Time), including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by UPC under the 1933 Act with respect to the shares of UPC

         Common Stock to be issued to the shareholders of Transflorida in connection with the transactions contemplated by this Agreement.

                       "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Department of Banking and Finance of the State of Florida, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

                       "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

                       "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other Rights, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person.

                       "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Law.

                       "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                       "Shareholders' Meeting" shall mean the meeting of the shareholders of Transflorida to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

                       "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 10% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 10% or more of the outstanding equity securities is owned directly or indirectly by its UPC; provided, there shall not be included any such entity acquired through foreclosure or any such equity the equity securities of which are owned or controlled in a fiduciary capacity.

                       "Supplemental Letter" shall mean the supplemental letter of even date herewith relating to certain understandings and agreements in addition to those included in this Agreement in substantially the form of Exhibit 5.

                       "Surviving Bank" shall mean Transflorida as the surviving bank resulting from the Merger.

                       "Tax" or "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

                       "TBCA" shall mean the Tennessee Business Corporation Act.

                       "Termination Fee Agreement" shall mean the Termination Fee Agreement of even date herewith entered into by UPC and Transflorida, substantially in the form of Exhibit 2.

                       "Transflorida Common Stock" shall mean the $1.00 par value common stock of Transflorida.

                       "Transflorida Disclosure Memorandum" shall mean the written information entitled "Transflorida Disclosure Memorandum" delivered prior to the date of this Agreement to UPC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

                       "Transflorida Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Transflorida as of September 30, 1997, and as of December 31, 1996 and 1995, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1997, and for each of the fiscal years ended December 31, 1996, 1995, and 1994, included in the Transflorida Disclosure Memorandum and (ii) the consolidated balance sheets of Transflorida (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to September 30, 1997.

                       "Transflorida Stock Plans" shall mean the existing stock option and other stock-based compensation plans of Transflorida.

                       "Transflorida Subsidiaries" shall mean the Subsidiaries of Transflorida, which shall include Transflorida Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, or other organization acquired as a Subsidiary of Transflorida in the future and owned by Transflorida at the Effective Time.

                       "UPBNA Common Stock" shall mean the $10.00 par value common stock of UPBNA.

                       "UPC Capital Stock" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock and any other class or series of capital stock of UPC.

                       "UPC Charter Amendment" shall mean the proposal to amend UPC's Restated Charter of Incorporation to increase the number of authorized shares of UPC Common Stock by up to 100,000,000.

                       "UPC Common Stock" shall mean the $5.00 par value common stock of UPC.

                       "UPC Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of UPC as of September 30, 1997, and as of December 31, 1996 and 1995, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1997 and for each of the three years ended December 31, 1996, 1995 and 1994, as filed by UPC in SEC Documents and (ii) the consolidated balance sheets of UPC (including related notes and schedules, if any) and related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1997.

                       "UPC Preferred Stock" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock and (ii) Series E 8% Cumulative, Convertible Preferred Stock, of UPC ("UPC Series E Preferred Stock").

                       "UPC Rights" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

                       "UPC Rights Agreement" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPBNA, as Rights Agent.

                       "UPC Subsidiaries" shall mean the Subsidiaries of UPC and any corporation, bank, or other organization acquired as a Subsidiary of UPC in the future and owned by UPC at the Effective Time.

                       (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

          Average Closing Price.......................  Section 10.1(f)
          Confidentiality Agreements..................  Section 8.6
          Closing.....................................  Section 1.2
          Determination Date..........................  Section 10.1(f)
          Effective Time..............................  Section 1.3
          ERISA Affiliate.............................  Section 5.14(c)
          Exchange Agent..............................  Section 4.1
          Exchange Ratio..............................  Section 3.1(c)
          Index Group.................................  Section 10.1(f)
          Index Price.................................  Section 10.1(f)
          Index Ratio.................................  Section 10.1(f)
          Merger......................................  Section 1.1
          Starting Date...............................  Section 10.1(f)
          Starting Price..............................  Section 10.1(f)
          Takeover Laws...............................  Section 5.20
          Tax Opinion.................................  Section 9.1(g)
          Transflorida Benefit Plans..................  Section 5.14(a)
          Transflorida Contracts......................  Section 5.15
          Transflorida ERISA Plan.....................  Section 5.14(a)
          Transflorida Indemnified Party..............  Section 8.12(a)
          Transflorida Options........................  Section 3.4(a)
          Transflorida Pension Plan...................  Section 5.14(a)
          Transflorida SEC Reports....................  Section 5.17
          UPC Ratio...................................  Section 10.1(f)
          UPC SEC Reports.............................  Section 6.13

                       (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

                  11.2 EXPENSES.

                       (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement based on the relative Asset sizes of the Parties at September 30, 1997.

                       (b) In the event that the Merger is not consummated and the Agreement is terminated due solely to the fact that the UPC Charter Amendment is not approved by the shareholders of UPC at the 1998 Annual Meeting of Shareholders of UPC and UPC fails to satisfy the provisions of the second sentence of Section 9.1(a) of this Agreement, UPC shall within five business days after the date of termination of this Agreement, pay to Transflorida, by check, an amount equal to $3.5 million and upon receipt of such payment, UPC shall have no further Liability to Transflorida. Except as provided in the preceding sentence, nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

                  11.3 BROKERS AND FINDERS. Except for Alex Sheshunoff & Co. as to Transflorida, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Transflorida or UPC other than those disclosed in the previous sentence, each of Transflorida and UPC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability incurred by such party in respect of any such claim.

                  11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the other documents and instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 8.12 of this Agreement.

                  11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties and Shareholders upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Transflorida Common Stock, except as contemplated herein, there shall be made no amendment that has any of the effects set forth in Section 607.1103 of the FBCA without the further approval of such shareholders.

                  11.6 WAIVERS.

                       (a) Prior to or at the Effective Time, UPC, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Transflorida, to waive or extend the time for the compliance or fulfillment by Transflorida of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of UPC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of UPC.

                       (b) Prior to or at the Effective Time, Transflorida, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by UPC, to waive or extend the time for the compliance or fulfillment by UPC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations of Transflorida under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Transflorida.

                       (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach of a waiver of any other condition or of the breach of any other term of this Agreement.

                  11.7 ASSIGNMENT. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

                  11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (provided that a copy of any such notice shall be delivered by overnight courier), by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the person at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

         Transflorida:     Transflorida Bank
                           1489 West Palmetto Park Road
                           Suite 300
                           Boca Raton, Florida  33486
                           Telecopy Number:  (561) 347-2020
                           Attention:  Carl F. Griswold
                                       President and Chief Executive Officer

         Copy to Counsel:  Zedeck & Zedeck
                           1820 Northeast 163rd Street
                           North Miami Beach, Florida  33162
                           Telecopy Number:  (305) 944-4653
                           Attention:  Leonard E. Zedeck, Esq.

         UPC:              Union Planters Corporation
                           7130 Goodlett Farms Parkway
                           Memphis, Tennessee 38018
                           Telecopy Number:  (901) 580-2939
                           Attention:  Jackson  W. Moore
                                       President and Chief Operating Officer

         Copy to Counsel:  Union Planters Corporation
                           7130 Goodlett Farms Parkway
                           Memphis, Tennessee 38018
                           Telecopy Number:  (901) 580-2939
                           Attention:  E. James House, Jr.
                                       Manager, Legal Division

                           and

                           Alston & Bird LLP
                           601 Pennsylvania Avenue, N.W.
                           North Building, Suite 250
                           Washington, D.C. 20004
                           Telecopy Number:  (202) 508-3333
                           Attention:  Frank M. Conner III

                  11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws except insofar as the Merger is governed by the Laws of the State of Florida or the United States.

                  11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                  11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

                  11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

                  11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                  11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                  IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                TRANSFLORIDA BANK



By: /s/ James B. Stoner, Jr.           By: /s/ Carl F. Griswold
    ------------------------------         -------------------------------------
    James B. Stoner, Jr.                   Carl F. Griswold
    Cashier                                President and Chief Executive Officer

[BANK SEAL]

ATTEST:                                UNION PLANTERS CORPORATION


By: /s/ E. James House, Jr.            By: /s/ Jackson W. Moore
    ------------------------------         -------------------------------------
    E. James House, Jr.                    Jackson W. Moore
    Secretary                              President and Chief Operating Officer

[CORPORATE SEAL]

         The Parties below have joined in this Agreement:


ATTEST:                                UNION PLANTERS HOLDING CORPORATION


By: /s/ E. James House, Jr.            By: /s/ Jackson W. Moore
    ------------------------------         -------------------------------------
    E. James House, Jr.                    Jackson W. Moore
    Secretary                              President and Chief Operating Officer

[CORPORATE SEAL]


ATTEST:                                UNION PLANTERS BANK,
                                         NATIONAL ASSOCIATION


By: /s/ E. James House, Jr.            By: /s/ Jackson W. Moore
    ------------------------------         -------------------------------------
    E. James House, Jr.                    Jackson W. Moore
    Secretary                              President and Chief Operating Officer

[ASSOCIATION SEAL]

                                                                      APPENDIX B


                                 PLAN OF MERGER

                                       OF

                                TRANSFLORIDA BANK

                                  WITH AND INTO

                    UNION PLANTERS BANK, NATIONAL ASSOCIATION



         Pursuant to this Plan of Merger ("Plan of Merger"), dated as of the ____ day of _______,1998, TRANSFLORIDA BANK ("Transflorida"), a state bank organized and existing under the Laws of the State of Florida, shall be merged with and into UNION PLANTERS BANK, NATIONAL ASSOCIATION ("UPBNA"), a national banking association organized and existing under the Laws of the United States, a wholly-owned subsidiary of Union Planters Holding Corporation, a corporation organized and existing under the Laws of the State of Tennessee, which is in turn a wholly-owned subsidiary of Union Planters Corporation, a corporation organized and existing under the Laws of the State of Tennessee


                                    ARTICLE 1
                                   DEFINITIONS

                  Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                  1.1 "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be issued by the OCC relating to the Merger as contemplated by Section
2.1 of this Plan of Merger.

                  1.2 "EFFECTIVE TIME" shall mean the date and time on which the Merger becomes effective pursuant to the Laws of the United States as defined in
Section 2.3 of this Plan of Merger.

                  1.3 "LAW" shall have the meaning set forth in the Merger Agreement.

                  1.4 "MERGER" shall mean the merger of Transflorida Bank with and into UPBNA as provided in Section 2.1 of this Plan of Merger.

                  1.5 "MERGER AGREEMENT" shall mean the Agreement and Plan of Reorganization, as amended, dated as of February 26, 1998, by and between UPC and Transflorida.

                  1.6 "NASD" shall mean the National Association of Securities Dealers, Inc.

                  1.7 "NYSE" shall mean New York Stock Exchange, Inc.

                  1.8 "OCC" shall mean the Office of the Comptroller of the Currency.

                  1.9 "REGULATORY AUTHORITIES" shall mean collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Department of Banking and Finance of the State of Florida, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

                  1.10 "SEC" shall mean the Securities and Exchange Commission.

                  1.11 "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 10% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 10% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                  1.12 "SURVIVING BANK" shall refer to UPBNA as the surviving bank resulting from the Merger.

                  1.13 "TRANSFLORIDA COMMON STOCK" shall mean the $1.00 par value common stock of Transflorida.

                  1.14 "TRANSFLORIDA SUBSIDIARIES" shall mean the Subsidiaries of Transflorida, which shall include such Subsidiaries described in Section 5.4 of the Merger Agreement and any corporation, bank, or other organization acquired as a Subsidiary of Transflorida in the future and owned by Transflorida at the Effective Time.

                  1.15 "UPBNA COMMON STOCK" shall mean the $10.00 par value common stock of UPBNA.

                  1.16 "UPC CAPITAL STOCK" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock, and any other class or series of capital stock of UPC.

                  1.17 "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

                  1.18 "UPC INTERIM BANK COMMON STOCK" shall mean the $1.00 par value common stock of UPC Interim Bank.

                  1.19 "UPC PREFERRED STOCK" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock and
(ii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC.

                  1.20 "UPC RIGHTS" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

                  1.21 "UPC RIGHTS AGREEMENT" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPBNA, a wholly-owned Subsidiary of UPC, as Rights Agent.

                  1.22 "UPC SUBSIDIARIES" shall mean the Subsidiaries of UPC and any corporation, bank, or other organization acquired as a Subsidiary of UPC in the future and owned by UPC at the Effective Time.


                                    ARTICLE 2
                                 TERMS OF MERGER

                  2.1 MERGER. Subject to the terms and conditions set forth in the Merger Agreement and this Plan of Merger, at the Effective Time, Transflorida shall be merged with and into UPBNA in accordance with the provisions of and with the effect provided in Title 12, United States Code,
Section 215a. UPBNA shall be the Surviving Bank and the receiving association resulting from the Merger, shall continue to conduct its business under the name "Union Planters Bank, National Association," and shall continue to be governed by the Laws of the United States.

                  2.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the UPC and Transflorida may determine. The Closing shall be held at a place as determined by UPC and Transflorida.

                  2.3 EFFECTIVE TIME. The Merger and the other transactions contemplated by this Plan of Merger shall become effective on the date and at the time specified in the Certificate of Merger reflecting the Merger issued by the OCC. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 30 days following the last to occur of (i) the effective date of the last required consent of any Regulatory Authority having authority over and approving or exempting the Merger (including expiration of any applicable waiting period in respect thereof), (ii) the date on which the shareholders of Transflorida approve the Merger Agreement and this Plan of Merger and (iii) the date on which all other conditions precedent (other than those conditions which relate to actions to be taken at the Closing) to each of UPC's and Transflorida's obligations under the Merger Agreement shall have been satisfied or waived (to the extent waivable by UPC and Transflorida).

                  2.4 ARTICLES OF ASSOCIATION. The Articles of Association (the "Articles of Association") of Transflorida in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Bank until otherwise amended or repealed. A complete set of the Articles of Association are attached hereto as Exhibit A.

                  2.5 BYLAWS. The Bylaws (the "Bylaws") of UPBNA in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank until otherwise amended or repealed. A complete set of the Bylaws are attached hereto as Exhibit B.

                  2.6 DIRECTORS AND OFFICERS. The directors of UPBNA in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Bank from and after the Effective Time in accordance with the Bylaws of the Surviving Bank. The Board of Directors of UPBNA immediately following the Merger shall be comprised of the individuals named on Exhibit C, each of whom shall serve until his respective successor is elected and qualified or until a new Board of Directors is elected as provided in the Articles of Association or Bylaws of UPBNA or as provided by Law. The officers of UPBNA in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Bank from and after the Effective Time in accordance with the Bylaws of the Surviving Bank.

                  2.7 CAPITAL STOCK. The capital stock of UPBNA upon completion of the Merger shall be $18,047,010, consisting of 1,804,701 issued and outstanding shares of common stock, par value $10.00 per share. In addition, UPBNA shall have a surplus of approximately $841,454,000 and undivided profits, including capital reserves, of approximately $543,684,000, adjusted for earnings and expenses between March 31, 1998 and the Effective Time. The capital structures of UPBNA and Transflorida are set forth on Exhibit D.

                  2.8 OFFICES AND BRANCHES. Attached hereto as Exhibit E is a list of the addresses of the main offices and all branches, existing and proposed, of the constituent banks. The main office of Transflorida will remain the main office of the Surviving Bank and no additional branches of the Surviving Bank are anticipated to be opened.

                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

                  3.1 CONVERSION OF SHARES. Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, Transflorida, UPBNA, or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

                      (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                      (b) Each share of UPBNA Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of Transflorida Common Stock Effective Time.

                      (c) Each share of Transflorida Common Stock (excluding shares held by Transflorida, any Transflorida Subsidiary, UPC, or any UPC Subsidiary, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive .8489 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(f) of the Merger Agreement, the "Exchange Ratio"). Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of Transflorida Common Stock shall be accompanied by a UPC Right.

                  3.2 ANTI-DILUTION PROVISIONS. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) occurs prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                  3.3 SHARES HELD BY TRANSFLORIDA OR UPC. Each of the shares of Transflorida Common Stock held by Transflorida, any Transflorida Subsidiary, UPC or any UPC Subsidiary, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                  3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Plan of Merger, each holder of shares of Transflorida Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional share of UPC Common Stock multiplied by the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

                  3.5 DISSENTING SHAREHOLDERS. Any holder of shares of Transflorida Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Section 658.44 of the Florida Banking Code shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of Section
658.44 of the Florida Banking Code and surrendered to Transflorida the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Transflorida fails to perfect, or effectively withdraws or loses, such holder's right to appraisal and of payment for such holder's shares, UPC shall issue and deliver the consideration to which such holder of shares of Transflorida Common

Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Transflorida Common Stock held by such holder. Prior to the Effective Time, Transflorida will establish an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be retained by the Surviving Bank.

                                    ARTICLE 4
                            DELIVERY OF CONSIDERATION

                  4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, UPC shall cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former shareholders of Transflorida appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Transflorida Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). Transflorida shall have the right to review the transmittal materials. After the Effective Time, each holder of shares of Transflorida Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Plan of Merger or as to which dissenters' rights have been perfected as provided in Section 3.5 of this Plan of Merger) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Plan of Merger, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Plan of Merger. To the extent required by Section 3.4 of this Plan of Merger, each holder of shares of Transflorida Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of Transflorida Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Transflorida Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Transflorida Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Plan of Merger notwithstanding, neither UPC, Transflorida, nor the Exchange Agent shall be liable to a holder of Transflorida Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

                  4.2 RIGHTS OF FORMER TRANSFLORIDA SHAREHOLDERS. At the Effective Time, the stock transfer books of Transflorida shall be closed as to holders of Transflorida Common Stock immediately prior to the Effective Time and no transfer of Transflorida Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Plan of Merger, each certificate theretofore representing shares of Transflorida Common Stock (other than shares to be canceled pursuant to Section 3.3 or 3.5 of this Plan of Merger) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Plan of Merger in exchange therefor, subject, however, to the Surviving Bank's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Transflorida in respect of such shares of Transflorida Common Stock and in accordance with the terms of this Plan of Merger and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of Transflorida shall be entitled to vote after the Effective Time at any meeting of UPC shareholders the number of whole shares of UPC Common Stock into which their respective shares of Transflorida Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Transflorida Common Stock for certificates representing UPC Common Stock in accordance with the provisions of this Plan of Merger. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Plan of Merger, but beginning 30 days after the Effective Time, no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Transflorida Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Plan of Merger. However, upon surrender of such Transflorida Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate. In the event any Transflorida Common Stock certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed and, if required by UPC, the posting by such person of a bond in such amount as UPC may reasonably direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, stolen, or destroyed certificate the shares of UPC Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Plan of Merger.


                                    ARTICLE 5
                                  MISCELLANEOUS

                  5.1 CONDITIONS PRECEDENT. Consummation of the Merger by UPBNA shall be conditioned on the satisfaction of, or waiver by UPC of the conditions precedent to the Merger set forth in Sections 9.1 and 9.2 of the Merger Agreement. Consummation of the Merger by Transflorida shall be conditioned on the satisfaction of, or waiver by Transflorida of, the conditions precedent to the Merger set forth in Sections 9.1 and 9.3 of the Merger Agreement. Such conditions include the approval of the Merger Agreement and this Plan of Merger by the sole shareholder of UPBNA and the OCC.

                  5.2 TERMINATION. This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto as provided in Article 10 of the Merger Agreement.


                  5.3 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original; but all of such counterparts together shall constitute one and the same instrument.

                  In Witness Whereof, the parties have caused their duly authorized officers to execute this Agreement as of the date first above written.


ATTEST:                             TRANSFLORIDA BANK


By:                                       By:
   -----------------------------             ----------------------------------

         James B. Stoner, Jr.                Carl F. Griswold
         Cashier                          President and Chief Executive Officer



                      MAJORITY OF THE BOARD OF DIRECTORS OF
                                TRANSFLORIDA BANK


--------------------------------             ----------------------------------

--------------------------------             ----------------------------------

--------------------------------             ----------------------------------

--------------------------------             ----------------------------------

--------------------------------             ----------------------------------


ATTEST:                                      UNION PLANTERS BANK,
                                                    NATIONAL ASSOCIATION


By:                                                 By:
   ----------------------------------------             -----------------------
         E. James House, Jr.                        Jackson W. Moore
         Secretary                                  President and Chief
                                                    Operating Officer


                      MAJORITY OF THE BOARD OF DIRECTORS OF
                    UNION PLANTERS BANK, NATIONAL ASSOCIATION


--------------------------------             ----------------------------------

--------------------------------             ----------------------------------

--------------------------------             ----------------------------------

--------------------------------             ----------------------------------

--------------------------------             ----------------------------------

                                                                      APPENDIX C




                                  June 18, 1998




Board of Directors
Transflorida Bank
1489 West Palmetto Park Road., Suite 300
Boca Raton, FL  33486

Members of the Board:

We understand Transflorida Bank, Boca Raton, Florida, ("Transflorida") and Union Planters Corporation, Memphis, Tennessee ("UPC") entered into an Agreement and Plan of Reorganization (the "Agreement"), which provides, among other things, for the acquisition of all of the capital stock of Transflorida by means of the merger of Transflorida (the "Merger") with and into Union Planters Bank, National Association. Pursuant to the Agreement at the Effective Time, each share of Transflorida Common Stock, issued and outstanding prior to the Effective Time, excluding Dissenting Shares, shall, by virtue of the Merger and without any action by the holder thereof, be exchanged for 0.8489 shares of UPC Common Stock (the "Exchange Ratio"). The Exchange Ratio shall be fixed and no adjustment shall be made unless the Average Closing Price of UPC Common Stock, defined in the Agreement as the average of the daily last sales prices of UPC Common Stock as reported on the NYSE for the twenty consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the later of the date (i.) of the Shareholders' Meeting, and (ii.) on which the Consent of the Board of Governors of the Federal Reserve System shall be received, if either:

         (x.) both of the following conditions are satisfied: (1.) the Average Closing Price shall be less than the product of (i.) 0.85 and (ii.) the Starting Price, and (2.) (i.) the quotient obtained by dividing the Average Closing Price by the Starting Price (the "UPC Ratio") shall be less than (ii.) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (the "Index Ratio"); or

         (y.) the Average Closing Price shall be less than the product of 0.80 and the Starting Price.

However, if Transflorida decides to terminate the transaction, UPC shall have the option in clause (x.) to increase the Exchange Ratio to equal the lesser of (i.) the quotient obtained by dividing (1.) the product of 0.85, the Starting Price, and the Exchange Ratio (as then in effect) by (2.) the Average Closing Price, and (ii.) the quotient obtained by dividing (1.) the product of the Index Ratio and the Exchange Ratio by (2.) the UPC Ratio. UPC shall have the option, in the case of a failure to satisfy the condition in clause (y.) to increase the Exchange Ratio to equal a number equal to a quotient, the numerator of which is the product of 0.80, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price.

You have requested our opinion, as to whether the Exchange Ratio to be received by the holders of shares of Transflorida Common Stock pursuant to the Agreement is fair from a financial point of view to such holders of Transflorida's Common Stock.

In connection with our opinion, we have: (i.) reviewed a copy of the Agreement; (ii.) reviewed certain publicly available financial statements and other information of Transflorida and UPC, respectively; (iii.) reviewed the Proxy Statement/Prospectus; (iv.) discussed with management the results of regulatory examinations of Transflorida; (v.) reviewed certain estimates of cost savings prepared by management arising from the transaction; (vi.) reviewed certain internal financial statements and other financial and operating data concerning Transflorida; (vii.) analyzed certain budget and financial projections of Transflorida prepared by the management of

Transflorida; (viii.) analyzed the pro forma impact of the Merger on the combined company's earnings, book value and tangible book value per share, respectively, and consolidated capitalization, market valuation and financial ratios; (ix.) reviewed the reported prices and trading activity for UPC; (x.) discussed the past and current operations and financial condition, and the prospects of Transflorida with executive management; (xi.) reviewed UPC's recent S-4 filing with the SEC relating to its acquisition of Magna Group, Inc.; (xii.) compared Transflorida and UPC from a financial point of view with certain other companies which we deemed to be relevant; (xiii.) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions, and (xiv.) performed such other analyses and examinations as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by Transflorida and UPC for the purposes of this opinion. We have not made an independent evaluation of the assets or liabilities of Transflorida, nor have we been furnished with any such appraisals. With respect to budgets and financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management of Transflorida, as to the future financial performance of Transflorida, and we have assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. We have assumed that obtaining any necessary regulatory approvals and third party consents for the merger or otherwise will not have an adverse effect on Transflorida, UPC or the combined company pursuant to the Agreement. We are not experts in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of Transflorida or UPC, nor have we been furnished with any such evaluations or appraisals. With respect to UPC, we relied solely upon publicly available data regarding UPC's financial condition and performance. We did not meet with or discuss this publicly available information with the UPC management. We did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of UPC, were not furnished with any evaluations or appraisals, and did not review any individual credit files of UPC.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have also assumed that there are no material changes in Transflorida's or UPC's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements and S-4 filing relating to the Magna transaction reviewed by us, and that off-balance sheet activities of Transflorida and UPC will not materially and adversely impact the future financial position or results of operation of Transflorida and UPC. We have also assumed the Merger will be completed as set forth in the Agreement and that no material changes will be made or restrictions imposed by regulatory or other parties on the terms of the Agreement.

Our opinion is limited to the fairness, from a financial point of view, to the holders of Transflorida's Common Stock of the Exchange Ratio and does not address Transflorida's underlying business decision to undertake the Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any stockholder as to any approval of the Merger or the Agreement. It is understood that this letter is for the information of the Board of Directors of Transflorida and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Transflorida or UPC with the Securities and Exchange Commission with respect to the Merger.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio to be received by Transflorida's Common stockholders is fair from a financial point of view to the holders of such shares.

                                                Very truly yours,


                                                ALEX SHESHUNOFF & CO.
                                                 INVESTMENT BANKING

                                                                      APPENDIX D



                        FLORIDA BANKING CODE, AS AMENDED
                                 SECTION 658.44

Section 658.44. Approval by Stockholders; Rights of Dissenters'; Preemptive
Rights

         (1) The department shall not issue a certificate of merger in a resulting state bank or trust company unless the plan of merger and merger agreement, as adopted by a majority of the entire board of directors of each constituent bank or trust company, and as approved by each appropriate federal regulatory agency and by the department, has been approved:

             (a) By the stockholders of each constituent national bank as provided by, and in accordance with the procedures required by, the laws of the United States applicable thereto, and

             (b) After notice as hereinafter provided, by the affirmative vote or written consent of the holders of at least a majority of the shares entitled to vote thereon of each constituent state bank or state trust company, unless any class of shares of any constituent state bank or state trust company is entitled to vote thereon as a class, in which event as to such constituent state bank or state trust company the plan of merger and merger agreement shall be approved by the stockholders upon receiving the affirmative vote or written consent of the holders of a majority of the shares of each class of shares entitled to vote thereon as a class and of the total shares entitled to vote thereon. Such vote of stockholders of a constituent state bank or state trust company shall be at an annual or special meeting of stockholders or by written consent of the stockholders without a meeting as provided in s. 607.0704.

Approval by the stockholders of a constituent bank or trust company of a plan of merger and merger agreement shall constitute the adoption by the stockholders of the articles of incorporation of the resulting state bank or state trust company as set forth in the plan of merger and merger agreements.

         (2) Written notice of the meeting of, or proposed written consent action by, the stockholders of each constituent state bank or state trust company shall be given to each stockholder of record, whether or not entitled to vote, and whether the meeting is an annual or a special meeting or whether the vote is to be by written consent pursuant to s. 607.0704, and the notice shall state that the purpose or one of the purposes of the meeting, or of the proposed action by the stockholders without a meeting, is to consider the proposed plan of merger and merger agreement. Except to the extent provided otherwise with respect to stockholders of a resulting bank or trust company pursuant to subsection (7), the notice shall also state that dissenting stockholders will be entitled to payment in cash of the value of only those shares held by the stockholders:

             (a) Which at a meeting of the stockholders are voted against the approval of the plan of merger and merger agreement;

             (b) As to which, if the proposed action is to be by written consent of stockholders pursuant to s. 607.0704, such written consent is not given by the holder thereof; or

             (c) With respect to which the holder thereof has given written notice to the constituent state bank or trust company, at or prior to the meeting of the stockholders or on or prior to the date specified for action by the stockholders without a meeting pursuant to s. 607.0704 in the notice of such proposed action, that the stockholder dissents from the plan of merger and merger agreement.

Hereinafter in this section, the term "dissenting shares" means and includes only those shares, which may be all or less than all the shares of any class owned by a stockholder, described in paragraphs (a), (b), and (c).

         (3) On or promptly after the effective date of the merger, the resulting state bank or trust company, or a bank holding company which, as set out in the plan of merger or merger agreement, is offering shares rights, obligations, or other securities or property in exchange for shares of the constituent banks or trust companies, may fix an amount which it considers to be not more than the fair market value of the shares of a constituent bank or trust company and which it will pay to the holders of dissenting shares of that constituent bank or trust company and, if it fixes such amount, shall offer to pay such amount to the holders of all dissenting shares of that constituent bank or trust company. The amount payable pursuant to any such offer which is accepted by the holders of dissenting shares, and the amount payable to the holders of dissenting shares pursuant to an appraisal, shall constitute a debt of the resulting state bank or state trust company.

         (4) The owners of dissenting shares who have accepted an offer made pursuant to subsection (3) shall be entitled to receive the amount so offered for such shares in cash upon surrendering the stock certificates representing such shares at any time within 30 days after the effective date of the merger, and the owners of dissenting shares, the value of which is to be determined by appraisal, shall be entitled to receive the value of such shares in cash upon surrender of the stock certificates representing such shares at any time within 30 days after the value of such shares has been determined by appraisal made on or after the effective date of the merger.

         (5) The value of dissenting shares of each constituent state bank or state trust company, the owners of which have not accepted an offer for such shares made pursuant to subsection (3), shall be determined as of the effective date of the merger by three appraisers, one to be selected by the owners of at least two-thirds of such dissenting shares, one to be selected by the board of directors of the resulting state bank, and the third to be selected by the two so chosen. The value agreed upon by any two of the appraisers shall control and be final and binding on all parties. If, within 90 days from the effective date of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such dissenting shares, the department shall cause an appraisal of such dissenting shares to be made which will be final and binding on all parties. The expenses of appraisal shall be paid by the resulting state bank or trust company.

         (6) Upon the effective date of the merger, all the shares of stock of every class of each constituent bank or trust company, whether or not surrendered by the holders thereof, shall be void and deemed to be canceled, and no voting or other rights of any kind shall pertain thereto or to the holders thereof except only such rights as may be expressly provided in the plan of merger and merger agreement or expressly provided by law.

         (7) The provisions of subsection (6) and, unless agreed by all the constituent banks and trust companies and expressly provided in the plan of merger and merger agreement, subsections (3), (4), and (5) are not applicable to a resulting bank or trust company or to the shares or holders of shares of a resulting bank or trust company the cash, shares, rights, obligations, or other securities or property of which, in whole or in part, is provided in the plan of merger or merger agreement to be exchanged for the shares of the other constituent banks or trust companies.

         (8) The stock, rights, obligations, and other securities of a resulting bank or trust company may be issued as provided by the terms of the plan of merger and merger agreement, free from any preemptive rights of the holders of any of the shares of stock or of any of the rights, obligations, or other securities, of such resulting bank or trust company or of any of the constituent banks or trust companies.

         (9) After approval of the plan of merger and merger agreement by the stockholders as provided in subsection (1), there shall be filed with the department, within 30 days after the time limit in s. 658.43(5), a fully executed counterpart of the plan of merger and merger agreement as so approved if it differs in any respect from any fully executed counterpart thereof theretofore filed with the department, and copies of the resolutions approving the same by the stockholders of each constituent bank or trust company, certified by the president, or chief executive officer if other than the president, and the cashier or corporate secretary of each constituent bank or trust company, respectively, with the corporate seal impressed thereon.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Restated Charter of the Registrant provides as follows:

         TWELFTH: INDEMNIFICATION OF CERTAIN PERSONS:

                  To the fullest extent permitted by Tennessee law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the Board of Directors or by appropriate contract with the person involved.

         Article V, INDEMNIFICATION, of the Registrant's Amended and Restated Bylaws provides as follows:

                  The Corporation does hereby indemnify its directors and officers to the fullest extent permitted by the laws of the State of Tennessee and by ARTICLE TWELFTH of its Charter. The Corporation may indemnify any other person to the extent permitted by the Charter and by applicable law.

                  Indemnification of corporate directors and officers is governed by Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Tennessee corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit unless such director or officer did not act in good faith or with the degree of diligence, care and skill which ordinarily prudent men exercise under similar circumstances and in like positions.

                  A person who has been wholly successful, on the merits or otherwise, in the defense of any of the foregoing types of suits or proceedings is entitled to indemnification for the foregoing amounts. A person who has not been wholly successful in any such suit or proceeding may be indemnified only upon the order of a court or a finding that the director or officer met the required statutory standard of conduct by (i) a majority vote of a disinterested quorum of the Board of Directors, (ii) the Board of Directors based upon the written opinion of independent legal counsel to such effect, or (iii) a vote of the shareholders.

ITEM 21.  EXHIBITS.

         The following exhibits are filed herein or have been, as noted, previously filed:

Exhibit No.                             Description
-----------       --------------------------------------------------------------

2.1 Agreement and Plan of Reorganization, as amended, dated as of February 26, 1998, by and between Union Planters Corporation and Transflorida Bank (Included as Appendix A to the Proxy Statement included as part of this Registration Statement.)

2.2 Plan of Merger of Transflorida Bank with and into Union Planters Bank, National Association. (Included as Appendix B to the Proxy Statement included as part of this Registration Statement.)

2.3 Termination Fee Agreement, dated as of February 26, 1998, by and between Union Planters Corporation and Transflorida Bank.

4.1 Restated Charter of Union Planters Corporation. (Incorporated by reference to Exhibit 3(a) to the Quarterly Report on Form 10-Q of UPC for the three months ended March 31, 1998.)

4.2               Amended and Restated Bylaws of Union Planters Corporation.
                  (Incorporated by reference to exhibit 3(d) to the Annual Report on Form 10-K of UPC for the fiscal year ended December 31, 1996 (File No. 0-6919).)

5.1 Opinion of E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters Corporation, as to the validity of the shares of UPC Common Stock.

8.1 Form of opinion of Alston & Bird LLP as to federal income tax consequences.

23.1              Consent of Price Waterhouse LLP.

23.2              Consent of Coopers & Lybrand, LLP.

23.3 Consent of E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters Corporation (included in
                  Exhibit 5.1).

23.4 Consent of Alston & Bird llp (to be filed by amendment and included in Exhibit 8.1).

23.5              Consent of Alex Sheshunoff & Co.

24.1              Power of Attorney (contained on the signature page hereof).

99.1              Form of Proxy of Transflorida Bank

ITEM 22.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee on this the 19th day of February, 1998.

                                       REGISTRANT

                                       UNION PLANTERS CORPORATION


                                       By:  /s/ Benjamin W. Rawlins, Jr.
                                          --------------------------------------
                                            Benjamin W.  Rawlins, Jr.
                                            President and Chief Executive
                                            Officer

         We, the undersigned directors and officers of Union Planters Corporation do hereby constitute and appoint E. James House, Jr. and M. Kirk Walters, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and at the dates indicated.



/s/ Benjamin W. Rawlins, Jr.           Chairman of the Board, Chief Executive      February 19, 1998
------------------------------          Officer, Director (Principal
     Benjamin W. Rawlins, Jr.           Executive Officer)



/s/ Jackson W. Moore                   President, Chief Operating Officer,         February 19, 1998
------------------------------          Director
     Jackson W. Moore


/s/ John W. Parker                     Executive Vice President and                February 19, 1998
------------------------------          Executive Officer)
     John W. Parker                     (Principal Financial Officer)



/s/ M. Kirk Walters                    Senior Vice President, Treasurer,           February 19, 1998
------------------------------          and Chief Accounting Officer
     M. Kirk Walters


/s/ Edgar H. Bailey                    Vice Chairman of the Board                  February 19, 1998
------------------------------          and Director
     Edgar H. Bailey



         SIGNATURES                          TITLE                         DATE
         ----------                          -----                         ----

/s/ Albert M. Austin                        Director                  February 19, 1998
------------------------------
     Albert M. Austin


/s/ Marvin E. Bruce                         Director                  February 19, 1998
------------------------------
     Marvin E. Bruce


/s/ George W. Bryan                         Director                  February 19, 1998
------------------------------
     George W. Bryan


/s/ James E. Harwood                        Director                  February 19, 1998
------------------------------
     James E. Harwood


/s/ Parnell S. Lewis, Jr.                   Director                  February 19, 1998
------------------------------
     Parnell S. Lewis, Jr.


/s/ C. J. Lowrance, III                     Director                  February 19, 1998
------------------------------
     C. J. Lowrance, III


/s/ Stanley D. Overton                      Director                  February 19, 1998
------------------------------
     Stanley D. Overton


/s/ Dr. V. Lane Rawlins                     Director                  February 19, 1998
------------------------------
     Dr. V. Lane Rawlins


/s/ Donald F. Schuppe                       Director                  February 19, 1998
------------------------------
     Donald F. Schuppe


/s/ Mike P. Sturdivant                      Director                  February 19, 1998
------------------------------
     Mike P. Sturdivant


/s/ David M. Thomas                         Director                  February 19, 1998
------------------------------
     David M. Thomas


------------------------------              Director                  _________, 1998
     Richard A. Trippeer, Jr.


------------------------------              Director                  _________, 1998
     Spence L. Wilson

                                  EXHIBIT INDEX



         The following exhibits are filed herein or have been, as noted, previously filed:

Exhibit No.                        Description
-----------       --------------------------------------------------------

2.1 Agreement and Plan of Reorganization, as amended, dated as of February 26, 1998, by and between Union Planters Corporation and Transflorida Bank (Included as Appendix A to the Proxy Statement included as part of this Registration Statement.)

2.2 Plan of Merger of Transflorida Bank with and into Union Planters Bank, National Association. (Included as Appendix B to the Proxy Statement included as part of this Registration Statement.)

2.3 Termination Fee Agreement, dated as of February 26, 1998, by and between Union Planters Corporation and Transflorida Bank.

4.1 Restated Charter of Union Planters Corporation. (Incorporated by reference to Exhibit 3(a) to the Quarterly Report on Form 10-Q of UPC for the three months ended March 31, 1998.)

4.2               Amended and Restated Bylaws of Union Planters Corporation.
                  (Incorporated by reference to exhibit 3(d) to the Annual Report on Form 10-K of UPC for the fiscal year ended December 31, 1996 (File No. 0-6919).)

5.1 Opinion of E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters Corporation, as to the validity of the shares of UPC Common Stock.

8.1 Form of opinion of Alston & Bird LLP as to federal income tax consequences.

23.1              Consent of Price Waterhouse LLP.

23.2              Consent of Coopers & Lybrand, LLP.

23.3 Consent of E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters Corporation (included in
                  Exhibit 5.1).

23.4 Consent of Alston & Bird llp (to be filed by amendment and included in Exhibit 8.1).

23.5              Consent of Alex Sheshunoff & Co.

24.1              Power of Attorney (contained on the signature page hereof).

99.1              Form of Proxy of Transflorida Bank